                                                    Registration No. 333-
------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                          --------------------------

                                   FORM N-3



           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933         |X|


                        Pre-Effective Amendment No. __                     | |



                        Post-Effective Amendment No.                       | |


                                    AND/OR

       REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940     | |


        Amendment No. __                                                   | |

           THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                          (Exact Name of Registrant)

                          --------------------------

           THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                          (Name of Insurance Company)
             1290 Avenue of the Americas, New York, New York 10104
         (Address of Insurance Company's Principal Executive Offices)
             Telephone Number, including Area Code: (212) 554-1234

                          --------------------------


                                 MARY JOAN HOENE
                           VICE PRESIDENT AND COUNSEL
           The Equitable Life Assurance Society of the United States
             1290 Avenue of the Americas, New York, New York 10104
                    (Name and Address of Agent for Service)


                          --------------------------

                 Please send copies of all communications to:
                              PETER E. PANARITES
                        Freedman, Levy, Kroll & Simonds
             1050 Connecticut Avenue, N.W., Washington, D.C. 20036

                          --------------------------

                     CALCULATION OF REGISTRATION FEE UNDER
                           THE SECURITIES ACT OF 1933

 ----------------------------------------------------------------------------------------------------------------------------------
 Title of Securities Being    Amount Being Registered         Proposed Maximum         Proposed Maximum      Amount of Registration
         Registered                                       Offering Price per Unit*    Aggregate Offering            Fee(2)
                                                                                            Price*
 ----------------------------------------------------------------------------------------------------------------------------------
     Units of Interest
    Under Group Annuity
          Contract                 $25,000,000(1)                   (1)                    $25,000,000               $ 6,950

------------------------------------------------------------------------------------------------------------------------------------

*   Estimated soley for purpose of determining the registration fee.
(1) The Contract does not provide for a predetermined amount or number of units

(2) Of the $150,000,000 of units of interest under group annuity contracts registered under Registration Statement No. 333-50949, $62,547,650, for which a filing fee of $18,452, was previously paid, are being carried forward.


Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this registration statement.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.




                           --------------------------

American Dental Association
Members Retirement Program
--------------------------------------------------------------------------------

PROSPECTUS
MAY 1, 1999                    [GRAPHIC OMITTED]




                     ---------------------------------------------------------
                     GROWTH EQUITY FUND                      [GRAPHIC OMITTED]

                     ---------------------------------------------------------
                     AGGRESSIVE EQUITY FUND                  [GRAPHIC OMITTED]

                     ---------------------------------------------------------
                     ADA FOREIGN FUND                        [GRAPHIC OMITTED]

                     ---------------------------------------------------------
                     EQUITY INDEX FUND                       [GRAPHIC OMITTED]

                     ---------------------------------------------------------
                     EQUITY INCOME FUND                      [GRAPHIC OMITTED]

                     ---------------------------------------------------------
                     LIFECYCLE FUND-CONSERVATIVE             [GRAPHIC OMITTED]

                     ---------------------------------------------------------
                     LIFECYCLE FUND-MODERATE                 [GRAPHIC OMITTED]

                     ---------------------------------------------------------
                     REAL ESTATE FUND                        [GRAPHIC OMITTED]

                     ---------------------------------------------------------
                     GUARANTEED RATE ACCOUNTS                [GRAPHIC OMITTED]

                     ---------------------------------------------------------
                     MONEY MARKET GUARANTEE ACCOUNT          [GRAPHIC OMITTED]

                     ---------------------------------------------------------

American Dental Association
Members Retirement Program

PROSPECTUS DATED MAY 1, 1999

--------------------------------------------------------------------------------

 Please read this prospectus and keep it for future reference. It contains important information you should know before participating or taking any other action under the Program.


 ABOUT THE ADA PROGRAM


 The Program provides members of the American Dental Association and their eligible employees several plans for the accumulation of retirement savings on a tax-deferred basis. Eleven investment options - eight investment funds and three guaranteed options are available under the plans. The investment funds and guaranteed options comprise the "investment options" covered by this prospectus and our separate prospectus referred to below. The investment funds, below, are offered by The Equitable Life Assurance Society of the United States.

--------------------------------------------------
INVESTMENT FUNDS
--------------------------------------------------
o Growth Equity Fund     o Real Estate Fund
o Aggressive Equity      o Equity Income Fund*
  Fund                   o Lifecycle Fund -
o ADA Foreign Fund         Moderate
o Equity Index Fund      o Lifecycle Fund -
                           Conservative
--------------------------------------------------
* Available on or about July 1, 1999.

     The Growth Equity Fund is managed by Equitable Life.



 The Real Estate Fund invests primarily in units of Equitable Life's Prime Property Fund.


 The Aggressive Equity Fund, ADA Foreign Fund, Equity Index Fund and Equity Income Fund respectively invest in shares of the following mutual funds: MFS Emerging Growth Fund, Templeton Foreign Fund - Class A, State Street Global Advisors (SSgA) S&P 500 Index Fund, and Putnam Equity Income Fund ("Underlying Mutual Funds"). You should also read the prospectuses for the Underlying Mutual Funds and keep them for future reference.


 The Lifecycle Funds - Conservative and Moderate ("Lifecycle Funds") each invest in units of a corresponding group trust ("Lifecycle Fund Group Trusts") maintained by State Street Bank and Trust Company ("State Street").


 The Equity Index Fund and the Lifecycle Funds are described, in detail, in a separate prospectus for those investment funds. You may obtain a copy of that prospectus, or of any Underlying Mutual Fund prospectus, by writing or calling us toll-free. See "How To Reach Us" on the back cover.

 The Guaranteed Options include a 3-year Guaranteed Rate Account and 5-year Guaranteed Rate Account, and the Money Market Guarantee Account.

 We have filed registration statements relating to this offering with the Securities and Exchange Commission. A Statement of Additional Information ("SAI"), dated May 1, 1999, which is part of the registration statements, is available free of charge upon request by writing to us or calling us toll-free. The SAI has been incorporated by reference into this prospectus. The table of contents for the SAI and a request form to obtain the SAI appear at the end of this prospectus. You may also obtain a copy of this prospectus and the SAI through the SEC web site at www.sec.gov.








 THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE SECURITIES ARE NOT INSURED BY THE FDIC OR ANY OTHER AGENCY. THEY ARE NOT DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK AND ARE NOT BANK GUARANTEED. THEY ARE SUBJECT TO INVESTMENT RISKS AND POSSIBLE LOSS OF PRINCIPAL.

Contents of this prospectus


                                                                              1
--------------------------------------------------------------------------------

ADA PROGRAM


Index of key words and phrases                           3
The Program at a glance - key features                   4

----------------------------------------------------------
1 FEE TABLE                                              6
----------------------------------------------------------
Program expense charge and investment fund operating
   expenses                                              6
Examples                                                 9
Condensed Financial Information                         10

----------------------------------------------------------
2 PROGRAM INVESTMENT OPTIONS                            11
----------------------------------------------------------
Investment options - the Equity Funds                   11
Additional information about the Equity Funds           15
The Real Estate Fund                                    15
Special risks related to the Real Estate Fund           18
Investment options - the Guaranteed Options             19

----------------------------------------------------------
3 HOW WE VALUE YOUR ACCOUNT BALANCE IN
THE INVESTMENT FUNDS                                    22
----------------------------------------------------------

When we use the words "we," "us" and "our," we mean Equitable Life.
When we address the reader of this prospectus with words such as "you" and Please see the index of key words and phrases used in this prospectus. The
"your," we generally mean the individual participant in one or more of the index will refer you to the page where particular terms are defined or plans available in the Program unless otherwise explained. For example, "The explained.
Program" section of the prospectus is primarily directed at the employer.



-------------------------------------------------------------------
4 TRANSFERS AND ACCESS TO YOUR ACCOUNT                          23
-------------------------------------------------------------------
Transfers among investment options                              23
Our account investment management system                        23
Participant loans                                               23
Choosing benefit payment options                                24
Spousal consent                                                 24
Benefits payable after the death of the participant             24
-------------------------------------------------------------------

-------------------------------------------------------------------
5 THE PROGRAM                                                   26
-------------------------------------------------------------------
Eligible employers                                              26
Summary of plan choices                                         26
Getting started                                                 27
How to make Program contributions                               27
Allocating Program contributions                                27
Distributions from the investment options                       28
Rules applicable to participant distributions                   29

-------------------------------------------------------------------
6 PERFORMANCE INFORMATION                                       30
-------------------------------------------------------------------
Annual percentage change in fund unit values                    31
Average annual percentage change in fund unit value             31
How we calculate performance data                               32

-------------------------------------------------------------------
7 CHARGES AND EXPENSES                                          33
-------------------------------------------------------------------
Charges based on amounts invested in the Program                33
Plan and transaction charges                                    35
-------------------------------------------------------------------

-------------------------------------------------------------------
8 TAX INFORMATION                                               36
-------------------------------------------------------------------
Income taxation of distribution to qualified plan
   participants                                                 36
-------------------------------------------------------------------

-------------------------------------------------------------------
9 MORE INFORMATION                                              38
-------------------------------------------------------------------
About Program changes or terminations                           38
IRS disqualification                                            38
About the separate accounts                                     38
About our Year 2000 progress                                    39
About legal proceedings                                         39
About our independent accountants                               40
Reports we provide and available information                    40
Acceptance                                                      40


-------------------------------------------------------------------
APPENDIX I: CONDENSED FINANCIAL
INFORMATION                                                    A-1
-------------------------------------------------------------------

-------------------------------------------------------------------
TABLE OF CONTENTS OF STATEMENT OF
ADDITIONAL INFORMATION                                         S-1
-------------------------------------------------------------------

-------------------------------------------------------------------
Investment Option Characteristics                         fold-out
About Equitable Life                                      fold-out
How to Reach Us                                          back cover
-------------------------------------------------------------------

ADA Program



                                                                              3

--------------------------------------------------------------------------------


INDEX OF KEY WORDS AND PHRASES


This index should help you locate more information on the terms used in this prospectus.



                                       PAGE
AIM System                             23
beneficiary                            24
benefit payment options                24
business day                           23
contributions                          27
eligible rollover distributions        36
Equitable Life                      fold-out
Equity Funds                           11
group annuity contract                 26
GRAs                                   19
guaranteed options                     19
individually designed plan             26
IRA                                    36
investment funds                      cover
investment options                     11
Lifecycle Funds                        14
Lifecycle Fund Group Trusts            14
Master Plan                            26
Master Trust                           26
Money Market Guarantee Account         20
Pooled Trust                           26
Prime Property Fund                    15
Program                                26
Self Directed Prototype Plan           26
separate accounts                      38
SSgA State Street                      13
Trustees                               26
Underlying Mutual Funds               cover
Underlying State Street Funds          14
unit value                             22
unit                                   22
3-year GRA                             19
5-year GRA                             19

ADA Program


                                                                              4
--------------------------------------------------------------------------------


 THE PROGRAM AT A GLANCE - KEY FEATURES


 EMPLOYER CHOICE OF RETIREMENT PLANS

 Our Master Plan is a defined contribution master plan that can be adopted as a profit-sharing plan (401(k), SIMPLE 401(k) and safe harbor 401(k) features are available) and a defined contribution pension plan, or both. The Program's investment options are the only investment choices under the Master Plan.

 Our Self-Directed Prototype Plan gives added flexibility in choosing your investments.

 If you maintain your own individually-designed plan you may use the investment options in the Program through our Pooled Trust.


 PLAN FEATURES

 MASTER PLAN:

 o  Program investment options used as the only investment choices.

 o Plan-level and participant-level recordkeeping, benefit payments, tax withholding and reporting provided.

 o  Use of our Master Trust.

 o  No minimum amount must be invested.

 SELF-DIRECTED PROTOTYPE PLAN:

 o You may combine Program investment options with individual stock and bond investments.

 o Our Pooled Trust is adopted for investment use only, and a minimum of $25,000 must be maintained in the Trust.

 o  Recordkeeping services provided only for plan assets in Pooled Trust.

 o  Third party recordkeeping services can be arranged through us.

 o  Brokerage services can be arranged through us.

 INVESTMENT ONLY:

 o  Our Pooled Trust is adopted for investment use only.

 o  Recordkeeping services provided for plan assets in Pooled Trust.


 PROFESSIONAL INVESTMENT MANAGEMENT


 These professional investment managers advise or sponsor the seven different Equity Funds and the Real Estate Fund:

 o  Alliance Capital Management L.P.


 o  State Street Global Advisors


 o  Massachusetts Financial Services Company

 o  Templeton Global Advisors Ltd.

 o  Putnam Investments, Inc.

 o  Lend Lease Real Estate Investments, Inc.


 GUARANTEED OPTIONS

 The three guaranteed options include two Guaranteed Rate Accounts and a Money Market Guarantee Account.



 TAX ADVANTAGES

 o  On earnings

 o  No tax on investment earnings until withdrawn.


 o  On transfers

 o  No tax on internal transfers.


Because you are buying a contract to fund a retirement plan that already provides tax deferral under Federal income tax rules, you should do so for the contract's features and benefits other than tax deferral. The tax deferral of the contract does not provide additional benefits.

--------------------------------------------------------------------------------

 CHARGES AND EXPENSES

 o  Program expense charge assessed against combined value of Program assets.


 o Investment management and administration fees and other expenses charged on an investment fund-by-fund basis, as applicable.


 o Plan and transaction charges that vary by type of plan adopted, or by specific transaction.


 o Indirectly, charges of underlying investment vehicles for investment management, 12b-1 fees and other expenses.



 BENEFIT PAYMENT OPTIONS

 o  Lump sum.

 o  Installments on a time certain or dollar certain basis.

 o Variety of annuity benefit payout options as available under your employer's plan.

 o  Fixed or variable annuity options available.


 ADDITIONAL FEATURES

 o  Toll-free number available for transfers and account information.


 o  Participant loans (if elected by your employer; some restrictions apply).


 o  Regular statements of account.

 o  Retirement Program Specialist and Account Executive support.

 o  Daily valuation of accounts.

 o  5500 reporting.


 o  For Master Plan, automatic updates for law changes.

1 Fee table

--------------------------------------------------------------------------------


The fee tables and discussion below will help you understand the various charges and expenses you will bear under the Program. The tables reflect charges: (1) you will directly incur, including Program Expense charge, administration fee, investment management fee and other expenses, and (2) fees and expenses of the Underlying Mutual Funds, and the Lifecycle Group Trusts and their underlying collective funds ("Underlying State Street Funds") you will indirectly incur. Certain other Program charges also apply as described under "Plan and Transaction Expenses." If you annuitize your account, charges for premium taxes and other fees may apply.


WHEN YOU PURCHASE OR REDEEM UNITS OF ANY OF THE INVESTMENT FUNDS YOU WILL PAY NO SALES LOAD, NO DEFERRED SALES CHARGE, NO SURRENDER FEES AND NO TRANSFER OR EXCHANGE FEES.



PROGRAM EXPENSE CHARGE AND INVESTMENT FUND OPERATING EXPENSES

The Program expense charge and investment fund operating expenses are paid out of each investment fund's assets. The Growth Equity and Real Estate Funds each pay us an investment management fee that varies based on their respective assets. No investment management fees are paid to us by the Aggressive Equity Fund, ADA Foreign Fund, Equity Index Fund, Equity Income Fund or Lifecycle Funds. The Program expense charge is based partly on the level of assets under the Program and partly on the number of plans. An administration fee is based on investment fund assets. Each investment fund also incurs other expenses for services such as printing, mailing, legal, and similar items. All of these operating expenses are reflected in each investment fund's unit value. See "How We Value Your Account."

The tables that follow summarize the charges, at annual percentage rates, that apply to the investment funds. They do not include other charges which are specific to the various plans, such as enrollment fees or record maintenance and report fees. See "Charges and Expenses," for more details. THE EXPENSES SHOWN FOR THE INVESTMENT FUNDS ARE BASED ON AVERAGE PROGRAM ASSETS IN EACH OF THE INVESTMENT FUNDS DURING THE YEAR ENDED DECEMBER 31, 1998, AND REFLECT APPLICABLE FEES.



GROWTH EQUITY AND REAL ESTATE FUNDS


                                                    INVESTMENT FUND OPERATING EXPENSES
                                              ----------------------------------------------
                                                                     INVESTMENT
                           PROGRAM EXPENSE      ADMINISTRATION      MANAGEMENT        OTHER
         FUND                  CHARGE                FEE               FEE         EXPENSES        TOTAL
----------------------   ------------------   -----------------   -------------   ----------   ----------
      Growth Equity      0.64%                0.15%               0.22%           0.04%        1.05%
      Real Estate        0.64%                0.25%               1.10%           0.21%        2.20%



AGGRESSIVE EQUITY, ADA FOREIGN, EQUITY INDEX AND EQUITY INCOME FUNDS

The Aggressive Equity, ADA Foreign, Equity Index and Equity Income Funds each invest in shares of an Underlying Mutual Fund. The following table shows, at annual percentage rates, the charges and fees which are deducted from each of these investment funds and the Underlying Mutual Fund. No transaction charges are incurred by the investment funds when shares of the Underlying Mutual Fund are purchased or redeemed, but operating expenses of the Underlying Mutual Funds are indirectly incurred. For a detailed description of charges and expenses incurred by the Underlying Mutual Funds, please see their prospectuses. THE EXPENSES SHOWN FOR THE UNDERLYING MUTUAL FUNDS ARE EXPRESSED AS A PERCENTAGE OF THEIR RESPECTIVE AVERAGE DAILY NET ASSETS.

--------------------------------------------------------------------------------



                                       PROGRAM                           INVESTMENT
                                       EXPENSE      ADMINISTRATION       MANAGEMENT
                                       CHARGE            FEE                FEE
                                     ---------- -------------------- -----------------
Aggressive Equity Fund                  0.64%          0.15%(2)           None
MFS Emerging Growth Fund (1)            None           None               0.69%
                                        -------------------------------------------
TOTAL                                   0.64%          0.15%(2)           0.69%
-----------------------------------------------------------------------------------
ADA Foreign Fund                        0.64%          0.15%(4)           None
Templeton Foreign Fund Class A (3)      None           None               0.61%
                                        -------------------------------------------
TOTAL                                   0.64%          0.15%(4)           0.61%
-----------------------------------------------------------------------------------
Equity Index Fund                       0.64%          0.15%              None
SSgA S&P 500 Index Fund (after
waivers) (5)                            None           None               0.01% (6)
                                        --------------------------------------------
TOTAL                                   0.64%          0.15%              0.01% (6)
------------------------------------------------------------------------------------
Equity Income Fund                      0.64%          0.15%(9)           None
Putnam Equity Income Fund (8)           None           None               0.59%
                                        --------------------------------------------
TOTAL                                   0.64%          0.15%(9)           0.59%
------------------------------------    --------------------------------------------



                                             OTHER
                                           EXPENSES        12B-1 FEE          TOTAL
                                     ------------------- ------------ -------------------
Aggressive Equity Fund                      0.08%            None             0.87%(2)
MFS Emerging Growth Fund (1)                0.22%            0.25%            1.16%
                                          ---------------------------------------------
TOTAL                                       0.30%            0.25%            2.03%(2)
---------------------------------------------------------------------------------------
ADA Foreign Fund                            0.10%            None             0.89%(4)
Templeton Foreign Fund Class A (3)          0.26%            0.25%            1.12%
                                          ---------------------------------------------
TOTAL                                       0.36%            0.25%            2.01%(4)
---------------------------------------------------------------------------------------
Equity Index Fund                           0.17%(7)         None             0.96%
SSgA S&P 500 Index Fund (after
waivers) (5)                                0.09%            0.08%            0.18%(6)
                                          ---------------------------------------------
TOTAL                                       0.26%(7)         0.08%            1.14%(6)
---------------------------------------------------------------------------------------
Equity Income Fund                          0.14%            None             0.93%(9)
Putnam Equity Income Fund (8)               0.22%            0.25%            1.06%
                                          ---------------------------------------------
TOTAL                                       0.36%            0.25%            1.99%(9)
---------------------------------------------------------------------------------------



(1)   Source: MFS Emerging Growth Fund prospectus dated April 1, 1999.

(2) An administration fee of up to 0.25% of the average daily net assets of the Program invested in the MFS Emerging Growth Fund is paid to Equitable Life by MFS Fund Distributors, Inc. ("MFS Distributors"). Equitable Life has waived the 0.15% administration fee applicable to the Aggressive Equity Fund and will use the payment from MFS Distributors, to defray administrative expenses associated with the Program's operations and to fund Program enhancements. The agreement and waiver are expected to be in effect for an indefinite period, but these arrangements are subject to termination by either party upon notice.

(3)   Source: Templeton Foreign Fund prospectus dated January 1, 1999.

(4) The Templeton Foreign Fund-Class A Rule 12b-1 plan is described in the Templeton Foreign Fund's prospectus. Templeton Foreign Fund pays Equitable Life an amount equal to the 0.25% Rule 12b-1 fee for services Equitable Life performs for Templeton Foreign Fund. Equitable Life has waived the 0.15% administration fee applicable to the ADA Foreign Fund and will use the payment from Templeton Foreign Fund to defray administrative expenses associated with the Program's operations and to fund Program enhancements. The agreement and waiver are expected to be in effect for an indefinite period, but these arrangements are subject to termination by either party upon notice.

(5)   Source: SSgA S&P 500 Index Fund Prospectus dated December 29, 1998.

(6) State Street has voluntarily agreed to waive up to the full amount of its management fee of .10% of average daily net assets to the extent that total operating expenses exceed .18% of average daily net assets on an annual basis. The total operating expenses of the SSgA S&P 500 Index Fund absent the waiver would be .27% of average daily net assets on an annual basis. The gross annual management expense before the fee waiver would be .10% of average daily net assets. This agreement will remain in effect for the current fiscal year of the SSgA S&P 500 Index Fund. If the waiver agreement is terminated, the full amount of State Street's management fee may be assessed and the total Equity Index Fund expenses may increase.

(7) Includes organizational expenses of $33,917 that were initially paid by Equitable Life and reimbursed over a five year period ended December 31, 1998.

(8)   Source: Putnam Equity Income Fund prospectus dated March 30, 1998.

(9) The Putnam Equity Income Fund - Class A Rule 12b-1 plan is described in the Putnam Equity Index Fund's prospectus. Putnam Equity Income Fund pays Equitable Life an amount equal to the 0.25% Rule 12b-1 fee for services Equitable Life performs for Putnam Equity Index Fund. Equitable Life has waived the 0.15% administration fee applicable to the ADA Equity Income Fund and will use the payment from Putnam Equity Income Fund to defray administrative expenses associated with the Program's operations and to fund Program enhancements. The agreement and waiver are expected to be in effect for an indefinite period, but these arrangements are subject to termination by either party upon notice.

--------------------------------------------------------------------------------

LIFECYCLE FUNDS

No transaction charges are incurred by the Lifecycle Funds when units of a corresponding Lifecycle Fund Group Trust are purchased or redeemed, but annual operating expenses are incurred by each Lifecycle Fund Group Trust. A deduction is made from the assets of each Lifecycle Fund Group Trust to compensate State Street for managing the assets of the Lifecycle Fund Group Trusts.


The fees and charges which are deducted from the assets of the Lifecycle Funds, the Lifecycle Fund Group Trusts and the Underlying State Street Funds are shown in the table below. For a detailed description of the fee and charge arrangements involving the Lifecycle Funds, Lifecycle Fund Group Trusts and Underlying State Street Funds, please see our separate prospectus for the Equity Index Fund and the Lifecycle Funds. THE EXPENSES SHOWN FOR EACH OF THE LIFECYCLE FUND GROUP TRUSTS AND UNDERLYING STATE STREET FUNDS ARE EXPRESSED AS A PERCENTAGE OF THEIR RESPECTIVE AVERAGE NET ASSETS FOR 1998.



-------------------------------------------------------------------------------------------------------------------
                                   PROGRAM                       INVESTMENT
                                   EXPENSE    ADMINISTRATION    MANAGEMENT            OTHER
                                   CHARGE          FEE             FEE               EXPENSES          TOTAL
                                 ----------------------------------------------------------------------------------
Lifecycle Fund-Conservative        0.64%         0.15%             None               0.54%(1)         1.33%
Lifecycle Fund
Group Trust-Conservative           None          0.11%(2)          0.17%              0.15%(1&3)       0.43%
Underlying Funds:
S&P 500 Flagship Fund              None          None              None                  -%(4&5)          -%(5)
Russell 2000 Fund                  None             -%(5)          None               0.04%(4)         0.04%
Daily EAFE Non-Lending Fund        None          None              None               0.11%(4)         0.11%
Daily Government/Corporate Bond
Fund                               None          None              None               0.01%(4)         0.01%
Short Term Investment Fund         None          None              None                  -%(4&5)          -%(5)
-------------------------------------------------------------------------------------------------------------------
TOTAL                              0.64%         0.26%             0.17%              0.71%(6)         1.78%(6)
-------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------



-------------------------------------------------------------------------------------------------------------------
                                    PROGRAM                       INVESTMENT
                                   EXPENSE     ADMINISTRATION    MANAGEMENT           OTHER
                                    CHARGE          FEE             FEE             EXPENSES              TOTAL
-------------------------------------------------------------------------------------------------------------------
Lifecycle Fund-Moderate             0.64%          0.15%            None              0.19%(1)            0.98%
Lifecycle Fund
Group Trust-Moderate                None           0.01%(2)         0.17%             0.01%(1&3)          0.19%
Underlying Funds:
S&P 500 Flagship Fund               None           None             None                 -%(4&5)             -%(5)
Russell 2000 Fund                   None              -%(5)         None              0.04%(4)            0.04%
Daily EAFE Non-Lending Fund         None           None             None              0.11%(4)            0.11%
Daily Government/Corporate Bond
Fund                                None           None             None              0.01%(4)            0.01%
Short Term Investment Fund          None           None             None                 -%(4&5)             -%(5)
-------------------------------------------------------------------------------------------------------------------
TOTAL                               0.64%          0.16%            0.17%             0.22%(6)            1.19%(6)
-------------------------------------------------------------------------------------------------------------------



(1) These include a charge at the annual rate of .03% of the value of the respective assets in the Lifecycle Funds-Conservative and Moderate to compensate Equitable Life for additional legal, accounting and other potential expenses resulting from the inclusion of the Lifecycle Fund Group Trusts and Underlying State Street Funds maintained by State Street among the investment options described in this prospectus and the SAI. Other expenses also include $150,087 of costs incurred by Equitable Life and State Street in the organization of the Lifecycle Funds. These costs are being reimbursed from the Lifecycle Funds, over a five year period, pro rata based on the assets of each of those investment funds, ending June 30, 2000. On December 8, 1995, the Program's balance in the Balanced Fund (approximately $70 million) was transferred to the Lifecycle Fund-Moderate. The much larger balance in that Fund results in a much lower ratio of other expenses to total assets compared to the corresponding ratio for the Lifecycle Fund-Conservative.

(2) Based on the Lifecycle Fund Group Trusts-Conservative and Moderate current fixed fee of $12,000 per year, per fund, and average net assets for 1998.

(3) Based on the Lifecycle Fund Group Trusts-Conservative and Moderate average net assets for 1998.

(4) Other expenses of the Underlying State Street Funds are based on expenses incurred by each Fund during 1998.

(5)   Less than 0.01%.

(6) These totals are based upon a weighted average of the other expenses for each Underlying State Street Fund. In calculating the weighted average, expenses for each Underlying State Street Fund were multiplied by their respective target percentages within their respective Group Trust. See "Lifecycle Funds-Conservative" and "Lifecycle Funds-Moderate" for a description of the targeted percentage weightings of the Lifecycle Fund Group Trusts-Conservative and Moderate.



EXAMPLES


You would pay the expenses shown below on a $1,000 initial investment over the time period indicated for each investment fund listed below, assuming a 5% annual rate of return. The examples include all annual fund operating expenses plus an estimate of average plan and transaction charges over the time periods indicated, assuming the account is not annuitized. The estimate is computed by aggregating all record maintenance and report fees and enrollment fees, divided by the average assets for the same period. See "Plan and Transaction Expenses." As the minimum amount that can be converted to an annuity is $5,000, the amount accumulated from the $1,000 contribution could not be paid in the form of an annuity at the end of any of the periods shown in the examples. There are no surrender charges, so the amounts would be the same, whether you withdraw all or a portion of your Account Balance.

--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
       INVESTMENT FUND        1 YEAR      3 YEARS      5 YEARS      10 YEARS
--------------------------------------------------------------------------------
 Growth Equity             $  10.98     $  34.25     $  59.35    $  131.11
 Aggressive Equity(1)         20.90        64.52       110.66       238.07
 Real Estate                  22.61        69.68       119.31       255.49
 ADA Foreign(1)               20.70        63.92       109.64       236.00
 Equity Index (1)             11.80        36.75        63.63       140.27
 Equity Income(1)             20.50        63.30            -            -
 Lifecycle-Conservative       18.36        56.82        97.71       211.64
 Lifecycle-Moderate           12.44        38.74        67.02       147.48
--------------------------------------------------------------------------------

(1)   The expenses shown reflect the arrangements discussed in notes (2), (4),
      (6) and (9) to the fee table above relating to these investment funds.



The purpose of these tables and examples is to assist you in understanding the various costs and expenses that will be incurred, either directly or indirectly, when amounts are invested in the Funds. FUTURE EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN. IN ADDITION, THE 5% RATE OF RETURN IN THE EXAMPLE IS NOT AN ESTIMATE OR GUARANTEE OF FUTURE PERFORMANCE.


We may deduct a $350 annuitization fee if you elect a variable annuity payment option. Assuming an annuity payout option could be issued, the expenses shown in the above example would, in each case, be increased by $4.43 based on the average amount applied to annuity payout options in 1998.


CONDENSED FINANCIAL INFORMATION


Please see APPENDIX I at the end of this prospectus for condensed financial information concerning the Growth Equity Fund and Real Estate Fund, and unit value and number of units outstanding information for the Aggressive Equity Fund, ADA Foreign Fund, Equity Index Fund and Lifecycle Funds.



FINANCIAL STATEMENTS OF INVESTMENT FUNDS


Each of the investment funds is, or is part of, one of our separate accounts as described in "About the Separate Accounts" under "More Information." The financial statements for the Growth Equity Fund (Separate Account No. 4 (Pooled)), Aggressive Equity Fund (Separate Account No. 200), ADA Foreign Fund (Separate Account No. 191) and Real Estate Fund (Separate Account No. 30), and our Prime Property Fund (Separate Account No. 8) in which the Real Estate Fund invests, may be found in the SAI for this prospectus. Financial statements for the Equity Income Fund (Separate Account No. 206) are not included as this Fund has not previously been available under the Program.


Financial statements for the Equity Index Fund (Separate Account No. 195), Lifecyle Fund - Conservative (Separate Account No. 197) and Lifecycle Fund-Moderate (Separate Account No. 198), are found in our separate SAI for those investment funds.

2 Program Investment Options
                                                                             11

--------------------------------------------------------------------------------


You may choose from ELEVEN INVESTMENT OPTIONS under the Program. These are the Real Estate Fund and the other seven investment funds we call the "Equity Funds." You can also choose from three guaranteed options: a 3-year Guaranteed Rate Account and a 5-year Guaranteed Rate Account ("GRAs"), and our Money Market Guarantee Account.


THE EQUITY FUNDS


Each Equity Fund has a different investment objective. The Equity Funds try to meet their investment objectives by investing either in a portfolio of securities or by holding mutual fund shares or units in a group trust. We cannot assure you that any of the Equity Funds will meet their investment objectives.



THE GROWTH EQUITY FUND

OBJECTIVE

The Growth Equity Fund seeks to achieve long-term growth of capital by investing in the securities of companies that we believe will share in the growth of our nation's economy-and those of other leading industrialized countries-over a long period.


INVESTMENT MANAGER

We manage the Growth Equity Fund. We currently use the personnel and facilities of Alliance Capital Management L.P. ("Alliance") for portfolio management, securities selection and transaction services. We are the indirect majority-owners of Alliance, a publicly-traded limited partnership. We and Alliance are each registered investment advisers under the Investment Advisers Act of 1940.

Alliance acts as investment adviser to various separate accounts and general accounts of Equitable Life and other affilliated insurance companies. Alliance also provides investment management and advisory services to mutual funds, endowment funds, insurance companies, foreign entities, qualified and non-tax qualified corporate funds, public and private pension and profit-sharing plans, foundations and tax-exempt organizations. As of December 31, 1998, Alliance had total assets under management of $286 billion. Alliance's main office is located at 1345 Avenue of the Americas, New York, New York 10105.


INVESTMENT STRATEGIES


The Fund maintains its own portfolio of securities. The Growth Equity Fund invests primarily in common stocks. The Fund generally invests in securities of intermediate and large sized companies, but may invest in stocks of companies of any size. At times the Fund may invest its equity holdings in a relatively small number of issuers, provided that no investment when made causes more than 10% of the Growth Equity Fund's assets to be invested in the securities of one issuer.


The Growth Equity Fund also may invest smaller amounts in other equity-type securities, such as convertible preferred stocks or convertible debt instruments. The Fund also may invest in non-equity investments, including non-participating and non-convertible preferred stocks, bonds and debentures. The Fund's non-equity investments could be substantial if we believe that the Fund will not meet its investment objectives by buying common stock and other equity-type securities. The Fund also may invest up to 10% of its total assets in restricted securities (securities not freely traded) and up to 15% of its total assets in foreign securities (securities of established foreign companies without substantial business in the United States.)

--------------------------------------------------------------------------------

As a defensive strategy, the Growth Equity Fund may make temporary investments in government obligations, short-term commercial paper and other money market instruments, either directly or through our Separate Account No. 2A, which invests in such securities. The Fund would not be pursuing its investment objective when using this temporary defensive strategy.

RISKS OF INVESTMENT STRATEGIES

Investing in common stocks and other securities involves the risk that the value of the stocks or securities purchased will fluctuate. These fluctuations could occur for a single company, an industry, a sector of the economy, or the stock market as a whole. These fluctuations could cause the value of the Growth Equity Fund's investments - and, therefore, the value of the Fund's units - to fluctuate, and you could lose money.

Market and financial risks are inherent in any securities investment. By market risks, we mean factors which do not necessarily relate to a particular issuer, but affect the way markets, and securities within those markets, perform. Market risks can be described in terms of volatility, that is, the range and frequency of market value changes. Market risks include such things as changes in interest rates, general economic conditions and investor perceptions regarding the value of debt and equity securities. By financial risks we mean factors associated with a particular issuer which may affect the price of its securities, such as its competitive posture, its earnings and its ability to meet its debt obligations. Important factors associated with the Growth Equity Fund are discussed below.

In addition to large sized companies, the Growth Equity Fund may invest in securities of medium and small sized companies. The securities of small and medium sized, less mature, lesser known companies involves greater risks than those normally associated with larger, more mature, well-known companies. Therefore, consistent earnings may not be as likely in small companies as in large companies.


The Growth Equity Fund runs a risk of increased and more rapid fluctuations in the value of its investments in securities of small or medium sized companies. This is due to the greater business risks of small size and limited product lines, markets, distribution channels, and financial and managerial resources. Historically, the price of small (less than $2 billion) and medium (between $2 and $10 billion) capitalization stocks and stocks of recently organized companies have fluctuated more than the larger capitalization stocks and the overall stock market. One reason is that small- and medium-sized companies have less certain prospects for growth, a lower degree of liquidity in the markets for their stocks, and greater sensitivity to changing economic conditions.

Finally, concentrating the Growth Equity Fund's equity holdings in the stocks of a few companies also increases the risk of loss because a decline in the value of one of these stocks would have a greater impact on the Fund. As of December 31, 1998, the Fund held 27.4% of its net assets in the stocks of four issuers. See Separate Account No. 4 (Pooled) Statement of Investments and Net Assets in the SAI.


Investing in non-equity securities, such as bonds and debentures, involves the risk that the value of these securities held by the Growth Equity Fund - and, therefore, the value of the Fund's units - will fluctuate with changes in interest rates (interest rate risk) and the perceived ability of the issuer to make interest or principal payments on time (credit risk). Moreover, convertible securities, such as convertible preferred stocks or convertible debt instruments, contain both debt and equity features, and may lose significant value in periods of extreme market volatility.

Investing in securities of foreign companies involves additional risks, including risk of loss from changes in the political or economic climate of the countries in which these companies do business. Foreign currency fluctuations, exchange controls or financial instability could cause the value of the Growth Equity Fund's foreign investments to fluctuate. Additionally, foreign

--------------------------------------------------------------------------------

accounting, auditing and disclosure standards may differ from domestic standards, and there may be less regulation in foreign countries of stock exchanges, brokers, banks, and listed companies than in the United States. As a result, the Fund's foreign investments may be less liquid and their prices may be subject to greater fluctuations than comparable investments in securities of U.S. issuers.


Investing in restricted securities involves additional risks because these securities generally (1) are less liquid than non-restricted securities and (2) lack readily available market quotations. Accordingly, the Growth Equity Fund may be unable to quickly sell its restricted security holdings at fair market value.


THE AGGRESSIVE EQUITY, ADA FOREIGN, EQUITY INDEX AND EQUITY INCOME FUNDS


The Aggressive Equity, ADA Foreign, Equity Index and Equity Income Funds each invest in shares of an Underlying Mutual Fund. The investment results you will experience in any one of those investment funds will depend on the investment performance of the Underlying Mutual Funds. The table below shows the names of the Underlying Mutual Funds, their investment objectives, and their advisers.




-------------------------------------------------------------------------------
                                            UNDERLYING MUTUAL FUND
                      ---------------------------------------------------------
   INVESTMENT FUND            NAME              OBJECTIVE              ADVISER
-------------------------------------------------------------------------------
Aggressive Equity     MFS Emerging      Long-term              Massachusetts
Fund                  Growth Fund       growth of capital      Financial
                                                               Services
                                                               Company
------------------------------------------------------------------------------
ADA Foreign           Templeton         Long-term              Templeton
Fund                  Foreign Fund      growth of capital      Global Advisors
                                                               Limited
------------------------------------------------------------------------------
Equity Index          SSgA S&P 500      Replicate the          State Street
Fund                  Index Fund        total return of the    Global Advisers
                                        S&P 500 Index          (SSgA)
------------------------------------------------------------------------------
Equity Income         Putnam            Growth and             Putnam
Fund                  Equity Income     income                 Investments, Inc.
                      Fund
------------------------------------------------------------------------------


Each of the Underlying Mutual Funds has been selected by the ADA Trustees. We have no investment management responsibilities for the Aggressive Equity, ADA Foreign, Equity Index or Equity Income Funds. As to those Funds, we act in accordance with the investment policies established by the ADA Trustees.

PLEASE REFER TO THE PROSPECTUSES AND SAIS OF THE UNDERLYING MUTUAL FUNDS FOR A MORE DETAILED DISCUSSION OF INVESTMENT OBJECTIVES AND STRATEGIES, ADVISERS, RISK FACTORS AND OTHER INFORMATION CONCERNING THE UNDERLYING MUTUAL FUNDS.

--------------------------------------------------------------------------------


LIFECYCLE FUNDS - CONSERVATIVE AND MODERATE


Each Lifecycle Fund invests in a Lifecycle Fund Group Trust. Each Group Trust has identical investment objectives and policies to the Lifecycle Fund to which it relates. We have no investment management responsibilities for the Lifecycle Funds. As to those Funds, we act in accordance with the investment policies established by the ADA Trustees.

OBJECTIVES

The Lifecycle Fund - Conservative seeks to provide current income and a low to moderate growth of capital by investing exclusively in units of the Lifecycle Group Trust - Conservative.

The Lifecycle Fund - Moderate seeks to provide growth of capital and a reasonable level of current income by investing exclusively in units of the Lifecycle Group Trust - Moderate.



THE LIFECYCLE FUND GROUP TRUSTS

The Lifecycle Fund Group Trusts are maintained by State Street. Each of the Group Trusts is organized as a collective investment fund under Massachusetts law. Because of exclusionary provisions, the Lifecycle Fund Group Trusts are not subject to regulation under the Investment Company Act of 1940. The Lifecycle Fund Group Trusts were selected by the ADA Trustees.


State Street serves as the trustee and investment manager to the Lifecycle Fund Group Trusts. Each of the Group Trusts attempts to achieve its investment objective by investing in a mix of underlying collective investment funds (the Underlying State Street Funds) maintained by State Street and offered exclusively to tax exempt retirement plans. Unlike the Lifecycle Fund Group Trusts, however, which are available only under the ADA Program, the Underlying State Street Funds may receive contributions from other tax exempt retirement plans.

The Lifecycle Fund Group Trusts each seek to achieve their objectives by investing 100% of their respective assets in a mix of Underlying State Street Funds in accordance with certain target percentage weightings selected by the ADA Trustees. The Underlying State Street Funds of the Lifecycle Fund Group Trust - Conservative and by the Lifecyle Fund - Moderate are:

      o S&P 500 Flagship Fund

      o Russell 2000 Fund


      o Daily EAFE Non-Lending Fund


      o Daily Government/Corporate Bond Fund

      o Short Term Investment Fund

PLEASE REFER TO OUR SEPARATE PROSPECTUS AND SAI FOR THE EQUITY INDEX FUND AND THE LIFECYCLE FUNDS FOR MORE DETAILED INFORMATION, INCLUDING STRATEGIES, RISK FACTORS AND IMPORTANT INFORMATION CONCERNING THE UNDERLYING STATE STREET FUNDS.

--------------------------------------------------------------------------------


ADDITIONAL INFORMATION ABOUT THE EQUITY FUNDS


CHANGE OF INVESTMENT OBJECTIVES


The ADA Trustees may change the investment objectives of the Aggressive Equity, ADA Foreign, Equity Index, Equity Income and the Lifecycle Funds. The ADA Trustees may also change the mutual fund or collective investment fund in which any one of these Equity Funds invests. We can change the investment objectives of the Growth Equity Fund, if the New York State Insurance Department approves the change.


VOTING RIGHTS


If the MFS Emerging Growth Fund, Templeton Foreign Fund, SSgA S&P 500 Index Fund or the Putnam Equity Income Fund holds a meeting of shareholders, we will vote shares held in the corresponding Equity Fund in accordance with instructions received from employers, participants or trustees, as the case may be. Shares will be voted in proportion to the voter's interest in the Equity Fund holding the shares as of the record date for the shareholders meeting. We abstain from voting shares if we receive no instructions. Employers, participants or trustees will receive: (1) periodic reports relating to the Underlying Mutual Funds and (2) proxy materials, together with a voting instruction form, in connection with shareholder meetings.


THE REAL ESTATE FUND


OBJECTIVE

The Real Estate Fund seeks a stable rate of return over an extended period of time through rental income and appreciation of real property values. It pursues this goal by investing primarily in units of our Prime Property Fund (Separate Account No. 8), which has the same objective. Because of the nature of real estate investments, to provide a measure of liquidity, the Real Estate Fund also invests in liquid assets such as our Separate Account No. 2A, which only invests in short-term securities. We cannot assure you that the Real Estate Fund or Prime Property Fund will meet their investment objective.

INVESTMENT MANAGER

We manage both the Real Estate Fund and Prime Property Fund. We have retained Lend Lease Real Estate Investments, Inc. ("Lend Lease") to advise us as to all our real property acquisitions, management and sales. Lend Lease also coordinates related accounting and bookkeeping functions with us. Lend Lease has offices world-wide and throughout the United States. As of December 31, 1998, Lend Lease had approximately $23.7 billion in assets under management. Lend Lease originates, analyzes, evaluates and recommends commercial real estate investments for its clients, then manages and services those investments on an ongoing basis.

INVESTMENT STRATEGIES

Prime Property Fund's principal investment strategy is to acquire and own well-located, quality, income-producing real estate investments in strong rental markets throughout the United States. Location, potential income stream, cost, potential for increasing rental income and capital appreciation, resale marketability, and architectural and other physical attributes are important factors considered in the selection of properties. We also evaluate the risks, including environmental risks, involved with the property, as well as the probability and potential impact of changes in the local economy. See "Prime Property Fund Investments" in the SAI for additional information about the current distribution of investments by property type and location.

--------------------------------------------------------------------------------

Prime Property Fund does not have a specified holding period for its properties. The Fund will buy and sell properties at any time. In general, however, we seek to hold properties for long-term investment.


Prime Property Fund may also invest in: (1) construction and mortgage loans receivable; (2) notes receivable; (3) developmental properties and (4) forward commitments (an agreement to purchase property upon completion of construction or leasing.) Although there are no limits on the amount the Fund can invest in any one property, we do not intend to invest more than 10% of the Fund's assets in any one property or in developmental properties.

Prime Property Fund participates in joint ventures, particularly with regard to large properties. We seek to form joint ventures with persons and companies who, because of our experience with them or investigation into their financial condition and business history, we regard as experienced and financially responsible. Prime Property Fund may issue construction and mortgage loans on a fixed or variable rate basis in connection with joint ventures in which it participates. If Prime Property Fund issues fixed rate loans, it may seek to stabilize the market value of such loans by engaging in interest rate hedging transactions, to the extent permitted under applicable regulatory requirements.


Prime Property Fund may also engage in transactions and invest in properties other than or in addition to those described above, including commercial mortgaged backed securities (CMBS) and shares in real estate investment trusts (REITs).

Prime Property Fund may use various forms of mortgage financing in connection with its real estate activities.


Prime Property Fund may also borrow money in order to:

      o acquire new properties;

      o improve existing investments;

      o provide working capital for repairs and improvements; and

      o meet other cash flow requirements.


Prime Property Fund may use mortgage financing to acquire properties, may mortgage properties after acquisition, may acquire properties subject to mortgages and may enter into joint ventures or other arrangements that require mortgage financing. Prime Property Fund's borrowings may have recourse to wholly-owned properties or may be secured by the general credit of the Fund and thus have recourse to the entire Fund. During the period from 1989 through 1998 Prime Property Fund's total borrowings secured by wholly-owned properties ranged from 10.4% to 26.6% of the Fund's total portfolio value. For more information regarding borrowings secured by wholly-owned properties see "Prime Property Fund Investments" in the SAI.


Prime Property Fund does not borrow in order to meet investors' withdrawal requests.

--------------------------------------------------------------------------------

LIQUID ASSETS


The Real Estate Fund seeks to hold enough liquid assets to provide for expected withdrawals, and seeks to hold a minimum of 5% of its assets in liquid assets. The Real Estate Fund and the Prime Property Fund each may invest in:


      o units of our Separate Account No. 2A;

      o government obligations;

      o short-term commercial paper; and

      o other money market instruments of the types described above.

These holdings could tend to reduce the investment performance of the Real Estate Fund as compared to the Prime Property Fund or a fund fully invested in real estate.


INVESTMENT RISKS RELATED TO PRIME PROPERTY FUND

Prime Property Fund is subject to the risks generally associated with the ownership of real property, some of which we describe below. These risks could cause the value of Prime Property Fund's real estate and other investments - and, therefore, the value of the its units - to fluctuate.

The risks associated with investing in real property include:

      o the uncertainty of cash flow;

      o the need to meet fixed and other obligations;

      o shifts in property values in real estate markets in general and in local markets in particular;

      o adverse changes in economic and social conditions, including demographic trends;

      o changes in operating expenses, including real estate taxes;

      o changes in tax, zoning, building, environmental and other laws;

      o losses due to nonpayment of rent;

      o uninsured losses; and

      o other risks beyond our control.

We believe that the large number of properties held in Prime Property Fund and their geographic and use diversification provide a measure of protection against these risks.


Investments in developmental properties are subject to additional risks, which include cost overruns, construction delays, difficulties in finding suitable tenants and delays in fully renting the property. Joint ventures may be vulnerable to losses as a result of a joint venturer's financial difficulties. In addition, the joint venturer may at times have objectives that are contrary to those of Prime Property Fund. Construction loans may be vulnerable to losses due to a developer's financial difficulties. In general, construction loans will not be personal obligations of the borrower, and Prime Property Fund will look solely to the underlying property in case of default. Other liens such as mechanics' liens may have priority over Prime Propery Fund's security interest in the property.

--------------------------------------------------------------------------------


 SPECIAL RISKS RELATED TO THE REAL

 ESTATE FUND

 LIQUIDITY


 There is no assurance that the Real Estate Fund will have sufficient liquidity to make distributions and transfers when requested under the Program or when required by law. From 1991 to June 1994 the Real Estate Fund used substantially all of its available cash flow and liquid assets to pay participant withdrawal requests, and withdrawal requests were being delayed in accordance with our procedures. We currently are delaying withdrawals from the Prime Property Fund. Nevertheless, the Real Estate Fund has sufficient liquidity and is paying participant withdrawals on a current basis.


 Further, we may restrict or delay the Real Estate Fund's withdrawals from Prime Property Fund, if we reasonably believe it necessary to protect the interests of other participants in Prime Property Fund. We have restricted withdrawals from Prime Property Fund from time to time.

 The procedures we use for any delayed distributions or transfers from the Real Estate Fund are described under "Procedures for Withdrawals, Distributions and Transfers-Special Rules for Distributions and Transfers from the Real Estate Fund" in the SAI.

 -----------------------------------------------------------------------------
 You may redeem Real Estate Fund units once each quarter. Payments to you may be delayed.
 -----------------------------------------------------------------------------

 You should also understand that you may only redeem your Real Estate Fund units after the end of a calendar quarter. We process redemption requests after we know the value of Prime Property Fund for the last day of that quarter and have determined the value of Real Estate Fund units. This determination normally occurs five to ten days into the succeeding month. If you are taking a distribution or transfer from the Real Estate Fund, the amount distributed will not reflect any change in the net value of Prime Property Fund assets attributable to the period between the last day of the quarter and the day your redemption occurs. Please see "Special Rules for Distributions and Transfers from the Real Estate Fund" under "Procedures for withdrawals, Distributions and Transfers" in the SAI.

 Because an investment in the Real Estate Fund involves substantial risk and could deny you immediate access to your investment, you may wish to limit your investment in the Real Estate Fund, particularly as you near retirement.

 INSURANCE RISKS


 We believe that our all-risk (property) casualty insurance would provide adequate compensation for accidental loss of property value, including losses in California resulting from earthquakes. Our insurance against earthquake loss in California is limited to: (1) $310 million per occurrence and (2) $310 million aggregate annually for all our California properties, including Prime Property Fund properties. We believe that the amount of earthquake insurance we carry is reasonable in light of the types of coverage available at acceptable prices and based on probable maximum loss analysis. Prime Property Fund's properties are also covered under a commercial general liability and umbrella policy that we believe is adequate for the portfolio in view of the types of coverage currently available at acceptable prices.



 CONFLICTS OF INTEREST


 Lend Lease makes property acquisitions for us, our clients, and for itself and its clients. Before acquisition, properties are allocated among Prime Property Fund, our other separate accounts (both pooled and single-client accounts), our general account, Lend Lease's own account, and Lend Lease 's advisory accounts. Two or more of those accounts may share some of those properties. Prime Property Fund does not share any properties with any of our other accounts. We also may have interests in properties held in our general account or in other accounts we manage that may be affected by the acquisition, operations or sale of Prime Property Fund properties. One or more of these situations could give rise to conflicts of interest among Prime Property Fund and these other accounts, including our accounts.

--------------------------------------------------------------------------------

 Lend Lease seeks to allocate properties among the accounts based on the accounts' investment policies, size, liquidity and diversification requirements, current availability of funds, current portfolio holdings and annually established investment goals. Lend Lease's recommendations as to the allocation of properties are reviewed and approved by the Allocation Committee of the Lend Lease Board of Directors. With limited exceptions, the Allocation Committee has final authority over the allocation of investment properties for all of our accounts.


 Certain related parties of Lend Lease manage some of the properties held in Prime Property Fund pursuant to an exemption issued by the U.S. Department of Labor. Lend Lease charges market level fees, including a profit, for the services provided. During 1998, related parties of Lend Lease were paid $10.5 million for property management services.


 Further, the value of the Real Estate Fund's investments depends heavily on the estimated market values of properties held by Prime Property Fund. See "How We Value Your Account." We base those estimates on our periodic reappraisals of the properties. Our fees will tend to increase as those appraised values increase. There is no assurance that any of the properties will ultimately be sold for their appraised values.


 Finally, Lend Lease also may postpone withdrawals from Prime Property Fund under certain circumstances within our discretion. These circumstances include a reasonable determination by us not to sell properties. Lend Lease's fees depend on the aggregate value of net assets held in Prime Property Fund.


 THE GUARANTEED OPTIONS


 You can choose from among three different guaranteed options:

 o two GRAs guaranteed by major insurance companies, or

 o our Money Market Guarantee Account held in one of our separate accounts and guaranteed by us.

 Your investment in a guaranteed option is not regulated by the Securities and Exchange Commission, and the following discussion about the guaranteed options has not been reviewed by the staff of the SEC. The discussion, however, is subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements made.


 GUARANTEED RATE ACCOUNTS

 You can choose from a GRA that matures in three years (3-year GRA) or a GRA that matures in five years (5-year GRA). Your contributions to the GRAs earn the guaranteed interest rate then in effect when your contribution is credited. The interest rate is expressed as an effective annual rate, reflecting daily compounding and the deduction of applicable asset-based fees. See "Charges and Expenses."


 You can make new contributions or transfer amounts from other investment options to a GRA at the current guaranteed rate at any time. New guaranteed rates are offered each Wednesday and are available for a seven-day period. You may call the AIM System to obtain the current GRA rates. You earn interest from the day after your contribution or transfer is credited through the maturity date of the GRA. See "Maturing GRAs" in the SAI for more information. The amount of your contribution and interest that is guaranteed is subject to any penalties applicable upon premature withdrawal. See "Premature Withdrawals and Transfers from a GRA" in the SAI.


  RESTRICTIONS ON WITHDRAWALS AND TRANSFERS

  As a general matter, prior to a GRA's maturity you may not:

  o remove amounts from a GRA;

  o make transfers from one GRA to another investment option; or

  o use GRA amounts to obtain a plan loan, for hardship or in-service withdrawals, to receive benefits from a terminated plan or to transfer amounts to a new plan.


 Withdrawals from a GRA may be made before maturity if you are disabled, you attain age 701|M/2, or you die. Certain

--------------------------------------------------------------------------------


 other withdrawals from a GRA prior to maturity are permitted, but may be subject to a penalty. See "Premature Withdrawals and Transfers" from a GRA in the SAI.

 THE GRA GUARANTEES

 John Hancock Mutual Life Insurance Company ("John Hancock") guarantees all contributions allocated to GRA's after July 31, 1998. These contributions are invested until maturity through two group annuity contracts that John Hancock Mutual issued to the ADA Trustees. John Hancock is a Massachusetts mutual life insurance company with home offices at John Hancock Place, Boston, Massachusetts 02117. Founded in 1862, John Hancock had assets of approximately $41.9 billion in its general account as of December 31, 1998. John Hancock and its subsidiaries had assets under management as of December 31, 1998 of approximately $126.7 billion.


 The ADA Trustees may arrange for other carriers to provide GRAs at any time. All references in this prospectus and the SAI to the Guaranteed Rate Accounts" or to a "GRA" or "GRAs" shall be deemed to refer to the GRAs provided by John Hancock or any other carrier which previously provided or may in the future provide Program GRAs, as appropriate. All GRAs invested in prior to July 31, 1998, remain invested through maturity with the insurance company that provided that GRA.


 Withdrawals, transfers, reallocations on maturity and benefit distributions from GRAs provided by other carriers are subject to Equitable Life's receipt of the proceeds of such GRA from the other carriers.



 MONEY MARKET GUARANTEE ACCOUNT

 All contributions to the Money Market Guarantee Account earn the same rate of interest. The rate changes monthly and is expressed as an effective annual rate, reflecting daily compounding and the deduction of applicable asset-based fees. Contributions may be made at any time and will earn the current rate from the day after the contribution is credited through the end of the month or, if earlier, the day of transfer or withdrawal. Your balance in the Money Market Guarantee Account at the end of the month automatically begins receiving interest at the new rate until transferred or withdrawn. You may call the AIM System to obtain the current monthly rate.


 DISTRIBUTIONS, WITHDRAWALS, AND TRANSFERS

 You may effect distributions, withdrawals and transfers, without penalty, at any time permitted under your plan. We do not impose penalties on distributions, withdrawals or transfers.

 THE MONEY MARKET GUARANTEE ACCOUNT GUARANTEE

 We guarantee the amount of your contributions to the Money Market Guarantee Account and the interest credited. We hold assets in our Separate Account No. 43 sufficient to pay all principal and accrued interest under the Money Market Guarantee Account option, less applicable fees, as required by law. Assets we hold in Separate Account No. 43 attributable to ADA participants are available to Program participants who have allocated amounts to the Money Market Guarantee Account. We may not use these amounts to satisfy obligations that may arise out of any other business we conduct. If the assets in Separate Account No. 43 are insufficient to provide for payment of all principal and accrued interest under the Money Market Guarantee Account, we will transfer additional assets into Separate Account No. 43 to make up for any shortfall. We may remove assets from Separate Account No. 43 that are in excess of those attributable to the combined account values of all ADA participants.

--------------------------------------------------------------------------------

 CALCULATION OF OUR RATES

 The interest rate we credit to the Money Market Guarantee
 Account approximates:

 (1) the average over each calendar year of "domestic prime" money market funds (funds with the highest quality investments); plus

 (2) an amount which approximates the average expenses deducted from such funds; less


 (3) 0.15% (Administration Fee) and the applicable Program Expense Charge. See "Charges and Expenses."

 On January 1 each year we set an annual minimum interest rate for the Money Market Guarantee Account. The minimum guaranteed interest rate for 1999 is 2.5% (before applicable asset-based fees).

3 How we value your account balance in the Investment Funds

--------------------------------------------------------------------------------


 FOR AMOUNTS IN THE EQUITY FUNDS


 When you invest in an Equity Fund, your contribution or transfer purchases "units" of that Fund. The unit value on any day reflects the value of the Fund's investments for the day and the charges and expenses we deduct from the Fund. We calculate the number of units you purchase by dividing the amount you invest by the unit value of the Fund as of the close of business on the day we receive your contribution or transfer instruction.

 On any given day, your account value in any Equity Fund equals the number of the Fund's units credited to your account, multiplied by that day's value for one Fund unit. In order to take deductions from any Equity Fund, we cancel units having a value equal to the amount we need to deduct. Otherwise, the number of your Fund units of any Equity Fund does not change unless you make additional contributions, make a withdrawal, effect a transfer, or request some other transaction that involves moving assets into or out of that Fund option.

 For a description of how Equity Fund unit values are computed, see "How We Compute Unit Values for the Funds" in the SAI.


 FOR AMOUNTS IN THE REAL ESTATE FUND


 The day on which the Real Estate Fund unit value is determined depends each month on the day on which the value of Prime Property Fund is known. Prime Property Fund is valued only once each month, as of the last business day of the month. However, that value is normally not known until several days later because financial data must be calculated and reported from properties located throughout the country. When this process is completed, units of the Real Estate Fund are valued. During the period between the end of the month and the day on which the Real Estate fund units are valued, which normally ranges from five to ten days, the value of Prime Property Fund real estate assets from the end of the preceding month may change, income will accrue and expenses will be incurred.


 The Real Estate Fund accepts contributions and transfers only one day each month. When you invest in the Real Estate Fund, your contribution or transfer is first placed in the Money Market Guarantee Account. On the next day that the Real Estate Fund accepts contributions, your contribution or transfer, plus accrued interest, is used to purchase units in the Real Estate Fund. We calculate the number of units you purchase by dividing the amount you invest by the unit value of the Real Estate Fund. Note that the net value of Prime Property Fund's investments as of the end of the preceding month may increase or decrease before your purchase of Real Estate Fund units takes place. As a result, the procedure described above will tend to favor Real Estate Fund units being purchased to the extent that there have been net increases in the value of the underlying net assets between the end of the month and the date of the valuation. It will have the opposite effect to the extent of any decreases in the net assets during this period.

 You may change your mind about investing in the Real Estate Fund, but only if you advise us in writing before a transfer is made to the Real Estate Fund. You should tell us that the money being held in the Money Market Guarantee Account is no longer designated for investment in the Real Estate Fund. You also should enclose a transfer form telling us where that money is to be allocated. We must receive your instructions by the close of business on the day the transfer is to occur. Because the transfer date varies from month to month, we cannot ensure that your instructions will be effective unless we receive them by the first day of the month.

 For a description of how Real Estate Fund unit values are computed, see "How We Determine Unit Values for the Funds" in the SAI.

4 Transfers and access to your account

--------------------------------------------------------------------------------

 TRANSFERS AMONG INVESTMENT OPTIONS

 You may transfer some or all of your amounts among the investment options if you participate in the Master Plan. Participants in other plans may make transfers as allowed by the plan.


 No transfers from the GRAs to other investment options are permitted prior to maturity. Transfers to the GRAs, and to or from the Money Market Guarantee Account and the Growth Equity Fund, are permitted at any time. Transfers from the Aggressive Equity Fund, ADA Foreign Fund, Equity Index Fund, Equity Income Fund and Lifecycle Funds are permitted at any time except if there is any delay in redemptions from the Underlying Mutual Fund or, with respect to the Lifecycle Funds, the Lifecycle Fund Group Trusts in which they invest.


 Transfers to and from the Real Estate Fund are subject to special rules, which are described in detail under "Procedures for Withdrawals, Distributions and Transfers - Special Rules for Distributions and Transfers from the Real Estate Fund" in the SAI and referred to under "The Program."



 OUR ACCOUNT INVESTMENT MANAGEMENT SYSTEM (AIM)


 Participants may use our automated AIM System to transfer between investment options, obtain account information, change the allocation of future contributions and maturing GRAs and hear investment performance information. To use the AIM System, you must have a touch-tone telephone. We assign a personal security code ("PSC") number to you after we receive your completed enrollment form.


 We have established procedures to reasonably confirm the genuineness of instructions communicated to us by telephone when using the AIM System. The procedures require personal identification information, including your PSC number, prior to acting on telephone instructions, and providing written confirmation of the transfers. Thus, we will not be liable for following telephone instructions we reasonably believe to be genuine.


 A transfer request will be effective on the business day we receive the request. We will confirm all transfers in writing.

 -----------------------------------------------------------------------------
 A business day is any day on which both the New York Stock Exchange and we are open, and generally ends at 4:00 p.m. Eastern Time. We may, however, close due to emergency conditions.
 -----------------------------------------------------------------------------

 PARTICIPANT LOANS


 Participants loans are available if the employer plan permits them. Participants must apply for a plan loan through the employer. Loan packages containing all necessary forms, along with an explanation of how interest rates are set, are available from our Account Executives.

 Loans are subject to restrictions under Federal tax laws and ERISA. If you are a sole proprietor, 10% or more partner, or a shareholder-employee of an S Corporation who owns more than 5% of the shares (or a family member of any of the above as defined under Federal income tax laws), you presently may not borrow from your vested account balance without first obtaining a prohibited transaction exemption from the Department of Labor. Participants should consult with their attorneys or tax advisors regarding the advisability and procedures for obtaining such an exemption. A loan may not be taken from the Real Estate Fund, or from the Guaranteed Rate Accounts prior to maturity. If a participant is married, written spousal consent will be required for a loan.

 Generally, the loan amount will be transferred from the investment options into a loan account. The participant must pay the interest as required by Federal income tax rules. If you fail to repay the loan when due, the amount of the unpaid balance may be taxable and subject to additional penalty taxes. Interest paid on a retirement plan loan is not deductible.

--------------------------------------------------------------------------------

 CHOOSING BENEFIT PAYMENT OPTIONS


 Benefit payments are subject to plan provisions.


 The Program offers a variety of benefit payment options. If you are a participant in a self-directed or individually-designed plan, ask your employer for details. Your plan may allow you a choice of one or more of the following forms of distribution:

     o Qualified Joint and Survivor Annuity

     o Lump Sum Payment

     o Installment Payments

     o Life Annuity

     o Life Annuity - Period Certain

     o Joint and Survivor Annuity

     o Joint and Survivor Annuity - Period Certain

     o Cash Refund Annuity

 All of these options can be either fixed or variable except for the Cash Refund Annuity and the Qualified Joint and Survivor Annuity which are fixed options only.

-----------------------------------------------------------------------------
  The amount of each payment in a fixed option remains the same. Variable option payments change to reflect the investment performance of the Growth Equity Fund.
 -----------------------------------------------------------------------------

 See "Types of Benefits" in the SAI for detailed information regarding each of the benefit payout options, and "Procedures for Withdrawals, Distributions and Transfers" in the SAI.

 Fixed annuities are available from insurance companies selected by the Trustees. Upon request, we will provide fixed annuity rate quotes available from one or more such companies. Participants may instruct us to withdraw all or part of their account balance and forward it to the annuity provider selected. Once we have distributed that amount to the company selected, we will have no further responsibility to the extent of the distribution.

 We provide the variable annuity options. Payments under variable annuity options reflect investment performance of the Growth Equity Fund.


 The minimum amount that can be used to purchase any type of annuity is $5,000. In most cases an annuity administrative charge of $350 will be deducted from the amount used to purchase an annuity from Equitable Life. Annuities purchased from other providers may also be subject to fees and charges.



 SPOUSAL CONSENT


 If a participant is married and has an account balance greater than $5,000, Federal law generally requires payment of a Qualified Joint and Survivor Annuity payable to the participant for life and then to the surviving spouse for life, unless you and your spouse have properly waived that form of payment in advance. Please see "Spousal Consent Requirements" under "Types of Benefits" in the SAI.



 BENEFITS PAYABLE AFTER THE DEATH OF A PARTICIPANT

 If a participant dies before the entire benefit has been paid, the remaining benefits will be paid to the participant's beneficiary. If a participant dies before he or she is required to begin receiving benefits, the law generally requires the entire benefit to be distributed no more than five years after death. There are exceptions: (1) a beneficiary who is not the participant's spouse may elect payments over his or her life or a fixed period which does not exceed the beneficiary's life expectancy, provided payments begin within one year of death, (2) if the benefit is payable to the spouse, the spouse may elect to receive benefits over his or her life or a fixed period which does not exceed his/her life expectancy beginning any time up to the date the participant would have attained age 701/2 or, if later, one year after the participant's death, or (3) the spouse may be able to roll over all or part of the death benefit to a traditional individual retirement arrangement. If, at death, a participant was already receiving benefits, the beneficiary can continue to receive benefits based on the payment option selected by the

--------------------------------------------------------------------------------


 participant, subject to the Federal income tax minimum distribution rules. To designate a beneficiary or to change an earlier designation, a participant must have the employer send us a beneficiary designation form. In some cases, the spouse must consent in writing to a designation of any non-spouse beneficiary, as explained in "Spousal Consent Requirements" under "Types of Benefits" in the SAI.


 Under the Master Plan, on the day we receive proof of death, we automatically transfer the participant's account balance in the Equity Funds to the Money Market Guarantee Account unless the beneficiary gives us other written instructions. The balance in the Real Estate Fund will be treated as a Priority 1 distribution and will be scheduled for transfer to the Money Market Guarantee Account following the last day of the next quarter. See "Special Risks Related to the Real Estate Fund."

5 The Program

--------------------------------------------------------------------------------


 The American Dental Association Members Retirement Program consists of several types of retirement plans and two retirement plan Trusts, the Master Trust and the Pooled Trust. Each of the Trusts invests exclusively in the group annuity contracts described in this prospectus. The Program is sponsored by the ADA, and the Trustees under the Master and Pooled Trusts are the members of the Council on Insurance of the ADA (the "Trustees"). The Program had 25,284 participants and $1.4 billion in assets at December 31, 1998.


 This section explains the ADA Program in further detail. It is intended for employers who wish to enroll in the Program, but contains information of interest to participants as well. You should, of course, understand the provisions of your plan and the Participation Agreement that define the scope of the Program in more specific terms. References to "you" and "your" in this section are to you in your capacity as an employer.


 ELIGIBLE EMPLOYERS


 You can adopt the Program if you or at least one of your partners or other shareholders is a member of: (1) the ADA, (2) a constituent or component society of the ADA, or (3) an ADA-affiliated organization. Participation by an affiliated organization must first be approved by the ADA's Council on Insurance. Certain Code limitations will apply to constituent or component societies.

 Our Retirement Program Specialists are available to answer your questions about joining the Program. Please contact us by using the telephone number or addresses listed under "How To Reach Us - Information on Joining the Program" on the back cover of the prospectus.



 SUMMARY OF PLAN CHOICES

 You have a choice of three retirement plan arrangements under the Program. You can:


 o Choose the MASTER PLAN - which automatically gives you a full range of services from Equitable Life. These include your choice of the Program investment options, plan-level and participant-level recordkeeping, benefit payments and tax withholding and reporting. Under the Master Plan employers adopt our Master Trust and your only investment choices are from the Investment Options.


 -----------------------------------------------------------------------------
 The Master Plan is a defined contribution master plan that can be adopted as a profit sharing plan (including optional 401(k), SIMPLE 401(k) and safe harbor 401(k) features), a defined contribution pension plan, or both.
 -----------------------------------------------------------------------------

 o Choose the SELF-DIRECTED PROTOTYPE PLAN - which gives you added flexibility in choosing investments. This is a defined contribution prototype plan which can be used to combine the Program investment options with your own individual investments such as stocks and bonds. With this plan you must adopt our Pooled Trust and maintain a minimum balance of $25,000 at all times.

 You must arrange separately for plan level accounting and brokerage services. We provide recordkeeping services only for plan assets held in the Pooled Trust. You can use any plan recordkeeper or you can arrange through us to hire Trust Consultants, Inc. at a special rate. You can also arrange through us brokerage services from our affiliate, DLJ Direct, at special rates or use the services of any other broker.

 -----------------------------------------------------------------------------
 The Pooled Trust is an investment vehicle used with individually designed qualified retirement plans. It can be used for both defined contribution and defined benefit plans. We provide recordkeeping services for plan assets held in the Pooled Trust.
 -----------------------------------------------------------------------------


 o Maintain your own INDIVIDUALLY DESIGNED PLAN - and use our Pooled Trust for investment options in the Program and your own individual investments. The Pooled Trust is for investment only and can be used for both defined benefit and defined contribution plans.


 Choosing the right plan depends on your own set of circumstances. We recommend that you review all plan, trust, participation and related agreements with your legal and tax counsel.

--------------------------------------------------------------------------------

 GETTING STARTED

 If you choose the Master Plan, you must complete a Participation Agreement. If you have your own individually designed plan and wish to use the Pooled Trust as an investment vehicle, the trustee of your plan must complete a Participation Agreement.

 If you choose the Self-Directed Prototype Plan, you must complete the Prototype Plan adoption agreement as well as a Participation Agreement in order to use the Pooled Trust.

 As an employer, you are responsible for the administration of the plan you choose. If you have a Self-Directed Prototype Plan, you are also responsible for appointing a plan trustee. Please see "Your Responsibilities as Employer" in the SAI.



 HOW TO MAKE PROGRAM CONTRIBUTIONS

 Contributions must be in the form of a check drawn on a bank in the U.S. clearing through the Federal Reserve System, in U.S. dollars, and made payable to The ADA Retirement Trust. All contribution checks should be sent to Equitable Life at the address shown "For Contribution Checks Only" in the "Information Once You Join the Program" section under "How to Reach Us" on the back cover of this prospectus. Third party checks are not acceptable, except for rollover contributions, tax-free exchanges or trustee checks that involve no refund. All checks are subject to collection. We reserve the right to reject a payment if it is received in an unacceptable form.


 All contributions must be accompanied by a Contribution Remittance form which designates the amount to be allocated to each participant by contribution type. Contributions are normally credited on the business day that we receive them, provided the remittance form is properly completed. Contributions are only accepted from the employer. Employees may not send contributions directly to the Program.

 The Real Estate Fund will accept contributions and effect transfers only one day a month. See "The Real Estate Fund."

 There is no minimum amount which must be contributed for investment if you adopt the Master Plan, or if you have your own individually designed plan that uses the Pooled Trust. If you adopt our self-directed prototype plan, you must, as indicated above, keep at least $25,000 in the Pooled Trust at all times.



 ALLOCATING PROGRAM CONTRIBUTIONS


 Under the Master Plan participants make all of the investment decisions.

 Investment decisions in the Self-Directed Prototype Plan and individually designed plans are made either by the participant or by the plan trustees depending on the terms of the plan.

 Participants may allocate contributions among any number of Program investment options. Allocation instructions can be changed at any time. IF WE DO NOT RECEIVE ADEQUATE INSTRUCTIONS, WE WILL ALLOCATE YOUR CONTRIBUTIONS TO THE MONEY MARKET GUARANTEE ACCOUNT UNTIL WE ARE PROPERLY INSTRUCTED OTHERWISE.


 WHEN TRANSACTION REQUESTS ARE EFFECTIVE.

 Contributions, as well as transfer
 requests and allocation changes (not including GRA maturity allocation changes discussed in the SAI), are effective on the business day they are received. In-service distribution requests are also effective on the business day they are received. Benefit payments are subject to plan provisions. Transaction requests received after the end of a business day will be credited the next business day. Processing of any transaction may be delayed if a properly completed form is not received.

 Trustee-to-trustee transfers of plan assets are effective the business day after we receive all items we require, including check and mailing instructions, and the new or amended plan opinion/IRS determination letter or adequate proof of this letter.

--------------------------------------------------------------------------------

 DISTRIBUTIONS FROM THE INVESTMENT OPTIONS


 Keep in mind two sets of rules when considering distributions or withdrawals from the Program. The first are rules and procedures that apply to the investment options, exclusive of the provisions of your plan. We discuss those in this section. The second are rules specific to your plan. We discuss those "Rules Applicable to Participant Distributions" below. Certain plan distributions may be subject to Federal income tax, and penalty taxes. See "Tax Information."

 AMOUNTS IN THE EQUITY FUNDS AND MONEY MARKET GUARANTEE ACCOUNT. These are generally available for distribution at any time, subject to the provisions of your plan. However, there may be a delay for withdrawals from the Aggressive Equity Fund, ADA Foreign Fund, Equity Index, Equity Income or the Lifecyle Funds if there is any delay in redemptions from the related Underlying Mutual Fund, or with respect to the Lifecycle Funds, from the Lifecycle Fund Group Trusts in which they invest.

 AMOUNTS IN THE GUARANTEED RATE ACCOUNTS. Withdrawals generally may not be taken from GRAs prior to maturity. See "Guaranteed Rate Accounts."


 Payments or withdrawals and application of proceeds to an annuity ordinarily will be made promptly upon request in accordance with plan provisions. However, we can defer payments, applications and withdrawals for any period during which the New York Stock Exchange is closed for trading, sales of securities are restricted or determination of the fair market value of assets is not reasonably practicable because of an emergency.


 DISTRIBUTION AND TRANSFERS FROM THE REAL ESTATE FUND. Under the Master Plan, distributions from the Real Estate Fund are made only after the amount to be withdrawn has been transferred to another investment option and a confirmation of the transfer has been sent to the recipient. Participants in an individually-designed plan or the Prototype Self-Directed Plan may receive a distribution directly from the Real Estate Fund without first having it transferred to another investment option. See "Procedures for Withdrawals, Distributions and Transfers-Special Rules for Distributions and Transfers From the Real Estate Fund" and "Tax Information" in the SAI.

--------------------------------------------------------------------------------

 All distributions and transfers from the Real Estate Fund are subject to a minimum wait of one calendar quarter. Payments are scheduled to be made shortly after the end of the calendar quarter following the quarter in which we receive properly completed forms requesting the distribution or transfer, but they may be delayed. Withdrawals from the Real Estate Fund must be made in amounts of at least $1,000 or, if less, your balance in the Real Estate Fund.

 The Real Estate Fund may not have enough liquid assets to pay all withdrawals when requested. If liquid assets are insufficient to pay all requested withdrawals, withdrawal requests are prioritized according to the nature of the distribution. For an explanation of how our "Priority 1" and "Priority 2" distribution procedures operate, please see "Special Rules for Distributions and Transfers from the Real Estate Fund" under "Procedures for Withdrawals, Distributions and Transfers" in the SAI. Also see "Special Risks Related to the Real Estate Fund" in the prospectus.

 IF YOUR PLAN IS AN EMPLOYER OR TRUSTEE-DIRECTED PLAN, YOU AS THE EMPLOYER ARE RESPONSIBLE FOR ENSURING THAT THERE IS SUFFICIENT CASH AVAILABLE TO PAY BENEFITS.


 RULES APPLICABLE TO PARTICIPANT DISTRIBUTIONS

 In addition to our own procedures, distribution and benefit payment options under a tax qualified retirement plan are subject to complicated legal requirements. A general explanation of the federal income tax treatment of distributions and benefit payment options is provided in "Tax Information" in this prospectus and the SAI. You should discuss your options with a qualified financial advisor. Our Account Executives also can be of assistance.


 In general, under the Master Plan or our Self-Directed Prototype Plan, participants are eligible for benefits upon retirement, death or disability, or upon termination of employment with a vested benefit. Participants in an individually designed plan are eligible for retirement benefits depending on the terms of their plan. See "Benefit Payment Options" under "Transfers and Access to Your Money," and "Tax Information" for more details. For participants who own more than 5% of the business, benefits must begin no later than April 1 of the year after the participant reaches age 701|M/2. For all other participants, distribution must begin by April 1 of the later of the year after attaining age 701|M/2 or retirement from the employer sponsoring the plan.

 Under the Master Plan, self-employed persons may generally not receive a distribution prior to age 591|M/2, and employees generally may not receive a distribution prior to a separation from service.

6 Performance information

--------------------------------------------------------------------------------


 The investment performance of the Equity Funds and the Real Estate Fund reflects changes in unit values experienced over time. No performance has been provided for the Equity Income Fund since it will not become available until on or about July 1, 1999. The unit value calculations for the Funds include all earnings, including dividends and realized and unrealized capital gains. Unlike the typical mutual fund, the Funds reinvest, rather than distribute, their earnings.

 The following tables show the annual percentage change in Fund unit values, and the average annual percentage change in Fund unit values, for various periods within the ten years ended December 31, 1998. You may compare the performance results for each Fund with the data presented for certain unmanaged market indices, or "benchmarks."


 Performance data for the benchmarks do not reflect any deductions for investment advisory, brokerage or other expenses of the type typically associated with an actively managed investment fund. This overstates their rates of return and limits the usefulness of the benchmarks in assessing the performance of the Funds. The benchmark results have been adjusted to reflect reinvestment of dividends and interest for greater comparability. The benchmarks are:

 o Standard and Poor's 500 Index ("S&P 500")-a weighted index of the securities of 500 companies widely regarded by investors as representative of the stock market.

 o Russell 2000 Index ("Russell 2000")-a broadly diversified small capitalization index of the approximately 2,000 smallest stocks within the Russell 3000 Index. The Russell 3000 Index consists of the largest 3,000 publicly traded stocks of U.S. domiciled corporations and includes large, medium and small capitalization stocks.

 o Morgan Stanley Capital International EAFE Index ("EAFE")-an index of the securities of over 1,000 companies traded on the markets of Europe, Australia, New Zealand and the Far East.

 o Lehman Government/Corporate Bond Index ("Lehman")-an index widely regarded as representative of the bond market.

 o Salomon Brothers 3-Month T-Bill Index ("Salomon 3 Mo. T-Bill")-an index of direct obligations of the U.S. Treasury which are issued in maturities between 31 and 90 days.

 o Consumer Price Index (Urban Consumers-not seasonally adjusted) ("CPI")-an index of inflation that can be used as a non-securities benchmark.

 The annual percentage change in unit values represents the percentage increase or decrease in unit values from the beginning of one year to the end of that year. The average annual rates of return are time-weighted, assume an investment at the beginning of each period, and include the reinvestment of investment income.


 Historical results are presented for the Funds for the periods during which the Funds were available under the Program. Hypothetical results were calculated for prior periods, as described in "How We Calculate Performance Data." In the case of the Aggressive Equity Fund, hypothetical results are shown for years before 1996, because the Program did not begin to invest in the MFS Emerging Growth Fund until December 1, 1995. For the Equity Index Fund, no results are presented for periods prior to 1993, as the SSgA S&P 500 Index Fund began operations during 1992. 1995 performance data for the Lifecycle Funds is shown for the period when the Funds commenced operations on May 1, 1995 through December 31, 1995.

 THE PERFORMANCE SHOWN DOES NOT REFLECT ANY RECORD MAINTENANCE AND REPORT OR ENROLLMENT FEES. NO PROVISIONS HAVE BEEN MADE FOR THE EFFECT OF TAXES ON INCOME AND GAINS OR UPON DISTRIBUTIONS. PAST PERFORMANCE IS NOT AN INDICATION OF FUTURE PERFORMANCE.

--------------------------------------------------------------------------------

 ANNUAL PERCENTAGE CHANGE IN FUND UNIT VALUES




--------------------------------------------------------------------------------
                                                         LIFECYCLE     LIFECYCLE
           GROWTH    AGGRESSIVE      ADA      EQUITY       FUND-         FUND-
           EQUITY     EQUITY*     FOREIGN*    INDEX*   CONSERVATIVE    MODERATE
--------------------------------------------------------------------------------
 1998       -3.2%       23.6%        -5.6%     27.2%        10.2          15.1%
 1997      26.2        19.8          5.9       31.7          9.9          16.1
 1996      17.0        13.8         16.8       21.3          4.3          10.6
 1995      31.1        40.2         10.0       35.1          5.9          10.1
 1994       -2.3        4.0          -0.6       0.7           -              -
 1993      18.7        23.4         33.4        6.4           -              -
 1992       0.6        10.8          -0.6         -           -              -
 1991      51.1        86.4         17.3          -           -              -
 1990      -11.9        -3.3         -3.8         -           -              -
 1989      43.9        26.0         29.6          -           -              -
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
                                                                 SALOMON
             REAL       S&P      RUSSELL                         3-MO.
           ESTATE       500       2000        EAFE     LEHMAN    T-BILL      CPI
--------------------------------------------------------------------------------
 1998        16.1%      28.6%      -2.5%      20.0%      9.5%      5.1%      1.6%
 1997        9.3       33.4       22.4        1.8       9.8        5.2       1.9
 1996        0.2       23.0       16.5        6.1       2.9        5.3       3.3
 1995        4.4       37.5       28.4       11.2      19.2        5.7       2.9
 1994        3.6        1.3        -1.8       7.8       -3.5       4.2       2.7
 1993        -3.2      10.0       18.9       32.6      11.0        3.1       2.7
 1992        -5.2       7.6       18.4       -12.2      7.6        3.6       2.9
 1991        -8.7      30.5       46.1       12.5      16.1        5.8       3.0
 1990        2.0        -3.1      -19.5      -23.2      8.3        7.9       6.2
 1989        8.1       31.7       16.3       10.8      14.2        8.7       4.6



AVERAGE ANNUAL PERCENTAGE CHANGE IN
FUND UNIT VALUES - YEARS ENDING
DECEMBER 31, 1998




----------------------------------------------------------------------------------------------------------------
                                                                         LIFECYCLE       LIFECYCLE
                GROWTH       AGGRESSIVE         ADA        EQUITY         FUND-           FUND-          REAL
               EQUITY         EQUITY*       FOREIGN*      INDEX*      CONSERVATIVE      MODERATE       ESTATE
----------------------------------------------------------------------------------------------------------------
1 Year           -3.2%          23.6%          -5.6%        27.2%          10.2%      15.1%              16.1%
3 Years         12.7            19.0           5.3          26.6            8.1       13.9                8.3
5 Years         12.9            19.7           5.0          22.4          N/A         N/A                 6.6
10 Years        15.4            22.5           9.5         N/A            N/A         N/A                 2.4
----------------------------------------------------------------------------------------------------------------




----------------------------------------------------------------------------------------------------------------
                                                                       SALOMON
                  S&P         RUSSELL                                 3-MO.
                 500          2000           EAFE        LEHMAN       T-BILL          CPI
----------------------------------------------------------------------------------------------------------------
1 Year           28.6%         -2.6%        20.0%         9.5%          5.1%         1.6%
3 Years          28.2         11.6           9.0          7.3           5.2          2.2
5 Years          24.1         11.9           9.2          7.3           5.1          2.4
10 Years         19.2         12.9           2.9          9.3           5.5          3.1
----------------------------------------------------------------------------------------------------------------

* Hypothetical results, in bold, are based on underlying mutual fund performance before the inception of the respective Funds.

--------------------------------------------------------------------------------

 HOW WE CALCULATE PERFORMANCE DATA

 The Growth Equity Fund performance reflects actual investment experience and the deduction of asset-based charges actually incurred by Separate Account No. 4 (Pooled) under the Program.

 The Aggressive Equity Fund has invested in the Class A shares of MFS Emerging Growth Fund since September 13, 1993, when those shares were first offered for sale. Prior to that date, and from December 1, 1995, the Aggressive Equity Fund invested in Class B shares of MFS Emerging Growth Fund. The Class B and Class A shares are identical, except that the Class B shares have higher class-related expenses than the Class A shares.


 Until December 1, 1995, when it became Separate Account No. 200, the Aggressive Equity Fund had been part of our Separate Account No. 3 (Pooled) that has its own managed portfolio of securities. As the Class A and Class B shares of MFS Emerging Growth Fund represent interests in the same pool of investments, we have shown hypothetical results for the Aggressive Equity Fund for all periods before December 1, 1995, based on the actual performance of the Class B shares. The results shown are adjusted for the Program expense charges and expenses incurred by the Aggressive Equity Fund when it was part of Separate Account No. 3 (Pooled). Because the expenses of the Class B shares are higher than the Class A shares, the performance shown for periods before September 13, 1993 would have been higher if Class A shares were available.

 The ADA Foreign Fund began operations as Separate Account No. 191 on March 2, 1992. Until May 1, 1996, it invested approximately 95% of its assets in Class A (formerly Class I) shares of Templeton Foreign Fund and the balance in an Equitable Life short-term investment account, Separate Account No. 2A. Since May 1, 1996, the ADA Foreign Fund has been 100% invested in Class A shares of Templeton Foreign Fund. The results shown in the tables for periods prior to March 2, 1992, are hypothetical results and are based on the investment of 100% of the ADA Foreign Fund's assets in Templeton Foreign Fund, consistent with the current investment policy of the Fund. On January 1, 1993, Templeton Foreign Fund - Class A implemented a Rule 12b-1 plan, which affects subsequent performance. For the hypothetical calculations we have applied the Program expense charge during those periods plus .15% in estimated other expenses to the historical experience of the Templeton Foreign Fund.

 The Equity Index Fund began operations as Separate Account No. 195 on February 1, 1994. For prior periods hypothetical results are shown. The results reflect the actual performance of SSgA S&P 500 Index Fund beginning with 1993, the first full year after that mutual fund began operations. For these hypothetical calculations we have applied the Program expense charge during those periods plus .15% in estimated other expenses to the historical investment experience of the SSgA S&P 500 Index Fund.


 The Lifecycle Fund-Conservative and the Lifecycle Fund-Moderate performance shown reflects actual investment performance of Separate Account No. 197 and Separate Account No. 198 for the period beginning May 1, 1995, when the Funds commenced operations.

 The Real Estate Fund performance shown reflects actual investment experience and the deduction of asset-based charges actually incurred by Separate Account No. 30 (Pooled) under the Program during the periods indicated.

7 Charges and expenses


                                                                             33
--------------------------------------------------------------------------------

 You will incur two general types of charges under the Program:


(1) Charges based on the value of your assets in the Program - these apply to all amounts invested in the Program (including installment payout option payments), and do not vary by plan. These are, in general, reflected as reductions in the unit values of the investment funds or as reductions from the rates credited to the guaranteed options.


(2) Plan and transaction charges - these vary by plan or are charged for specific transactions, and are typically stated in a dollar amount. Unless otherwise noted, these are deducted in fixed dollar amounts by reducing the number of units in the appropriate investment funds and the dollars in the guaranteed options.

 For the Real Estate Fund, we base the number of units deducted on the last unit value determined prior to the date of deduction. We deduct amounts for the 3-year or 5-year GRA from your most recent GRA.

 We make no deduction from your contributions or withdrawals for sales expenses.



 CHARGES BASED ON AMOUNTS INVESTED IN THE PROGRAM


 PROGRAM EXPENSE CHARGE

 We assess the Program expense charge against the combined value of Program assets in all the investment options. The purpose of this charge is to cover the expenses that we and the ADA incur in connection with the Program.




-------------------------------------------------------------------------------
                                ANNUAL PROGRAM EXPENSE CHARGE*
                         --------------------------------------------
    VALUE OF PROGRAM
        ASSETS              EQUITABLE LIFE         ADA         TOTAL
-------------------------------------------------------------------------------
  First $400 million             .620%            .025%        .645%
  Over $400 million              .620             .020         .640
-------------------------------------------------------------------------------



* The Program expense charge is determined by negotiation between us and the Trustees. The charge is primarily based on a formula that gives effect to total Program assets and the number of plans enrolled in the Program. Currently, the portion paid to the ADA has been reduced to 0.015% for all asset levels, but the ADA's portion could be increased in the future. For the 12 months beginning May 1, 1999, the total Program expense charge is 0.635%.


 For investment options other than GRAs, the Program expense charge is calculated based on Program assets on January 31 in each year, and is charged at a monthly rate of 1|M/12 of the relevant annual charge.

 For GRAs, the Program expense charge is calculated based on Program assets on January 31 of each year, and is charged at a constant daily rate of 1/365 of the relevant annual charge until maturity. Subsequent changes in the Program expense charge will not be reflected in the charge against closed GRAs. In addition to the Program expense charge, we charge an annual investment accounting fee of 0.02% on all amounts of Program assets invested in GRAs issued after February 1992. This fee is reflected in the interest rates credited to the GRAs and is calculated and charged in the same manner as the Program expense charge.


 We apply our portion of the Program expense charge toward the cost of maintenance of the investment options, promotion of the Program, commissions, administrative costs, such as enrollment and answering participant inquiries, and overhead expenses such as salaries, rent, postage, telephone, travel, legal, actuarial and accounting costs, office equipment and stationery. The ADA's part of this fee covers developmental and administrative expenses incurred in connection with the Program. The ADA Trustees can direct us to raise or lower the ADA's part of this fee to reflect their expenses in connection with the Program. During 1998 we received $8,354,823 and the ADA received $173,712 under the Program expense charge.

--------------------------------------------------------------------------------

 INVESTMENT MANAGEMENT AND ADMINISTRATION FEES

 The computation of unit values for each investment fund also reflects fees charged for investment management and administration. These charges are based on the amount of Program assets in the investment fund at the end of the second month prior to the day on which the calculation is being made. The monthly charges are 1/12 of the following amounts:




-------------------------------------------------------------------------------
                                                           TYPE OF FEE
-------------------------------------------------------------------------------
                         VALUE OF
                          PROGRAM           INVESTMENT
        FUND            FUND ASSETS         MANAGEMENT    ADMINISTRATION   TOTAL
-------------------------------------------------------------------------------
 Growth Equity Fund   First $100 million        .29%           .15%         .44%
                      Over $100 million         .20            .15          .35
-------------------------------------------------------------------------------
 Aggressive Equity    All amounts                 -            .15(1)      .15(1)
 Fund
-------------------------------------------------------------------------------
 ADA Foreign Fund     All amounts                 -            .15(2)      .15(2)
-------------------------------------------------------------------------------
 Equity Index Fund    All amounts                 -            .15         .15
-------------------------------------------------------------------------------
 Equity Income Fund   All amounts                 -            .15(3)      .15(3)
-------------------------------------------------------------------------------
 Lifecycle Fund       All amounts                 -            .15         .15
 -Conservative
-------------------------------------------------------------------------------
 Lifecycle Fund       All amounts                 -            .15         .15
 -Moderate
-------------------------------------------------------------------------------
 Real Estate Fund     First $50 million        1.10            .25        1.35
                      Next $25 million         1.00            .25        1.25
                      Over $75 million          .95            .25        1.20
-------------------------------------------------------------------------------



 (1) We currently waive the .15% administration fee that applies to the Aggressive Equity Fund. MFS Funds Distributors, Inc., however, pays us an annual amount of up to 0.25% of the average daily net assets of the ADA Program invested in the MFS Emerging Growth Fund. We use this payment to defray administrative expenses associated with the Program's operations and to fund Program enhancements. The waiver and payment agreement are expected to be in effect for an indefinite period, but both are subject to termination by either party upon notice.

 (2) We waive the .15% administration fee for the ADA Foreign Fund in view of the payment we receive under the Templeton Foreign Fund Class A Rule 12b-1 Plan. The fee under the Rule 12b-1 Plan is at an annual rate not to exceed .25% of the Templeton Foreign Fund's Class A assets. We use this payment for administrative expenses associated with the Program's operations and to fund Program enhancements. We also receive a recordkeeping fee of up to $12, per participant, per year from Templeton.

 (3) We currently waive the .15% administration fee that applies to the Equity Income Fund. Putnam Management, however, pays us an annual amount of up to 0.25% of the average daily net assets of the ADA Program invested in the Putnam Equity Income Fund. We use this payment to defray administrative expenses associated with the Program's operations and to fund Program enhancements. The waiver and payment agreement are expected to be in effect for an indefinite period, but both are subject to termination by either party upon notice.


 As part of our administrative functions, we maintain records for all portfolio transactions and cash flow control, calculate unit values, monitor compliance with the New York Insurance Law and supervise custody matters for all the Equity Funds.

 The Real Estate Fund pays us a fee for managing that Fund and the underlying Prime Property Fund. We impose no additional fees for our management of Prime Property Fund. The services we provide to the Real Estate Fund include monitoring the Real Estate Fund's holdings and liquidity. The services we provide to Prime Property Fund include selecting real properties for purchase and sale, managing some properties, selecting managers for other properties, appraising the properties, accounting for receipts and disbursements for the properties, and servicing any loans issued by Prime Property Fund. The administration fee is to reimburse us for the additional expenses involved in administering that Fund.


 OTHER EXPENSES BORNE BY THE INVESTMENT FUNDS


 Certain other expenses are charged directly to the investment funds. These include SEC filing fees and certain related expenses such as printing of SEC filings, prospectuses and reports, mailing costs, custodians' fees, financial accounting costs, outside auditing and legal expenses, and other costs related to the Program.


 The Aggressive Equity, ADA Foreign, Equity Index and Equity Income Funds purchase and redeem shares in the MFS Emerging Growth Fund, Templeton Foreign Fund - Class A, SSgA S&P 500 Index Fund and Putnam Equity Income Fund, at net asset value. The net asset value reflects charges for management, audit, legal, shareholder services, transfer agent and custodian fees. For a description of charges and expenses assessed by the MFS Emerging Growth Fund,

--------------------------------------------------------------------------------

 Templeton Foreign Fund, SSgA S&P 500 Index Fund and Putnam Equity Income Fund, which are indirectly borne by the Funds, please refer to the prospectuses for each of these Underlying Mutual Funds.

 The Lifecycle Funds-Conservative and Moderate purchase and redeem units in the Lifecycle Fund Group Trusts-Conservative and Moderate, respectively, at net asset value. The net asset value reflects charges for investment management, audit, legal, custodian and other fees. By agreement with the ADA Trustees, we impose a charge at the annual rate of .03% of the value of the respective assets of the Lifecycle Funds-Conservative and Moderate. This charge compensates us for additional legal, accounting and other potential expenses resulting from the inclusion of the Lifecycle Fund Group Trusts and Underlying State Street Funds among the investment options described in this prospectus. For a description of charges and expenses assessed by the Lifecycle Fund Group Trusts, which are indirectly borne by the Lifecycle Funds, please refer to our separate prospectus for the Lifecycle Funds.


 PLAN AND TRANSACTION EXPENSES

 ADA RETIREMENT PLAN, PROTOTYPE SELF-DIRECTED PLAN AND INDIVIDUALLY-DESIGNED PLAN FEES


 RECORD MAINTENANCE AND REPORT FEE. At the end of each calendar quarter, we deduct a record maintenance and report fee from each participant's Account Balance. This fee is:

-------------------------------------------------------------------------------
ADA Members Retirement Plan participants      $3 per quarter
Self-Directed Prototype Plan participants     $3 per quarter
Investment Only                               $1 per quarter
-------------------------------------------------------------------------------



 ENROLLMENT FEE. We charge an employer a non-refundable enrollment fee of $25 for each participant enrolled under its plan. If we do not maintain individual participant records under an individually-designed plan, we instead charge the employer $25 for each plan or trust. If the employer fails to pay these charges, we may deduct the amount from subsequent contributions or from participants' account balances.

 PROTOTYPE SELF-DIRECTED PLAN FEES. Employers who participate in our Prototype Self-Directed Plan incur additional fees not payable to us, such as brokerage and administration fees.


 INDIVIDUAL ANNUITY CHARGES


 ANNUITY ADMINISTRATIVE CHARGE. If a participant elects a variable annuity payment option, we deduct a $350 charge from the amount used to purchase the annuity. This charge reimburses us for administrative expenses associated with processing the application for the annuity and issuing each month's annuity payment. The minimum amount that can be converted to an annuity, so that the charge would apply, is $5,000. Annuities purchased from other providers may also be subject to fees and charges.


 CHARGE FOR APPLICABLE TAXES. In certain jurisdictions, amounts used to purchase an annuity are subject to charges for premium or other applicable taxes (rates currently range up to 2%). Taxes depend, among other things, on your place of residence, applicable laws and the form of annuity benefit you select. We will deduct such charges based on your place of residence at the time the annuity payments begin.

 GENERAL INFORMATION ON FEES AND CHARGES

 We may change our investment management fees if we give the ADA Trustees 90 days notice and comply with the conditions of our group annuity contract. We may change the other fees and charges described above at any time with the ADA's consent. During 1998 we received total fees and charges under the Program of $11,844,736.

8 Tax information

--------------------------------------------------------------------------------


 In this section, we briefly outline current federal income tax rules relating to adoption of the Program, contributions to the Program and distributions to participants under qualified retirement plans. Certain other information about qualified retirement plans appears here and in the SAI. We do not discuss the effect, if any, of state tax laws that may apply.


 The United States Congress has in the past considered and may in the future consider proposals for legislation that, if enacted, could change the tax treatment of qualified retirement plans. In addition, the Treasury Department may amend existing regulations, issue new regulations, or adopt new interpretations of existing laws. State tax laws or, if you are not a United States resident, foreign tax laws, may affect the tax consequences to you or the beneficiary. These laws may change from time to time without notice and, as a result, the tax consequences may also change. There is no way of predicting whether, when or in what form any such change would be adopted.

 Any such change could have retroactive effects regardless of the date of enactment. We suggest you consult your legal or tax adviser.


 Because you are buying a contract to fund a retirement plan that already provides tax deferral under Federal income tax rules, you should do so for the contract's features and benefits other than tax deferral. The tax deferral of the contract does not provide additional benefits.



 INCOME TAXATION OF DISTRIBUTIONS TO QUALIFIED PLAN PARTICIPANTS

 In this section, the word "you" refers to the plan participant.

 Amounts distributed to a participant from a qualified plan are generally subject to federal income tax as ordinary income when benefits are distributed to you or your beneficiary. Generally speaking, only your post-tax contributions, if any, are not taxed when distributed.

 LUMP SUM DISTRIBUTIONS. If we distribute your benefits to you in a lump sum after you have participated in the plan for at least five taxable years, you may be able to use five-year averaging. Under this method, you calculate the tax on the lump sum distribution separately from taxes on any other income you may have during the year. You calculate the tax at ordinary income tax rates in the year of the distribution, but as if it were your only income in each of five years. The tax payable is the sum of the five years' calculations. To qualify for five-year averaging, the distribution must consist of your entire balance in the plan and must occur in one taxable year after you have attained age 591|M/2. Five-year averaging is available only for one lump sum distribution.

 If you were born before 1936, you may elect to have special rules apply to one lump sum distribution. You may elect either ten-year averaging using 1986 rates or five-year averaging using then current rates. In addition, you may elect separately to have the portion of your distribution attributable to pre-1974 contributions taxed at a flat 20% rate.

 Effective January 1, 2000, you may no longer use five year averaging on lump sum distributions.


 ELIGIBLE ROLLOVER DISTRIBUTIONS. Many types of distributions from qualified plans are "eligible rollover distributions" that can be transferred directly to another qualified plan or traditional individual retirement arrangement ("IRA"), or rolled over to another plan or IRA within 60 days of the receipt of the distribution. If a distribution is an "eligible rollover distribution," 20% mandatory Federal income tax withholding will apply unless the distribution is directly transferred to a qualified plan or IRA. See "Eligible Rollover Distributions and Federal Income Tax Withholding" in the SAI for a more detailed discussion.


 ANNUITY OR INSTALLMENT PAYMENTS. Each payment you receive is ordinary income for tax purposes, except where you have a "cost basis" in the benefit. Your cost basis is equal to the amount of your post-tax employee contributions, plus any employer contributions you had to include in gross income in prior years. You may exclude from gross income a portion of each annuity or installment payment you receive. If you (and your survivor) continue to receive payments after you have received your cost basis in the contract, all amounts will be taxable.

--------------------------------------------------------------------------------


 IN-SERVICE WITHDRAWALS. Some plans allow in-service withdrawals of after-tax contributions. The portion of each withdrawal attributable to cost basis is not taxable. The portion of each withdrawal attributable to earnings is taxable. Withdrawals are taxable only after they exceed your cost basis if they are attributable to your pre-January 1, 1987 contributions under plans that permitted those withdrawals as of May 5, 1986. Amounts that you include in gross income under this rule may also be subject to the additional 10% penalty tax on premature distributions described below. In addition, 20% mandatory Federal income tax withholding may also apply.


 PREMATURE DISTRIBUTIONS. You may be liable for an additional 10% penalty tax on all taxable amounts distributed before age 591|M/2 unless the distribution falls within a specified exception or is rolled over into an IRA or other qualified plan.

 The exceptions to the penalty tax include (a) distributions made on account of your death or disability, (b) distributions beginning after separation from service in the form of a life annuity or installments over your life expectancy (or the joint lives or life expectancies of you and your beneficiary), (c) distributions due to separation from active service after age 55 and (d) distributions you use to pay deductible medical expenses.


 WITHHOLDING. In almost all cases, 20% mandatory income tax withholding will apply to all "eligible rollover distributions" that are not directly transferred to a qualified plan or IRA. If a distribution is not an eligible rollover distribution, the recipient may elect out of withholding. The rate of withholding depends on the type of distribution. See "Eligible Rollover Distributions and Federal Income Tax Withholding" in the SAI. Under the ADA Master Retirement Plan, we will withhold the tax and send you the remaining amount. Under an individually designed plan or our prototype self-directed plan we will pay the full amount of the distribution to the plan's trustee. The trustee is then responsible for withholding Federal income tax upon distributions to you or your beneficiary.

 OTHER TAX CONSEQUENCES

 Federal estate and gift taxes, state and local estate and inheritance taxes, and other tax consequences of participation in the Program, depend on the residence and the circumstances of each participant or beneficiary. For complete information on Federal, state, local and other tax considerations, you should consult a qualified tax advisor.

9 More information

--------------------------------------------------------------------------------


 ABOUT PROGRAM CHANGES OR TERMINATIONS

 AMENDMENTS. The group annuity contract has been amended in the past and we and the Trustees may agree to amendments in the future. No future change can affect annuity benefits in the course of payment. If certain conditions are met, we may: (1) terminate the offer of any of the investment options and (2) offer new investment options with different terms.

 TERMINATION. We or the ADA Trustees may terminate the group annuity contract. If the contract is terminated, we will not accept any further contributions or perform any recordkeeping functions after the date of termination. We then would make arrangements with the ADA Trustees with respect to the assets held in the investment options that we provide, subject to the following:

 o transfers and withdrawals from the Real Estate Fund would continue to be subject to the restrictions described in this prospectus and in the SAI;

 o the ADA Trustees could transfer assets from the Money Market Guarantee Account in installments over a period of time not to exceed two years; however, during that time participants would be permitted to make transfers to funding vehicles provided by another financial institution (other than a money market fund or similar investment); and

 o amounts allocated to the GRAs would be held until maturity.

 If the ADA Trustees make arrangements with us, you may be able to continue to invest amounts in the investment options that we provide and elect payment of benefits through us.


 IRS DISQUALIFICATION

 If your plan is found not to qualify under the Internal Revenue Code, we may:
 (1) return the plan's assets to the employer (in our capacity as the plan administrator) or (2) prevent plan participants from investing in the separate accounts.

 ABOUT THE SEPARATE ACCOUNTS

 Each investment fund is one of our separate accounts. We established the separate accounts under special provisions of the New York Insurance Law. These provisions prevent creditors from any other business we conduct from reaching the assets we hold in our investment funds for owners of our variable annuity contracts, including our group annuity contracts with the ADA Trustees. The results of each separate account's operations are accounted for without regard to Equitable Life's, or any other separate account's, operating results. We are the legal owner of all of the assets in the separate accounts and may withdraw any amounts we have in the separate accounts that exceed our reserves and other liabilities under variable annuity contracts.

 The separate accounts that we call the Growth Equity, Aggressive Equity, ADA Foreign, Equity Index, Lifecycle and Real Estate Funds commenced operations on 1968, 1995, 1992, 1994, 1995, and 1986 respectively. The Aggressive Equity Fund, which was part of our Separate Account No. 3 (Pooled), was transferred on December 1, 1995 to Separate Account No. 200. The separate account we call the Equity Income Fund is expected to commence operations on or about July 1, 1999. Because of exclusionary provisions, none of the investment funds is subject to regulation under the Investment Company Act of 1940.

 The Aggressive Equity, ADA Foreign, Equity Index , Equity Income and Lifecycle Funds are used exclusively in the ADA Program. The Growth Equity and Real Estate Funds each are "pooled" funds that are used to fund benefits under the ADA Program and other group annuity contracts, agreements, and tax-deferred retirement programs we administer.

--------------------------------------------------------------------------------


 ABOUT OUR YEAR 2000 PROGRESS

 Equitable Life relies upon various computer systems in order to administer your policy and operate the investment options. Some of these systems belong to service providers who are not affiliated with Equitable Life.

 In 1995, Equitable Life began addressing the question of whether its computer systems would recognize the Year 2000 before, on or after January 1, 2000, and Equitable Life has identified those of its systems critical to business operations that were not Year 2000 compliant. By year end 1998, the work of modifying or replacing non-compliant systems was substantially completed. Equitable Life has begun comprehensive testing of its Year 2000 compliance and expects that the testing will be substantially completed by June 30, 1999. Equitable Life has contacted third-party service providers to seek confirmations that they are acting to address the Year 2000 issue with the goal of avoiding any material adverse effect on services provided to policyowners and on operations of the investment options. Most third-party service providers have provided Equitable Life confirmations of their Year 2000 compliance. Equitable Life believes it is on schedule for substantially all such systems and services, including those considered to be mission-critical, to be confirmed as Year 2000 compliant, renovated, replaced or the subject of contingency plans, by June 30, 1999, except for one investment accounting system which is scheduled to be replaced by August 31, 1999 and confirmed as Year 2000 compliant by September 30, 1999. Additionally, Equitable Life will be supplementing its existing business continuity and disaster recovery plans to cover certain categories of contingencies that could arise as a result of Year 2000 related failures. Year 2000 specific contingency plans are anticipated to be in place by June 30, 1999.

 There are many risks associated with Year 2000 issues, including the risk that Equitable Life's computer systems will not operate as intended. Additionally, there can be no assurance that the systems of third parties will be Year 2000 compliant. Any significant unresolved difficulty related to the Year 2000 compliance initiatives could result in an interruption in, or a failure of, normal business operations and, accordingly, could have a material adverse effect on our ability to administer your policy and operate the investment options.

 To the fullest extent permitted by law, the foregoing Year 2000 discussion is a "Year 2000 Readiness Disclosure" within the meaning of The Year 2000 Information and Readiness Disclosure Act, 15 U.S.C. Sec. 1 (1998).



 ABOUT LEGAL PROCEEDINGS


 Equitable Life and its affiliates are parties to various legal proceedings. In our view, none of these proceedings is likely to have a material adverse effect upon the separate accounts, our ability to meet our obligations under the Program, or the distribution of group annuity contract interests under the Program.

--------------------------------------------------------------------------------

 ABOUT OUR INDEPENDENT ACCOUNTANTS


 The following financial statements included in the SAI as well as the following condensed financial information included in the prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP given on the authority of said firm as experts in auditing and accounting:

o The financial statements for Separate Account Nos. 4, 191, 200 and 30 as of December 31, 1998 and for each of the two years in the period then ended.

o The financial statements for Separate Account No. 8 as of December 31, 1998 and 1997 and for each of the two years in the period ended December 31, 1998.


o The financial statements for Equitable Life as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998.


o The condensed financial information for Separate Account Nos. 4, 191, and 30 for each of the six years in the period ended December 31, 1998.

o The condensed financial information for Separate Account Nos. 195 for each of the five years in the period ended December 31, 1998.

o The condensed financial information for Separate Account Nos. 197, 198 and 200 for each of the four years in the period ended December 31, 1998.



 REPORTS WE PROVIDE AND AVAILABLE INFORMATION

 We send reports annually to employers showing the aggregate Account Balances of all participants and information necessary to complete annual IRS filings.


 As permitted by the SEC's rules, we omitted certain portions of the registration statement filed with the SEC from this prospectus and the SAI. You may obtain the omitted information by: (1) requesting a copy of the registration statement from the SEC's principal office in Washington, D.C., and paying prescribed fees, or (2) by accessing the EDGAR Database at the SEC's web site at http://www.sec.gov.


 ACCEPTANCE

 The employer or plan sponsor, as the case may be: (1) is solely responsible for determining whether the Program is a suitable funding vehicle and (2) should carefully read the prospectus and other materials before entering into a Participation Agreement.

Appendix I: Condensed financial information

--------------------------------------------------------------------------------


These selected per unit data and ratios for the years ended December 31, 1993 through December 31, 1998 have been audited by PricewaterhouseCoopers LLP, independent accountants, as stated in their reports included in the SAI. For years prior to 1993, the condensed financial information was audited by other independent accountants. The financial statements of each of the Funds as well as the consolidated financial statements of Equitable Life are contained in the SAI. The report for the Real Estate Fund includes an explanatory paragraph relating to the appraised valuation of real estate investments. Information is provided for the period that each Fund has been available under the Program, but not longer than ten years.


GROWTH EQUITY FUND: SEPARATE ACCOUNT NO. 4 (POOLED)

--------------------------------------------------------------------------------
                                  INCOME AND EXPENSES
                      --------------------------------------------
                                                    NET INVESTMENT
                                       EXPENSES        INCOME
 YEAR ENDED DEC. 31,       INCOME     (NOTE A)         (LOSS)
--------------------------------------------------------------------------------
         1998            $ 1.84        (3.64)          (1.80)
         1997            $ 1.77        (3.38)          (1.61)
         1996            $ 1.56        (2.87)          (1.31)
         1995            $ 2.10        (2.28)          ( .18)
         1994            $ 2.03        (2.03)             .00
         1993*           $ 1.97        (1.92)             .05
         1992            $ 1.69        (1.75)          ( .06)
         1991            $ 1.50        (1.52)          ( .02)
         1990            $ 2.13        (1.16)             .97
         1989            $ 1.88        (1.09)             .79
--------------------------------------------------------------------------------




-------------------------------------------------------------------------------------------------------------------------------
                           CAPITAL CHANGES                                              OPERATING STATISTICS
               ----------------------------------------------------------------------------------------------------------------
                     NET
                  REALIZED
                    AND                                                               RATIO OF NET    NUMBER OF
                 UNREALIZED        NET       NET ASSET     NET ASSET      RATIO OF     INVESTMENT       UNITS
                   GAINS       INCREASE      VALUE AT      VALUE AT     OPERATING        INCOME      OUTSTANDING
      YEAR      (LOSSES) ON   (DECREASE)    BEGINNING       END OF     EXPENSES TO     (LOSS) TO      AT END OF     PORTFOLIO
     ENDED      INVESTMENTS     IN UNIT     OF PERIOD       PERIOD     AVERAGE NET    AVERAGE NET      PERIOD      TURNOVER
   DEC. 31,       (NOTE B)       VALUE       (NOTE C)      (NOTE D)       ASSETS         ASSETS      (IN 000'S)      RATE
-------------------------------------------------------------------------------------------------------------------------------
     1998          (9.63)      (11.43)       354.61       $ 343.18         1.05%     (.52)%         1,296              71%
     1997          75.28        73.67        280.94       $ 354.61         1.07%     (.51)%         1,386              62%
     1996          42.22        40.91        240.03       $ 280.94         1.10%     (.50)%         1,435             105%
     1995          57.14        56.96        183.07       $ 240.03         1.07%     (.08)%         1,456             108%
     1994          (4.23)       (4.23)       187.30       $ 183.07         1.11%      .00%          1,441              91%
     1993*         29.46        29.51        157.79       $ 187.30         1.14%      .03%          1,431              82%
     1992            .92          .86        156.93       $ 157.79         1.17%     (.04)%         1,418              68%
     1991          53.07        53.05        103.88       $ 156.93         1.16%     (.02)%         1,350              66%
     1990         (14.99)      (14.02)       117.90       $ 103.88         1.10%      .92 %         1,295              93%
     1989          35.17        35.96         81.94       $ 117.90         1.07%      .78%          1,399             113%
-------------------------------------------------------------------------------------------------------------------------------

* Prior to July 22, 1993, Equitable Life Capital Management Corporation ("Equitable Life Capital") served as the investment adviser to the Fund. On July 22, 1993, Alliance Capital Management L.P. acquired the business and substantially all of the assets of Equitable Life Capital and became the investment adviser to the Fund.


NOTES: See next page.

--------------------------------------------------------------------------------

A. Enrollment, annual administration and actuarial and quarterly record maintenance and report fees are not included above and did not affect any unit values. Defined benefit plan annual administration and actuarial and quarterly record maintenance and report fees reduced the number of Fund units credited to participants; enrollment fees were generally deducted from contributions to the Program.

B. See Note 2 to Financial Statements of Separate Account No. 4 (Pooled), which may be found in the SAI.

C. The Program became available beginning on January 1, 1968. The value for a Growth Equity Fund unit was established at $10.00 on that date.


D. Income, expenses, gains and losses shown above pertain only to ADA participants' accumulations attributable to the Program. Other plans also participate in the Growth Equity Fund and may have operating results and other supplementary data different from those shown above.



AGGRESSIVE EQUITY FUND, ADA FOREIGN FUND, EQUITY INDEX FUND, LIFECYCLE FUND - CONSERATIVE AND LIFECYCLE FUND - MODERATE:
SEPARATE ACCOUNT NOS. 200, 191, 195, 197 AND 198


Unit values and number of units outstanding for these Funds, since inception, are shown below.





--------------------------------------------------------------------------------------------------------------------------
                                                                 FOR THE YEARS ENDING DECEMBER 31,
                                         ---------------------------------------------------------------------------------
                                             1992       1993        1994        1995        1996        1997        1998
Aggressive Equity Fund
   Unit Value                                   -           -           -     $ 42.62     $ 48.48     $ 58.07     $ 71.77
   Number of units outstanding (000's)          -           -           -       1,802       2,237       2,295       2,348
ADA Foreign Fund
   Unit Value                             $  9.81     $ 13.08     $ 13.01     $ 14.31     $ 16.71     $ 17.69     $ 16.70
   Number of units outstanding (000's)      1,692       4,220       5,537       4,769       5,050       5,170       4,336
Equity Index Fund
   Unit Value                                   -           -     $  9.71     $ 13.12     $ 15.91     $ 20.95     $ 26.65
   Number of units outstanding (000's)          -           -         515       1,483       2,100       3,713       4,890
Lifecycle Fund-Conservative
   Unit Value                                   -           -           -     $ 10.59     $ 11.04     $ 12.13     $ 13.37
   Number of units outstanding (000's)          -           -           -         281         409         596       1,009
Lifecycle Fund-Moderate
   Unit Value                                   -           -           -     $ 11.01     $ 12.18     $ 14.14     $ 16.28
   Number of units outstanding (000's)          -           -           -       6,924       7,241       7,657       7,691
--------------------------------------------------------------------------------------------------------------------------



-----------------------------------------------------------------------------
                                           INCEPTION DATE
                                         ----------------
Aggressive Equity Fund                       12/1/95
   Unit Value
   Number of units outstanding (000's)
ADA Foreign Fund                              3/2/92
   Unit Value
   Number of units outstanding (000's)
Equity Index Fund                             2/1/94
   Unit Value
   Number of units outstanding (000's)
Lifecycle Fund-Conservative                   5/1/95
   Unit Value
   Number of units outstanding (000's)
Lifecycle Fund-Moderate                       5/1/95
   Unit Value
   Number of units outstanding (000's)
-----------------------------------------------------------------------------



REAL ESTATE FUND: SEPARATE ACCOUNT NO. 30 (POOLED)




-----------------------------------------------------
                      INCOME AND EXPENSES
             --------------------------------------
                                              NET
                                         INVESTMENT
 YEAR ENDED                   EXPENSES     INCOME
  DEC. 31,        INCOME     (NOTE A)      (LOSS)
-----------------------------------------------------
    1998        $ 0.07         (.30)        (.23)
    1997        $ 0.11         (.27)        (.16)
    1996        $ 0.09         (.25)        (.16)
    1995        $ 0.06         (.25)        (.19)
    1994        $ 0.04         (.24)        (.20)
    1993        $ 0.01         (.24)        (.23)
    1992        $ 0.01         (.25)        (.24)
    1991        $ 0.01         (.26)        (.25)
    1990        $ 0.02         (.27)        (.25)
    1989        $ 0.02         (.25)        (.23)
------------------------------------------------------

--------------------------------------------------------------------------------


REAL ESTATE FUND: Separate Account No. 30 (Pooled)






-------------------------------------------------------------------------------------------------------------------------------
                      CAPITAL CHANGES                                                 OPERATING STATISTICS
           --------------------------------------                             ------------------------------------
                 NET
              REALIZED
                AND                                                                  RATIO OF NET       NUMBER OF
             UNREALIZED        NET         UNIT       UNIT         RATIO OF         INVESTMENT           UNITS
               GAINS       INCREASE     VALUE AT   VALUE AT      OPERATING           INCOME OR        OUTSTANDING    PORTFOLIO
    YEAR    (LOSSES) ON   (DECREASE)   BEGINNING    END OF      EXPENSES TO          (LOSS) TO         AT END OF     TURNOVER
   ENDED    INVESTMENTS     IN UNIT    OF PERIOD    PERIOD      AVERAGE NET         AVERAGE NET          PERIOD        RATE
 DEC. 31,     (NOTE B)       VALUE      (NOTE C)   (NOTE F)       ASSETS              ASSETS           (IN 000'S)    (NOTE E)
-------------------------------------------------------------------------------------------------------------------------------
   1998          2.10          1.87     $ 12.67    $ 14.54   2.20%             (1.66%)               358           N/A
   1997          1.36          1.20     $ 11.47    $ 12.67   2.29%             (1.38%)               318           N/A
   1996           .95           .79     $ 10.68    $ 11.47   2.30%             (1.48%)               349           N/A
   1995           .02           .21     $ 10.89    $ 10.68   2.26%             (1.67%)               371           N/A
   1994           .65           .45     $ 10.44    $ 10.89   2.26%             (1.87%)               311           N/A
   1993           .22        ( .01)     $ 10.45    $ 10.44   2.26%             (2.20%)               408           N/A
   1992         (.38)        ( .62)     $ 11.07    $ 10.45   2.30%             (2.25%)               511           N/A
   1991         (.84)        (1.09)     $ 12.16    $ 11.07   2.21%             (2.10%)               515           N/A
   1990           .05        (0.20)     $ 12.36    $ 12.16   2.14%             (1.96%)               530           N/A
   1989          1.08          0.85     $ 11.51    $ 12.36   2.11% (Note D)       (1.93%) (Note D)       584       N/A
-------------------------------------------------------------------------------------------------------------------------------



A. Enrollment and quarterly record maintenance and report fees are not included above and did not affect Real Estate Fund unit values. Quarterly record maintenance and report fees reduced the number of Real Estate Fund units credited to participants; enrollment fees were generally deducted from contributions to the Program.

B. The change in the value of Prime Property Fund (Separate Account No. 8) units owned by the Real Estate Fund and any realized gains (losses) from the redemption of such units are included in net realized and unrealized gain on investments. See Note 2 to Financial Statements of Separate Account No. 30 (Pooled), which may be found in the SAI.

C. The value for a Real Estate Fund unit was established at $10.00 on August 29, 1986, the date on which the Fund commenced operations.

D.   Annualized basis.

E. The Real Estate Fund invests solely in units of Equitable Life's Separate Account Nos. 8 and 2A; thus, there is no applicable portfolio turnover rate for the Real Estate Fund.

F. The Real Estate Fund Unit Values shown above are based on the year-end values for Separate Account Nos. 8 and 2A. However, the unit values used under the Program for determining Fund balances, processing transactions and calculating performance (including Fund balances, transactions and performance effected or reported on December 31) are based on the last Real Estate Fund unit value determined in each relevant period and, therefore, such unit values reflect the values of Separate Account Nos. 8 and 2A as of dates prior to the last day of such periods.


Income, expenses, gains and losses shown above pertain only to ADA participants' accumulations attributable to the Program. Other plans also participate in Separate Account No. 30 (Pooled) and may have operating results and other supplementary data different from those shown above.

Statement of additional information
                                                                            S-1


--------------------------------------------------------------------------------

TABLE OF CONTENTS

                                                       Page
 Funding of the Program                              SAI-2
 Your Responsibilities as Employer                   SAI-2
 Procedures for Withdrawals, Distributions and
 Transfers                                           SAI-3
 Types of Benefits                                   SAI-7
 Provisions of the Master Plan                       SAI-9
 Prime Property Fund Investments                     SAI-13
 Investment Restrictions Applicable to the Growth
 Equity Fund                                         SAI-17
 How We Determine the Unit Value for the Funds       SAI-17
 How We Value the Assets of the Investment Funds     SAI-18
 Growth Equity Fund Transactions                     SAI-21
 Prime Property Fund Transactions                    SAI-22
 Investment Management Fee                           SAI-22
 Underwriter                                         SAI-22
 Our Management                                      SAI-23
 Financial Statements                                SAI-25

CLIP AND MAIL TO US TO RECEIVE A STATEMENT OF ADDITIONAL INFORMATION

     To: The Equitable Life Assurance Society
         of the United States
     Box 2486 G.P.O. New York, NY 10116

 Please send me a copy of the Statement of Additional Information for the American Dental Association Members Retirement Program Prospectus dated May 1, 1999.


 -----------------------------------------------------------------------------

 Name:


 -----------------------------------------------------------------------------

 Address:



 -----------------------------------------------------------------------------

 -----------------------------------------------------------------------------

 -----------------------------------------------------------------------------

 Copyright 1999 by The Equitable Life Assurance Society of the United States. All rights reserved.

Investment option characteristics

--------------------------------------------------------------------------------



------------------------------------------------------------------------------------------
                                   GROWTH EQUITY                AGGRESSIVE EQUITY
                                   FUND                         FUND
-------------------------------------------------------------------------------------------
                                   Long term growth of          Long term growth of
        DESIGNED FOR (OBJECTIVE)   capital                      capital
-------------------------------------------------------------------------------------------
            INVESTS PRIMARILY IN   Common stocks and            Invests 100% of its
                                   other equity-type            assets in the MFS
                                   securities generally         Emerging Growth Fund
                                   issued by large and          which invests in
                                   intermediate-sized           common stocks of
                                   companies                    emerging growth
                                                                companies
-------------------------------------------------------------------------------------------
               RISK TO PRINCIPAL   Average for a growth         Somewhat higher than a
                                   fund                         growth fund
-------------------------------------------------------------------------------------------
                  PRIMARY GROWTH   Capital appreciation and     Capital appreciation and
               POTENTIAL THROUGH   reinvested dividends         reinvested dividends
-------------------------------------------------------------------------------------------
                INCOME GUARANTEE   No                           No
-------------------------------------------------------------------------------------------
            VOLATILITY OF RETURN   Somewhat more volatile       Highly volatile
                                   than the S&P 500
-------------------------------------------------------------------------------------------
              TRANSFERS TO OTHER   Permitted daily              Permitted daily
                         OPTIONS
-------------------------------------------------------------------------------------------
                      WITHDRAWAL   No                           No
                       PENALTIES
-------------------------------------------------------------------------------------------
                                   [GRAPHIC OMITTED]            [GRAPHIC OMITTED]
-------------------------------------------------------------------------------------------



-------------------------------------------------------------------------------------------
                                   ADA FOREIGN FUND            EQUITY INDEX FUND
-------------------------------------------------------------------------------------------
                                   Long term growth of         Replicate the total
        DESIGNED FOR (OBJECTIVE)   capital                     return of the S&P 500
                                                               Index
-------------------------------------------------------------------------------------------
            INVESTS PRIMARILY IN   Invests 100% of its         Invests 100% of its
                                   assets in the Templeton     assets in the SSgA S&P
                                   Foreign Fund - Class A      500 Index Fund which
                                   which invests primarily     invests in all 500 stocks
                                   in stocks of companies      in the S&P 500 Index in
                                   outside the U.S.,           proportion to their
                                   including emerging          weighting in the Index
                                   markets
-------------------------------------------------------------------------------------------
               RISK TO PRINCIPAL   Somewhat higher than a      Somewhat lower than
                                   growth fund                 the Growth Equity Fund
-------------------------------------------------------------------------------------------
                  PRIMARY GROWTH   Capital appreciation and    Capital appreciation and
               POTENTIAL THROUGH   reinvested dividends        reinvested dividends
-------------------------------------------------------------------------------------------
                INCOME GUARANTEE   No                          No
-------------------------------------------------------------------------------------------
            VOLATILITY OF RETURN   Generally depends on        Generally equal to the
                                   stock, country and          S&P 500 Index
                                   currency selections, as
                                   well as market factors
-------------------------------------------------------------------------------------------
              TRANSFERS TO OTHER   Permitted daily             Permitted daily
                         OPTIONS
-------------------------------------------------------------------------------------------
                      WITHDRAWAL   No                          No
                       PENALTIES
-------------------------------------------------------------------------------------------
                                   [GRAPHIC OMITTED]           [GRAPHIC OMITTED]
-------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
EQUITY INCOME              LIFECYCLE FUND-             LIFECYCLE FUND-
FUND                       CONSERVATIVE                MODERATE
--------------------------------------------------------------------------------
Growth and income          Current income and low      Growth of capital and
                           to moderate growth of       reasonable level of
                           capital                     current income
--------------------------------------------------------------------------------
Invests 100% of its        Invests 100% of its         Invests 100% of its
assets in the Putnam       assets in a mix of          assets in a mix of
Equity Income Fund         underlying collective       underlying collective
which invests mostly in    investment funds            investment funds
income producing           maintained by State         maintained by State
equities, and may invest   Street                      Street
in debt securities for
additional income
--------------------------------------------------------------------------------
Somewhat lower than        Somewhat lower than         Somewhat lower than a
Equity Funds               the Lifecycle               growth fund
                           Fund-Moderate
--------------------------------------------------------------------------------
Reinvested dividends,      Capital appreciation and    Capital appreciation,
capital growth             reinvested dividends and    reinvested dividends
                           interest
--------------------------------------------------------------------------------
No                         No                          No
--------------------------------------------------------------------------------
Somewhat lower than        Generally lower than        Generally lower than
the Equity Funds           pure equity funds, but      pure equity funds, but
                           degree may vary             degree may vary
                           depending on market         depending on market
                           conditions                  conditions
--------------------------------------------------------------------------------
Permitted daily            Permitted daily             Permitted daily
--------------------------------------------------------------------------------
No                         No                          No
--------------------------------------------------------------------------------
[GRAPHIC OMITTED]          [GRAPHIC OMITTED]           [GRAPHIC OMITTED]
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
                                                       MONEY MARKET
                            GUARANTEED                 GUARANTEE
REAL ESTATE FUND            RATE ACCOUNTS              ACCOUNT
--------------------------------------------------------------------------------
Stable rate of return       Principal and interest     Principal and interest
through rental income       guaranteed-                guaranteed-
and appreciation            interest rates reflect     short term rates
                            maturities
--------------------------------------------------------------------------------
High-grade,                 Contributions credited     Contributions credited
income-producing real       with fixed rate of         with current guaranteed
property                    interest until the         rate of interest
                            maturity date
--------------------------------------------------------------------------------
Lower than the Equity       Carrier providing GRAs     Equitable Life
Funds                       guarantees principal and   guarantees principal and
                            interest                   interest; also backed by
                                                       assets in insulated
                                                       separate account
--------------------------------------------------------------------------------
Rental income, capital      Interest income            Interest income
appreciation and
interest
--------------------------------------------------------------------------------
No                          Yes-subject to             Yes
                            withdrawal penalties
--------------------------------------------------------------------------------
Stable and less volatile    Carrier providing GRAs     Equitable Life
than the Equity Funds       guarantees interest rate   guarantees monthly
                            until the maturity date    interest rate; also
                                                       backed by assets in
                                                       insulated separate
                                                       account
--------------------------------------------------------------------------------
Permitted quarterly if      Permitted only at          Permitted daily
cash available              maturity
--------------------------------------------------------------------------------
No                          Prior to maturity,         No
                            withdrawals may not be
                            permitted or may be
                            subject to a penalty
--------------------------------------------------------------------------------
[GRAPHIC OMITTED]           [GRAPHIC OMITTED]          [GRAPHIC OMITTED]
--------------------------------------------------------------------------------

The investment options each have different investment objectives and policies that affect returns and the market and financial risks involved. The investment funds involve a greater potential for growth but involve risks that are not present with the guaranteed options. There is no assurance that any of the investment objectives will be achieved or that the risk to principal or volatility of return will be as indicated.

About Equitable Life
--------------------------------------------------------------------------------


  The Equitable Life Assurance Society of the United States ("Equitable Life") is the issuer of a group annuity contract that funds the Program. Equitable Life also makes forms of plans and trusts available, and offers recordkeeping and participant services to facilitate the operation of the Program.

 Equitable Life is a New York stock life insurance corporation and has been doing business since 1859. We are a wholly-owned subsidiary of The Equitable Life Companies, Inc., whose majority shareholder is AXA, a French insurance holding company. As a majority shareholder, and under its other arrangements with Equitable Life and Equitable Life's parent, AXA exercises significant influence over the operations and capital structure of Equitable Life and its parent. Neither AXA nor Equitable Life's related companies, however, have any legal responsibility to pay amounts that Equitable Life owes under its group annuity contract that funds the ADA Program. During 1999, The Equitable Life Companies Incorporated plans to change its name to AXA Financial, Inc.

 Equitable Life manages over $347.5 billion in assets as of December 31, 1998. For more than 100 years we have been among the largest insurance companies in the United States. We are licensed to sell life insurance and annuities in all fifty states, the District of Columbia, Puerto Rico, and the U.S. Virgin Islands. Our home office is located at 1290 Avenue of the Americas, New York, NY 10104.

--------------------------------------------------------------------------------

 HOW TO REACH US


 You can reach us as indicated below to obtain:


 o Copies of any plans, trusts, participation agreements, or enrollment or other forms used in the Program.

 o  Unit values and other values under your plan,

 o Any other information or materials that we provide in connection with the Program.


 INFORMATION ON JOINING THE PROGRAM

------------------------------------
 BY PHONE:
------------------------------------
 1-800-523-1125
 (Retirement program specialists
 available weekdays 9am to 5pm
 Eastern Time)

------------------------------------
 BY REGULAR MAIL:
------------------------------------
 The ADA Members Retirement Program
 c/o Equitable Life, Box 2011
 Secaucus, NJ 07096

------------------------------------
 BY REGISTERED, CERTIFIED,
 OR OVERNIGHT DELIVERY:
------------------------------------
 The ADA Members Retirement Program
 c/o Equitable Life
 200 Plaza Drive, Second Floor
 Secaucus, NJ 07094


------------------------------------
 No person is authorized by The Equitable Life Assurance Society of the United States to give any information or make any representations other than those contained in this prospectus and the SAI, or in other printed or written materials issued by Equitable Life. You should not rely on any other information or representation.


 INFORMATION ONCE YOU JOIN THE PROGRAM
------------------------------------

 BY PHONE
------------------------------------
 1-800-223-5790
 (Account Executives available weekdays 9am to 5pm
 Eastern Time)

------------------------------------
 TOLL-FREE AIM SYSTEM
------------------------------------
 By calling 1-800-223-5790 you may, with your assigned personal security code, use our Automated Investment Management ("AIM") System to:
 o Transfer between investment options and obtain account information.
 o Change the allocation of future contributions and maturing guaranteed options
 o Hear investment performance information, including investment fund unit values and current guaranteed option interest rates.
    The AIM System operates 24 hours a day. You may speak with our Account Executives during regular business hours about any matters covered by AIM System changes in premium allocation percentages.

------------------------------------
 BY REGULAR MAIL
------------------------------------
 (correspondence): The ADA Members
 Retirement Program
 Box 2486 G.P.O.
 New York, NY 10116

------------------------------------
 FOR CONTRIBUTION CHECKS ONLY
------------------------------------
 The Association Members
 Retirement Program
 P.O. Box 1599
 Newark, NJ 07101-9764

------------------------------------
 FOR REGISTERED, CERTIFIED, OR OVERNIGHT
 DELIVERY
------------------------------------
 The ADA Members Retirement Program
 c/o Equitable Life
 200 Plaza Drive, 2B-55
 Secaucus, NJ 07094 materials issued by Equitable Life. You should not rely on any other information or representation.

--------------------------------------------------------------------------------
                      STATEMENT OF ADDITIONAL INFORMATION
--------------------------------------------------------------------------------
MAY 1, 1999


                          AMERICAN DENTAL ASSOCIATION
                          MEMBERS RETIREMENT PROGRAM
Funded primarily through a group annuity contract with THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES, 1290 Avenue of the Americas, New York, New York 10104. Toll-free telephone number 1-800-223-5790.
--------------------------------------------------------------------------------

This Statement of Additional Information ("SAI") is not a prospectus. You should read this SAI in conjunction with Equitable Life's prospectus dated May 1, 1999 for the American Dental Association Members Retirement Program. THIS SAI RELATES TO ALL INVESTMENT OPTIONS EXCEPT THE EQUITY INDEX FUND AND LIFECYCLE FUNDS, WHICH ARE DISCUSSED IN OUR SEPARATE SAI FOR THOSE INVESTMENT OPTIONS.

A copy of the prospectus to which this SAI relates is available at no charge by writing to Equitable Life at Box 2486 G.P.O., New York, New York 10116 or by calling our toll-free telephone number. Definitions of special terms used in this SAI are found in the prospectus.


Certain of the cross references in this SAI are contained in the prospectus dated May 1, 1999 to which this SAI relates.



                              CONTENTS OF THIS SAI

                                                      PAGE IN SAI
                                                     ------------
Funding of the Program ............................. SAI-2
Your Responsibilities as Employer .................. SAI-2
Procedures for Withdrawals, Distributions and
     Transfers ..................................... SAI-3
  Pre-Retirement Withdrawals ....................... SAI-3
  Benefit Distributions ............................ SAI-4
  Eligible Rollover Distributions and Federal
       Income Tax Withholding ...................... SAI-4
  Premature Withdrawals and Transfers from a
       GRA ......................................... SAI-4
  Maturing GRAs .................................... SAI-6
  Special Rules for Distributions and Transfers
       from the Real Estate Fund ................... SAI-6
  Real Estate Fund Withdrawals from Prime
       Property Fund ............................... SAI-7
Types of Benefits .................................. SAI-7
Provisions of the Master Plan ...................... SAI-9
  Plan Eligibility Requirements .................... SAI-9
  Contributions to Qualified Plans ................. SAI-10
  Contributions to the Master Plan ................. SAI-10
  Allocation of Contributions ...................... SAI-12


                                                      PAGE IN SAI
                                                     ------------
  The Master Plan and Section 404(c) of ERISA        SAI-12
  Vesting .......................................... SAI-13
Prime Property Fund Investments .................... SAI-13
Holdings of Prime Property Fund .................... SAI-15
Investment Restrictions Applicable to the Growth
       Equity Fund ................................. SAI-17
How We Determine Unit Values for the Funds ......... SAI-17
  The Equity Funds ................................. SAI-17
  The Real Estate Fund ............................. SAI-18
How We Value the Assets of the Investment
       Funds ....................................... SAI-18
  The Growth Equity Fund ........................... SAI-18
  Other Equity Funds ............................... SAI-19
  Assets Held in Prime Property Fund ............... SAI-20
Growth Equity Fund Transactions .................... SAI-21
Prime Property Fund Transactions ................... SAI-22
Investment Management Fee .......................... SAI-22
Underwriter ........................................ SAI-22
Our Management ..................................... SAI-23
Financial Statements ............................... SAI-25


----------
Copyright 1999 by The Equitable Life Assurance Society of The United States. All rights reserved.

--------------------------------------------------------------------------------

FUNDING OF THE PROGRAM


The Program is primarily funded through a group annuity contract issued to the ADA Trustees by Equitable Life. The ADA Trustees have also entered into two group annuity contracts with John Hancock Mutual Life Insurance Company relating to Guaranteed Rate Accounts opened during the one year period beginning July 31, 1998. All other investment options are covered by the contract with Equitable Life. The ADA Trustees hold all contracts for the benefit of employers and participants in the Program.


The ADA Trustees and Equitable Life also have an administrative services agreement for administrative support, recordkeeping and marketing services provided by Equitable Life. This agreement would normally terminate when the group annuity contract with Equitable Life terminates.



YOUR RESPONSIBILITIES AS EMPLOYER


If you adopt the Master Plan, you as the employer and plan administrator will have certain responsibilities, including:

     o sending us your contributions at the proper time and in the proper format;

     o maintaining all personnel records necessary for administering your plan;


     o determining who is eligible to receive benefits;

     o forwarding to us all the forms your employees are required to submit;

     o distributing summary plan descriptions and participant annual reports to your employees and former employees;

     o distributing our prospectuses and confirmation notices to your employees and, in some cases, former employees;

     o filing an annual information return for your plan with the Internal Revenue Service, if required;

     o providing us the information with which to run special non-discrimination tests, if you have a 401(k) plan or your plan accepts post-tax employee or employer matching contributions;

     o determining the amount of all contributions for each participant in the plan;

     o forwarding salary deferral and post-tax employee contributions to us;

     o selecting interest rates and monitoring default procedures if you elect the loan provision in your plan; and

     o providing us with written instructions for allocating amounts in the plan's forfeiture account.

If you, as an employer, have an individually designed plan, your responsibilities will not be increased in any way by adopting the Pooled Trust for investment only. If you adopt our self-directed prototype plan, you will be completely responsible for administering the plan and complying with all of the reporting and disclosure requirements applicable to qualified plans, with the assistance of the recordkeeper of your choice.

We can provide guidance and assistance in the performance of your responsibilities. If you have questions about any of your obligations, you can contact our Account Executives at 1-800-223-5790 or write to us at Box 2486 G.P.O., New York, New York 10116.


                                     SAI-2

--------------------------------------------------------------------------------

PROCEDURES FOR WITHDRAWALS, DISTRIBUTIONS AND TRANSFERS


PRE-RETIREMENT WITHDRAWALS. Under the Master Plan, self-employed persons generally may not receive a distribution prior to age 59 1/2, and employees generally may not receive a distribution prior to separation from service. However, if the Master Plan is maintained as a profit sharing plan, you may request distribution of benefits after you reach age 59 1/2 even if you are still working. If the Master Plan is maintained as a 401(k) plan and you are under age 59 1/2, you may withdraw your own 401(k) contributions only if you can demonstrate financial hardship within the meaning of applicable income tax regulations. Each withdrawal must be at least $1,000 (or, if less, your entire account balance or the amount of your hardship withdrawal under a 401(k) plan). If your employer terminates the plan, all amounts (subject to GRA restrictions) may be distributed to participants at that time.

You may withdraw all or part of your account balance under the Master Plan attributable to post-tax employee contributions at any time, subject to any withdrawal restrictions applicable to the Investment Options, provided that you withdraw at least $300 at a time (or, if less, your account balance attributable to post-tax employee contributions). See "Tax Information" in the prospectus.

We pay all benefit payments (including withdrawals due to plan terminations) in accordance with the rules described below in the "Benefit Distributions" discussion. We effect all other participant withdrawals as of the close of the business day we receive the properly completed form.

Under the self-directed prototype plan you may receive a distribution upon attaining normal retirement age as specified in the plan, or upon separation from service. If your employer maintains the self-directed prototype plan as a profit sharing plan, an earlier distribution of funds that have accumulated after two years is available if you incur a financial hardship, as defined in the plan.

In addition, if you are married, your spouse may have to consent in writing before you can make any type of withdrawal, except for the purchase of a Qualified Joint and Survivor Annuity. See "Spousal Consent Requirement" below.

Under an individually designed plan, the availability of pre-retirement withdrawals depends on the terms of the plan. We suggest that you ask your employer what types of withdrawals are available under your plan.


Transfers and withdrawals from the Aggressive Equity Fund, the ADA Foreign Fund, the Equity Index Fund and the Equity Income Fund may be deferred if there is any delay in redemption of shares of the respective mutual funds in which the Funds invest. We generally do not expect any delays.


Transfers and withdrawals from the Lifecycle Funds--Conservative and Moderate may be deferred if there is any delay in redemption of units of the Lifecycle Fund Group Trusts. We generally do not expect any such delays.

Special rules apply to withdrawals from the Real Estate Fund. See "Special Rules for Distributions and Transfers from the Real Estate Fund" below.


PLEASE NOTE THAT GENERALLY YOU MAY NOT MAKE WITHDRAWALS FROM THE GUARANTEED RATE ACCOUNTS PRIOR TO MATURITY, EVEN IF THE EMPLOYER PLAN PERMITS WITHDRAWALS PRIOR TO THAT TIME. SEE "PREMATURE WITHDRAWALS AND TRANSFERS FROM A GRA" BELOW. TRANSFERS FROM THE ADA FOREIGN FUND, EQUITY INDEX FUND, AGGRESSIVE EQUITY FUND, EQUITY INCOME FUND AND LIFECYCLE FUNDS--CONSERVATIVE AND MODERATE ARE PERMITTED DAILY EXCEPT UNDER INFREQUENT CIRCUMSTANCES WHEN THE WITHDRAWALS MAY BE SUBJECT TO A DELAY. SEE "BENEFIT DISTRIBUTIONS" BELOW. IN ADDITION, THE REAL ESTATE FUND IS SUBJECT TO SPECIAL WITHDRAWAL RULES WHICH ARE DESCRIBED UNDER "SPECIAL RULES FOR DISTRIBUTIONS AND TRANSFERS FROM THE REAL ESTATE FUND" BELOW.



                                     SAI-3

--------------------------------------------------------------------------------

BENEFIT DISTRIBUTIONS. In order for you to begin receiving benefits under the Master Plan, your employer must send us your properly completed Election of Benefits form and, if applicable, Beneficiary Designation form. Your benefits will commence according to the provisions of your plan.

Under an individually designed plan and our self-directed prototype plan, your employer must send us a Request for Disbursement Form. We will send single sum payments to your plan's trustee as of the close of business on the day we receive a properly completed form. If you wish to receive annuity payments, your plan's trustee may purchase a variable annuity contract from us. Fixed annuities are available from insurance companies selected by the Trustees. See "Types of Benefits." We will pay annuity payments directly to you and payments will commence according to the provisions of your plan.


Please note that we use the value of your vested benefits at the close of the business day payment is due to determine the amount of benefits you receive. We will not, therefore, begin processing your check until the following business day. You should expect your check to be mailed within five days after processing begins. Annuity checks can take longer. If you buy a fixed annuity, your check will come from the insurance company you selected. If you are withdrawing more than $50,000 and you would like expedited delivery at your expense, you may request it on your Election of Benefits form.


If a participant in the Master Plan dies without designating a beneficiary, the vested benefit will automatically be paid to the spouse or, if the participant is not married, to the first surviving class of his or her (a) children, (b) parents and (c) brothers and sisters. If none of them survive, the participant's vested benefit will be paid to the participant's estate. If a participant in our prototype self-directed plan dies without designating a beneficiary, the vested benefit will automatically be paid to the spouse or, if the participant is not married, to the first surviving class of his or her (a) children, (b) grandchildren, (c) parents, (d) brothers and sisters and (e) nephews and nieces. If none of them survive, the participant's vested benefit will be paid to the participant's estate.


ELIGIBLE ROLLOVER DISTRIBUTIONS AND FEDERAL INCOME TAX WITHHOLDING. All "eligible rollover distributions" are subject to mandatory Federal income tax withholding of 20% unless the participant elects to have the distribution directly rolled over to a qualified plan or traditional individual retirement arrangement (IRA). An "eligible rollover distribution" is generally any distribution that is not one of a series of substantially equal periodic payments made (not less frequently than annually): (1) for the life (or life expectancy) of the plan participant or the joint lives (or joint life expectancies) of the plan participant and his or her designated beneficiary, or
(2) for a specified period of 10 years or more. Hardship distributions are not eligible rollover distributions. In addition, the following are not subject to mandatory 20% withholding:


     o certain corrective distributions under Code Section 401(k) plans;


     o loans that are treated as distributions; and


     o a distribution to a beneficiary other than to a surviving spouse or a current or former spouse under a qualified domestic relations order.


If we make a distribution to a participant's surviving spouse, or to a current or former spouse under a qualified domestic relations order, the distribution may be an eligible rollover distribution, subject to mandatory 20% withholding, unless one of the exceptions described above applies.

If a distribution is not an "eligible rollover distribution", we will withhold income tax from all taxable payments unless the recipient elects not to have income tax withheld.


PREMATURE WITHDRAWALS AND TRANSFERS FROM A GRA. You may transfer amounts from other investment options to a GRA at any time. Transfers may not be made from one GRA to another or from a GRA to


                                     SAI-4

--------------------------------------------------------------------------------

one of the other investment options until the maturity date of the GRA. Likewise, you may not remove amounts from a GRA prior to maturity in order to obtain a plan loan or make a hardship or in-service withdrawal. If your plan's assets are transferred to another funding vehicle from the Program or if your plan is terminated, we will continue to hold your money in the GRAs until maturity. All such GRAs will be held in the Pooled Trust under the investment-only arrangement. See "Guaranteed Rate Accounts" in the prospectus.

     We do not permit withdrawals before maturity unless your plan permits them and they are exempt or qualified, as we explain below. You may take exempt withdrawals without penalty at any time. Qualified withdrawals are subject to a penalty. We do not permit qualified withdrawals from a five-year GRA during the first two years after the end of its offering period. This rule does not apply if the amount of the applicable penalty is less than the interest you have accrued. If you have more than one GRA and you are taking a partial withdrawal or installments, we will first use amounts held in your most recently purchased three-year or five-year GRA that is available under the withdrawal rules for exempt and qualified withdrawals. Please note that withdrawals, transfers, reallocations on maturity and benefit distributions from GRAs provided by a carrier other than Equitable Life are subject to Equitable Life's receipt of the proceeds of such GRA from such carrier.



Exempt Withdrawal. Amounts may be withdrawn without penalty from a GRA prior to its maturity if:

     o you are a dentist age 59 1/2 or older and you elect an installment payout of at least three years or an annuity benefit;

     o you are not a dentist and you attain age 59 1/2 or terminate employment (including retirement);

     o you are disabled;

     o you attain age 70 1/2; or

     o you die.


Qualified Withdrawal. You may withdraw amounts with a penalty from a GRA prior to its maturity if you are a dentist and are taking payments upon retirement after age 59 1/2 under a distribution option of less than three years duration. The interest paid to you upon withdrawal will be reduced by an amount calculated as follows:

         (i) the amount by which the three-year GRA rate being offered on the date of withdrawal exceeds the GRA rate from which the withdrawal is made, times

        (ii) the years and/or fraction of a year until maturity, times

       (iii) the amount withdrawn from the GRA.


We will make this calculation based on GRA rates without regard to deductions for the applicable Program expense charge. If the three-year GRA is not being offered at the time of withdrawal, the adjustment will be based on then current rates on U.S. Treasury notes or for a comparable option under the Program.



We will never reduce your original contributions by this adjustment. We make no adjustment if the current three-year GRA rate is equal to or less than the rate for the GRA from which we make the qualified withdrawal. We calculate a separate adjustment for each GRA. If the interest accumulated in one GRA is insufficient to recover the amount calculated under the formula, we may deduct the excess as necessary from interest accumulated in other GRAs of the same duration.



                                     SAI-5

--------------------------------------------------------------------------------

Example: You contribute $1,000 to a three-year GRA on January 1 with a rate of 4%. Two years later you make a qualified withdrawal. Your GRA balance is $1,082. The current GRA rate is 6%; (i) 6%--4%=2%, (ii) 2% X 1 year=2%, (iii)
2% X $1,082=$21.64. The withdrawal proceeds would be $1,082-$21.64=$1,060.36.



MATURING GRAS. Your confirmation notice lists the maturity date for each GRA you hold.



You may arrange in advance for the reinvestment of your maturing GRAs by using the AIM System. (GRA maturity allocation change requests received on a business day before 4:00 P.M. Eastern Time are effective four days after we receive them. GRA maturity allocation change requests received after 4:00 P.M. Eastern Time or on a non-business day are effective four days after the next business day after we receive them.)

   o The instructions you give us remain in effect until you change them (again, your GRA maturity allocation change request will be processed as described above).

   o You may have different instructions for your GRAs attributable to employer contributions than for your GRAs attributable to employee contributions.

   o If you have never provided GRA maturity instructions, your maturing GRAs will be allocated to the Money Market Guarantee Account.


SPECIAL RULES FOR DISTRIBUTIONS AND TRANSFERS FROM THE REAL ESTATE FUND. At times of insufficient liquidity, we may delay withdrawals from the Real Estate Fund and Prime Property Fund in accordance with the procedures described below. As of the date of this SAI, the Real Estate Fund is fulfilling withdrawal requests on a current basis. You may call us to receive current information regarding the status of Real Estate Fund withdrawals. See "Special Risks Related to the Real Estate Fund" in the prospectus for more information.



THERE IS A MINIMUM WAIT OF ONE CALENDAR QUARTER FOR WITHDRAWALS FROM THE REAL ESTATE FUND. All distributions and transfers from the Real Estate Fund are scheduled to be made shortly after the end of the calendar quarter following the quarter in which we receive properly completed withdrawal request forms. The amount distributed is based on the Real Estate Fund's unit value on the date distribution is made. Withdrawals from the Real Estate Fund must be made in amounts of at least $1,000 or, if less, your balance in the Real Estate Fund.


IN ADDITION TO THE WAIT OF AT LEAST ONE CALENDAR QUARTER WHICH IS REQUIRED BY OUR PROCEDURES, IT IS ALSO POSSIBLE THAT THE REAL ESTATE FUND MAY NOT HAVE ENOUGH CASH TO MAKE ALL WITHDRAWALS AND TRANSFERS WHEN REQUESTED. If at the end of a calendar quarter the Real Estate Fund does not have enough cash to pay all scheduled withdrawals, the withdrawals will be divided into two priority categories:


     o Priority 1 consists of all amounts requested because of death or disability or after age 70 1/2.

     o Priority 2 consists of all other requests.


The Real Estate Fund will satisfy all scheduled Priority 1 distribution requests before it satisfies any Priority 2 request, even if the Priority 1 requests were received after the Priority 2 requests. If the Real Estate Fund does not have enough cash to make all Priority 1 distributions, distributions will be paid in the order that requests are received. After making all Priority 1 distributions, the Real Estate Fund will make Priority 2 distributions and transfers. If the Real Estate Fund is unable to satisfy all scheduled Priority 2 distributions and transfer requests, the requests will be paid in the order that requests are received.


                                     SAI-6

--------------------------------------------------------------------------------

To make Priority 1 distributions, the Real Estate Fund will use substantially all its liquid assets, keeping only a reserve that we believe is adequate for anticipated expenses. If possible, the Real Estate Fund will also liquidate as much of its interest in Prime Property Fund as required. With regard to Priority 2, we will make distributions and transfers to the extent that funds are available from cash flow and from liquidation of Prime Property Fund units. However, we will not make Priority 2 distributions and transfers if the Real Estate Fund cannot liquidate enough of its interest in Prime Property Fund and we believe that it would be desirable to maintain liquidity to meet anticipated Priority 1 distributions.


Requests that remain unpaid will be scheduled for the next quarterly distribution date. At that time these requests will be satisfied to the extent possible, in accordance with their respective priorities and order of receipt. Please note that if you make a Priority 2 request that is not paid when scheduled, Priority 1 distributions requested in later quarters may be paid before your Priority 2 request.



REAL ESTATE FUND WITHDRAWALS FROM PRIME PROPERTY FUND. If the Real Estate Fund does not have enough liquid assets to pay all requested withdrawals, it will seek to withdraw some or all of its interest from Prime Property Fund. We may postpone withdrawals from Prime Property Fund, however, for such time as we reasonably consider necessary to obtain the amount to be withdrawn or to protect the interests of other participants in Prime Property Fund. In making this determination, we consider primarily (i) the availability of cash to manage Prime Property Fund's property holdings, to meet emergencies and to meet commitments for property acquisitions and loans, (ii) the time necessary to dispose of properties and (iii) any adverse impact of proposed property sales on other participants in Prime Property Fund.



If withdrawal from Prime Property Fund is restricted, any payment from Prime Property Fund is applied pro rata to the withdrawal requests of all participants in Prime Property Fund that are eligible for payment on the withdrawal date, regardless of when those requests were made. Prime Property Fund withdrawal requests not satisfied by a pro rata distribution are deferred until the next withdrawal date (generally the last business day of the following quarter), at which time the amount available for distribution will again be applied pro rata to all pending requests. For purposes of this policy, the Real Estate Fund is considered a single participant in Prime Property Fund, on a par with each other participant in Prime Property Fund. From the first quarter of 1995 through the third quarter of 1995, Prime Property Fund satisfied all participant withdrawal requests. As of the fourth quarter of 1995, Prime Property Fund was unable to satisfy all participant withdrawal requests. Consequently, withdrawals from Prime Property Fund are being delayed in accordance with the procedures discussed above. However, since June 1994 the Real Estate Fund has had sufficient liquidity, and we have not restricted withdrawals. If the Real Estate Fund experiences periods of insufficient liquidity withdrawals may be delayed as described above under "Special Rules for Distributions and Transfers from the Real Estate Fund." There have been other periods when there was insufficient available cash in Prime Property Fund to meet all withdrawal requests. During these other periods Real Estate Fund withdrawals were not delayed or restricted in any manner because the Real Estate Fund was sufficiently liquid.

A withdrawal from Prime Property Fund by one or more of its larger investors could significantly reduce its cash position and increase the likelihood that the Real Estate Fund would not have cash sufficient to meet all withdrawal requests. At December 31, 1998 there were 170 plans in Prime Property Fund, none of which held more than 6.0% of Prime Property Fund.



TYPES OF BENEFITS


Under the Master Plan, and under most self-directed prototype plans, you may select one or more of the following forms of distribution once you are eligible to receive benefits. If your employer has adopted an


                                     SAI-7

--------------------------------------------------------------------------------

individually designed plan or a self-directed prototype profit sharing plan that does not offer annuity benefits, not all of these distribution forms may be available to you. We suggest you ask your employer what types of benefits are available under your plan.


QUALIFIED JOINT AND SURVIVOR ANNUITY. An annuity providing equal monthly payments for your life and, after your death, for your surviving spouse's life. No payments will be made after you and your spouse die, even if you have received only one payment prior to the last death. THE LAW REQUIRES THAT IF THE VALUE OF YOUR VESTED BENEFITS EXCEEDS $5,000, YOU MUST RECEIVE A QUALIFIED JOINT AND SURVIVOR ANNUITY UNLESS YOUR SPOUSE CONSENTS IN WRITING TO A CONTRARY ELECTION. Please see "Spousal Consent Requirements" below.


LUMP SUM PAYMENT. A single payment of all or part of your vested benefits. If you take a lump sum payment of only part of your balance, it must be at least $1,000. If you have more than one GRA, amounts held in your most recent GRA will first be used to make payment. If your vested benefit is $5,000 or less, you will receive a lump sum payment of the entire amount.


PERIODIC INSTALLMENTS. Monthly, quarterly, semi-annual or annual payments over a period of at least three years, where the initial payment on a monthly basis is at least $300. You can choose either a time-certain payout, which provides variable payments over a specified period of time, or a dollar-certain payout, which provides level payments over a variable period of time. During the installment period, your remaining account balance will be invested in whatever investment options you designate, other than the Real Estate Fund; each payment will be drawn pro rata from all the investment options you have selected. You may not leave or place any assets in the Real Estate Fund. If you have more than one GRA, amounts held in your most recently purchased three-year or five-year GRA will first be used to make installment payments. If you die before receiving all the installments, we will make the remaining payments to your beneficiary, subject to IRS minimum distribution rules and beneficiary election.


LIFE ANNUITY. An annuity providing monthly payments for your life. No payments will be made after your death, even if you have received only one payment prior to your death.


LIFE ANNUITY--PERIOD CERTAIN. An annuity providing monthly payments for your life or, if longer, a specified period of time. If you die before the end of that specified period, payments will continue to your beneficiary until the end of the period. Subject to legal limitations, you may specify a minimum payment period of 5, 10, 15 or 20 years. The longer the specified period, the smaller the monthly payments will be.


JOINT AND SURVIVOR ANNUITY. An annuity providing monthly payments for your life and that of your beneficiary. You may specify the percentage of the original annuity payment to be made to your beneficiary. Subject to legal limitations, that percentage may be 100%, 75%, 50%, or any other percentage you specify.


JOINT AND SURVIVOR ANNUITY--PERIOD CERTAIN. An annuity providing monthly payments for your life and that of your beneficiary or, if longer, a specified period of time. If you and your beneficiary both die before the end of the specified period, payments will continue to your contingent beneficiary until the end of the period. Subject to legal limitations, you may specify a minimum payment period of 5, 10, 15 or 20 years and the percentage of the annuity payment to be made to your beneficiary (as noted above under Joint and Survivor Annuity). The longer the specified period, the smaller your monthly payments will be.


CASH REFUND ANNUITY. An annuity providing equal monthly payments for your life with a guarantee that the sum of those payments will be at least equal to the portion of your vested benefits used to purchase the annuity. If upon your death the sum of the monthly payments to you is less than that amount, your beneficiary will receive a lump sum payment of the remaining guaranteed amount.



                                     SAI-8

--------------------------------------------------------------------------------

FIXED AND VARIABLE ANNUITY CHOICES


Under a Qualified Joint and Survivor Annuity or a Cash Refund Annuity, the amount of the monthly payments is fixed at retirement and remains level throughout the distribution period. Under the Life Annuity, Life Annuity--Period Certain, Joint and Survivor Annuity and Joint and Survivor Annuity--Period Certain, you may select either fixed or variable payments. All forms of variable annuity benefits under the Program will be provided by us. The payments under variable annuity options reflect the investment performance of the Growth Equity Fund. If you are interested in a variable annuity, when you are ready to select your benefit please ask our Account Executives for our variable annuity prospectus supplement.


Fixed annuities will be issued by insurance companies selected by the ADA Trustees from time to time. We do not currently offer fixed annuities under the Program. Upon your request, the companies selected by the Trustees will provide annuity benefit information. We have no further responsibility for the amount used to purchase a fixed annuity once it has been sent to the insurance company you select. The cost of a fixed annuity is determined by each issuing insurance company. Your Account Executive has more details regarding the insurance companies currently providing annuity benefits under the Program.


SPOUSAL CONSENT REQUIREMENTS


Under the Master Plan and the self-directed prototype plan, you may designate a non-spouse beneficiary any time after the earlier of: (1) the first day of the plan year in which you attain age 35, or (2) the date on which you separate from service with your employer. If you designate a beneficiary other than your spouse prior to your reaching age 35, your spouse must consent to the designation and, upon your reaching age 35, must again give his or her consent or the designation will lapse. In order for you to make a withdrawal, elect a form of benefit other than a Qualified Joint and Survivor Annuity or designate a non-spouse beneficiary, your spouse must consent to your election in writing within the 90 day period before your annuity starting date. To consent, your spouse must sign on the appropriate line on your election of benefits or beneficiary designation form. Your spouse's signature must be witnessed by a notary public or plan representative.


If you change your mind, you may revoke your election and elect a qualified Joint Survivor Annuity or designate your spouse as beneficiary, simply by filing the appropriate form. Your spouse's consent is not required for this revocation.

It is also possible for your spouse to sign a blanket consent form. By signing this form, your spouse consents not just to a specific beneficiary or, with respect to the waiver of the Qualified Joint and Survivor Annuity, the form of distribution, but gives you the right to name any beneficiary, or if applicable, form of distribution you want. Once you file such a form, you may change your election whenever you want, even without spousal consent. No spousal consent to a withdrawal or benefit in a form other than a Qualified Joint and Survivor Annuity is required under certain self-directed prototype profit sharing plans that do not offer life annuity benefits.


PROVISIONS OF THE MASTER PLAN

PLAN ELIGIBILITY REQUIREMENTS. Under the Master Plan, the employer specifies the eligibility requirements for its plan in the Participation Agreement. The employer may exclude any employee who has not attained a specified age (not to exceed 21) and completed a specified number of years (not to exceed two) in each of which he completed 1,000 hours of service. No more than one year of eligibility service may be required for a 401(k) arrangement.


                                     SAI-9

--------------------------------------------------------------------------------

The employer may also exclude salaried dentists (those with no ownership interest in the practice), employees of related employers, leased employees and certain other types of employees at the employer's election, provided such exclusion does not cause the plan to discriminate in favor of "highly compensated" employees (defined below). The Master Plan provides that a partner or shareholder may, upon commencement of employment or upon first becoming eligible to participate in any qualified plan of the employer, make a one-time irrevocable election not to participate in the plan or to make a reduced contribution. This election applies to all plans of the employer, now and in the future, and should be discussed with your tax advisor.



CONTRIBUTIONS TO QUALIFIED PLANS. We outline below the current Federal income tax rules relating to contributions under qualified retirement plans. This outline assumes that you are not a participant in any other qualified retirement plan.


The employer deducts contributions to the plan in the year it makes them. As a general rule, an employer must make contributions for any year by the due date (including extensions) for filing its Federal income tax return for that year. However, Department of Labor ("DOL") rules generally require that the employer contribute participants' salary deferral (or post-tax employee contribution) amounts under a 401(k) plan as soon as possible after the payroll period applicable to a deferral. In any event, the employer must make these contributions no later than the 15th business day of the month following the month in which the employer withholds or receives participant contributions.



If the employer contributes more to the plan than it may deduct under the rules we describe below, the employer (a) may be liable for a 10% penalty tax on that nondeductible amount and (b) may risk disqualifying the plan.


CONTRIBUTIONS TO THE MASTER PLAN. The employer makes annual contributions to its plan based on the plan's provisions.


An employer that adopts the Master Plan as a profit sharing plan makes discretionary contributions as it determines annually. The aggregate employer contribution to the plan, including all participants' salary deferrals under a 401(k) arrangement, may not exceed 15% of all participants' compensation for the plan year. For plan purposes, compensation for self-employed persons does not include deductible plan contributions on behalf of the self-employed person.


A 401(k) arrangement is available as part of the profit sharing plan. Employees may make pre-tax contributions to a plan under a 401(k) arrangement. The maximum amount that highly compensated employees may contribute depends on (a) the amount that non-highly compensated employees contribute and (b) the amount the employer designates as a nonforfeitable 401(k) contribution. Different rules apply to a SIMPLE 401(k) or safe harbor 401(k).



For 1999, a "highly compensated" employee, for this purpose, is (a) an owner of more than 5% of the practice, or (b) anyone with earnings of more than $80,000 from the practice in 1998. For (b), the employer may elect to include only employees in the highest paid 20%. In any event, the maximum amount each employee may defer is limited to $10,000 for 1999, reduced by that employee's salary reduction contributions to simplified employee pension plans established before 1997 (SARSEPs), SIMPLE plans, employee contributions to tax deferred
Section 403(b) arrangements, and contributions deductible by the employee under a trust described under Section 501(c)(18) of the Internal Revenue Code. The maximum amount a participant may defer in a SIMPLE 401(k) plan for 1999 is $6,000.



                                     SAI-10

--------------------------------------------------------------------------------

Effective January 1, 1999 employers may adopt a safe harbor 401(k) arrangement. Under this arrangement, an employer agrees to offer a matching contribution equal to (a) 100% of salary deferral contributions up to 3% of compensation and
(b) 50% of salary deferral contributions that exceed 3% but are less than 5% of compensation or a 2% non-elective contribution to all eligible employees. These contributions must be non-forfeitable. If the employer makes these contributions and meets the notice requirements for safe harbor 401(k) plans, the plan is not subject to non-discrimination testing on salary deferral and matching or non-elective contributions described above.



If the employer adopts the Master Plan as a defined contribution pension plan, its contribution is equal to the percentage of each participant's compensation that the Participation Agreement specifies.


Under any type of plan, an employer must disregard compensation in excess of $160,000 in 1999 in making contributions. An employer may integrate contributions with Social Security. This means that contributions, for each participant's compensation, that exceed the integration level may be greater than contributions for compensation below the integration level. The Federal tax law imposes limits on this excess. Your Account Executive can help you determine the legally permissible contribution.


Contributions for non-key employees must be at least 3% of compensation (or, under the profit sharing plan, the percentage the employer contributes for key employees, if less than 3%). In 1999, "key employee" means (a) an owner of one of the ten largest (but more than 1/2%) interests in the practice with earnings of more than $30,000, or (b) an officer of the practice with earnings of more than $65,000 or (c) an owner of more than 5% of the practice, or (d) an owner of more than 1% of the practice with earnings of more than $150,000. For purposes of (b), no more than 50 employees (or, if less, the greater of three or 10% of the employees) shall be treated as officers.



Certain plans may also permit participants to make post-tax contributions. We will maintain a separate account to reflect each participant's post-tax contributions and the earnings (or losses) on those contributions. Post-tax contributions are subject to complex rules under which the maximum amount that a highly compensated employee may contribute depends on the amount that non-highly employees contribute. BEFORE PERMITTING ANY HIGHLY-COMPENSATED EMPLOYEE TO MAKE POST-TAX CONTRIBUTIONS, THE EMPLOYER SHOULD VERIFY THAT IT HAS PASSED ALL NON-DISCRIMINATION TESTS. If an employer employs only "highly compensated" employees (as defined above), the plan will not accept post-tax contributions. In addition, the employer may make matching contributions to certain plans, i.e., contributions based on the amount of post-tax or pre-tax 401(k) contributions that plan participants make. Special non-discrimination rules apply to matching contributions. These rules may limit the amount of matching contributions that an employer may make for highly compensated employees. These non-discrimination rules for matching contributions generally do not apply to SIMPLE and safe harbor 401(k) plans.



Contributions (including forfeiture amounts) for each participant may not exceed the lesser of (a) $30,000 and (b) 25% of the participant's earnings (excluding, in the case of self-employed persons, all deductible plan contributions). The participant's post-tax contributions count toward this limitation.



Each participant's account balance equals the sum of the amounts accumulated in each investment option. We will maintain separate records of each participant's interest in each of the investment options attributable to employer contributions, 401(k) non-elective contributions, 401(k) elective contributions, post-tax employee contributions and employer matching contributions. We will also account separately for any amounts rolled over from a previous employer's plan. Our records will also reflect each participant's percentage of vesting (see below) in his account balance attributable to employer contributions and employer matching contributions.



                                     SAI-11

--------------------------------------------------------------------------------

The participant will receive an individual confirmation of each transaction (including the deduction of record maintenance and report fees). The participant will also receive an annual statement showing the participant's account balance in each investment option attributable to each type of contribution. Based on information that you supply, we will run the required special non-discrimination tests (Actual Deferral Percentage and Actual Contribution Percentage) applicable to (a) 401(k) plans (other than SIMPLE 401(k) and safe harbor 401(k)) and (b) plans that accept post-tax employee contributions or employer matching contributions.


Non-discrimination tests do not apply to SIMPLE 401(k) plans, if the employer makes (a) a matching contribution equal to 100% of the amount each participant deferred, up to 3% of compensation, or (b) a 2% non-elective contribution to all eligible employees. The employer must also follow the notification and filing requirements outlined in the SIMPLE 401(k) model amendment to the Master Plan to avoid non-discrimination tests.



Under a SIMPLE 401(k) the employer must offer all eligible employees the opportunity to defer part of their salary into the plan and make either a matching or non-elective contribution. The matching contribution must be 100% of the salary deferral amount up to 3% of compensation. The non-elective contribution is 2% of compensation, the employer must make it for all eligible employees, even those not deferring. The matching or non-elective contribution must be non-forfeitable. The employer must notify employees which contribution the employer will make 60 days before the beginning of the year.


Elective deferrals to a 401(k) plan are subject to applicable FICA (social security) and FUTA (unemployment) taxes.


ALLOCATION OF CONTRIBUTIONS. You, as employer or participant, may allocate contributions among any number of the investment options. You may change allocation instructions at any time, and as often as needed, by calling the AIM System. New instructions become effective on the business day we receive them. Employer contributions may be allocated in different percentages than employee contributions. The allocation percentages elected for employer contributions automatically apply to any 401(k) qualified non-elective contributions, qualified matching contributions and matching contributions. Your allocation percentages for employee contributions automatically apply to any post-tax employee contributions and 401(k) salary deferral contributions. IF WE HAVE NOT RECEIVED VALID INSTRUCTIONS, WE WILL ALLOCATE CONTRIBUTIONS TO THE MONEY MARKET GUARANTEE ACCOUNT. You may, of course, transfer to another investment option at any time.


THE MASTER PLAN AND SECTION 404(C) OF ERISA. The Master Plan is a participant directed individual account plan designed to comply with the requirements of
Section 404(c) of ERISA. Section 404(c) of ERISA, and the related Department of Labor (DOL) regulation, provide that if a participant or beneficiary exercises control over the assets in his or her plan account, plan fiduciaries will not be liable for any loss that is the direct and necessary result of the participant's or beneficiary's exercise of control. This means that if the employer plan complies with Section 404(c), participants can make and are responsible for the results of their own investment decisions.


Section 404(c) plans must, among other things, (a) make a broad range of investment choices available to participants and beneficiaries and (b) provide them with adequate information to make informed investment decisions. The Investment Options and documentation available under the ADA Program provide the broad range of investment choices and information needed in order to meet the requirements of Section 404(c). However, while our suggested summary plan descriptions, annual reports, prospectuses,


                                     SAI-12

--------------------------------------------------------------------------------

and confirmation notices provide the required investment information, the employer is responsible for distributing this information in a timely manner to participants and beneficiaries. You should read this information carefully before making your investment decisions.


VESTING. Vesting refers to the participant's rights with respect to that portion of a participant's Account Balance attributable to employer contributions under the Master Plan. If a participant is "vested," the amount or benefit in which the participant is vested belongs to the participant, and may not be forfeited. The participant's Account Balance attributable to (a) 401(k) contributions (including salary deferral, qualified non-elective and qualified matching contributions), (b) post-tax employee contributions and (c) rollover contributions always belongs to the participant, and is nonforfeitable at all times.


A participant becomes fully vested in all benefits if still employed at death, disability, attainment of normal retirement age or upon termination of the plan. If the participant terminates employment before that time, any benefits that have not yet vested under the plan's vesting schedule are forfeited. The normal retirement age is 65 under the Master Plan.

Benefits must vest in accordance with any of the schedules below or one at least as favorable to participants:




              SCHEDULE A     SCHEDULE B     SCHEDULE C
 YEARS OF       VESTED         VESTED         VESTED
  SERVICE     PERCENTAGE     PERCENTAGE     PERCENTAGE
----------   ------------   ------------   -----------
     1             0%             0%             0%
     2           100             20              0
     3           100             40            100
     4           100             60            100
     5           100             80            100
     6           100            100            100

If the plan requires more than one year of service for participation in the plan, the plan must use Schedule A or one at least as favorable to participants.


All contributions to a SIMPLE 401(k) plan are 100% vested and not subject to the vesting schedule above. This rule, however, does not apply to employer and matching contributions made to a plan before the plan is amended to become a SIMPLE 401(k) plan. Non-elective and matching contributions required under a safe harbor 401(k) arrangement are 100% vested and not subject to the vesting schedule above.


PRIME PROPERTY FUND INVESTMENTS



Since typically 85% to 100% of the Real Estate Fund's assets are invested in Prime Property Fund, we provide the following information about the investments of Prime Property Fund. See "The Real Estate Fund-Investment Strategies" in the prospectus for a description of Prime Property Fund's real estate investment strategies and borrowing policies.


At December 31, 1998, Prime Property Fund held 121 investments in wholly-owned properties and equities in partnerships with an aggregate market value of $3.3 billion.


Prime Property Fund seeks to diversify its property portfolio by type and location. Prime Property Fund's major holdings (in wholly-owned properties and equities in partnerships) as of December 31, 1998 included:



                                     SAI-13

--------------------------------------------------------------------------------

   o 15 retail properties, primarily super-regional shopping centers, with an aggregate market value of $1.0 billion.

   o 29 office properties, with an aggregate market value of $1.4 billion.

   o 63 industrial properties (primarily warehouses) and research and development facilities, with an aggregate market value of $449.8 million.


   o 4 hotels, with an aggregate market value of $105.0 million.


   o 6 other properties, which include any other income-producing properties not specifically mentioned above, with an aggregate market value of $86.2 million.

In addition to wholly-owned properties and equities in partnerships, Prime Property Fund has 4 investments in mortgage loans receivable with an aggregate market value of $280.7 million, or 8.5% of Prime Property Fund's investments. Mortgages and common stock may be accepted as partial consideration for properties sold.


BORROWINGS. Borrowings on eight wholly-owned properties held in Prime Property Fund as of December 31, 1998 are summarized below.



--------------------------------------------------------------------------------
Summary of Borrowings*--December 31, 1998



       Number of mortgages payable .....................           6
       Number of encumbered properties .................           8
       Outstanding borrowings (millions) ...............     $ 411.1
       Borrowings as a percent of total assets .........        12.2%


----------

*Prime Property Fund also held interests in real estate partnerships having total assets of $1.2 billion and total liabilities of $573 million.

--------------------------------------------------------------------------------


                                     SAI-14

--------------------------------------------------------------------------------

HOLDINGS OF PRIME PROPERTY FUND


Below we provide charts that describe the investments in wholly-owned properties, partnership equities and mortgage-loan receivables and REIT stock of Prime Property Fund as of December 31, 1998 and for the other periods indicated.



-------------------------------------------------------------------------------
 DISTRIBUTION OF INVESTMENT VALUE BY TYPE AND LOCATION* (BY PERCENTAGE) --
 DECEMBER 31, 1998
-------------------------------------------------------------------------------
                      SOUTH        EAST      MID-WEST       WEST        TOTAL
-------------------------------------------------------------------------------
 Industrial/R&D         4.5%        2.9%        0.9%         5.4%        13.7%
 Office                 2.0        23.8         5.2         14.0         45.0
 Retail                 3.0        13.2         9.8          9.5         35.5
 Hotel                  0.9         2.3          --           --          3.2
 Other                  0.8         1.8          --           --          2.6
-------------------------------------------------------------------------------
 Total                 11.2%       44.0%       15.9%        28.9%       100.0%
-------------------------------------------------------------------------------


-------------------------------------------------------------------------------
DISTRIBUTION OF INVESTMENTS BY TYPE AND LOCATION* (BY NUMBER OF
INVESTMENTS) -- DECEMBER 31, 1998
-------------------------------------------------------------------------------
                     SOUTH     EAST     MID-WEST     WEST     TOTAL
-------------------------------------------------------------------------------
 Industrial/R&D        21       16          6         20       63
 Office                 2       16          6          7       31
 Retail                 3        6          5          3       17
 Hotel                  2        2         --         --        4
 Other                  1        4          1         --        6
-------------------------------------------------------------------------------
 Total                 29       44         18         30      121

-------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------
         DISTRIBUTION OF INVESTMENT VALUE BY LOCATION* (BY PERCENTAGE) -- DECEMBER 31,
-----------------------------------------------------------------------------------------------
                       1998         1997         1996         1995         1994         1993
-----------------------------------------------------------------------------------------------
 South                  11.2%        14.6%        17.7%        18.5%        19.7%        20.0%
 East                   44.0         41.2         35.4         35.0         31.0         30.9
 Mid-West               15.9         15.3         22.9         24.0         27.3         27.6
 West                   28.9         27.1         24.0         22.5         22.0         21.5
 Not Applicable           --          1.8           --           --           --           --
-----------------------------------------------------------------------------------------------


------------------
*     Each region comprises the states indicated:

     South: Alabama, Arkansas, Florida, Georgia, Louisiana, Mississippi, Oklahoma, Tennessee, Texas

 East: Connecticut, Delaware, District of Columbia, Kentucky, Maine, Maryland, Massachusetts, New Hampshire, New Jersey, New York, North Carolina, Pennsylvania, Rhode Island, South Carolina, Vermont, Virginia, West Virginia

 Mid-West: Illinois, Indiana, Iowa, Kansas, Michigan, Minnesota, Missouri, Nebraska, North Dakota, Ohio, South Dakota, Wisconsin

 West: Alaska, Arizona, California, Colorado, Hawaii, Idaho, Montana, Nevada, New Mexico, Oregon, Utah, Washington, Wyoming


                                     SAI-15

--------------------------------------------------------------------------------



-----------------------------------------------------------------------------------------------
       DISTRIBUTION OF INVESTMENT VALUE BY PROPERTY TYPE (BY PERCENTAGE) -- DECEMBER 31,
-----------------------------------------------------------------------------------------------
                       1998         1997         1996         1995         1994         1993
-----------------------------------------------------------------------------------------------
 Industrial/R&D         13.7%        14.0%        11.6%        11.0%        10.6%        10.8%
 Office                 45.0         37.1         30.6         30.1         24.9         25.2
 Retail                 35.5         40.8         53.0         54.4         60.8         60.0
 Hotel                   3.2          5.1          3.7          3.5          3.2          2.9
 Other                   2.6          3.0          1.1          1.0          0.5          1.1
-----------------------------------------------------------------------------------------------




-----------------------------------------------------------------------------------------------
DISTRIBUTION OF INVESTMENT VALUE BY TYPE OF OWNERSHIP (BY PERCENTAGE) -- DECEMBER 31, 1998
-----------------------------------------------------------------------------------------------
                     WHOLLY-OWNED       EQUITY IN          MORTGAGE
                     REAL ESTATE*     PARTNERSHIPS     LOANS RECEIVABLE       TOTAL
-----------------------------------------------------------------------------------------------
 Industrial/R&D           13.2%            0.5%                --              13.7%
 Office                   35.8             6.1                3.1%             45.0
 Retail                   27.6             2.5                5.4              35.5
 Hotel                     3.2              --                 --               3.2
 Other                     0.8             1.8                 --               2.6
-----------------------------------------------------------------------------------------------
 Total                    80.6%           10.9%               8.5%            100.0%
-----------------------------------------------------------------------------------------------



* Title to wholly-owned properties allocated to Prime Property Fund is generally held in Equitable Life's name.





----------------------------------------------------------------------
   DISTRIBUTION OF INVESTMENTS BY VALUE RANGE* -- DECEMBER 31, 1998
----------------------------------------------------------------------
   INVESTMENT                                           PERCENTAGE OF
     VALUE           PERCENTAGE OF       NUMBER OF       TOTAL NUMBER
   (MILLIONS)      INVESTMENT VALUE     INVESTMENTS     OF INVESTMENTS
----------------------------------------------------------------------
 Under $2.5                0.8%              14              11.5%
$  2.5-$5                  3.0               25              20.7
$   5-$10                  5.3               23              19.0
$  10-$20                  7.6               18              14.9
$  20-$50                 19.4               20              16.5
$ 50-$100                 32.6               15              12.4
 Over $100                31.3                6               5.0
----------------------------------------------------------------------
 Total                   100.0%             121             100.0%
----------------------------------------------------------------------



*     Includes all investments stated at the Fund's ownership share.



                                     SAI-16

--------------------------------------------------------------------------------

INVESTMENT RESTRICTIONS APPLICABLE TO THE GROWTH EQUITY FUND


The Growth Equity Fund will not:

    o trade in foreign exchange (except transactions incidental to the settlement of purchases or sales of securities);

    o make an investment in order to exercise control or management over a company;

    o underwrite the securities of other companies, including purchasing securities that are restricted under the 1933 Act or rules or regulations thereunder (restricted securities cannot be sold publicly until they are registered under the 1933 Act), except as stated below;

    o make short sales, except when the Fund has, by reason of ownership of other securities, the right to obtain securities of equivalent kind and amount that will be held so long as they are in a short position;

    o trade in commodities or commodity contracts; purchase or write puts and calls (options);

    o purchase real estate or mortgages, except as stated below. The Fund may buy shares of real estate investment trusts listed on stock exchanges or reported on the National Association of Securities Dealers, Inc. automated quotation system ("NASDAQ");

    o have more than 5% of its assets invested in the securities of any one registered investment company. The Fund may not own more than 3% of an investment company's outstanding voting securities. Finally, total holdings of investment company securities may not exceed 10% of the value of the Fund's assets;

    o purchase any security on margin or borrow money except for short-term credits necessary for clearance of securities transactions;

    o make loans, except loans through the purchase of debt obligations or through entry into repurchase agreements; or

    o invest more than 10% of its total assets in restricted securities, real estate investments, or portfolio securities not readily marketable.

    o make an investment in an industry if that investment would make the Fund's holding in that industry exceed 25% of its assets. The United States government, and its agencies and instrumentalities, are not considered members of any industry.


HOW WE DETERMINE UNIT VALUES FOR THE FUNDS


THE EQUITY FUNDS. We determine the unit value for each Equity Fund at the end of each business day. The unit value for each Fund is calculated by first determining a gross unit value, which reflects only investment performance, and then adjusting it for Fund expenses to obtain the Fund unit value. We determine the gross unit value by multiplying the gross unit value for the preceding business day by the net investment factor for that subsequent business day (for the Growth Equity Fund we also subtract any audit and custodial fees). We calculate the net investment factor as follows:

  o First, we take the value of the Fund's assets at the close of business on the preceding business day.

  o Next, we add the investment income and capital gains, realized and unrealized, that are credited to the assets of the Fund during the business day for which we are calculating the net investment factor.


                                     SAI-17

--------------------------------------------------------------------------------

    o Then we subtract the capital losses, realized and unrealized, charged to the Fund during that business day.

    o Finally, we divide this amount by the value of the Fund's assets at the close of the preceding business day.


The Fund unit value is calculated on every business day by multiplying the Fund unit value for the last business day of the previous month by the net change factor for that business day. The net change factor for each business day is equal to (a) minus (b) where:


(a) is the gross unit value for that business day divided by the gross unit value for the last business day of the previous month; and


(b) is the charge to the Fund for that month for the daily accrual of fees and other expenses times the number of days since the end of the preceding month.


THE REAL ESTATE FUND. We determine the unit value for the Real Estate Fund once each month, generally as of the close of business on the first business day after the day the unit value for Prime Property Fund is known. We first determine the gross unit value, which is equal to (a) plus (b) plus (c) divided by (d), where


(a) is the aggregate value of all units of Prime Property Fund held by the Real Estate Fund determined as of the last business day of the preceding month;


(b) is the aggregate value of all units of Separate Account No. 2A and cash or cash equivalents held by the Real Estate Fund, determined as of the close of business on the day the Real Estate Fund unit value is known;


(c) is the net value of all other assets and liabilities of the Real Estate Fund, determined as of the close of business on the day the Real Estate Fund unit value is known; and


(d) is the total number of Real Estate Fund Units outstanding.


To obtain the Real Estate Fund unit value, we then adjust this gross unit value for Fund fees and other expenses at rates equal to 1/12 of the annual rates.


For information on how we value the assets of Prime Property Fund held by the Real Estate Fund, see the next section of the SAI. We discuss valuation of the units of Separate Account No. 2A and cash equivalents held by the Real Estate Fund in the next section under The Growth Equity Fund--Short-Term Debt Securities.


HOW WE VALUE THE ASSETS OF THE INVESTMENT FUNDS


THE GROWTH EQUITY FUND. The assets of the Growth Equity Fund are valued as follows:

  o STOCKS listed on national securities exchanges or traded on the NASDAQ national market system are valued at the last sale price. If on a particular day there is no sale, the stocks are valued at the latest available bid price reported on a composite tape. Other unlisted securities reported on the NASDAQ system are valued at inside (highest) quoted bid prices.


                                     SAI-18

--------------------------------------------------------------------------------

  o FOREIGN SECURITIES not traded directly, or in ADR form, in the United States, are valued at the last sale price in the local currency on an exchange in the country of origin. Foreign currency is converted into dollars at current exchange rates.


  o UNITED STATES TREASURY SECURITIES and other obligations issued or guaranteed by the United States Government, its agencies or instrumentalities are valued at representative quoted prices.


  o LONG-TERM PUBLICLY TRADED CORPORATE BONDS (i.e., maturing in more than one year) are valued at prices obtained from a bond pricing service of a major dealer in bonds when such prices are available; however, in circumstances where it is deemed appropriate to do so, an over-the-counter or exchange quotation may be used.


  o CONVERTIBLE PREFERRED STOCKS listed on national securities exchanges are valued at their last sale price or, if there is no sale, at the latest available bid price.


  o CONVERTIBLE BONDS and UNLISTED CONVERTIBLE PREFERRED STOCKS are valued at bid prices obtained from one or more major dealers in such securities; where there is a discrepancy between dealers, values may be adjusted based on recent premium spreads to the underlying common stock.


  o SHORT-TERM DEBT SECURITIES that mature in more than 60 days are valued at representative quoted prices. Short-term debt securities that mature in 60 days or less are valued at amortized cost, which approximates market value. The Growth Equity Fund, as well as the Real Estate Fund, may also acquire short-term debt securities through units in our Separate Account No. 2A. These unit values are calculated in the same way as Fund Units. The assets of Separate Account No. 2A are valued as described above.


Our investment officers determine in good faith the fair value of securities and other assets that do not have a readily available market price in accordance with accepted accounting practices and applicable laws and regulations.


OTHER EQUITY FUNDS. The Aggressive Equity Fund, ADA Foreign Fund, Equity Index Fund, Equity Income Fund and the Lifecycle Funds--Conservative and Moderate, invest all of their assets in the MFS Emerging Growth Fund, Templeton Foreign Fund, SSgA S&P 500 Index Fund, Putnam Equity Income Fund and Lifecycle Fund Group Trusts--Conservative and Moderate, respectively. The Group Trusts, in turn, invests all of their assets in the Underlying State Street Funds.



The asset value of the MFS Emerging Growth Fund, the Templeton Foreign Fund--Class A, the SSgA S&P 500 Index Fund and the Putnam Equity Income Fund is computed on a daily basis by each of these funds. See the prospectus each of these Underlying Mutual Funds for information on valuation methodology. See our separate prospectus for the Lifecycle Funds for information on valuation methodology with respect to the investments of those Funds.



                                     SAI-19

--------------------------------------------------------------------------------

ASSETS HELD IN PRIME PROPERTY FUND. The values of real estate investments are estimated in accordance with the policies and procedures of the Appraisal Institute. Ultimate realization of the market values is dependent to a great extent on economic and other conditions that are beyond management's control (such as general economic conditions, conditions affecting tenants and other events occurring in the markets in which individual properties are located). Further, values may or may not represent the prices at which the real estate investments would sell since market prices of real estate investments can only be determined by negotiation between a willing buyer and seller. Market value considers the financial aspects of a property, market transactions and the relative yield for an asset as measured against alternative investments. During the first three quarters of 1998, appraisal of the real properties held by Prime Property Fund were prepared by our valuation staff or by third-party appraisers. All staff appraisals were concurred with and reviewed by one of three designated third party appraisal firms, which also physically inspected one-third of the properties on a rotating basis. In the fourth quarter of 1998, all appraisals were prepared by independent external appraisers. The external appraisals are reviewed by the external appraisal management firm and the Lend Lease chief appraiser. All appraisal reports and appraisal reviews comply with the currently published Uniform Standards of Professional Appraisal Practice, as promulgated by the Appraisal Institute. Appraised values do not necessarily represent the prices at which the real estate investments would sell since sales prices are determined by negotiation between willing buyers and sellers.


The values of real estate properties and partnership equities are determined giving consideration to income, cost, and market data approaches of estimating property value. The income approach projects an income stream for a property (typically 10 years) and discounts this income plus a reversion (presumed sale) into a present value. Yield rates and growth assumptions utilized in this approach are derived from market transactions as well as other financial and demographic data. The cost approach estimates the replacement cost of the building less depreciation plus the land value. Generally, this approach provides a check on the income approach. The market data approach compares recent transactions to the appraised property. Adjustments are made for dissimilarities which typically provide a range of value. Generally, the income approach carries the most weight in the value reconciliation.


Investment values are determined quarterly from limited restricted appraisals, in accordance with the Uniform Standards of Professional Appraisal Practice, which include less documentation but nevertheless meet minimum requirements of the Appraisal Standards Board and the Appraisal Institute and are considered appraisals. In these appraisals, a full discounted cash flow analysis, which is the basis of an income approach, is the primary focus. Interim monthly valuations are determined giving consideration to material investment transactions. Full appraisal reports on selected properties are prepared on a rotating basis.



We value partnership equities using Prime Property Fund's equity in the net assets of the partnerships, in accordance with the valuation procedures described above.



During the past five years, on average, net proceeds from sales of properties in which Equitable Life retained no equity interest equaled approximately 99.9% of their most recent quarterly valuation.


The fair value of mortgage loans receivable held in Prime Property Fund has been determined by one or more of the following criteria as appropriate: (i) on the basis of estimated market interest rates for loans of comparable quality and maturity, (ii) by recognizing the value of equity participations and options to enter into equity participations contained in certain loan instruments and (iii) giving consideration to the value of the underlying security.



                                     SAI-20

--------------------------------------------------------------------------------

See Notes to the Financial Statements of Separate Account No. 8 (Prime Property
Fund) in this SAI for more information about the valuation of investments in Prime Property Fund.



GROWTH EQUITY FUND TRANSACTIONS



The Growth Equity Fund is charged for securities brokers' commissions, transfer taxes and other fees relating to securities transactions. Transactions in equity securities for a Fund are executed primarily through brokers that receive a commission paid by the Fund. The brokers are selected by Alliance Capital Management L.P. ("Alliance") and Equitable Life. For 1998, 1997 and 1996, the Growth Equity Fund paid $4,288,187, $3,698,148, and $5,682,578, respectively, in brokerage commissions.



We and Alliance seek to obtain the best price and execution of all orders placed for the portfolios of the funds, considering all the circumstances. If transactions are executed in the over-the-counter market, we and Alliance deal with the principal market makers, unless more favorable prices or better execution is otherwise obtainable. On occasion, we and Alliance may execute portfolio transactions for the Funds as part of concurrent authorizations to purchase or sell the same security for certain other accounts or clients that we or Alliance advise. These concurrent authorizations potentially can be either advantageous or disadvantageous to the Funds. When the concurrent authorizations occur, our objective is to allocate the executions among the Funds and the other accounts in a fair manner.


We also consider the amount and quality of securities research services provided by a broker. Typical research services include general economic information and analyses and specific information on and analyses of companies, industries and markets. The factors we use to evaluate research services include the diversity of sources used by the broker, and the broker's experience, analytical ability, and professional stature. Our receipt of research services from brokers tends to reduce our expenses in managing the Funds. We take this expense reduction into account when setting the expense charges.



Brokers who provide research services may charge somewhat higher commissions than those who do not. However, we only select brokers whose commissions we believe are reasonable in all the circumstances. Of the brokerage commissions paid by the Growth Equity Fund during 1998, $1,484,034 was paid to brokers providing research services on transactions of $2,542,807,630.



We periodically evaluate the services provided by brokers and prepare internal proposals for allocating among those various brokers business for all the accounts that we manage or advise. That evaluation involves consideration of the overall capacity of the broker to execute transactions, its financial condition, its past performance and the value of research services provided by the broker in servicing the various accounts advised or managed by us. We have no binding agreements with any firm as to the amount of brokerage business which the firm may expect to receive for research services or otherwise. There may, however, be understandings with certain firms that we will continue to receive services from such firms only if such firms are allocated a certain amount of brokerage business. We may try to allocate such amounts of business to such firms to the extent possible in accordance with the policies described above.


We may use the research information we obtain in servicing all accounts under our management, including our general account. Similarly, not all research provided by a broker or dealer with which the Fund transacts business necessarily will be used in connection with the Fund.


When making securities transactions for the Fund that do not involve paying a brokerage commission (such as the purchase of short-term debt securities), we seek to obtain prompt execution in an effective manner


                                     SAI-21

--------------------------------------------------------------------------------

at the best price. Subject to this general objective, we may give orders to dealers or underwriters who provide investment research, but the Fund will not pay a higher price. The fact that we may benefit from such research is not considered in setting the expense charges.


In addition to using brokers and dealers to execute portfolio securities transactions for accounts we manage, we may enter into other types of business transactions with brokers or dealers. These other transactions will be unrelated to allocation of the Funds' portfolio transactions.


PRIME PROPERTY FUND TRANSACTIONS



Prime Property Fund is charged separately for fees paid to independent property managers, outside legal expenses, operating expenses, real estate taxes and insurance premiums. Compass Management & Leasing ("Compass") and ERE Yarmouth Retail Group, affiliates of Lend Lease, had been retained to provide management and leasing services for certain properties of Prime Property Fund. On September 30, 1998, Lend Lease sold Compass and ERE Yarmouth Retail Group to LaSalle Partners Incorporated ("LaSalle"). LaSalle will continue to manage certain properties for Prime Property Fund and Lend Lease will continue to engage LaSalle to provide similar services from time to time on a non exclusive basis. During 1998, Compass, ERE Yarmouth Retail Group and LaSalle earned an aggregate of $10.5 million in property management and leasing fees from Prime Property Fund.



INVESTMENT MANAGEMENT FEE


The table below shows the amount we received in investment management fees under the Program during each of the last three years. See "Charges and Expenses" in the prospectus.




                                            1998           1997          1996
                                       -------------   -----------   -----------
       Growth Equity Fund ..........    $1,030,425      $981,577      $852,622
       Real Estate Fund ............    $   48,146        42,978        42,470

UNDERWRITER



EQ Financial Consultants, Inc. ("EQ Financial"), a wholly-owned subsidiary of Equitable Life, may be deemed to be the principal underwriter of separate account units under the group annuity contract. EQ Financial is registered with the SEC as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. EQ Financial's principal business address is 1290 Avenue of the Americas, New York, NY 10104. The offering of the units under the contract is continuous. We have paid no underwriting commissions during any of the last three fiscal years with respect to units of interest under the contract. See "Charges and Expenses" in the prospectus. During 1999 EQ Financial plans to change its name to AXA Advisors, Inc.



                                     SAI-22

--------------------------------------------------------------------------------

OUR MANAGEMENT


We are managed by a Board of Directors which is elected by our shareholder. Our directors and certain of our executive officers and their principal occupations are as follows:





DIRECTORS
NAME                          PRINCIPAL OCCUPATION
---------------------------   -----------------------------------------------------------------------
Francoise Colloc'h            Senior Executive Vice President, Human Resources and
                              Communications, AXA-UAP
Henri de Castries             Senior Executive Vice President, Financial Services and Life Insurance
                              Activities, AXA-UAP
Joseph L. Dionne              Chairman and Chief Executive Officer, The McGraw-Hill Companies
Denis Duverne                 Senior Vice President, International, AXA-UAP
Jean-Rene Fourtou             Chairman and Chief Executive Officer, Rhone Poulenc, S.A.
Norman C. Francis             President, Xavier University of Louisiana
Donald J. Greene              Counselor-at-Law, Partner, Le Boeuf, Lamb, Greene & MacRae
John T. Hartley               Director and retired Chairman and Chief Executive Officer, Harris
                              Corporation
John H. F. Haskell, Jr.       Director and Managing Director, SBC Warburg Dillon Read, Inc.
Mary R. (Nina) Henderson      President, Best Foods Grocery; Vice President, Best Foods
W. Edwin Jarmain              President, Jarmain Group Inc.
George T. Lowy                Counselor-at-Law, Partner, Cravath, Swaine & Moore
Didier Pineau-Valencienne     Chairman and Chief Executive Officer, Schneider S.A.
George J. Sella, Jr.          Retired Chairman and Chief Executive Officer, American Cyanamid
                              Company
Dave H. Williams              Chairman and Chief Executive Officer, Alliance Capital Management
                              Corporation




                                     SAI-23

--------------------------------------------------------------------------------

Unless otherwise indicated, the following persons have been involved in the management of Equitable Life in various executive positions during the last five years.





OFFICER-DIRECTORS
NAME                 PRINCIPAL OCCUPATION
------------------   ----------------------------------------------------------------------
Edward D. Miller     Chairman of the Board and Chief Executive Officer; formerly, Senior
                     Vice Chairman, Chase Manhattan Corp., and prior thereto, President and Vice Chairman, Chemical Bank.
Stanley B. Tulin     Vice Chairman of the Board and Chief Financial Officer; formerly,
                     Chairman, Insurance Consulting and Actuarial Practice, Coopers &
                     Lybrand.
Michael Hegarty      President and Chief Operating Officer; formerly, Vice Chairman, Chase
                     Manhattan Corporation.


OTHER OFFICERS*
NAME                    PRINCIPAL OCCUPATION
---------------------   ----------------------------------------------------------------------
Leon B. Billis          Executive Vice President and Chief Information Officer
Jose Suquet             Senior Executive Vice President and Chief Distribution Officer
Robert E. Garber        Executive Vice President and General Counsel
Jerome S. Golden        Executive Vice President; formerly with JG Resources and BT Variable
Peter D. Noris          Executive Vice President and Chief Investment Officer; formerly, Vice
                        President/Manager, Insurance Companies Investment Strategies Group,
                        Salomon Brothers, Inc.
Harvey Blitz            Senior Vice President and Deputy Chief Financial Officer
Kevin R. Byrne          Senior Vice President and Treasurer
Alvin H. Fenichel       Senior Vice President and Controller
Paul J. Flora           Senior Vice President and Auditor
Mark A. Hug             Senior Vice President; formerly, Vice President, Aetna
Michael S. Martin       Senior Vice President and Chief Marketing Officer
Douglas Menkes          Senior Vice President and Corporate Actuary; formerly, Milliman &
                        Robertson, Inc.
Anthony C. Pasquale     Senior Vice President
Donald R. Kaplan        Vice President and Chief Compliance Officer
Pauline Sherman         Vice President, Secretary and Associate General Counsel

------------------

* Current positions listed are with Equitable Life unless otherwise specified.



                                     SAI-24

--------------------------------------------------------------------------------

                             FINANCIAL STATEMENTS
The financial statements of Equitable Life included in this Statement of Additional Information should be considered only as bearing upon the ability of Equitable Life to meet its obligations under the group annuity contract. They should not be considered as bearing upon the investment experience of the Funds. The financial statements of Separate Account Nos. 4 (Pooled), 30 (Pooled), 191 and 200 reflect applicable fees, charges and other expenses under the Program as in effect during the periods covered and they also reflect the charges against the accounts made in accordance with the terms of all other contracts participating in the respective separate accounts. The financial statements of Separate Account No. 8 (Prime Property Fund) reflect charges against the account made in accordance with the terms of all other contracts participating in the account, there are no Program fees charged against Separate Account No. 8.




SEPARATE ACCOUNT NO. 4 (POOLED):
    Report of Independent Accountants .................................................... SAI-26
Separate Account No. 4 (Pooled) (The Growth Equity Fund):
    Statement of Assets and Liabilities, December 31, 1998 ............................... SAI-27
    Statements of Operations and Changes in Net Assets for the Years Ended December 31,    SAI-28
  1998 and 1997
    Portfolio of Investments, December 31, 1998 .......................................... SAI-29
    Notes to Financial Statements ........................................................ SAI-34
SEPARATE ACCOUNT NOS. 191 AND 200:
    Report of Independent Accountants .................................................... SAI-37
Separate Account No. 191 (The ADA Foreign Fund):
    Statement of Assets and Liabilities, December 31, 1998 ............................... SAI-38
    Statement of Operations and Changes in Net Assets for the Years Ended December 31,     SAI-39
  1998 and 1997
Separate Account No. 200 (The Aggressive Equity Fund):
    Statement of Assets and Liabilities, December 31, 1998 ............................... SAI-40
    Statements of Operations and Changes in Net Assets, for the Years Ended December 31,   SAI-41
  1998 and 1997
Separate Account Nos. 191 and 200:
    Notes to Financial Statements ........................................................ SAI-42
SEPARATE ACCOUNT NO. 30 (POOLED) (THE REAL ESTATE FUND):
    Report of Independent Accountants .................................................... SAI-43
    Statements of Assets and Liabilities, December 31, 1998 and 1997 ..................... SAI-44
    Statements of Operations and Changes in Net Assets for the Years Ended December 31,    SAI-45
  1998 and 1997
    Statements of Cash Flows for the Years Ended December 31, 1998 and 1997 .............. SAI-46
    Notes to Financial Statements ........................................................ SAI-47
SEPARATE ACCOUNT NO. 8 (PRIME PROPERTY FUND):
    Report of Independent Accountants .................................................... SAI-49
    Statement of Independent Appraisers .................................................. SAI-50
    Statements of Assets and Liabilities, December 31, 1998 and 1997 ..................... SAI-51
    Statements of Operations and Changes in Net Assets for the Years Ended December 31,    SAI-52
  1998 and 1997
    Statements of Cash Flows for the Years Ended December 31, 1998 and 1997 .............. SAI-53
    Notes to Financial Statements ........................................................ SAI-54
    Schedule X: Supplementary Income Statement Information, December 31, 1998 and 1997 ... SAI-63
    Schedule XII: Mortgage Loans Receivable on Real Estate, December 31, 1998 and 1997 ... SAI-64
THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES:
    Report of Independent Accountants .................................................... SAI-67
    Consolidated Balance Sheets, December 31, 1998 and 1997 .............................. SAI-68
    Consolidated Statements of Earnings for the Years Ended December 31, 1998, 1997 and    SAI-69
  1996
    Consolidated Statements of Shareholder's Equity for the Years Ended December 31,       SAI-70
  1998, 1997 and 1996
    Consolidated Statements of Cash Flows for the Years Ended December 31, 1998, 1997 and  SAI-71
  1996
    Notes to Consolidated Financial Statements ........................................... SAI-72



                                     SAI-25

--------------------------------------------------------------------------------

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors of
The Equitable Life Assurance Society of the United States and the Contractowners of Separate Account No. 4 of The Equitable Life Assurance Society of the United States


In our opinion, the accompanying statement of assets and liabilities, including the portfolio of investments, and the related statements of operations and changes in net assets and the selected per unit data (included under Condensed Financial Information in the prospectus of American Dental Association Members Retirement Program) present fairly, in all material respects, the financial position of Separate Account No. 4 (Pooled) (The Growth Equity Fund) of The Equitable Life Assurance Society of the United States ("Equitable Life") at December 31, 1998, its results of operations and changes in net assets for each of the two years in the period then ended and the selected per unit data for the periods presented, in conformity with generally accepted accounting principles. These financial statements and the selected per unit data (hereafter referred to as "financial statements") are the responsibility of Equitable Life's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 1998 by correspondence with the custodian and brokers, provide a reasonable basis for the opinion expressed above.


PricewaterhouseCoopers LLP
New York, New York
February 8, 1999


                                     SAI-26

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO.4 (POOLED)
(THE ALLIANCE GROWTH EQUITY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Statement of Assets and Liabilities
December 31, 1998
-------------------------------------------------------------------------------

ASSETS:
Investments (Notes 2 and 3):
 Common stocks -- at market value (cost: $1,914,414,699) .................................    $2,098,464,735
 Preferred stocks -- at market value (cost: $841,125) ....................................           934,875
 Participation in Separate Account No.2A -- at amortized cost, which approximates market value, equivalent to 8,358
  units at $285.54 .......................................................................         2,386,642
Receivables:
 Securities sold .........................................................................        22,404,246
 Dividends ...............................................................................         1,027,478
-------------------------------------------------------------------------------------------------------------

  Total assets ...........................................................................     2,125,217,976
-------------------------------------------------------------------------------------------------------------
LIABILITIES:
Payables:
 Securities purchased ....................................................................         3,784,147
 Due to Equitable Life's General Account .................................................         7,913,160
 Custodian fee payable ...................................................................            27,461
 Investment management fees payable ......................................................             5,210
Accrued expenses .........................................................................           440,812
Amount retained by Equitable Life in Separate Account No. 4 (Note 1) .....................         1,271,958
-------------------------------------------------------------------------------------------------------------
  Total liabilities ......................................................................        13,442,748
-------------------------------------------------------------------------------------------------------------
NET ASSETS (NOTE 1):
Net assets attributable to participants' accumulations ...................................     2,072,991,897
Reserves and other liabilities attributable to annuity benefits ..........................        38,783,331
-------------------------------------------------------------------------------------------------------------
NET ASSETS ...............................................................................    $2,111,775,228
=============================================================================================================


See Notes to Financial Statements.

                                     SAI-27

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 4 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES



Statements of Operations and Changes in Net Assets


--------------------------------------------------------------------------------------------------------------------------------
                                                                                                  YEAR ENDED DECEMBER 31,
                                                                                                  1998               1997
--------------------------------------------------------------------------------------------------------------------------------
FROM OPERATIONS:
INVESTMENT INCOME (NOTE 2):
Dividends (net of foreign taxes withheld -- 1998: $199,170 and 1997: $2,138) .............   $   12,224,979     $   13,385,197
Interest .................................................................................          477,732            845,517
--------------------------------------------------------------------------------------------------------------------------------
Total ....................................................................................       12,702,711         14,230,714
EXPENSES (NOTE 4) ........................................................................      (18,036,108)       (19,783,932)
--------------------------------------------------------------------------------------------------------------------------------
NET INVESTMENT LOSS ......................................................................       (5,333,397)        (5,553,218)
--------------------------------------------------------------------------------------------------------------------------------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (NOTE 2):
Realized gain from security and foreign currency transactions ............................      424,897,105        372,430,956
--------------------------------------------------------------------------------------------------------------------------------
Unrealized appreciation (depreciation) of investments and foreign currency transactions:
 Beginning of year .......................................................................      690,125,231        448,580,808
 End of year .............................................................................      184,143,786        690,125,231
--------------------------------------------------------------------------------------------------------------------------------
Change in unrealized appreciation/depreciation ...........................................     (505,981,445)       241,544,423
--------------------------------------------------------------------------------------------------------------------------------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS ...................................      (81,084,340)       613,975,379
--------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets attributable to operations .............................      (86,417,737)       608,422,161
--------------------------------------------------------------------------------------------------------------------------------
FROM CONTRIBUTIONS AND WITHDRAWALS:
Contributions ............................................................................      451,738,195        546,890,479
Withdrawals ..............................................................................     (897,373,357)      (969,496,108)
--------------------------------------------------------------------------------------------------------------------------------
Decrease in net assets attributable to contributions and withdrawals .....................     (445,635,162)      (422,605,629)
--------------------------------------------------------------------------------------------------------------------------------
(Increase) in accumulated amount retained by Equitable Life in Separate Account No. 4
 (Note 1) ................................................................................         (153,300)          (360,863)
--------------------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS ........................................................     (532,206,199)       185,455,669
NET ASSETS -- BEGINNING OF YEAR ..........................................................    2,643,981,427      2,458,525,758
--------------------------------------------------------------------------------------------------------------------------------
NET ASSETS -- END OF YEAR ................................................................   $2,111,775,228     $2,643,981,427
==============================================================================================================================


See Notes to Financial Statements.

                                     SAI-28

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 4 (POOLED)

OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES




PORTFOLIO OF INVESTMENTS

DECEMBER 31, 1998



-------------------------------------------------------------------------------------
                                                         NUMBER OF        MARKET
                                                           SHARES          VALUE
-------------------------------------------------------------------------------------
COMMON STOCKS:
BASIC MATERIALS
CHEMICALS -- SPECIALTY (0.1%)
Crompton & Knowles Corp. ............................       97,800     $  2,023,238
                                                                       ------------
TOTAL BASIC MATERIALS (0.1%) ........................                     2,023,238
                                                                       ------------
BUSINESS SERVICES
ENVIRONMENTAL CONTROL (3.2%)
United States Filter Corp. * ........................    3,000,000       68,625,000
                                                                       ------------
PRINTING, PUBLISHING & BROADCASTING (1.6%)
CBS Corp. ...........................................    1,000,000       32,750,000
                                                                       ------------
PROFESSIONAL SERVICES (0.1%)
Nielsen Media Research, Inc. ........................      163,100        2,935,800
                                                                       ------------
TRUCKING, SHIPPING (0.2%)
Knightsbridge Tankers Ltd. ..........................      150,000        3,121,875
Marine Transport Corp. * ............................       50,000          112,500
OMI Corp. * .........................................      500,000        1,625,000
                                                                       ------------
                                                                          4,859,375
                                                                       ------------
TOTAL BUSINESS SERVICES (5.1%) ......................                   109,170,175
                                                                       ------------
CAPITAL GOODS
AEROSPACE (0.2%)
Loral Space & Communications Ltd. * .................      250,000        4,453,125
                                                                       ------------
TOTAL CAPITAL GOODS (0.2%) ..........................                     4,453,125
                                                                       ------------
CONSUMER CYCLICALS
AIRLINES (8.6%)
Alaska Air Group, Inc. * ............................      200,000        8,850,000
America West Holdings Corp. (Class B) * .............      350,000        5,950,000
Continental Airlines, Inc. (Class B) * ..............    3,399,997      113,899,900
Northwest Airlines Corp. (Class A) * ................    2,100,000       53,681,250
                                                                       ------------
                                                                        182,381,150
                                                                       ------------
APPAREL, TEXTILE (2.2%)
Nautica Enterprises, Inc. * .........................      114,200        1,713,000
Tommy Hilfiger Corp. * ..............................      650,000       39,000,000
Unifi, Inc. .........................................      200,000        3,912,500
Wolverine World Wide, Inc. ..........................      154,600        2,048,450
                                                                       ------------
                                                                         46,673,950
                                                                       ------------
AUTO RELATED (7.7%)
Budget Group, Inc. * ................................      250,000        3,968,750
Circuit City Stores, Inc. -- CarMax Group * .........      490,200        2,665,462
Dana Corp. ..........................................      300,000       12,262,500


                                     SAI-29

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 4 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES



Portfolio of Investments -- (Continued)
December 31, 1998



-------------------------------------------------------------------------------------
                                                     NUMBER OF        MARKET
                                                       SHARES          VALUE
-------------------------------------------------------------------------------------
Dollar Thrifty Automotive Group, Inc. * .........      841,700     $ 10,836,887
Republic Industries, Inc. * .....................    9,000,000      132,750,000
                                                                   ------------
                                                                    162,483,599
                                                                   ------------
FOOD SERVICES, LODGING (0.9%)
Extended Stay America, Inc. * ...................    1,660,000       17,430,000
Suburban Lodges of America, Inc. * ..............       35,000          286,563
                                                                   ------------
                                                                     17,716,563
                                                                   ------------
HOUSEHOLD FURNITURE, APPLIANCES (1.6%)
Industrie Natuzzi Spa (ADR) .....................    1,011,000       25,148,625
Newell Co. ......................................      200,000        8,250,000
                                                                   ------------
                                                                     33,398,625
                                                                   ------------
LEISURE RELATED (9.0%)
Carnival Corp. ..................................    2,000,000       96,000,000
Cendant Corporation * ...........................      506,000        9,645,625
Mirage Resorts, Inc. * ..........................      707,600       10,569,771
Royal Caribbean Cruises Ltd. ....................    2,000,000       74,000,000
                                                                   ------------
                                                                    190,215,396
                                                                   ------------
RETAIL -- GENERAL (1.0%)
Circuit City Stores-Circuit City Group ..........       76,500        3,820,219
Dickson Concepts International, Inc. ............      357,000          276,473
Genesis Direct, Inc. * ..........................      215,000        1,679,688
Limited, Inc. ...................................      100,000        2,912,500
Tandy Corp. .....................................       50,000        2,059,375
Tiffany & Co. ...................................      200,000       10,375,000
                                                                   ------------
                                                                     21,123,255
                                                                   ------------
TOTAL CONSUMER CYCLICALS (31.0%) ................                   653,992,538
                                                                   ------------
CONSUMER NONCYCLICALS
DRUGS (2.5%)
Geltex Pharmaceuticals, Inc. * ..................      700,000       15,837,500
MedImmune, Inc. * ...............................      361,600       35,956,600
                                                                   ------------
                                                                     51,794,100
                                                                   ------------
FOODS (0.3%)
Tysons Foods, Inc. ..............................      350,000        7,437,500
                                                                   ------------
HOSPITAL SUPPLIES & SERVICES (1.3%)
HEALTHSOUTH Corp. * .............................    1,800,000       27,787,500
                                                                   ------------
TOTAL CONSUMER NONCYCLICALS (4.1%) ..............                    87,019,100
                                                                   ------------


                                     SAI-30

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 4 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES



Portfolio of Investments -- (Continued)
December 31, 1998



-------------------------------------------------------------------------------------
                                                             NUMBER OF        MARKET
                                                               SHARES          VALUE
-------------------------------------------------------------------------------------
CREDIT-SENSITIVE
BANKS (0.8%)
Citigroup, Inc. .........................................      300,000     $ 14,850,000
Washington Mutual, Inc. .................................       84,000        3,207,750
                                                                           ------------
                                                                             18,057,750
                                                                           ------------
FINANCIAL SERVICES (13.8%)
Edwards (A.G.), Inc. ....................................      760,000       28,310,000
Legg Mason, Inc. ........................................    2,500,000       78,906,250
MBNA Corp. ..............................................    6,900,000      172,068,750
Newcourt Credit Group, Inc. .............................      100,000        3,493,750
PMI Group, Inc. .........................................      200,000        9,875,000
                                                                           ------------
                                                                            292,653,750
                                                                           ------------
INSURANCE (8.9%)
Ace Ltd. ................................................      100,000        3,443,750
CNA Financial Corp. * ...................................    3,530,100      142,086,525
IPC Holdings Ltd. .......................................      207,400        4,809,088
NAC Re Corp. ............................................      600,000       28,162,500
Travelers Property Casualty (Class A) ...................      300,000        9,300,000
                                                                           ------------
                                                                            187,801,863
                                                                           ------------
REAL ESTATE (0.1%)
Excel Legacy Corp. * ....................................      140,000          560,000
Prime Retail, Inc. ......................................       60,000          588,750
                                                                           ------------
                                                                              1,148,750
                                                                           ------------
UTILITY -- ELECTRIC (0.1%)
AES Corp. * .............................................       30,000        1,421,250
                                                                           ------------
UTILITY -- TELEPHONE (7.0%)
Embratel Participacoes (ADR) * ..........................      220,000        3,066,250
Tele Celular Sul Participacoes (ADR) * ..................       22,000          383,625
Tele Centro Oeste Celular Participacoes (ADR) * .........       73,333          215,416
Tele Centro Sul Participacoes (ADR) * ...................       44,000        1,839,750
Tele Leste Celular Participacoes (ADR) * ................        4,400          124,850
Telemig Celular Participacoes (ADR) * ...................       11,000          233,750
Tele Nordeste Celular Participacoes (ADR) * .............       11,000          203,500
Tele Norte Celular Participacoes (ADR) * ................        4,400           99,275
Tele Norte Leste Participacoes (ADR) * ..................      220,000        2,736,250
Telephone & Data Systems, Inc. ..........................    2,930,000      131,666,875
Telesp Celular Participacoes (ADR) * ....................       88,000        1,540,000
Telesp Participacoes S.A. (ADR) * .......................      220,000        4,867,500
Tele Sudeste Celular Participacoes (ADR) * ..............       44,000          910,250
                                                                           ------------
                                                                            147,887,291
                                                                           ------------
TOTAL CREDIT-SENSITIVE (30.7%) ..........................                  $648,970,654
                                                                           ------------


                                     SAI-31

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 4 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES



Portfolio of Investments -- (Continued)
December 31, 1998



-----------------------------------------------------------------------------------------
                                                               NUMBER OF        MARKET
                                                                 SHARES          VALUE
-----------------------------------------------------------------------------------------
ENERGY
OIL -- DOMESTIC (0.4%)
Kerr McGee Corp. ..........................................      220,000     $  8,415,000
                                                                             ------------
OIL -- INTERNATIONAL (0.1%)
IRI International Corporation * ...........................      305,000        1,220,000
                                                                             ------------
OIL -- SUPPLIES & CONSTRUCTION (4.9%)
BJ Services Co. * .........................................      440,000        6,875,000
Halliburton Co. ...........................................    1,000,000       29,625,000
Lukoil Holdings -- Spons (ADR) ............................       15,000          232,520
Lukoil Holdings -- Spons (ADR) (Preferred Shares) .........       40,000          134,684
Noble Drilling Corp. * ....................................    2,200,000       28,462,500
Oceaneering International, Inc. * .........................      300,000        4,500,000
Parker Drilling Corp. * ...................................    3,756,100       11,972,569
Rowan Cos., Inc. * ........................................    1,684,800       16,848,000
Stolt Comex Seaway S.A. * .................................       14,000           94,500
Stolt Comex Seaway S.A. (ADR) (Class A) * .................      880,000        4,950,000
                                                                             ------------
                                                                              103,694,773
                                                                             ------------
TOTAL ENERGY (5.4%) .......................................                   113,329,773
                                                                             ------------
TECHNOLOGY
ELECTRONICS (8.8%)
Altera Corp. * ............................................      460,000       28,002,500
Cisco Systems, Inc. * .....................................      400,000       37,125,000
DBT Online, Inc. * ........................................      160,000        3,990,000
Micron Technology, Inc. * .................................      300,000       15,168,750
Motorola, Inc. ............................................       50,000        3,053,125
Network Associates, Inc. * ................................      550,000       36,437,500
Sanmina Corp. * ...........................................      305,600       19,100,000
Sterling Commerce, Inc. * .................................      250,000       11,250,000
Xilinx, Inc. * ............................................      479,300       31,214,413
                                                                             ------------
                                                                              185,341,288
                                                                             ------------
OFFICE EQUIPMENT SERVICES (3.4%)
First Data Corp. ..........................................      600,000       19,012,500
HBO & Co. .................................................    1,752,500       50,274,844
Novell, Inc. * ............................................      100,000        1,812,500
                                                                             ------------
                                                                               71,099,844
                                                                             ------------
TELECOMMUNICATIONS (10.6%)
American Satellite Network -- Rights * ....................       70,000                0
Esprit Telecom Group PLC (ADR) * ..........................       50,000        2,337,500
Global TeleSystems Group, Inc. * ..........................    1,290,000       71,917,500


                                     SAI-32

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 4 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES



Portfolio of Investments -- (Concluded)
December 31, 1998



-------------------------------------------------------------------------------------------------------------
                                                                             NUMBER OF          MARKET
                                                                               SHARES            VALUE
-------------------------------------------------------------------------------------------------------------
Millicom International Cellular S.A. * ..................................    1,550,000      $   54,056,250
NTL Incorporated * ......................................................      100,000           5,643,750
United States Cellular Corp. * ..........................................    2,345,000          89,110,000
                                                                                            --------------
                                                                                               223,065,000
                                                                                            --------------
TOTAL TECHNOLOGY (22.8%) ................................................                      479,506,132
                                                                                            --------------
TOTAL COMMON STOCKS (99.4%)
 (Cost $1,914,414,699)...................................................                    2,098,464,735
                                                                                            --------------
PREFERRED STOCKS:
CONSUMER CYCLICALS
AIRLINES (0.0%)
Continental Airlines Financial Trust
 8.5% Conv. .............................................................       13,500             934,875
                                                                                            --------------
TOTAL CONSUMER CYCLICALS (0.0%) .........................................                          934,875
                                                                                            --------------
TOTAL PREFERRED STOCKS (0.0%)
 (Cost $841,125).........................................................                          934,875
                                                                                            --------------
PARTICIPATION IN SEPARATE ACCOUNT NO. 2A,
 at amortized cost, which approximates
 market value, equivalent to 8,358 units
 at $285.54 each (0.1%)..................................................                        2,386,642
                                                                                            --------------
TOTAL INVESTMENTS (99.5%)
 (Cost $1,917,642,466)...................................................                    2,101,786,252
OTHER ASSETS LESS LIABILITIES (0.5%) ....................................                       11,260,934
AMOUNTS RETAINED BY EQUITABLE LIFE IN
 SEPARATE ACCOUNT NO. 4 (0.0%) (NOTE 1) .................................                       (1,271,958)
                                                                                            --------------
NET ASSETS (100.0%) .....................................................                   $2,111,775,228
                                                                                            ==============
Reserves attributable to participants' accumulations ....................                    2,072,991,897
Reserves and other contract liabilities attributable to annuity benefits                        38,783,331
                                                                                            --------------
NET ASSETS ..............................................................                   $2,111,775,228
                                                                                            ==============


----------
* Non-income producing.


See Notes to Financial Statements.

                                     SAI-33

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 4 (POOLED)
of The Equitable Life Assurance Society of the United States
Notes to Financial Statements

1. Separate Account No. 4 (Pooled) (the Alliance Growth Equity Fund) (the Fund) of The Equitable Life Assurance Society of the United States (Equitable
   Life), a wholly-owned subsidiary of The Equitable Life Companies Incorporated, was established in conformity with the New York State Insurance Law. Pursuant to such law, to the extent provided in the applicable contracts, the net assets in the Fund are not chargeable with liabilities arising out of any other business of Equitable Life. The excess of assets over reserves and other contract liabilities amounting to $1,271,958 as shown in the Statement of Assets and Liabilities in Separate Account No. 4 may be transferred to Equitable Life's General Account.
   These financial statements reflect the total net assets and results of operations for Separate Account No. 4. The American Dental Association Members Retirement Program is one of the many contract owners participating in this Fund.

   Interests of retirement and investment plans for Equitable Life employees, managers, and agents in Separate Account No. 4 aggregated $323,953,589 (15.3%), at December 31, 1998 and $384,471,790 (14.5%), at December 31,
   1997, of the net assets in the Fund.

   Equitable Life is the investment manager for the Fund. Alliance Capital Management L.P. (Alliance) serves as the investment adviser to Equitable Life with respect to the management of the Fund. Alliance is a publicly-traded limited partnership which is indirectly majority-owned by Equitable Life.

   Equitable Life and Alliance seek to obtain the best price and execution of all orders placed for the Fund considering all circumstances. In addition to using brokers and dealers to execute portfolio security transactions for accounts under their management, Equitable Life and Alliance may also enter into other types of business and securities transactions with brokers and dealers, which will be unrelated to allocation of the Fund's portfolio transactions.

   The accompanying financial statements are prepared in conformity with generally accepted accounting principles (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


2. Security transactions are recorded on the trade date. Amortized cost of debt securities consists of cost adjusted, where applicable, for amortization of premium or accretion of discount. Dividend income is recorded on the ex-dividend date; interest income (including amortization of premium and discount on securities using the effective yield method) is accrued daily.


   Realized gains and losses on the sale of investments are computed on the basis of the identified cost of the related investments sold.

   Transactions denominated in foreign currencies are recorded at the rate prevailing at the date of such transactions. Asset and liability accounts that are denominated in a foreign currency are adjusted to reflect the current exchange rate at the end of the period. Transaction gains or losses resulting from changes in the exchange rate during the reporting period or upon settlement of the foreign currency transactions are reflected under "Realized and Unrealized Gain (Loss) on Investments" in the Statements of Operations and Changes in Net Assets.

   Equitable Life's internal short-term investment account, Separate Account No. 2A, was established to provide a more flexible and efficient vehicle to combine and invest temporary cash positions of certain eligible accounts



                                     SAI-34

--------------------------------------------------------------------------------

   (Participating Funds) under Equitable Life's management. Separate Account No. 2A invests in debt securities maturing in sixty days or less from the date of acquisition. At December 31, 1998, the amortized cost of investments held in Separate Account No. 2A consist of the following:






---------------------------------------------------------------------------------------------
                                                                   AMORTIZED COST       %
---------------------------------------------------------------------------------------------

Commercial Paper, 5.10% - 5.35% due 01/04/99 through 02/18/99   $ 230,335,099       97.7%
U.S. Government Agency, 4.28% due 01/04/99 ...................      5,198,145        2.2
---------------------------------------------------------------------------------------------
Total Investments ............................................    235,533,244       99.9
Other Assets less Liabilities ................................        215,649        0.1
---------------------------------------------------------------------------------------------
Net Assets of Separate Account No. 2A ........................  $ 235,748,893      100.0%
=============================================================================================
Units Outstanding ............................................        825,639
Unit Value ...................................................  $      285.54
---------------------------------------------------------------------------------------------




Participating Funds purchase or redeem units depending on each participating account's excess cash availability or cash needs to meet its liabilities. Separate Account No. 2A is not subject to investment management fees. Separate Account No. 2A is valued daily at amortized cost, which approximates market value.

For 1998 and 1997, investment security transactions, excluding short-term debt securities, were as follows:




--------------------------------------------------------------------------------------
                                                       COST OF         NET PROCEEDS
                                                      PURCHASES          OF SALES
--------------------------------------------------------------------------------------
Stocks and long-term corporate debt securities:
    1998 ........................................  $1,692,067,102    $2,151,023,546
    1997 ........................................   1,569,991,103     1,988,739,298
  U.S. Government obligations:
    1998 ........................................              --                --
    1997 ........................................              --                --
-------------------------------------------------  --------------    --------------



3. Investment securities are valued as follows:

   Stocks listed on national securities exchanges and certain over-the-counter issues traded on the National Association of Securities Dealers, Inc. Automated Quotation (NASDAQ) national market system are valued at the last sale price, or, if no sale, at the latest available bid price.

   Foreign securities not traded directly, or in American Depository Receipt
   (ADR) form in the United States, are valued at the last sale price in the local currency on an exchange in the country of origin. Foreign currency is converted into its U.S. dollar equivalent at current exchange rates.

   United States Treasury securities and other obligations issued or guaranteed by the United States Government, its agencies or instrumentalities are valued at representative quoted prices.

   Long-term publicly traded corporate bonds are valued at prices obtained from a bond pricing service of a major dealer in bonds when such prices are available; however, in circumstances where Equitable Life and Alliance deem it appropriate to do so, an over-the-counter or exchange quotation may be used.

   Convertible preferred stocks listed on national securities exchanges are valued at their last sale price or, if there is no sale, at the latest available bid price.

   Convertible bonds and unlisted convertible preferred stock are valued at bid prices obtained from one or more


                                     SAI-35

--------------------------------------------------------------------------------

   major dealers in such securities; where there is a discrepancy between dealers, values may be adjusted based on recent premium spreads to the underlying common stock.

   Other assets that do not have a readily available market price are valued at fair value as determined in good faith by Equitable Life's Investment officers.

   Separate Account No. 2A is valued daily at amortized cost, which approximates market value. Short-term debt securities purchased directly by the Funds which mature in 60 days or less are valued at amortized cost. Short-term debt securities which mature in more than 60 days are valued at representative quoted prices.


4. Charges and fees are deducted in accordance with the terms of the various contracts which participate in the Fund. With respect to the American Dental Association Members Retirement Program, these expenses consist of investment management and accounting fees, program expense charge, direct expenses and record maintenance and report fees. These charges and fees are paid to Equitable Life by the Fund and are recorded as expenses in the accompanying Statements of Operations and Changes in Net Assets.


5. No Federal income tax based on net income or realized and unrealized capital gains was applicable to contracts participating in the Fund for the two years ended December 31, 1998, by reason of applicable provisions of the Internal Revenue Code and no Federal income tax payable by Equitable Life for such years will affect such contracts. Accordingly, no Federal income tax provision is required.



                                     SAI-36

--------------------------------------------------------------------------------

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors of
The Equitable Life Assurance Society of the United States and the Contractowners of Separate Account Nos. 191 and 200 of The Equitable Life Assurance Society of the United States


In our opinion, the accompanying statements of assets and liabilities and the related statements of operations and changes in net assets and the selected per unit data (included under Condensed Financial Information in the prospectus of the American Dental Association Members Retirement Program) present fairly, in all material respects, the financial position of Separate Account Nos. 191 (The ADA Foreign Fund) and 200 (The Aggressive Equity Fund) of The Equitable Life Assurance Society of the United States ("Equitable Life") at December 31, 1998 and each of their results of operations, changes in net assets and the selected per unit data for the periods presented, in conformity with generally accepted accounting principles. These financial statements and the selected per unit data (hereafter referred to as "financial statements") are the responsibility of Equitable Life's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of shares owned in the underlying mutual funds with the transfer agents at December 31, 1998, provide a reasonable basis for the opinion expressed above.


PricewaterhouseCoopers LLP
New York, New York
February 8, 1999


                                     SAI-37

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 191 (THE ADA FOREIGN FUND)

OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Statement of Assets and Liabilities
December 31, 1998



---------------------------------------------------------------------------------------------------------
ASSETS:
Investments in 8,630,307 shares of The Templeton Foreign Fund-at value (cost:                 $72,408,277
  $85,393,687) (Notes 2 and 5)
Receivable from Equitable Life's General Account .........................................         22,652
---------------------------------------------------------------------------------------------------------
 Total assets ............................................................................     72,430,929
---------------------------------------------------------------------------------------------------------
LIABILITIES:
Accrued expenses .........................................................................         21,739
---------------------------------------------------------------------------------------------------------
NET ASSETS ...............................................................................    $72,409,190
=========================================================================================================


See Notes to Financial Statements.

















                                     SAI-38

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 191
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Statements of Operations and Changes in Net Assets



----------------------------------------------------------------------------------------------------------------------
                                                                                         YEAR ENDED DECEMBER 31,
                                                                                          1998               1997
----------------------------------------------------------------------------------------------------------------------
FROM OPERATIONS:
INVESTMENT INCOME (NOTE 2):
Dividends from The Templeton Foreign Fund .......................................    $   2,885,583      $   3,560,402
EXPENSES (NOTE 3) ...............................................................         (617,996)          (728,241)
----------------------------------------------------------------------------------------------------------------------
NET INVESTMENT INCOME ...........................................................        2,267,587          2,832,161
----------------------------------------------------------------------------------------------------------------------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (NOTE 2):
Realized gain from share transactions ...........................................          144,211          2,744,671
Realized gain distribution from The Templeton Foreign Fund ......................        5,217,767          6,676,061
----------------------------------------------------------------------------------------------------------------------
Net realized gain ...............................................................        5,361,978          9,420,732
----------------------------------------------------------------------------------------------------------------------
Unrealized appreciation (depreciation) of investments:
 Beginning of year ..............................................................         (666,878)         6,356,719
 End of year ....................................................................      (12,985,410)          (666,878)
----------------------------------------------------------------------------------------------------------------------
Change in unrealized appreciation/depreciation ..................................      (12,318,532)        (7,023,597)
----------------------------------------------------------------------------------------------------------------------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS ..........................       (6,956,554)         2,397,135
----------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets attributable to operations ....................       (4,688,967)         5,229,296
----------------------------------------------------------------------------------------------------------------------
FROM CONTRIBUTIONS AND WITHDRAWALS:
Contributions ...................................................................       26,640,883         38,090,547
Withdrawals .....................................................................      (40,991,665)       (36,262,553)
----------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets attributable to contributions and withdrawals .      (14,350,782)         1,827,994
----------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS ...............................................      (19,039,749)         7,057,290
NET ASSETS -- BEGINNING OF YEAR .................................................       91,448,939         84,391,649
----------------------------------------------------------------------------------------------------------------------
NET ASSETS -- END OF YEAR .......................................................    $  72,409,190      $  91,448,939
======================================================================================================================


See Notes to Financial Statements.

                                     SAI-39

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 200 (THE AGGRESSIVE EQUITY FUND)

OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Statement of Assets and Liabilities
December 31, 1998



ASSETS:
Investments in 3,781,973 shares of The MFS Emerging Growth Fund-at value (cost:               $168,676,010
  $127,905,830) (Notes 2 and 5)
-----------------------------------------------------------------------------------------------------------
LIABILITIES:
Due to Equitable Life's General Account ..................................................          86,873
Accrued expenses .........................................................................          53,401
----------------------------------------------------------------------------------------------------------
  Total liabilities ......................................................................         140,274
-----------------------------------------------------------------------------------------------------------
NET ASSETS ...............................................................................    $168,535,736
===========================================================================================================


See Notes to Financial Statements.















                                     SAI-40

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 200

OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Statements of Operations and Changes in Net Assets



----------------------------------------------------------------------------------------------------------------
                                                                                  YEAR ENDED DECEMBER 31,
                                                                                   1998              1997
----------------------------------------------------------------------------------------------------------------
FROM OPERATIONS:
INVESTMENT INCOME (NOTE 2):
Dividends from The MFS Emerging Growth Fund) .............................    $          --     $     284,428
EXPENSES (NOTE 3) ........................................................       (1,051,546)         (917,559)
----------------------------------------------------------------------------------------------------------------
NET INVESTMENT LOSS ......................................................       (1,051,546)         (633,131)
----------------------------------------------------------------------------------------------------------------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (NOTE 2):
Realized Gain from share transactions ....................................       11,884,764         6,567,717
Realized Gain Distribution from MFS Emerging Growth Fund .................        1,516,183           957,567
----------------------------------------------------------------------------------------------------------------
Net realized gain ........................................................       13,400,947         7,525,284
----------------------------------------------------------------------------------------------------------------
Unrealized Appreciation (depreciation) of investments:
 Beginning of year .......................................................       22,776,991         8,095,974
 End of year .............................................................       40,770,180        22,776,991
----------------------------------------------------------------------------------------------------------------
Change in unrealized appreciation/depreciation of investments ............       17,993,189        14,681,017
----------------------------------------------------------------------------------------------------------------
NET REALIZED AND UNREALIZED GAIN ON INVESTMENTS ..........................       31,394,136        22,206,301
----------------------------------------------------------------------------------------------------------------
Increase in net assets attributable to operations ........................       30,342,590        21,573,170
----------------------------------------------------------------------------------------------------------------
FROM CONTRIBUTIONS AND WITHDRAWALS:
Contributions ............................................................       74,479,930        60,381,603
Withdrawals ..............................................................      (69,570,667)      (57,127,117)
----------------------------------------------------------------------------------------------------------------
Increase in net assets attributable to contributions and withdrawals .....        4,909,263         3,254,486
----------------------------------------------------------------------------------------------------------------
INCREASE IN NET ASSETS ...................................................       35,251,853        24,827,656
NET ASSETS -- BEGINNING OF YEAR ..........................................      133,283,883       108,456,227
----------------------------------------------------------------------------------------------------------------
NET ASSETS -- END OF YEAR ................................................    $ 168,535,736     $ 133,283,883
================================================================================================================


See Notes to Financial Statements.

                                     SAI-41

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NOS. 191 AND 200
of The Equitable Life Assurance Society of the United States Notes to Financial Statements

1. Separate Account Nos. 191 (the ADA Foreign Fund) and 200 (the Aggressive Equity Fund) (the Funds) of The Equitable Life Assurance Society of the United States (Equitable Life), a wholly-owned subsidiary of The Equitable Companies Incorporated, were established in conformity with the New York State Insurance Law. Pursuant to such law, to the extent provided in the applicable contracts, the net assets in the Funds are not chargeable with liabilities arising out of any other business of Equitable Life.


   Equitable Life is the investment manager for the Funds.

   The accompanying financial statements are prepared in conformity with generally accepted accounting principles (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


   Separate Account No. 191 invests 100% of its assets in shares of the Templeton Foreign Fund, a series of Templeton Funds, Inc., which is registered under the Investment Company Act of 1940 as an open-end management investment company. The investment manager of the Templeton Foreign Fund is Templeton Global Advisors Ltd., an indirect wholly-owned subsidiary of Franklin Resources, Inc.

   Separate Account No. 200 invests 100% of its assets in Class A shares of the MFS Emerging Growth Fund, a series of MFS Series Trust II, which was organized as a Massachusetts business trust and is registered under the 1940 Act as an open-end management investment company. The investment adviser of the MFS Emerging Growth Fund is Massachusetts Financial Services.


2. Realized gains and losses on investments include gains and losses on redemptions of the underlying fund's shares (determined on the identified cost basis) and capital gain distributions from the underlying funds. Dividends and realized gain distributions from underlying funds are recorded on ex-date.


   Investments in the Templeton Foreign Fund and MFS Emerging Growth Fund are valued at the underlying mutual fund's net asset value per share.


3. Charges and fees relating to the Funds are deducted in accordance with the terms of the contracts issued by Equitable Life to the Trusts. With respect to the American Dental Association Members Retirement Program, these expenses consist of program expense charges, direct expenses and record maintenance and report fees. These charges and fees are paid to Equitable Life by the Funds and are recorded as expenses in the accompanying Statements of Operations and Changes in Net Assets.


4. No Federal income tax was applicable to contracts participating in the Funds, by reason of applicable provisions of the Internal Revenue Code and no Federal Income tax payable by Equitable Life will affect such contracts. Accordingly, no Federal income tax provision is required.



                                     SAI-42

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 30 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Report of Independent Accountants


The Equitable Life Assurance Society of the United States:


In our opinion, the accompanying statements of assets and liabilities and the related statements of operations and changes in net assets and of cash flows present fairly, in all material respects, the financial position of Separate Account No. 30 of The Equitable Life Assurance Society of the United States (the Account) as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Account's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The selected per unit information (appearing under "Condensed Finanical Information" in the Prospectus) is presented for the purpose of satisfying regulatory reporting requirements and is not a required part of the basic financial statements. Such selected per unit information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects in relation to the financial statements taken as a whole.


PricewaterhouseCoopers LLP

Atlanta, Georgia
February 12, 1999

                                     SAI-43

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 30 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Statements of Assets and Liabilities



---------------------------------------------------------------------------------------------------------------------------
                                                                                                     DECEMBER 31,
                                                                                                  1998            1997
---------------------------------------------------------------------------------------------------------------------------
ASSETS:
Investments (Notes 2 and 3):
 Participation in Prime Property Fund at value, equivalent to 1,021 units at $8,444.24 for
  1998 (cost: $5,253,222) and 1,019 units at $7,110.90 for 1997 (cost: $5,061,099) .......    $8,618,436      $7,242,580
 Participation in Separate Account No. 2A, at amortized cost which approximates market value, equivalent to 3,862 units at $285.54 for 1998 and 4,327 units at $270.27 for
  1997 ...................................................................................     1,102,846       1,169,370
Cash .....................................................................................        31,104          33,289
---------------------------------------------------------------------------------------------------------------------------
 Total Assets ............................................................................     9,752,386       8,445,239
---------------------------------------------------------------------------------------------------------------------------
LIABILITIES:
Accrued expenses .........................................................................        16,233          23,669
---------------------------------------------------------------------------------------------------------------------------
 Total Liabilities .......................................................................        16,233          23,669
---------------------------------------------------------------------------------------------------------------------------
NET ASSETS ...............................................................................    $9,736,153      $8,421,570
===========================================================================================================================




See Notes to Financial Statements.









                                     SAI-44

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 30 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Statements of Operations and Changes in Net Assets



-------------------------------------------------------------------------------------------------------------------

                                                                                      YEAR ENDED DECEMBER 31,
                                                                                       1998              1997
-------------------------------------------------------------------------------------------------------------------
FROM OPERATIONS:
Investment Income (Note 2):
Interest income ..............................................................    $     48,476      $     74,636
Expenses (Note 4) ............................................................        (170,394)         (170,738)
-------------------------------------------------------------------------------------------------------------------
Net Investment Loss ..........................................................        (121,918)          (96,102)
-------------------------------------------------------------------------------------------------------------------
Realized and Unrealized Gain on Investments (Note 2):
 Realized gain from redemption of Prime Property Fund units ..................         192,123           143,631
Unrealized appreciation of Prime Property Fund Units: ........................
 January 1 ...................................................................       2,181,481         1,395,484
 December 31 .................................................................       3,365,214         2,181,481
-------------------------------------------------------------------------------------------------------------------
Unrealized appreciation ......................................................       1,183,733           785,997
Net Realized and Unrealized Gain on Investments ..............................       1,375,856           929,628
-------------------------------------------------------------------------------------------------------------------
Increase in net assets attributable to operations ............................       1,253,938           833,526
-------------------------------------------------------------------------------------------------------------------
FROM ALLOCATIONS AND WITHDRAWALS:
Allocations ..................................................................       1,317,853           643,214
Withdrawals ..................................................................      (1,257,208)       (1,511,541)
-------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets attributable to allocations and withdrawals           60,645          (868,327)
-------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS ............................................       1,314,583           (34,801)
NET ASSETS -- JANUARY 1 ......................................................       8,421,570         8,456,371
-------------------------------------------------------------------------------------------------------------------
NET ASSETS -- DECEMBER 31 ....................................................    $  9,736,153      $  8,421,570
===================================================================================================================




See Notes to Financial Statements.

                                     SAI-45

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 30 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Statements of Cash Flows



----------------------------------------------------------------------------------------------------------------------------
                                                                                                 YEAR ENDED DECEMBER 31,
                                                                                                  1998              1997
----------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
Net Investment Loss ......................................................................    $   (121,918)    $    (96,102)
----------------------------------------------------------------------------------------------------------------------------
Adjustments to reconcile net investment loss to net cash flow used in operating activities:
 Increase (decrease) in accrued expenses .................................................          (7,436)           1,975
----------------------------------------------------------------------------------------------------------------------------
 Total adjustments .......................................................................          (7,436)           1,975
----------------------------------------------------------------------------------------------------------------------------
 Net cash flow used in operating activities ..............................................        (129,354)         (94,127)
----------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
 Purchase of Units -- Prime Property Fund ................................................        (500,000)              --
 Redemption of units -- Prime Property Fund ..............................................         500,000          550,000
----------------------------------------------------------------------------------------------------------------------------
 Net cash flow provided by investing activities ..........................................              --          550,000
----------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
 Allocations .............................................................................       1,317,853          643,214
 Withdrawals .............................................................................      (1,257,208)      (1,511,541)
----------------------------------------------------------------------------------------------------------------------------
 Net cash flow provided by (used in) financing activities ................................          60,645         (868,327)
----------------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS ...............................         (68,709)        (412,454)
CASH AND SHORT-TERM INVESTMENTS -- JANUARY 1 .............................................       1,202,659        1,615,113
----------------------------------------------------------------------------------------------------------------------------
CASH AND SHORT-TERM INVESTMENTS -- DECEMBER 31 ...........................................    $  1,133,950     $  1,202,659
============================================================================================================================




See Notes to Financial Statements.







                                     SAI-46

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 30 (POOLED)
of The Equitable Life Assurance Society of The United States Notes to the Financial Statements

1. Separate Account No. 30 (the Account) was established as a separate account of The Equitable Life Assurance Society of the United States (Equitable), in conformity with the New York State Insurance Law. Pursuant to such law, the net assets in the Account are not chargeable with liabilities arising out of any other business of Equitable. Equitable engaged Lend Lease Real Estate Investments, Inc. to act as investment manager for the Account.

   On July 13, 1998, Lend Lease Corporation Limited changed the name of its wholly-owned subsidiary, ERE Yarmouth, Inc., to Lend Lease Real Estate Investments, Inc. ("Lend Lease" or "Management"). Lend Lease continues to manage the Account for the Plan.


2. The Account participates primarily in Equitable's Prime Property Fund by purchasing or redeeming units on the date Prime Property Fund units are valued. Prime Property Fund invests in real estate as discussed in the accompanying financial statements of Prime Property Fund.

   The change in value of Prime Property Fund units owned by the Account is recorded as unrealized appreciation (depreciation). Prime Property Fund's unit value changes as a result of both investment income and increases and decreases in investment value. In determining realized gains or losses from the redemption of Prime Property Fund units, the cost of units sold is recorded on a first-in, first-out basis.

   The Account participates in Equitable's Separate Account No. 2A by purchasing or redeeming units, depending on the Account's excess cash availability or need for cash to meet Account liabilities or withdrawals. The investments of Separate Account No. 2A consist of debt securities which mature or can be liquidated in sixty days or less from the date of acquisition. Short-term debt securities may also be purchased directly by the Account. Interest income is recorded when earned and expenses are recognized when incurred.

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income, expenses, and unrealized gains (losses) during the reporting period. Actual results could differ from those estimates.


3. Investments are valued as follows:

   The Account's participation in Prime Property Fund is valued as of the last business day of the month based upon the number of units held and the unit value of Prime Property Fund. Investments held by Prime Property Fund are valued as disclosed in Note B2 of the financial statements of Prime Property Fund.

   Separate Account No. 2A is primarily valued at amortized cost which approximates market value.


4. Expense charges are made in accordance with the terms of the contracts participating in the Account.


5. In the Statements of Cash Flows, the Account considers short-term investments to be cash equivalents.


6. No federal income tax based on net investment income or realized and unrealized gains was applicable to contracts participating in the Account by reason of applicable sections of the Internal Revenue Code, and no federal income tax payable by Equitable will affect the contracts.



                                     SAI-47

--------------------------------------------------------------------------------

7. The ability of a client to withdraw funds from the Account is subject to the availability of cash arising from net investment income, allocations and the redemption of units in Prime Property Fund. To the extent that withdrawal requests exceed such available cash, Management has uniform procedures to provide for cash payments. As of December 31, 1998, the Account is fulfilling withdrawal requests on a current basis.


8. These financial statements should be read in conjunction with the financial statements of Prime Property Fund.



                                     SAI-48

--------------------------------------------------------------------------------

                       REPORT OF INDEPENDENT ACCOUNTANTS


The Equitable Life Assurance Society of the United States:


In our opinion, the accompanying statements of assets and liabilities and the related statements of operations and changes in net assets and of cash flows present fairly, in all material respects, the financial position of Prime Property Fund of The Equitable Life Assurance Society of the United States (the Account) at December 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Account's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary financial information (consisting of Schedule X and Sechedule XII) of the Account for the years ended December 31, 1998 and 1997 included in the Statement of Additional Information, is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.



PricewaterhouseCoopers LLP


Atlanta, Georgia
February 12, 1999

                                     SAI-49

--------------------------------------------------------------------------------

                      STATEMENT OF INDEPENDENT APPRAISERS


Prior to the fourth quarter of 1998, Lend Lease Real Estate Investments, Inc. (Lend Lease) staff appraisers and independent fee appraisers made quarterly market value estimates of all properties in Prime Property Fund. Beginning with the fourth quarter, all market value estimates are made by independent third party appraisers. During the first three quarters of 1998, those appraisals completed by Lend Lease staff were independently reviewed by PricewaterhouseCoopers LLP, Arthur Andersen LLP, and Landauer Real Estate Counselors. Based on our review and analysis, we concur with the value estimates on properties prepared by Lend Lease staff as of the calendar quarter during which we conducted our review.


We have had the full co-operation of Lend Lease with complete and unrestricted access to all underlying documents including leases, operating agreements, budgets and partnership joint venture agreements. We have, where in our opinion deemed appropriate, independently researched the market for additional data and performed supplemental analysis to complete our review.

Our review has been made in conformity with and subject to the Code of Professional Ethics and the Uniform Standards of Professional Appraisal Practice of the Appraisal Institute.


PricewaterhouseCoopers LLP
Arthur Andersen LLP
Landauer Real Estate Counselors

December 31, 1998


                                     SAI-50

--------------------------------------------------------------------------------

STATEMENTS OF ASSETS AND LIABILITIES



                                                                            DECEMBER 31,
                                                                -------------------------------------
                                                                       1998                1997
------------------------------------------------------------------------------------------------------
ASSETS:
Real estate investments at value (Notes B and C):
 Properties                                                      $2,650,035,000      $2,585,820,000
 Partnership equities and related mortgage loans receivable         458,805,914         394,696,810
 Mortgage loans receivable                                          178,800,000         191,830,000
 Investment in REIT stock                                                    --          57,488,432
------------------------------------------------------------------------------------------------------
Total real estate investments at value                            3,287,640,914       3,229,835,242
Cash and short-term investments (Notes B and C)                      20,000,143          45,737,619
Accrued investment income                                            52,194,434          40,831,682
Prepaid real estate expenses and taxes                                3,291,073           7,189,583
Other assets                                                         11,648,878          12,925,228
------------------------------------------------------------------------------------------------------
 TOTAL ASSETS                                                     3,374,775,442       3,336,519,354
------------------------------------------------------------------------------------------------------
LIABILITIES:
Mortgage loans payable (Note D)                                     410,001,245         346,784,929
Notes payable (Note D)                                              487,204,169         296,698,644
Accrued real estate expenses and taxes                               42,279,908          41,463,134
Accrued asset management fees and other liabilities                  27,734,613          25,587,914
Accrued capital expenditures                                         18,974,050          18,590,824
Accrued interest                                                     10,422,446           8,846,253
------------------------------------------------------------------------------------------------------
 TOTAL LIABILITIES                                                  996,616,431         737,971,698
------------------------------------------------------------------------------------------------------
NET ASSETS                                                       $2,378,159,011      $2,598,547,656
------------------------------------------------------------------------------------------------------



See notes to Financial Statements

                                     SAI-51

--------------------------------------------------------------------------------

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS




                                                                             YEAR ENDED DECEMBER 31,
                                                                      -------------------------------------
                                                                             1998                1997
------------------------------------------------------------------------------------------------------------
FROM INVESTMENT ACTIVITIES:
Investment income (Notes B and C):
 Rental income from real estate properties                             $  382,219,611      $  395,492,363
 Income from partnership operations and interest from related
  mortgage loans receivable                                                29,167,339          32,399,826
 Interest from mortgage loans receivable                                   13,401,412          14,965,016
 Interest from short-term investments                                       7,706,114          10,979,312
 Other                                                                      4,588,412           2,169,203
------------------------------------------------------------------------------------------------------------
 Total                                                                    437,082,888         456,005,720
------------------------------------------------------------------------------------------------------------
Expenses (Note B):
 Real estate operating expenses                                           113,781,811         121,805,252
 Real estate taxes                                                         41,958,513          44,079,811
 Interest on mortgage loans payable and notes payable (Note D)             51,329,091          40,041,357
 Asset management fees (Note H)                                            25,733,739          28,288,090
------------------------------------------------------------------------------------------------------------
 Total                                                                    232,803,154         234,214,510
------------------------------------------------------------------------------------------------------------
NET INVESTMENT INCOME                                                     204,279,734         221,791,210
------------------------------------------------------------------------------------------------------------
Realized and Unrealized Gain (Loss) on Investments (Note B):
 Realized gain (loss) from sale of investments:
  Net proceeds from sales or dispositions                                 541,139,725         674,097,149
  Less: Cost of investments sold or disposed                              650,348,706         787,923,323
  Less: Realization of unrealized gain (loss) on investments sold        (110,421,648)        (97,499,466)
------------------------------------------------------------------------------------------------------------
  Net realized gain (loss) from sale of investments                         1,212,667         (16,326,708)
  Change in unrealized gain on investments                                224,539,850         150,151,936
-------------------------------------------------------------------    --------------      --------------
NET REALIZED AND UNREALIZED GAIN ON INVESTMENTS                           225,752,517         133,825,228
------------------------------------------------------------------------------------------------------------
 Increase in net assets attributable to investment activities             430,032,251         355,616,438
------------------------------------------------------------------------------------------------------------
FROM CLIENT TRANSACTIONS:
Allocations                                                                92,886,413          32,383,484
Withdrawals (Note F)                                                     (743,307,309)       (774,452,833)
------------------------------------------------------------------------------------------------------------
 Decrease in net assets attributable to client transactions              (650,420,896)       (742,069,349)
------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS                                        (220,388,645)       (386,452,911)
NET ASSETS -- JANUARY 1                                                 2,598,547,656       2,985,000,567
------------------------------------------------------------------------------------------------------------
NET ASSETS -- DECEMBER 31                                              $2,378,159,011      $2,598,547,656
------------------------------------------------------------------------------------------------------------
Unit Value                                                             $     8,444.24      $     7,110.90
Units Outstanding                                                             281,631             365,432
------------------------------------------------------------------------------------------------------------



See notes to Financial Statements

                                     SAI-52

--------------------------------------------------------------------------------

STATEMENTS OF CASH FLOWS




                                                                            YEAR ENDED DECEMBER 31,
                                                                     -------------------------------------
                                                                            1998                1997
------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
Net investment income                                                 $  204,279,734      $  221,791,210
------------------------------------------------------------------------------------------------------------
Adjustments to reconcile net investment income to net cash flow provided by operating activities:
 Changes in assets -- (increase) decrease:
  Accrued investment income                                              (14,809,048)         23,802,949
  Prepaid real estate expenses and taxes                                   3,898,510          (1,434,416)
  Other assets                                                             1,309,622            (499,311)
 Changes in liabilities -- increase (decrease):
  Accrued real estate expenses, taxes and interest                         2,392,967          (7,852,381)
  Accrued asset management fees and other liabilities                      2,146,699            (166,776)
------------------------------------------------------------------------------------------------------------
 Total adjustments                                                        (5,061,250)         13,850,065
------------------------------------------------------------------------------------------------------------
 Net Cash Flow Provided by Operating Activities                          199,218,484         235,641,275
------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
Additions to real estate properties                                      (88,674,964)       (127,615,121)
Acquisitions of real estate properties                                  (241,578,141)       (105,555,755)
Proceeds from real estate properties sold                                406,747,504         573,680,235
Acquisitions of REIT stock                                                (7,002,273)        (44,078,996)
Proceeds from REIT stock sold                                             56,879,481          39,734,765
Proceeds from mortgage loans receivable sold                                      --          12,959,805
Repayments of mortgage loans receivable                                   12,573,235           4,065,692
Acquisitions of partnership equities                                     (26,000,000)        (26,000,000)
Proceeds from partnership equities sold                                   65,347,929          27,722,344
Contributions to partnership equities                                     (1,556,957)         (1,586,762)
Distributions from partnerships less than net cash provided by
 partnership operating activities                                         (4,959,448)        (10,302,892)
Distributions from partnerships provided by partnership financing
 activities                                                                       --          69,194,716
------------------------------------------------------------------------------------------------------------
 Net Cash Flow Provided by Investing Activities                          171,776,366         412,218,031
------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
Proceeds from mortgage loans payable                                     300,865,198          25,000,000
Principal payments on mortgage loans payable                            (236,539,927)       (341,038,853)
Proceeds from notes payable                                              385,000,000         400,000,000
Principal payments on notes payable                                     (195,000,000)       (100,000,000)
Payments for deferred financing costs                                       (603,429)         (3,301,356)
Allocations                                                               92,853,141          31,685,924
Withdrawals                                                             (743,307,309)       (774,452,833)
------------------------------------------------------------------------------------------------------------
 Net Cash Flow Used in Financing Activities                             (396,732,326)       (762,107,118)
------------------------------------------------------------------------------------------------------------
Net Decrease in Cash and Short-term Investments                          (25,737,476)       (114,247,812)
Cash and Short-term Investments at January 1                              45,737,619         159,985,431
------------------------------------------------------------------------------------------------------------
Cash and Short-term Investments at December 31                        $   20,000,143      $   45,737,619
------------------------------------------------------------------------------------------------------------



See Notes to Financial Statements.


                                     SAI-53

--------------------------------------------------------------------------------

                         NOTES TO FINANCIAL STATEMENTS


A: GENERAL


Prime Property Fund (the Account) was established as a separate account of The Equitable Life Assurance Society of the United States (Equitable) in conformity with the New York State Insurance Law for the purpose of acquiring real estate and real estate related investments. Pursuant to such law, the net assets in the Account are not chargeable with liabilities arising out of any other business of Equitable. Equitable engaged Lend Lease Real Estate Investments, Inc. to act as investment advisor for the Account.


On July 13, 1998, Lend Lease Corporation Limited changed the name of its wholly owned subsidiary, ERE Yarmouth, Inc., to Lend Lease Real Estate Investments, Inc. ("Lend Lease" or "Management"). Lend Lease continues to advise Equitable with respect to the Account.


B: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


1. INVESTMENT TRANSACTIONS


Real estate property acquisitions are recorded as of the date of closing. Mortgage and construction loans receivable and capital contributions to partnership equities are recorded as of the date funds are advanced. Purchase money mortgages and common stock investments acquired as consideration received for real estate sold are recorded as of the closing date of the sales transaction.


Expenditures which extend economic life or represent additional capital investments benefiting future periods (including tenant improvements and leasing commissions) are capitalized. For properties under development or major expansion, carrying costs related to the development or expansion, principally real estate taxes, interest, and utility costs, are capitalized prior to substantial completion of tenant improvements for a maximum period of one year from cessation of major construction activity. Historical cost depreciation is not recognized on real estate properties.


Rental income is recognized when due in accordance with the terms of the respective leases rather than being averaged over the lives of the leases. Expenses are recognized when incurred. Income from partnership operations represents the Account's share of partnership income excluding historical cost depreciation.


The Account determines realized gain (loss) by comparing net proceeds from the sale of investments to the cost of the investments sold. The unrealized gain
(loss) previously recorded for these investments is then reversed and reported as realization of unrealized gain (loss) on investments sold in the Statement of Operations and Changes in Net Assets.


Costs incurred in connection with obtaining borrowings are deferred and amortized over the length of the borrowing using the straight-line method. The unamortized costs are netted against the principal amount of the obligation outstanding for financial statement presentation.


Mortgage loans and notes payables are stated at estimated market value. Benefits or detriments resulting from a differential in current mortgage interest rates and contractual mortgage interest rates and other factors are taken into consideration in determining the market value of the borrowings.


2. VALUATION OF INVESTMENTS


The values of real estate investments are estimated in accordance with the policies and procedures of the Appraisal Institute. Ultimate realization of the market values is dependent to a great extent on economic and other conditions



                                     SAI-54

--------------------------------------------------------------------------------

that are beyond Management's control (such as general economic conditions, conditions affecting tenants and other events occurring in the markets in which individual properties are located). Further, values may or may not represent the prices at which the real estate investments would sell since market prices of real estate investments can only be determined by negotiation between a willing buyer and seller. Market value considers the financial aspects of a property, market transactions and the relative yield for an asset as measured against alternative investments.


Real Estate Properties and Partnership Equities


The values of real estate properties and partnership equities have been prepared giving consideration to Income, Cost, and Market Data Approaches of estimating property value. The Income Approach projects an income stream for a property (typically 10 years) and discounts this income plus a reversion (presumed sale) into a present value. Yield rates and growth assumptions utilized in this approach are derived from market transactions as well as other financial and demographic data. The Cost Approach estimates the replacement cost of the building less depreciation plus the land value. Generally, this approach provides a check on the Income Approach. The Market Data Approach compares recent transactions to the appraised property. Adjustments are made for dissimilarities which typically provide a range of value. Generally, the Income Approach carries the most weight in the value reconciliation.


Investment values are determined quarterly from limited restricted appraisals, in accordance with the Uniform Standards of Professional Appraisal Practice, which include less documentation but nevertheless meet minimum requirements of the Appraisal Standards Board and the Appraisal Institute and are considered appraisals. In these appraisals, a full discounted cash flow analysis, which is the basis of an Income Approach, is the primary focus. Interim monthly valuations are determined giving consideration to material investment transactions. Full appraisal reports on selected properties are prepared on a rotating basis.


During 1997 and the first three quarters of 1998, appraisals were prepared by Management's valuation staff or third-party appraisers. All staff appraisals were concurred with and reviewed by one of three designated third-party appraisal firms, which also physically inspected one-third of the properties each year on a rotating basis. In the fourth quarter of 1998, all appraisals for the Account were prepared by independent external appraisers. The external appraisals are reviewed by the external Appraisal Management Firm and the Lend Lease Chief Appraiser. All appraisal reports and appraisal reviews comply with the currently published Uniform Standards of Professional Appraisal Practice, as promulgated by the Appraisal Institute.


Since appraisals take into consideration the estimated effect of physical depreciation, a more meaningful financial statement presentation is achieved by excluding historical cost depreciation from net investment income. This presentation does not affect the net assets or unit value of the Account.


Partnership equities are stated at the Account's equity in the value of the net assets of the partnerships.


Certain real estate and partnership equity properties may have a market value that is lower than the outstanding principal amount of the mortgage loan secured by the investment. If the Account's obligation is limited to the value of the individual property and if Management intends to limit the Account's exposure in the property to its existing investment, then the value of the property is adjusted to equal the outstanding principal amount of the obligation plus incidental liabilities. Upon transfer of properties in satisfaction of debt, the Account reclassifies previously recognized unrealized losses to realized gains and losses.


Mortgage Loans Receivable


The fair value of mortgage loans receivable held in the Account has been determined by one or more of the following criteria as appropriate: (i) on the basis of estimated market interest rates for loans of comparable quality and maturity,



                                     SAI-55

--------------------------------------------------------------------------------

(ii) by recognizing the value of equity participations and options to enter into equity participations contained in certain loan instruments and (iii) giving consideration to the value of the underlying security.


Common Stock Investments


The value of the investment in REIT stock was determined monthly based on published market quotations.


Short-Term Investments


Short-term investments are primarily valued at amortized cost, which approximates market value.


3. USE OF ESTIMATES


The preparation of financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of income, expenses, and unrealized gains (losses) during the reporting period. Actual results could differ from those estimates.



                                     SAI-56

--------------------------------------------------------------------------------

C: INVESTMENTS

1. REAL ESTATE INVESTMENTS

The Account's real estate investments are composed of the following:




                         DECEMBER 31, 1998              DECEMBER 31, 1997
                   -----------------------------   ---------------------------
(MILLIONS)              COST           VALUE            COST          VALUE
--------------------------------------------------------------------------------
PROPERTIES:
Office              $  1,294.7      $  1,177.0      $  1,261.6      $  972.6
--------------------------------------------------------------------------------
Retail                 1,029.5           908.0         1,245.9       1,070.9
--------------------------------------------------------------------------------
Industrial/R&D           419.8           433.8           431.6         438.6
--------------------------------------------------------------------------------
Hotel                    105.6           105.0           100.8          99.4
--------------------------------------------------------------------------------
Other                     28.3            26.2             4.1           4.3
--------------------------------------------------------------------------------
Subtotal               2,877.9         2,650.0         3,044.0       2,585.8
--------------------------------------------------------------------------------



PARTNERSHIP EQUITIES AND RELATED MORTGAGE LOANS RECEIVABLE:



Office                   169.6           303.3           174.9         214.1
--------------------------------------------------------------------------------
Retail                     4.3            79.5              .8          66.7
--------------------------------------------------------------------------------
Industrial/R&D            19.3            16.0            18.8          13.8
--------------------------------------------------------------------------------
Hotel                      --              --             59.7          66.8
--------------------------------------------------------------------------------
Other                     62.4            60.0            43.6          33.3
--------------------------------------------------------------------------------
Subtotal                 255.6           458.8           297.8         394.7
--------------------------------------------------------------------------------



MORTGAGE LOANS RECEIVABLE:



Office                     --             --              12.4          12.4
--------------------------------------------------------------------------------
Retail                   144.6           178.8           146.0         179.4
--------------------------------------------------------------------------------
Subtotal                 144.6           178.8           158.4         191.8
--------------------------------------------------------------------------------



INVESTMENT IN REIT STOCK:





Other                     --              --              55.2          57.5
--------------------------------------------------------------------------------
Subtotal                  --              --              55.2          57.5
--------------------------------------------------------------------------------
Total                $ 3,278.1       $ 3,287.6       $ 3,555.4     $ 3,229.8
--------------------------------------------------------------------------------



                                     SAI-57

--------------------------------------------------------------------------------

2. REAL ESTATE PARTNERSHIP EQUITIES

The Account's equity interests in real estate partnerships and their respective financial positions at December 31, 1998 and 1997 (based on market valuations determined for the Account) and results of operations for the years then ended are summarized as follows:

                                                        1998          1997
--------------------------------------------------------------------------------
Number of interests                                      13            15
--------------------------------------------------------------------------------
Ownership positions                                  33.3--75.0%   33.3--75.0%
--------------------------------------------------------------------------------
Account's equity value (millions)                       $337          $279
--------------------------------------------------------------------------------
Notes receivable related to partnership
  equities (millions)                                    $20           $18
--------------------------------------------------------------------------------
Partnership assets (millions)*                         $1,218        $1,558
--------------------------------------------------------------------------------
Partnership liabilities (millions)*                     $573         $1,007
--------------------------------------------------------------------------------
Partnership income before depreciation (millions)*       $31           $50
--------------------------------------------------------------------------------

* Stated at 100%.

3. MORTGAGE LOANS RECEIVABLE

At December 31, 1998, mortgage loans receivable at a fair value of $280.7 million of which $101.9 million related to partnership equities, $157.0 million in other mortgage loans receivable and $21.8 million of rated commercial mortgage backed securities, had interest rates ranging from 8.7% to 13.1%. Aggregate annual receipts of mortgage principal due during the five years following December 31, 1998 and thereafter are as follows:

YEAR ENDING DECEMBER 31,                                              (MILLIONS)
--------------------------------------------------------------------------------
  1999                                                                   $ 64
--------------------------------------------------------------------------------
  2000                                                                      1
--------------------------------------------------------------------------------
  2001                                                                     22
--------------------------------------------------------------------------------
  2002                                                                     40
--------------------------------------------------------------------------------
  2003                                                                    120
--------------------------------------------------------------------------------
  Thereafter                                                               --
--------------------------------------------------------------------------------
  Total                                                                  $247
================================================================================

4. SHORT-TERM INVESTMENTS

The Account's short-term investments are composed of participation in Equitable's Separate Account No. 2A. The assets of Separate Account No. 2A consist of debt securities maturing in sixty days or less from the date of acquisition. Such debt securities may include bankers' acceptances, certificates of deposit, commercial paper, and repurchase agreements. Short-term debt securities may also be purchased directly by the Account.

                                     SAI-58

--------------------------------------------------------------------------------

D: BORROWINGS

1. MORTGAGE LOANS PAYABLE

Mortgage loans payable consist of the following at December 31, 1998:(1)

                                                                                              (MILLIONS)
--------------------------------------------------------------------------------------------------------
LIBOR plus .80% or .87% loan collateralized by two real estate properties with a market
value of $443.5 million. Maturing June 2000.                                                  $  225.0
--------------------------------------------------------------------------------------------------------
LIBOR plus 1.35% loan collateralized by two real estate properties with a market value of
$160.8 million. Maturing April 1999.                                                              94.3
--------------------------------------------------------------------------------------------------------
6.16% loan collateralized by a real estate property with a market value of $136.0
million. Maturing October 2005.                                                                   66.0
--------------------------------------------------------------------------------------------------------
9.0% loan collateralized by a real estate property with a market value of $15.6 million.
Maturing March 2000.                                                                              12.5
--------------------------------------------------------------------------------------------------------
10.07% loan collateralized by a real estate property with a market value of $18.4
million. Maturing June 2001.                                                                       9.8
--------------------------------------------------------------------------------------------------------
9.375% loan collateralized by a real estate property with a market value of $3.9 million.
Maturing February 2000.                                                                            3.5
--------------------------------------------------------------------------------------------------------
Total                                                                                         $  411.1
========================================================================================================

(1) Market values shown are as of 12/31/98.

A total of $1.4 million in financing costs have been incurred with respect to the mortgage loans payable. These costs have been deferred and are being amortized over the life of the mortgages. As of December 31, 1998, $1.1 million remains unamortized.

The amounts shown above represent principal outstanding. The unamortized financing costs are netted against the principal amount of the obligation outstanding for financial statement presentation.

Scheduled aggregate annual payments of principal on mortgage loans payable are as follows:

YEAR ENDING DECEMBER 31,                                             (MILLIONS)
--------------------------------------------------------------------------------
  1999                                                               $  94.4
--------------------------------------------------------------------------------
  2000                                                                 241.1
--------------------------------------------------------------------------------
  2001                                                                   9.8
--------------------------------------------------------------------------------
  2002                                                                    .8
--------------------------------------------------------------------------------
  2003                                                                    .8
--------------------------------------------------------------------------------
  Thereafter                                                            64.2
--------------------------------------------------------------------------------
  Total                                                              $ 411.1
================================================================================

2. NOTES PAYABLE

In August 1997, the Account issued $300 million of unsecured notes payable made up of the following: $125 million 6.80% notes due August 15, 2002 and $175 million 7.00% notes due August 15, 2004. Interest on the notes is

                                     SAI-59

--------------------------------------------------------------------------------

payable on February 15 and August 15 of each year, commencing February 1998. The notes are redeemable at the option of the Account, in whole or in part, at any time at a redemption price equal to the sum of the principal amount of the notes or portion thereof being redeemed plus accrued and unpaid interest thereon plus a pre-payment penalty amount.

The terms of the notes include covenants which, among other things, require maintenance of certain financial ratios and restrict encumbrance of assets and creation of indebtedness. The Account was in compliance with such covenants at December 31, 1998 and 1997.

Financing costs of $3.1 million have been incurred since the time of the borrowing. These costs have been deferred and are being amortized over the life of the notes. As of December 31, 1998, $2.4 million remains unamortized. The unamortized costs are netted against the principal amount of the obligation outstanding for financial statement presentation.

3. LINE OF CREDIT

In June of 1997, the Account entered into a $250 million revolving credit agreement with a number of banks. The agreement expires in June 2000. Under the terms of the agreement, interest rates are determined at the time of the borrowing and are based on London Interbank Offered Rates (LIBOR) plus .50% to
 .75%, or other alternative rates. In addition, the Account pays a quarterly commitment fee ranging from .125% to .175% per annum on the average daily unused amount. During the year the Account borrowed $385 million and repaid $195 million on an unsecured basis under the agreement. At December 31, 1998, there was $190 million in borrowings outstanding under the agreement.

The terms of the credit agreement include various covenants which provide, among other things, for the maintenance of consolidated net assets of not less than $1.5 billion and other restrictions on investments and outstanding indebtedness. The Account was in compliance with such covenants at December 31, 1998 and 1997.

Financing costs of $.7 million were incurred when the agreement was executed. These costs were deferred and are being amortized over the life of the credit agreement. As of December 31, 1998, $.4 million remains unamortized. The unamortized costs are netted against the notes payable for financial statement presentation.

4.  EXTINGUISHMENT OF PARTNERSHIP DEBT

During 1998, a partnership in which the Account held a 50% interest conveyed a property to the lender in full satisfaction of a mortgage loan payable. Upon conveyance, the Account reclassified a previously recognized unrealized loss of $27.5 million, the cost of the Account's interest in the partnership, to a realized loss. In addition the Account received a cash distribution of approximately $6.5 million and a release on an outstanding liability for $7.6 million for which the Account recorded realized gains.

E: LEASES

Minimum future rentals to be received on real estate properties, excluding partnership equities, under noncancelable operating leases in effect as of December 31, 1998 are as follows:

                                     SAI-60

--------------------------------------------------------------------------------

YEAR ENDING DECEMBER 31,                                              (MILLIONS)
--------------------------------------------------------------------------------
  1999                                                               $   236.1
--------------------------------------------------------------------------------
  2000                                                                   206.8
--------------------------------------------------------------------------------
  2001                                                                   180.0
--------------------------------------------------------------------------------
  2002                                                                   149.9
--------------------------------------------------------------------------------
  2003                                                                   119.5
--------------------------------------------------------------------------------
  Thereafter                                                             346.5
--------------------------------------------------------------------------------
  Total                                                              $ 1,238.8
================================================================================

Contingent rentals included in investment income were approximately $5.5 million and $6.5 million in 1998 and 1997, respectively.

F: WITHDRAWALS

The ability of a client to withdraw funds from the Account is subject to the availability of cash arising from net investment income, allocations, and the sale of investments in the normal course of business. To the extent that withdrawal requests exceed such available cash, Management has uniform procedures to provide for cash payments, which may be deferred for such period as Management considers necessary to protect the interests of other clients in the Account or to obtain the funds to be withdrawn. At December 31, 1998 and 1997, withdrawal requests exceeded available cash.

G: RELATED PARTY TRANSACTIONS

At December 31, 1998 and 1997, interests of retirement plans for employees, managers, and agents of Equitable in the Account aggregated $94.6 million (4.0%) and $80.3 million (3.1%), respectively, of the net assets of the Account.

Compass Management & Leasing (Compass) and and ERE Yarmouth Retail Group, affiliates of Lend Lease, had been retained to provide management and leasing services for certain properties of the Account. On September 30, 1998, Lend Lease sold Compass and ERE Yarmouth Retail Group to LaSalle Partners Incorporated (LaSalle). LaSalle will continue to manage certain properties for the Account and Lend Lease will continue to engage LaSalle to provide similar services from time to time on a non exclusive basis.

Due to the structure of the sale of Compass and ERE Yarmouth Retail Group to LaSalle, Lend Lease will continue to comply with an exemption from the Department of Labor which allows it to charge market rate property management and leasing fees for properties LaSalle manages for the Account. All such fees must be approved by an independent fiduciary. During 1998 and 1997, Compass, ERE Yarmouth Retail Group and LaSalle earned an aggregate of $10.5 million and $12.9 million, respectively, in property management and leasing fees from the Account, and in addition were reimbursed an aggregate of $13.9 million and $14.6 million, respectively, for payroll expenses for on-site personnel.

The Account's investment in REIT stock was managed by an affiliate, Lend Lease/Rosen Real Estate Securities LLC, and was not subject to an additional asset management fee. As of December 31, 1998 the Account's investment in REIT stock was zero.

H: FEES

Management charges clients in the Account a monthly asset management fee based on the client's prior month-end net asset value at the annual rates shown below:

                                     SAI-61

--------------------------------------------------------------------------------

AMOUNT OF FUNDS                                                      ANNUAL RATE
--------------------------------------------------------------------------------
  First $10 million                                                      1.15%
--------------------------------------------------------------------------------
  Next $15 million                                                       1.00%
--------------------------------------------------------------------------------
  Excess over $25 million                                                0.80%
================================================================================

Additional fees may also be charged to clients for certain optional services provided by Management.

At December 31, 1998 and 1997, the clients' liability to Management for asset management fees totaled $4.6 million and $4.4 million, respectively. Account investments in Separate Account No. 2A are not subject to an additional asset management fee.

I: SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

In the Statements of Cash Flows, the Account considers short-term investments to be cash equivalents.

Cash payments of interest were $51.9 million and $32.8 million during 1998 and 1997, respectively.

Non-cash investing and financing activities are summarized as follows:

                                                                                           1998           1997
                                                                                        (MILLIONS)     (MILLIONS)
-----------------------------------------------------------------------------------------------------------------
Conveyance of partnership equity to lenders, at cost.                                       $12             --
-----------------------------------------------------------------------------------------------------------------
Write off of partnership notes receivable, at cost.                                         $ 2             --
-----------------------------------------------------------------------------------------------------------------
Write off of mortgage receivable, at cost.                                                  $ 8             --
-----------------------------------------------------------------------------------------------------------------
Conversion of real estate property to partnership equity, at cost                            --           $ 55
-----------------------------------------------------------------------------------------------------------------
Refinancing of mortgage loans payable                                                        --           $135
-----------------------------------------------------------------------------------------------------------------
Investment in REIT stock received as consideration for real estate properties sold           --           $ 20
-----------------------------------------------------------------------------------------------------------------
Capitalized interest on internally funded construction projects                             $ 2           $  6
=================================================================================================================

J: FEDERAL INCOME TAX

No federal income tax based on net investment income or realized and unrealized gains was applicable to contracts participating in the Account by reason of applicable sections of the Internal Revenue Code, and no federal income tax payable by Equitable will affect the contracts.

K: INVESTMENT COMMITMENTS

As of December 31, 1998, the Account proposes to invest an additional $18.6 million in existing real estate investments and $75.6 million in new properties.

                                     SAI-62

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 8 (PRIME PROPERTY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Supplementary Financial Information

            Schedule X -- Supplementary Income Statement Information
                                 (In thousands)


--------------------------------------------------------------------------------
                                                               COLUMN B
                                                        YEAR ENDED DECEMBER 31,
                                                        -----------------------
              COLUMN A
                ITEM                                       1998         1997
--------------------------------------------------------------------------------
1. Maintenance and repairs ..........................    $15,712      $16,772
--------------------------------------------------------------------------------
2. Real estate taxes ................................    $41,545      $43,959
--------------------------------------------------------------------------------

Maintenance and Repairs is included in Real Estate Operating Expenses.
Other captions not included since such costs and expenses are not applicable or did not exceed 1% of total revenues.

                                     SAI-63

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 8 (PRIME PROPERTY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Supplementary Financial Information

            Schedule XII -- Mortgage Loans Receivable on Real Estate
                            As of December 31, 1998
                                 (In thousands)

--------------------------------------------------------
                                    CURRENT
                                   EFFECTIVE     FINAL
                                    INTEREST   MATURITY
           DESCRIPTION                RATE       DATE
--------------------------------------------------------
Mortgage Loans Receivable:
Participating mortgage secured         8.2%   07/01/03
 by a shopping center in New
 Castle County, DE
Secured by office, hotel, retail,     8.71%   04/01/99
 garage and marina facility in
 Boston, MA
Secured by office, hotel, retail,       12%   03/31/02
 garage and marina facility in
 Boston, MA
Secured by shopping center in        13.12%   10/22/01
 Danbury, CT
--------------------------------------------------------
 Total ..........................
--------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
                                                                                                       CARRYING
                                                                                                       AMOUNT OF
                                                                                              FACE     MORTGAGE
                                                                                           AMOUNT OF   AT MARKET
           DESCRIPTION                             PERIODIC PAYMENT TERMS                   MORTGAGE     VALUE
----------------------------------------------------------------------------------------------------------------
Mortgage Loans Receivable:
Participating mortgage secured    Monthly payment of interest plus Participation in        $123,338    $157,000
 by a shopping center in New      property cash flow. Loan due at maturity date.
 Castle County, DE
Secured by office, hotel, retail, Quarterly interest only. Loan due at Maturity date.        63,000      63,000
 garage and marina facility in
 Boston, MA
Secured by office, hotel, retail, Monthly interest only to the extent of available cash      38,928      38,928
 garage and marina facility in    flow. Principal and all accrued unpaid interest due at
 Boston, MA                       maturity date.
Secured by shopping center in     Monthly payment of interest and $50,000 of                 21,296      21,800
 Danbury, CT                      principal. Remaining principal due at maturity date.
----------------------------------------------------------------------------------------------------------------
 Total ..........................                                                          $246,562    $280,728
----------------------------------------------------------------------------------------------------------------

The following is a reconciliation of the carrying amounts of the above loans at market value for the years ended December 31, 1998 and 1997:

-----------------------------------------------------------------------------------------------------
                                                                             YEAR ENDED DECEMBER 31,
                                                                                1998          1997
-----------------------------------------------------------------------------------------------------
                                                                                 (IN THOUSANDS)
Balance -- January 1 ....................................................    $ 289,993     $ 300,026
Additions during the year:
Advances/New Loans ......................................................        2,636         8,168
Deductions during the year: .............................................
Collection of principal and transfers to real estate properties .........      (12,573)      (14,825)
Increase/(decrease) in unrealized gain/(loss) during the year ...........        8,172        (3,376)
Increase/(decrease) in realized gain/(loss) during the year .............       (7,500)           --
-----------------------------------------------------------------------------------------------------
 Balance -- December 31 .................................................    $ 280,728     $ 289,993
-----------------------------------------------------------------------------------------------------

                                     SAI-64

--------------------------------------------------------------------------------

NET INVESTMENT VALUE BY TYPE -- DECEMBER 31, 1998*

                            INVESTMENT     PERCENT OF TOTAL     MORTGAGE LOANS     NET INVESTMENT        PERCENT OF
                               VALUE          INVESTMENT            PAYABLE             VALUE            TOTAL NET
                            (MILLIONS)           VALUE            (MILLIONS)         (MILLIONS)       INVESTMENT VALUE
                            ----------           -----            ----------         ----------       ----------------
Office .................    $  1,480.3            45.0%            $  65.9           $  1,414.4             49.2%
Retail .................       1,166.3            35.5               330.7                835.6             29.0
Industrial/R&D .........         449.8            13.7                13.4                436.4             15.2
Hotel ..................         105.0             3.2                  --                105.0              3.6
Other ..................          86.2             2.6                  --                 86.2              3.0
----------------------------------------------------------------------------------------------------------------------
Total ..................    $  3,287.6           100.0%            $ 410.0           $  2,877.6            100.0%
======================================================================================================================

NUMBER OF INVESTMENTS BY TYPE AND LOCATION -- DECEMBER 31, 1998*

                                 OFFICE     RETAIL     INDUSTRIAL/R&D     HOTEL     OTHER     TOTAL
                                 ------     ------     --------------     -----     -----     -----
Pacific .....................       5          2             16             --        --       23
Mountain ....................       2          1              4             --        --        7
Southwest ...................       1          1             17             --        --       19
Southeast ...................       1          2              4              2         1       10
West North Central ..........       5          2              2             --        --        9
East North Central ..........       1          3              4             --         1        9
Mideast .....................       8          2             12              1         1       24
Northeast ...................       8          4              4              1         3       20
---------------------------------------------------------------------------------------------------
Total .......................      31         17             63              4         6      121
===================================================================================================

INVESTMENT VALUE BY TYPE AND LOCATION -- DECEMBER 31, 1998*

                                 OFFICE     RETAIL     INDUSTRIAL/R&D      HOTEL       OTHER        TOTAL
                                 ------     ------     --------------      -----       -----        -----
Pacific .....................      9.4%       9.0%           4.5%             --          --         22.9%
Mountain ....................      4.6        0.5            0.9              --          --          6.0
Southwest ...................      0.2        0.4            3.9              --          --          4.5
Southeast ...................      1.8        2.6            0.6             0.9%        0.8%         6.7
West North Central ..........      1.0        5.9            0.4              --          --          7.3
East North Central ..........      4.2        3.9            0.5              --          --          8.6
Mideast .....................     10.0        5.8            2.5             0.9         0.8         20.0
Northeast ...................     13.8        7.4            0.4             1.4         1.0         24.0
----------------------------------------------------------------------------------------------------------
Total .......................     45.0%      35.5%          13.7%            3.2%        2.6%       100.0%
==========================================================================================================

* Unaudited financial information.

                                     SAI-65

--------------------------------------------------------------------------------

DISTRIBUTION OF PROPERTIES BY PROPERTY MANAGER* -- DECEMBER 31, 1998**

                                LEND LEASE             LASALLE PARTNERS
                         ------------------------- -------------------------
                                       INVESTMENT                INVESTMENT
                            NO. OF        VALUE       NO. OF        VALUE
                          PROPERTIES   (MILLIONS)   PROPERTIES   (MILLIONS)
                         ------------ ------------ ------------ ------------
Office .................      --         $  --          16      $   862.0
Retail .................      --            --          14          914.3
Industrial/R&D .........       2           5.1          37          278.3
Hotel ..................      --            --          --             --
Other ..................       3          32.5          --             --
----------------------------------------------------------------------------
Total ..................       5         $37.6          67      $ 2,054.6
============================================================================

                         OTHER THIRD-PARTY AGENTS            TOTAL
                         ------------------------- --------------------------
                                       INVESTMENT                 INVESTMENT
                            NO. OF        VALUE       NO. OF        VALUE
                          PROPERTIES   (MILLIONS)   PROPERTIES    (MILLIONS)
                         ------------ ------------ ------------ -------------
Office .................      13        $  516.4         29      $  1,378.4
Retail .................       1            73.2         15           987.5
Industrial/R&D .........      24           166.4         63           449.8
Hotel ..................       4           105.0          4           105.0
Other ..................       3            53.7          6            86.2
-----------------------------------------------------------------------------
Total ..................      45        $  914.7        117      $  3,006.9
=============================================================================

*     Includes wholly-owned and partnership equity properties.
**    Unaudited financial information.

                                     SAI-66

--------------------------------------------------------------------------------

February 8, 1999


                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Shareholder of The Equitable Life Assurance Society of the United States

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, of shareholder's equity and comprehensive income and of cash flows present fairly, in all material respects, the financial position of The Equitable Life Assurance Society of the United States and its subsidiaries ("Equitable Life") at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of Equitable Life's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

     As discussed in Note 2 to the consolidated financial statements, Equitable Life changed its method of accounting for long-lived assets in 1996.


PricewaterhouseCoopers LLP
New York, New York

                                     SAI-67

--------------------------------------------------------------------------------

           THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                          CONSOLIDATED BALANCE SHEETS

                          DECEMBER 31, 1998 AND 1997

                                                                                1998             1997
                                                                          ---------------   --------------
                                                                                   (IN MILLIONS)
ASSETS
Investments:
 Fixed maturities:
   Available for sale, at estimated fair value ........................    $   18,993.7      $  19,630.9
   Held to maturity, at amortized cost ................................           125.0               --
 Mortgage loans on real estate ........................................         2,809.9          2,611.4
 Equity real estate ...................................................         1,676.9          2,495.1
 Policy loans .........................................................         2,086.7          2,422.9
 Other equity investments .............................................           713.3            951.5
 Investment in and loans to affiliates ................................           928.5            731.1
 Other invested assets ................................................           808.2            612.2
                                                                           ------------      -----------
    Total investments .................................................        28,142.2         29,455.1
Cash and cash equivalents .............................................         1,245.5            300.5
Deferred policy acquisition costs .....................................         3,563.8          3,236.6
Amounts due from discontinued operations ..............................             2.7            572.8
Other assets ..........................................................         3,051.9          2,687.4
Closed Block assets ...................................................         8,632.4          8,566.6
Separate Accounts assets ..............................................        43,302.3         36,538.7
                                                                           ------------      -----------
TOTAL ASSETS ..........................................................    $   87,940.8      $  81,357.7
                                                                           ============      ===========
LIABILITIES
Policyholders' account balances .......................................    $   20,889.7      $  21,579.5
Future policy benefits and other policyholders' liabilities ...........         4,694.2          4,553.8
Short-term and long-term debt .........................................         1,181.7          1,716.7
Other liabilities .....................................................         3,474.3          3,267.2
Closed Block liabilities ..............................................         9,077.0          9,073.7
Separate Accounts liabilities .........................................        43,211.3         36,306.3
                                                                           ------------      -----------
    Total liabilities .................................................        82,528.2         76,497.2
                                                                           ------------      -----------
Commitments and contingencies (Notes 11, 13, 14, 15 and 16)
SHAREHOLDER'S EQUITY
Common stock, $1.25 par value 2.0 million shares authorized, issued and
 outstanding ..........................................................             2.5              2.5
Capital in excess of par value ........................................         3,110.2          3,105.8
Retained earnings .....................................................         1,944.1          1,235.9
Accumulated other comprehensive income ................................           355.8            516.3
                                                                           ------------      -----------
    Total shareholder's equity ........................................         5,412.6          4,860.5
                                                                           ------------      -----------
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY ............................    $   87,940.8      $  81,357.7
                                                                           ============      ===========

                See Notes to Consolidated Financial Statements.


                                     SAI-68

--------------------------------------------------------------------------------

           THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                      CONSOLIDATED STATEMENTS OF EARNINGS

                 YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                                                                               1998            1997          1996
                                                                          --------------   -----------   -----------
                                                                                        (IN MILLIONS)
REVENUES
Universal life and investment-type product policy fee income ..........    $   1,056.2      $   950.6     $   874.0
Premiums ..............................................................          588.1          601.5         597.6
Net investment income .................................................        2,228.1        2,282.8       2,203.6
Investment gains (losses), net ........................................          100.2          (45.2)         (9.8)
Commissions, fees and other income ....................................        1,503.0        1,227.2       1,081.8
Contribution from the Closed Block ....................................           87.1          102.5         125.0
                                                                           -----------      ---------     ---------
   Total revenues .....................................................        5,562.7        5,119.4       4,872.2
                                                                           -----------      ---------     ---------
BENEFITS AND OTHER DEDUCTIONS
Interest credited to policyholders' account balances ..................        1,153.0        1,266.2       1,270.2
Policyholders' benefits ...............................................        1,024.7          978.6       1,317.7
Other operating costs and expenses ....................................        2,201.2        2,203.9       2,075.7
                                                                           -----------      ---------     ---------
   Total benefits and other deductions ................................        4,378.9        4,448.7       4,663.6
                                                                           -----------      ---------     ---------
Earnings from continuing operations before Federal income taxes,
 minority interest and cumulative effect of accounting change .........        1,183.8          670.7         208.6
Federal income taxes ..................................................          353.1           91.5           9.7
Minority interest in net income of consolidated subsidiaries ..........          125.2           54.8          81.7
                                                                           -----------      ---------     ---------
Earnings from continuing operations before cumulative effect of
 accounting change ....................................................          705.5          524.4         117.2
Discontinued operations, net of Federal income taxes ..................            2.7          (87.2)        (83.8)
Cumulative effect of accounting change, net of Federal income
 taxes ................................................................             --             --         (23.1)
                                                                           -----------      ---------     ---------
Net Earnings ..........................................................    $     708.2      $   437.2     $    10.3
                                                                           ===========      =========     =========

                See Notes to Consolidated Financial Statements.


                                     SAI-69

--------------------------------------------------------------------------------

           THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

              CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY AND
                              COMPREHENSIVE INCOME

                 YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                                                                           1998           1997            1996
                                                                      -------------   ------------   -------------
                                                                                     (IN MILLIONS)
Common stock, at par value, beginning and end of year .............    $      2.5      $     2.5       $     2.5
                                                                       ----------      ---------       ---------
Capital in excess of par value, beginning of year .................       3,105.8        3,105.8         3,105.8
Additional capital in excess of par value .........................           4.4             --              --
                                                                       ----------      ---------       ---------
Capital in excess of par value, end of year .......................       3,110.2        3,105.8         3,105.8
Retained earnings, beginning of year ..............................       1,235.9          798.7           788.4
Net earnings ......................................................         708.2          437.2            10.3
                                                                       ----------      ---------       ---------
Retained earnings, end of year ....................................       1,944.1        1,235.9           798.7
                                                                       ----------      ---------       ---------
Accumulated other comprehensive income, beginning of year .........         516.3          177.0           361.4
Other comprehensive income ........................................        (160.5)         339.3          (184.4)
                                                                       ----------      ---------       ---------
Accumulated other comprehensive income, end of year ...............         355.8          516.3           177.0
                                                                       ----------      ---------       ---------
TOTAL SHAREHOLDER'S EQUITY, END OF YEAR ...........................    $  5,412.6      $ 4,860.5       $ 4,084.0
                                                                       ==========      =========       =========
COMPREHENSIVE INCOME
Net earnings ......................................................    $    708.2      $   437.2       $    10.3
                                                                       ----------      ---------       ---------
Change in unrealized gains (losses), net of reclassification
 adjustment .......................................................        (149.5)         343.7          (206.6)
Minimum pension liability adjustment ..............................         (11.0)          (4.4)           22.2
                                                                       ----------      ---------       ---------
Other comprehensive income ........................................        (160.5)         339.3          (184.4)
                                                                       ----------      ---------       ---------
COMPREHENSIVE INCOME ..............................................    $    547.7      $   776.5      $   (174.1)
                                                                       ==========      =========      ==========

                See Notes to Consolidated Financial Statements.


                                     SAI-70

--------------------------------------------------------------------------------

           THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                 YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                                                                               1998             1997             1996
                                                                          --------------   --------------   --------------
                                                                                           (IN MILLIONS)
Net earnings ..........................................................    $     708.2      $     437.2      $      10.3
Adjustments to reconcile net earnings to net cash provided by operating activities:
 Interest credited to policyholders' account balances .................        1,153.0          1,266.2          1,270.2
 Universal life and investment-type product policy fee income .........       (1,056.2)          (950.6)          (874.0)
 Investment (gains) losses ............................................         (100.2)            45.2              9.8
 Change in Federal income tax payable .................................          123.1            (74.4)          (197.1)
 Other, net ...........................................................         (324.9)           169.4            330.2
                                                                           -----------      -----------      -----------
Net cash provided by operating activities .............................          503.0            893.0            549.4
                                                                           -----------      -----------      -----------
Cash flows from investing activities:
 Maturities and repayments ............................................        2,289.0          2,702.9          2,275.1
 Sales ................................................................       16,972.1         10,385.9          8,964.3
 Purchases ............................................................      (18,578.5)       (13,205.4)       (12,559.6)
 Decrease (increase) in short-term investments ........................          102.4           (555.0)           450.3
 Decrease in loans to discontinued operations .........................          660.0            420.1          1,017.0
 Sale of subsidiaries .................................................             --            261.0               --
 Other, net ...........................................................         (341.8)          (612.6)          (281.0)
                                                                           -----------      -----------      -----------
Net cash provided (used) by investing activities ......................        1,103.2           (603.1)          (133.9)
                                                                           -----------      -----------      -----------
Cash flows from financing activities:
 Policyholders' account balances:
    Deposits ..........................................................        1,508.1          1,281.7          1,925.4
    Withdrawals .......................................................       (1,724.6)        (1,886.8)        (2,385.2)
 Net (decrease) increase in short-term financings .....................         (243.5)           419.9              (.3)
 Repayments of long-term debt .........................................          (24.5)          (196.4)          (124.8)
 Payment of obligation to fund accumulated deficit of
   discontinued operations ............................................          (87.2)           (83.9)              --
 Other, net ...........................................................          (89.5)           (62.7)           (66.5)
                                                                           -----------      -----------      -----------
Net cash used by financing activities .................................         (661.2)          (528.2)          (651.4)
                                                                           -----------      -----------      -----------
Change in cash and cash equivalents ...................................          945.0           (238.3)          (235.9)
Cash and cash equivalents, beginning of year ..........................          300.5            538.8            774.7
                                                                           -----------      -----------      -----------
Cash and Cash Equivalents, End of Year ................................    $   1,245.5      $     300.5      $     538.8
                                                                           ===========      ===========      ===========
Supplemental cash flow information ....................................
 Interest Paid ........................................................    $     130.7      $     217.1      $     109.9
                                                                           ===========      ===========      ===========
 Income Taxes Paid (Refunded) .........................................    $     254.3      $     170.0      $     (10.0)
                                                                           ===========      ===========      ===========

                See Notes to Consolidated Financial Statements.


                                     SAI-71

--------------------------------------------------------------------------------

           THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1) ORGANIZATION

     The Equitable Life Assurance Society of the United States ("Equitable Life") is a wholly owned subsidiary of The Equitable Companies Incorporated (the "Holding Company"). Equitable Life's insurance business is conducted principally by Equitable Life and its wholly owned life insurance subsidiaries, Equitable of Colorado ("EOC"), and, prior to December 31, 1996, Equitable Variable Life Insurance Company ("EVLICO"). Effective January 1, 1997, EVLICO was merged into Equitable Life, which continues to conduct the Company's insurance business. Equitable Life's investment management business, which comprises the Investment Services segment, is conducted principally by Alliance Capital Management L.P. ("Alliance"), in which Equitable Life has a 57.7% ownership interest, and Donaldson, Lufkin & Jenrette, Inc. ("DLJ"), an investment banking and brokerage affiliate in which Equitable Life has a 32.5% ownership interest. AXA ("AXA"), a French holding company for an international group of insurance and related financial services companies, is the Holding Company's largest shareholder, owning approximately 58.5% at December 31, 1998 (53.4% if all securities convertible into, and options on, common stock were to be converted or exercised).

     The Insurance segment offers a variety of traditional, variable and interest-sensitive life insurance products, disability income, annuity products, mutual fund and other investment products to individuals and small groups. It also administers traditional participating group annuity contracts with conversion features, generally for corporate qualified pension plans, and association plans which provide full service retirement programs for individuals affiliated with professional and trade associations. This segment includes Separate Accounts for individual insurance and annuity products.

     The Investment Services segment includes Alliance, the results of DLJ which are accounted for on an equity basis, and, through June 10, 1997, Equitable Real Estate Investment Management, Inc. ("EREIM"), a real estate investment management subsidiary which was sold. Alliance provides diversified investment fund management services to a variety of institutional clients, including pension funds, endowments, and foreign financial institutions, as well as to individual investors, principally through a broad line of mutual funds. This segment includes institutional Separate Accounts which provide various investment options for large group pension clients, primarily deferred benefit contribution plans, through pooled or single group accounts. DLJ's businesses include securities underwriting, sales and trading, merchant banking, financial advisory services, investment research, venture capital, correspondent brokerage services, online interactive brokerage services and asset management. DLJ serves institutional, corporate, governmental and individual clients both domestically and internationally. EREIM provided real estate investment management services, property management services, mortgage servicing and loan asset management, and agricultural investment management.

2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Basis of Presentation and Principles of Consolidation

     The accompanying consolidated financial statements are prepared in conformity with generally accepted accounting principles ("GAAP") which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


                                     SAI-72

--------------------------------------------------------------------------------

     The accompanying consolidated financial statements include the accounts of Equitable Life and its wholly owned life insurance subsidiary (collectively, the "Insurance Group"); non-insurance subsidiaries, principally Alliance and EREIM (see Note 5); and those partnerships and joint ventures in which Equitable Life or its subsidiaries has control and a majority economic interest (collectively, including its consolidated subsidiaries, the "Company"). The Company's investment in DLJ is reported on the equity basis of accounting. Closed Block assets, liabilities and results of operations are presented in the consolidated financial statements as single line items (see Note 7). Unless specifically stated, all other footnote disclosures contained herein exclude the Closed Block related amounts.

     All significant intercompany transactions and balances except those with the Closed Block and discontinued operations (see Note 8) have been eliminated in consolidation. The years "1998," "1997" and "1996" refer to the years ended December 31, 1998, 1997 and 1996, respectively. Certain reclassifications have been made in the amounts presented for prior periods to conform these periods with the 1998 presentation.

 Closed Block

     On July 22, 1992, Equitable Life established the Closed Block for the benefit of certain individual participating policies which were in force on that date. The assets allocated to the Closed Block, together with anticipated revenues from policies included in the Closed Block, were reasonably expected to be sufficient to support such business, including provision for payment of claims, certain expenses and taxes, and for continuation of dividend scales payable in 1991, assuming the experience underlying such scales continues.

     Assets allocated to the Closed Block inure solely to the benefit of the Closed Block policyholders and will not revert to the benefit of the Holding Company. No reallocation, transfer, borrowing or lending of assets can be made between the Closed Block and other portions of Equitable Life's General Account, any of its Separate Accounts or any affiliate of Equitable Life without the approval of the New York Superintendent of Insurance (the "Superintendent"). Closed Block assets and liabilities are carried on the same basis as similar assets and liabilities held in the General Account. The excess of Closed Block liabilities over Closed Block assets represents the expected future post-tax contribution from the Closed Block which would be recognized in income over the period the policies and contracts in the Closed Block remain in force.

 Discontinued Operations

     Discontinued operations include the Group Non-Participating Wind-Up Annuities ("Wind-Up Annuities") and the Guaranteed Interest Contract ("GIC") lines of business. An allowance was established for the premium deficiency reserve for Wind-Up Annuities and estimated future losses of the GIC line of business. Management reviews the adequacy of the allowance each quarter and believes the allowance for future losses at December 31, 1998 is adequate to provide for all future losses; however, the quarterly allowance review continues to involve numerous estimates and subjective judgments regarding the expected performance of Discontinued Operations Investment Assets. There can be no assurance the losses provided for will not differ from the losses ultimately realized. To the extent actual results or future projections of the discontinued operations differ from management's current best estimates and assumptions underlying the allowance for future losses, the difference would be reflected in the consolidated statements of earnings in discontinued operations. In particular, to the extent income, sales proceeds and holding periods for equity real estate differ from management's previous assumptions, periodic adjustments to the allowance are likely to result (see Note 8).

                                     SAI-73

--------------------------------------------------------------------------------

 Accounting Changes

     In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information". SFAS No. 131 establishes standards for public companies to report information about operating segments in annual and interim financial statements issued to shareholders. It also specifies related disclosure requirements for products and services, geographic areas and major customers. Generally, financial information must be reported using the basis management uses to make operating decisions and to evaluate business performance. The Company implemented SFAS No. 131 effective December 31, 1998 and continues to identify two operating segments to reflect its major businesses: Insurance and Investment Services. While the segment descriptions are the same as those previously reported, certain amounts have been reattributed between the two reportable segments. Prior period comparative segment information has been restated.

     In March 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," which requires capitalization of external and certain internal costs incurred to obtain or develop internal-use computer software during the application development stage. The Company applied the provisions of SOP 98-1 prospectively effective January 1, 1998. The adoption of SOP 98-1 did not have a material impact on the Company's consolidated financial statements. Capitalized internal-use software is amortized on a straight-line basis over the estimated useful life of the software.

     The Company implemented SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," as of
January 1, 1996. SFAS No. 121 requires long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate the carrying value of such assets may not be recoverable. Effective with SFAS No. 121's adoption, impaired real estate is written down to fair value with the impairment loss being included in investment gains (losses), net. Before implementing SFAS No. 121, valuation allowances on real estate held for the production of income were computed using the forecasted cash flows of the respective properties discounted at a rate equal to the Company's cost of funds. Adoption of the statement resulted in the release of valuation allowances of $152.4 million and recognition of impairment losses of $144.0 million on real estate held for production of income. Real estate which management intends to sell or abandon is classified as real estate held for sale. Valuation allowances on real estate held for sale continue to be computed using the lower of depreciated cost or estimated fair value, net of disposition costs. Initial adoption of the impairment requirements of SFAS No. 121 to other assets to be disposed of resulted in a charge for the cumulative effect of an accounting change of $23.1 million, net of a Federal income tax benefit of $12.4 million, due to the writedown to fair value of building improvements relating to facilities vacated in 1996.

 New Accounting Pronouncements

     In October 1998, the FASB issued SFAS No. 134, "Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise," which amends existing accounting and reporting standards for certain activities of mortgage banking enterprises and other enterprises that conduct operations that are substantially similar to the primary operations of a mortgage banking enterprise. This statement is effective for the first fiscal quarter beginning after December 15, 1998. This statement is not expected to have a material impact on the Company's consolidated financial statements.

                                     SAI-74

--------------------------------------------------------------------------------

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments, including certain derivatives embedded in other contracts, and for hedging activities. It requires all derivatives to be recognized on the balance sheet at fair value. The accounting for changes in the fair value of a derivative depends on its intended use. Derivatives not used in hedging activities must be adjusted to fair value through earnings. Changes in the fair value of derivatives used in hedging activities will, depending on the nature of the hedge, either be offset in earnings against the change in fair value of the hedged item attributable to the risk being hedged or recognized in other comprehensive income until the hedged item affects earnings. For all hedging activities, the ineffective portion of a derivative's change in fair value will be immediately recognized in earnings.

     SFAS No. 133 requires adoption in fiscal years beginning after June 15, 1999 and permits early adoption as of the beginning of any fiscal quarter following issuance of the statement. Retroactive application to financial statements of prior periods is prohibited. The Company expects to adopt SFAS No. 133 effective January 1, 2000. Adjustments resulting from initial adoption of the new requirements will be reported in a manner similar to the cumulative effect of a change in accounting principle and will be reflected in net income or accumulated other comprehensive income based upon existing hedging relationships, if any. Management currently is assessing the impact of adoption. However, Alliance's adoption is not expected to have a significant impact on the Company's consolidated balance sheet or statement of earnings. Also, since most of DLJ's derivatives are carried at fair values, the Company's consolidated earnings and financial position are not expected to be significantly affected by DLJ's adoption of the new requirements.

     In late 1998, the AICPA issued SOP 98-7, "Deposit Accounting: Accounting for Insurance and Reinsurance Contracts that Do Not Transfer Insurance Risk". This SOP, effective for fiscal years beginning after June 15, 1999, provides guidance to both the insured and insurer on how to apply the deposit method of accounting when it is required for insurance and reinsurance contracts that do not transfer insurance risk. The SOP does not address or change the requirements as to when deposit accounting should be applied. SOP 98-7 applies to all entities and all insurance and reinsurance contracts that do not transfer insurance risk except for long-duration life and health insurance contracts. This SOP is not expected to have a material impact on the Company's consolidated financial statements.

     In December 1997, the AICPA issued SOP 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments". SOP 97-3 provides guidance for assessments related to insurance activities and requirements for disclosure of certain information. SOP 97-3 is effective for financial statements issued for periods beginning after December 31, 1998. Restatement of previously issued financial statements is not required. SOP 97-3 is not expected to have a material impact on the Company's consolidated financial statements.

 Valuation of Investments

     Fixed maturities identified as available for sale are reported at estimated fair value. Fixed maturities, which the Company has both the ability and the intent to hold to maturity, are stated principally at amortized cost. The amortized cost of fixed maturities is adjusted for impairments in value deemed to be other than temporary.

     Valuation allowances are netted against the asset categories to which they apply.

     Mortgage loans on real estate are stated at unpaid principal balances, net of unamortized discounts and valuation allowances. Valuation allowances are based on the present value of expected future cash flows discounted at the loan's original effective interest rate or the collateral value if the loan is collateral dependent. However, if foreclosure is or becomes probable, the measurement method used is collateral value.

                                     SAI-75

--------------------------------------------------------------------------------

     Real estate, including real estate acquired in satisfaction of debt, is stated at depreciated cost less valuation allowances. At the date of foreclosure (including in-substance foreclosure), real estate acquired in satisfaction of debt is valued at estimated fair value. Impaired real estate is written down to fair value with the impairment loss being included in investment gains (losses), net. Valuation allowances on real estate held for sale are computed using the lower of depreciated cost or current estimated fair value, net of disposition costs. Depreciation is discontinued on real estate held for sale. Prior to the adoption of SFAS No. 121, valuation allowances on real estate held for production of income were computed using the forecasted cash flows of the respective properties discounted at a rate equal to the Company's cost of funds.

     Policy loans are stated at unpaid principal balances.

     Partnerships and joint venture interests in which the Company does not have control or a majority economic interest are reported on the equity basis of accounting and are included either with equity real estate or other equity investments, as appropriate.

     Common stocks are carried at estimated fair value and are included in other equity investments.

     Short-term investments are stated at amortized cost which approximates fair value and are included with other invested assets.

     Cash and cash equivalents includes cash on hand, amounts due from banks and highly liquid debt instruments purchased with an original maturity of three months or less.

     All securities are recorded in the consolidated financial statements on a trade date basis.

 Net Investment Income, Investment Gains, Net and Unrealized Investment Gains (Losses)

     Net investment income and realized investment gains (losses)
(collectively, "investment results") related to certain participating group annuity contracts which are passed through to the contractholders are reflected as interest credited to policyholders' account balances.

     Realized investment gains (losses) are determined by specific identification and are presented as a component of revenue. Changes in valuation allowances are included in investment gains (losses).

     Unrealized investment gains and losses on equity securities and fixed maturities available for sale held by the Company are accounted for as a separate component of accumulated comprehensive income, net of related deferred Federal income taxes, amounts attributable to discontinued operations, participating group annuity contracts and deferred policy acquisition costs ("DAC") related to universal life and investment-type products and participating traditional life contracts.

 Recognition of Insurance Income and Related Expenses

     Premiums from universal life and investment-type contracts are reported as deposits to policyholders' account balances. Revenues from these contracts consist of amounts assessed during the period against policyholders' account balances for mortality charges, policy administration charges and surrender charges. Policy benefits and claims that are charged to expense include benefit claims incurred in the period in excess of related policyholders' account balances.

     Premiums from participating and non-participating traditional life and annuity policies with life contingencies generally are recognized as income when due. Benefits and expenses are matched with such income so as to result in the recognition of profits over the life of the contracts. This match is accomplished by means of the provision for liabilities for future policy benefits and the deferral and subsequent amortization of policy acquisition costs.

                                     SAI-76

--------------------------------------------------------------------------------

     For contracts with a single premium or a limited number of premium payments due over a significantly shorter period than the total period over which benefits are provided, premiums are recorded as income when due with any excess profit deferred and recognized in income in a constant relationship to insurance in force or, for annuities, the amount of expected future benefit payments.

     Premiums from individual health contracts are recognized as income over the period to which the premiums relate in proportion to the amount of insurance protection provided.

 Deferred Policy Acquisition Costs

     The costs of acquiring new business, principally commissions, underwriting, agency and policy issue expenses, all of which vary with and are primarily related to the production of new business, are deferred. DAC is subject to recoverability testing at the time of policy issue and loss recognition testing at the end of each accounting period.

     For universal life products and investment-type products, DAC is amortized over the expected total life of the contract group (periods ranging from 25 to 35 years and 5 to 17 years, respectively) as a constant percentage of estimated gross profits arising principally from investment results, mortality and expense margins and surrender charges based on historical and anticipated future experience, updated at the end of each accounting period. The effect on the amortization of DAC of revisions to estimated gross profits is reflected in earnings in the period such estimated gross profits are revised. The effect on the DAC asset that would result from realization of unrealized gains (losses) is recognized with an offset to accumulated other comprehensive income in consolidated shareholder's equity as of the balance sheet date.

     For participating traditional life policies (substantially all of which are in the Closed Block), DAC is amortized over the expected total life of the contract group (40 years) as a constant percentage based on the present value of the estimated gross margin amounts expected to be realized over the life of the contracts using the expected investment yield. At December 31, 1998, the expected investment yield, excluding policy loans, generally ranged from 7.29% grading to 6.5% over a 20 year period. Estimated gross margin includes anticipated premiums and investment results less claims and administrative expenses, changes in the net level premium reserve and expected annual policyholder dividends. The effect on the amortization of DAC of revisions to estimated gross margins is reflected in earnings in the period such estimated gross margins are revised. The effect on the DAC asset that would result from realization of unrealized gains (losses) is recognized with an offset to accumulated comprehensive income in consolidated shareholder's equity as of the balance sheet date.

     For non-participating traditional life and annuity policies with life contingencies, DAC is amortized in proportion to anticipated premiums. Assumptions as to anticipated premiums are estimated at the date of policy issue and are consistently applied during the life of the contracts. Deviations from estimated experience are reflected in earnings in the period such deviations occur. For these contracts, the amortization periods generally are for the total life of the policy.

     For individual health benefit insurance, DAC is amortized over the expected average life of the contracts (10 years for major medical policies and 20 years for disability income ("DI") products) in proportion to anticipated premium revenue at time of issue.

 Policyholders' Account Balances and Future Policy Benefits

     Policyholders' account balances for universal life and investment-type contracts are equal to the policy account values. The policy account values represents an accumulation of gross premium payments plus credited interest less expense and mortality charges and withdrawals.

                                     SAI-77

--------------------------------------------------------------------------------

     For participating traditional life policies, future policy benefit liabilities are calculated using a net level premium method on the basis of actuarial assumptions equal to guaranteed mortality and dividend fund interest rates. The liability for annual dividends represents the accrual of annual dividends earned. Terminal dividends are accrued in proportion to gross margins over the life of the contract.

     For non-participating traditional life insurance policies, future policy benefit liabilities are estimated using a net level premium method on the basis of actuarial assumptions as to mortality, persistency and interest established at policy issue. Assumptions established at policy issue as to mortality and persistency are based on the Insurance Group's experience which, together with interest and expense assumptions, includes a margin for adverse deviation. When the liabilities for future policy benefits plus the present value of expected future gross premiums for a product are insufficient to provide for expected future policy benefits and expenses for that product, DAC is written off and thereafter, if required, a premium deficiency reserve is established by a charge to earnings. Benefit liabilities for traditional annuities during the accumulation period are equal to accumulated contractholders' fund balances and after annuitization are equal to the present value of expected future payments. Interest rates used in establishing such liabilities range from 2.25% to 11.5% for life insurance liabilities and from 2.25% to 13.5% for annuity liabilities.

     During the fourth quarter of 1996 a loss recognition study of participating group annuity contracts and conversion annuities ("Pension Par") was completed which included management's revised estimate of assumptions, such as expected mortality and future investment returns. The study's results prompted management to establish a premium deficiency reserve which decreased earnings from continuing operations and net earnings by $47.5 million ($73.0 million pre-tax).

    Individual health benefit liabilities for active lives are estimated using the net level premium method and assumptions as to future morbidity, withdrawals and interest. Benefit liabilities for disabled lives are estimated using the present value of benefits method and experience assumptions as to claim terminations, expenses and interest.

     During the fourth quarter of 1996, the Company completed a loss recognition study of the DI business which incorporated management's revised estimates of future experience with regard to morbidity, investment returns, claims and administration expenses and other factors. The study indicated DAC was not recoverable and the reserves were not sufficient. Earnings from continuing operations and net earnings decreased by $208.0 million ($320.0 million pre-tax) as a result of strengthening DI reserves by $175.0 million and writing off unamortized DAC of $145.0 million related to DI products issued prior to July 1993. The determination of DI reserves requires making assumptions and estimates relating to a variety of factors, including morbidity and interest rates, claims experience and lapse rates based on then known facts and circumstances. Such factors as claim incidence and termination rates can be affected by changes in the economic, legal and regulatory environments and work ethic. While management believes its Pension Par and DI reserves have been calculated on a reasonable basis and are adequate, there can be no assurance reserves will be sufficient to provide for future liabilities.

     Claim reserves and associated liabilities for individual DI and major medical policies were $938.6 million and $886.7 million at December 31, 1998 and 1997, respectively. Incurred benefits (benefits paid plus changes in claim reserves) and benefits paid for individual DI and major medical policies (excluding reserve strengthening in 1996) are summarized as follows:

                                     SAI-78

--------------------------------------------------------------------------------


                                                          1998          1997          1996
                                                       ---------      --------      --------
                                                                   (IN MILLIONS)
Incurred benefits related to current year .........    $   202.1      $  190.2      $  189.0
Incurred benefits related to prior years ..........         22.2           2.1          69.1
                                                       ---------      --------      --------
Total Incurred Benefits ...........................    $   224.3      $  192.3      $  258.1
                                                       =========      ========      ========
Benefits paid related to current year .............    $    17.0      $   28.8      $   32.6
Benefits paid related to prior years ..............        155.4         146.2         153.3
                                                       ---------      --------      --------
Total Benefits Paid ...............................    $   172.4      $  175.0      $  185.9
                                                       =========      ========      ========

 Policyholders' Dividends

     The amount of policyholders' dividends to be paid (including those on policies included in the Closed Block) is determined annually by Equitable Life's board of directors. The aggregate amount of policyholders' dividends is related to actual interest, mortality, morbidity and expense experience for the year and judgment as to the appropriate level of statutory surplus to be retained by Equitable Life.

     At December 31, 1998, participating policies, including those in the Closed Block, represent approximately 19.9% ($49.3 billion) of directly written life insurance in force, net of amounts ceded.

 Federal Income Taxes

     The Company files a consolidated Federal income tax return with the Holding Company and its consolidated subsidiaries. Current Federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. Deferred income tax assets and liabilities are recognized based on the difference between financial statement carrying amounts and income tax bases of assets and liabilities using enacted income tax rates and laws.

 Separate Accounts

     Separate Accounts are established in conformity with the New York State Insurance Law and generally are not chargeable with liabilities that arise from any other business of the Insurance Group. Separate Accounts assets are subject to General Account claims only to the extent the value of such assets exceeds Separate Accounts liabilities.

     Assets and liabilities of the Separate Accounts, representing net deposits and accumulated net investment earnings less fees, held primarily for the benefit of contractholders, and for which the Insurance Group does not bear the investment risk, are shown as separate captions in the consolidated balance sheets. The Insurance Group bears the investment risk on assets held in one Separate Account; therefore, such assets are carried on the same basis as similar assets held in the General Account portfolio. Assets held in the other Separate Accounts are carried at quoted market values or, where quoted values are not available, at estimated fair values as determined by the Insurance Group.

     The investment results of Separate Accounts on which the Insurance Group does not bear the investment risk are reflected directly in Separate Accounts liabilities. For 1998, 1997 and 1996, investment results of such Separate Accounts were $4,591.0 million, $3,411.1 million and $2,970.6 million, respectively.

     Deposits to Separate Accounts are reported as increases in Separate Accounts liabilities and are not reported in revenues. Mortality, policy administration and surrender charges on all Separate Accounts are included in revenues.

                                     SAI-79

--------------------------------------------------------------------------------

 Employee Stock Option Plan

     The Company accounts for stock option plans sponsored by the Holding Company, DLJ and Alliance in accordance with the provisions of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and related interpretations. In accordance with the Statement, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the option price. See Note 22 for the pro forma disclosures for the Holding Company, DLJ and Alliance required by SFAS No. 123, "Accounting for Stock-Based Compensation".

3) INVESTMENTS

     The following tables provide additional information relating to fixed maturities and equity securities:

                                                                       GROSS          GROSS
                                                     AMORTIZED      UNREALIZED     UNREALIZED       ESTIMATED
                                                       COST            GAINS         LOSSES        FAIR VALUE
                                                  --------------   ------------   ------------   --------------
                                                                          (IN MILLIONS)
DECEMBER 31, 1998
Fixed Maturities:
 Available for Sale:
   Corporate ..................................    $  14,520.8       $  793.6       $  379.6      $  14,934.8
   Mortgage-backed ............................        1,807.9           23.3             .9          1,830.3
   U.S. Treasury securities and U.S. government
    and agency securities .....................        1,464.1          107.6             .7          1,571.0
   States and political subdivisions ..........           55.0            9.9             --             64.9
   Foreign governments ........................          363.3           20.9           30.0            354.2
   Redeemable preferred stock .................          242.7            7.0           11.2            238.5
                                                   -----------       --------       --------      -----------
Total Available for Sale ......................    $  18,453.8       $  962.3       $  422.4      $  18,993.7
                                                   ===========       ========       ========      ===========
 Held to Maturity: Corporate ..................    $     125.0       $     --       $     --      $     125.0
                                                   ===========       ========       ========      ===========
Equity Securities:
 Common stock .................................    $      58.3       $  114.9       $   22.5      $     150.7
                                                   ===========       ========       ========      ===========
DECEMBER 31, 1997
Fixed Maturities:
 Available for Sale:
   Corporate ..................................    $  14,850.5       $  785.0       $   74.5      $  15,561.0
   Mortgage-backed ............................        1,702.8           23.5            1.3          1,725.0
   U.S. Treasury securities and U.S. government
    and agency securities .....................        1,583.2           83.9             .6          1,666.5
   States and political subdivisions ..........           52.8            6.8             .1             59.5
   Foreign governments ........................          442.4           44.8            2.0            485.2
   Redeemable preferred stock .................          128.0            6.7            1.0            133.7
                                                   -----------       --------       --------      -----------
Total Available for Sale ......................    $  18,759.7       $  950.7       $   79.5      $  19,630.9
                                                   ===========       ========       ========      ===========
Equity Securities:
 Common stock .................................    $     408.4       $   48.7       $   15.0      $     442.1
                                                   ===========       ========       ========      ===========


                                     SAI-80

--------------------------------------------------------------------------------

     For publicly traded fixed maturities and equity securities, estimated fair value is determined using quoted market prices. For fixed maturities without a readily ascertainable market value, the Company determines an estimated fair value using a discounted cash flow approach, including provisions for credit risk, generally based on the assumption such securities will be held to maturity. Estimated fair values for equity securities, substantially all of which do not have a readily ascertainable market value, have been determined by the Company. Such estimated fair values do not necessarily represent the values for which these securities could have been sold at the dates of the consolidated balance sheets. At December 31, 1998 and 1997, securities without a readily ascertainable market value having an amortized cost of $3,539.9 million and $3,759.2 million, respectively, had estimated fair values of $3,748.5 million and $3,903.9 million, respectively.

     The contractual maturity of bonds at December 31, 1998 is shown below:

                                               AVAILABLE FOR SALE
                                          -----------------------------
                                            AMORTIZED       ESTIMATED
                                               COST         FAIR VALUE
                                          -------------   -------------
                                                  (IN MILLIONS)
Due in one year or less ...............    $    324.8      $    323.4
Due in years two through five .........       3,778.2         3,787.9
Due in years six through ten ..........       6,543.4         6,594.1
Due after ten years ...................       5,756.8         6,219.5
Mortgage-backed securities ............       1,807.9         1,830.3
                                           ----------      ----------
Total .................................    $ 18,211.1      $ 18,755.2
                                           ==========      ==========

     Corporate bonds held to maturity with an amortized cost and estimated fair value of $125.0 million are due in one year or less.

     Bonds not due at a single maturity date have been included in the above table in the year of final maturity. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

     The Insurance Group's fixed maturity investment portfolio includes corporate high yield securities consisting of public high yield bonds, redeemable preferred stocks and directly negotiated debt in leveraged buyout transactions. The Insurance Group seeks to minimize the higher than normal credit risks associated with such securities by monitoring concentrations in any single issuer or a particular industry group. Certain of these corporate high yield securities are classified as other than investment grade by the various rating agencies, i.e., a rating below Baa or National Association of Insurance Commissioners ("NAIC") designation of 3 (medium grade), 4 or 5 (below investment grade) or 6 (in or near default). At December 31, 1998, approximately 15.1% of the $18,336.1 million aggregate amortized cost of bonds held by the Company was considered to be other than investment grade.

     In addition, the Insurance Group is an equity investor in limited partnership interests which primarily invest in securities considered to be other than investment grade.

     Fixed maturity investments with restructured or modified terms are not material.


                                     SAI-81

--------------------------------------------------------------------------------

     Investment valuation allowances and changes thereto are shown below:

                                                                1998          1997          1996
                                                              --------      --------      --------
                                                                          (IN MILLIONS)
Balances, beginning of year ..............................    $  384.5      $  137.1      $  325.3
SFAS No. 121 release .....................................          --            --        (152.4)
Additions charged to income ..............................        86.2         334.6         125.0
Deductions for writedowns and asset dispositions .........      (240.1)        (87.2)       (160.8)
                                                              --------      --------      --------
Balances, End of Year ....................................    $  230.6      $  384.5      $  137.1
                                                              ========      ========      ========
Balances, end of year comprise:
 Mortgage loans on real estate ...........................    $   34.3      $   55.8      $   50.4
 Equity real estate ......................................       196.3         328.7          86.7
                                                              --------      --------      --------
Total ....................................................    $  230.6      $  384.5      $  137.1
                                                              ========      ========      ========

     At December 31, 1998, the carrying value of fixed maturities which are non-income producing for the twelve months preceding the consolidated balance sheet date was $60.8 million.

     At December 31, 1998 and 1997, mortgage loans on real estate with scheduled payments 60 days (90 days for agricultural mortgages) or more past due or in foreclosure (collectively, "problem mortgage loans on real estate") had an amortized cost of $7.0 million (0.2% of total mortgage loans on real estate) and $23.4 million (0.9% of total mortgage loans on real estate), respectively.

     The payment terms of mortgage loans on real estate may from time to time be restructured or modified. The investment in restructured mortgage loans on real estate, based on amortized cost, amounted to $115.1 million and $183.4 million at December 31, 1998 and 1997, respectively. Gross interest income on restructured mortgage loans on real estate that would have been recorded in accordance with the original terms of such loans amounted to $10.3 million, $17.2 million and $35.5 million in 1998, 1997 and 1996, respectively. Gross interest income on these loans included in net investment income aggregated $8.3 million, $12.7 million and $28.2 million in 1998, 1997 and 1996, respectively.

     Impaired mortgage loans (as defined under SFAS No. 114) along with the related provision for losses were as follows:

                                                                       DECEMBER 31,
                                                                 -------------------------
                                                                     1998          1997
                                                                 -----------   -----------
                                                                       (IN MILLIONS)
Impaired mortgage loans with provision for losses ............    $  125.4      $  196.7
Impaired mortgage loans without provision for losses .........         8.6           3.6
                                                                  --------      --------
Recorded investment in impaired mortgage loans ...............       134.0         200.3
Provision for losses .........................................       (29.0)        (51.8)
                                                                  --------      --------
Net Impaired Mortgage Loans ..................................    $  105.0      $  148.5
                                                                  ========      ========

     Impaired mortgage loans without provision for losses are loans where the fair value of the collateral or the net present value of the expected future cash flows related to the loan equals or exceeds the recorded investment. Interest income earned on loans where the collateral value is used to measure impairment is recorded on a cash basis. Interest income on loans where the present value method is used to measure

                                     SAI-82

--------------------------------------------------------------------------------

impairment is accrued on the net carrying value amount of the loan at the interest rate used to discount the cash flows. Changes in the present value attributable to changes in the amount or timing of expected cash flows are reported as investment gains or losses.

     During 1998, 1997 and 1996, respectively, the Company's average recorded investment in impaired mortgage loans was $161.3 million, $246.9 million and $552.1 million. Interest income recognized on these impaired mortgage loans totaled $12.3 million, $15.2 million and $38.8 million ($.9 million, $2.3 million and $17.9 million recognized on a cash basis) for 1998, 1997 and 1996, respectively.

     The Insurance Group's investment in equity real estate is through direct ownership and through investments in real estate joint ventures. At December 31, 1998 and 1997, the carrying value of equity real estate held for sale amounted to $836.2 million and $1,023.5 million, respectively. For 1998, 1997 and 1996, respectively, real estate of $7.1 million, $152.0 million and $58.7 million was acquired in satisfaction of debt. At December 31, 1998 and 1997, the Company owned $552.3 million and $693.3 million, respectively, of real estate acquired in satisfaction of debt.

     Depreciation of real estate held for production of income is computed using the straight-line method over the estimated useful lives of the properties, which generally range from 40 to 50 years. Accumulated depreciation on real estate was $374.8 million and $541.1 million at December 31, 1998 and 1997, respectively. Depreciation expense on real estate totaled $30.5 million, $74.9 million and $91.8 million for 1998, 1997 and 1996, respectively.

                                     SAI-83

--------------------------------------------------------------------------------

4) JOINT VENTURES AND PARTNERSHIPS

     Summarized combined financial information for real estate joint ventures (25 and 29 individual ventures as of December 31, 1998 and 1997, respectively) and for limited partnership interests accounted for under the equity method, in which the Company has an investment of $10.0 million or greater and an equity interest of 10% or greater, is as follows:

                                                                                 DECEMBER 31,
                                                                         ----------------------------
                                                                             1998            1997
                                                                         ------------   -------------
                                                                                (IN MILLIONS)
BALANCE SHEETS
Investments in real estate, at depreciated cost ......................    $   913.7      $  1,700.9
Investments in securities, generally at estimated fair value .........        636.9         1,374.8
Cash and cash equivalents ............................................         85.9           105.4
Other assets .........................................................        279.8           584.9
                                                                          ---------      ----------
Total Assets .........................................................    $ 1,916.3      $  3,766.0
                                                                          =========      ==========
Borrowed funds -- third party ........................................    $   367.1      $    493.4
Borrowed funds -- the Company ........................................         30.1            31.2
Other liabilities ....................................................        197.2           284.0
                                                                          ---------      ----------
Total liabilities ....................................................        594.4           808.6
                                                                          ---------      ----------
Partners' capital ....................................................      1,321.9         2,957.4
                                                                          ---------      ----------
Total Liabilities and Partners' Capital ..............................    $ 1,916.3      $  3,766.0
                                                                          =========      ==========
Equity in partners' capital included above ...........................    $   312.9      $    568.5
Equity in limited partnership interests not included above ...........        442.1           331.8
Other ................................................................           .7             4.3
                                                                          ---------      ----------
Carrying Value .......................................................    $   755.7      $    904.6
                                                                          =========      ==========

                                                                 1998          1997          1996
                                                               --------      --------      --------
                                                                           (IN MILLIONS)
STATEMENTS OF EARNINGS
Revenues of real estate joint ventures ....................    $  246.1      $  310.5      $  348.9
Revenues of other limited partnership interests ...........       128.9         506.3         386.1
Interest expense -- third party ...........................       (33.3)        (91.8)       (111.0)
Interest expense -- the Company ...........................        (2.6)         (7.2)        (30.0)
Other expenses ............................................      (197.0)       (263.6)       (282.5)
                                                               --------      --------      --------
Net Earnings ..............................................    $  142.1      $  454.2      $  311.5
                                                               ========      ========      ========
Equity in net earnings included above .....................    $   59.6      $   76.7      $   73.9
Equity in net earnings of limited partnership interests not
 included above ...........................................        22.7          69.5          35.8
Other .....................................................          --           (.9)           .9
                                                               --------      --------      --------
Total Equity in Net Earnings ..............................    $   82.3      $  145.3      $  110.6
                                                               ========      ========      ========


                                     SAI-84

--------------------------------------------------------------------------------

5) NET INVESTMENT INCOME AND INVESTMENT GAINS (LOSSES)

     The sources of net investment income are summarized as follows:

                                              1998            1997            1996
                                           ----------      ----------      ----------
                                                          (IN MILLIONS)
Fixed maturities ......................    $  1,489.0      $  1,459.4      $  1,307.4
Mortgage loans on real estate .........         235.4           260.8           303.0
Equity real estate ....................         356.1           390.4           442.4
Other equity investments ..............          83.8           156.9           122.0
Policy loans ..........................         144.9           177.0           160.3
Other investment income ...............         185.7           181.7           217.4
                                           ----------      ----------      ----------
 Gross investment income ..............       2,494.9         2,626.2         2,552.5
 Investment expenses ..................        (266.8)         (343.4)         (348.9)
                                           ----------      ----------      ----------
Net Investment Income .................    $  2,228.1      $  2,282.8      $  2,203.6
                                           ==========      ==========      ==========

     Investment gains (losses), net, including changes in the valuation allowances, are summarized as follows:

                                                     1998           1997         1996
                                                   --------       --------      -------
                                                               (IN MILLIONS)
Fixed maturities ..............................    $  (24.3)      $   88.1      $  60.5
Mortgage loans on real estate .................       (10.9)         (11.2)       (27.3)
Equity real estate ............................        74.5         (391.3)       (79.7)
Other equity investments ......................        29.9           14.1         18.9
Sale of subsidiaries ..........................        (2.6)         252.1           --
Issuance and sales of Alliance Units ..........        19.8             --         20.6
Issuance and sale of DLJ common stock .........        18.2            3.0           --
Other .........................................        (4.4)            --         (2.8)
                                                   --------       --------      -------
Investment Gains (Losses), Net ................    $  100.2       $  (45.2)     $  (9.8)
                                                   ========       ========      =======

     Writedowns of fixed maturities amounted to $101.6 million, $11.7 million and $29.9 million for 1998, 1997 and 1996, respectively, and writedowns of equity real estate subsequent to the adoption of SFAS No. 121 amounted to $136.4 million for 1997. In the fourth quarter of 1997, the Company reclassified $1,095.4 million depreciated cost of equity real estate from real estate held for the production of income to real estate held for sale. Additions to valuation allowances of $227.6 million were recorded upon these transfers. Additionally, in fourth quarter 1997, $132.3 million of writedowns on real estate held for production of income were recorded.

     For 1998, 1997 and 1996, respectively, proceeds received on sales of fixed maturities classified as available for sale amounted to $15,961.0 million, $9,789.7 million and $8,353.5 million. Gross gains of $149.3 million, $166.0 million and $154.2 million and gross losses of $95.1 million, $108.8 million and $92.7 million, respectively, were realized on these sales. The change in unrealized investment gains (losses) related to fixed maturities classified as available for sale for 1998, 1997 and 1996 amounted to $(331.7) million, $513.4 million and $(258.0) million, respectively.

                                     SAI-85

--------------------------------------------------------------------------------

     For 1998, 1997 and 1996, investment results passed through to certain participating group annuity contracts as interest credited to policyholders' account balances amounted to $136.9 million, $137.5 million and $136.7 million, respectively.

     On June 10, 1997, Equitable Life sold EREIM (other than its interest in Column Financial, Inc.) ("ERE") to Lend Lease Corporation Limited ("Lend Lease"), a publicly traded, international property and financial services company based in Sydney, Australia. The total purchase price was $400.0 million and consisted of $300.0 million in cash and a $100.0 million note which was paid in 1998. The Company recognized an investment gain of $162.4 million, net of Federal income tax of $87.4 million as a result of this transaction. Equitable Life entered into long-term advisory agreements whereby ERE continues to provide substantially the same services to Equitable Life's General Account and Separate Accounts, for substantially the same fees, as provided prior to the sale.

     Through June 10, 1997 and for the year ended December 31, 1996, respectively, the businesses sold reported combined revenues of $91.6 million and $226.1 million and combined net earnings of $10.7 million and $30.7 million.

     In 1996, Alliance acquired the business of Cursitor Holdings L.P. and Cursitor Holdings Limited (collectively, "Cursitor") for approximately $159.0 million. The purchase price consisted of $94.3 million in cash, 1.8 million of Alliance's publicly traded units ("Alliance Units"), 6% notes aggregating $21.5 million payable ratably over four years, and additional consideration to be determined at a later date but currently estimated to not exceed $10.0 million. The excess of the purchase price, including acquisition costs and minority interest, over the fair value of Cursitor's net assets acquired resulted in the recognition of intangible assets consisting of costs assigned to contracts acquired and goodwill of approximately $122.8 million and $38.3 million, respectively. The Company recognized an investment gain of $20.6 million as a result of the issuance of Alliance Units in this transaction. On June 30, 1997, Alliance reduced the recorded value of goodwill and contracts associated with Alliance's acquisition of Cursitor by $120.9 million. This charge reflected Alliance's view that Cursitor's continuing decline in assets under management and its reduced profitability, resulting from relative investment underperformance, no longer supported the carrying value of its investment. As a result, the Company's earnings from continuing operations before cumulative effect of accounting change for 1997 included a charge of $59.5 million, net of a Federal income tax benefit of $10.0 million and minority interest of $51.4 million. The remaining balance of intangible assets is being amortized over its estimated useful life of 20 years. At December 31, 1998, the Company's ownership of Alliance Units was approximately 56.7%.

                                     SAI-86

--------------------------------------------------------------------------------

     Net unrealized investment gains (losses), included in the consolidated balance sheets as a component of accumulated comprehensive income and the changes for the corresponding years, are summarized as follows:

                                                                      1998          1997          1996
                                                                    --------      --------      --------
                                                                                (IN MILLIONS)
Balance, beginning of year .....................................    $  533.6      $  189.9      $  396.5
Changes in unrealized investment gains (losses) ................      (242.4)        543.3        (297.6)
Changes in unrealized investment losses (gains) attributable to:
 Participating group annuity contracts .........................        (5.7)         53.2            --
 DAC ...........................................................        13.2         (89.0)         42.3
 Deferred Federal income taxes .................................        85.4        (163.8)         48.7
                                                                    --------      --------      --------
Balance, End of Year ...........................................    $  384.1      $  533.6      $  189.9
                                                                    ========      ========      ========
Balance, end of year comprises:
 Unrealized investment gains on:
   Fixed maturities ............................................    $  539.9      $  871.2      $  357.8
   Other equity investments ....................................        92.4          33.7          31.6
   Other, principally Closed Block .............................       111.1          80.9          53.1
                                                                    --------      --------      --------
    Total ......................................................       743.4         985.8         442.5
 Amounts of unrealized investment gains attributable to:
   Participating group annuity contracts .......................       (24.7)        (19.0)        (72.2)
   DAC .........................................................      (127.8)       (141.0)        (52.0)
   Deferred Federal income taxes ...............................      (206.8)       (292.2)       (128.4)
                                                                    --------      --------      --------
Total ..........................................................    $  384.1      $  533.6      $  189.9
                                                                    ========      ========      ========


                                     SAI-87

--------------------------------------------------------------------------------

6) ACCUMULATED OTHER COMPREHENSIVE INCOME

     Accumulated other comprehensive income represents cumulative gains and losses on items that are not reflected in earnings. The balances for the years 1998, 1997 and 1996 are as follows:

                                                             1998          1997          1996
                                                           --------      --------      --------
                                                                       (IN MILLIONS)
Unrealized gains on investments .......................    $  384.1      $  533.6      $  189.9
Minimum pension liability .............................       (28.3)        (17.3)        (12.9)
                                                           --------      --------      --------
Total Accumulated Other Comprehensive Income ..........    $  355.8      $  516.3      $  177.0
                                                           ========      ========      ========

     The components of other comprehensive income for the years 1998, 1997 and 1996 are as follows:

                                                                         1998          1997           1996
                                                                       --------      --------       --------
                                                                                   (IN MILLIONS)
Net unrealized gains (losses) on investment securities:
 Net unrealized gains (losses) arising during the period .........     $ (186.1)     $  564.0       $ (249.8)
 Reclassification adjustment for (gains) losses included in net
   earnings ......................................................        (56.3)        (20.7)         (47.8)
                                                                       --------      --------       --------
Net unrealized gains (losses) on investment securities ...........       (242.4)        543.3         (297.6)
Adjustments for policyholder liabilities, DAC and deferred
 Federal income taxes ............................................         92.9        (199.6)          91.0
                                                                       --------      --------       --------
Change in unrealized gains (losses), net of reclassification and
 adjustments .....................................................       (149.5)        343.7         (206.6)
Change in minimum pension liability ..............................        (11.0)         (4.4)          22.2
                                                                       --------      --------       --------
Total Other Comprehensive Income .................................     $ (160.5)     $  339.3       $ (184.4)
                                                                       ========      ========       ========


                                     SAI-88

--------------------------------------------------------------------------------

7) CLOSED BLOCK

     Summarized financial information for the Closed Block follows:

                                                                               DECEMBER 31,
                                                                       -----------------------------
                                                                            1998            1997
                                                                       -------------   -------------
                                                                               (IN MILLIONS)
Assets
Fixed Maturities:
 Available for sale, at estimated fair value (amortized cost,
   $4,149.0 and $4,059.4) ..........................................    $  4,373.2      $  4,231.0
Mortgage loans on real estate ......................................       1,633.4         1,341.6
Policy loans .......................................................       1,641.2         1,700.2
Cash and other invested assets .....................................          86.5           282.0
DAC ................................................................         676.5           775.2
Other assets .......................................................         221.6           236.6
                                                                        ----------      ----------
Total Assets .......................................................    $  8,632.4      $  8,566.6
                                                                        ==========      ==========
Liabilities
Future policy benefits and policyholders' account balances .........    $  9,013.1      $  8,993.2
Other liabilities ..................................................          63.9            80.5
                                                                        ----------      ----------
Total Liabilities ..................................................    $  9,077.0      $  9,073.7
                                                                        ==========      ==========

                                                                   1998          1997          1996
                                                                 --------      --------      --------
                                                                             (IN MILLIONS)
Revenues
Premiums and other revenue ..................................    $  661.7      $  687.1      $  724.8
Investment income (net of investment expenses of $15.5, $27.0
 and $27.3) .................................................       569.7         574.9         546.6
Investment losses, net ......................................          .5         (42.4)         (5.5)
                                                                 --------      --------      --------
 Total revenues .............................................     1,231.9       1,219.6       1,265.9
                                                                 --------      --------      --------
Benefits and Other Deductions
Policyholders' benefits and dividends .......................     1,082.0       1,066.7       1,106.3
Other operating costs and expenses ..........................        62.8          50.4          34.6
                                                                 --------      --------      --------
 Total benefits and other deductions ........................     1,144.8       1,117.1       1,140.9
                                                                 --------      --------      --------
Contribution from the Closed Block ..........................    $   87.1      $  102.5      $  125.0
                                                                 ========      ========      ========

     At December 31, 1998 and 1997, problem mortgage loans on real estate had an amortized cost of $5.1 million and $8.1 million, respectively, and mortgage loans on real estate for which the payment terms have been restructured had an amortized cost of $26.0 million and $70.5 million, respectively.

                                     SAI-89

--------------------------------------------------------------------------------

     Impaired mortgage loans (as defined under SFAS No. 114) along with the related provision for losses were as follows:

                                                                       DECEMBER 31,
                                                                 ------------------------
                                                                    1998          1997
                                                                 ----------   -----------
                                                                      (IN MILLIONS)
Impaired mortgage loans with provision for losses ............    $  55.5      $  109.1
Impaired mortgage loans without provision for losses .........        7.6            .6
                                                                  -------      --------
Recorded investment in impaired mortgages ....................       63.1         109.7
Provision for losses .........................................      (10.1)        (17.4)
                                                                  -------      --------
Net Impaired Mortgage Loans ..................................    $  53.0      $   92.3
                                                                  =======      ========

     During 1998, 1997 and 1996, the Closed Block's average recorded investment in impaired mortgage loans was $85.5 million, $110.2 million and $153.8 million, respectively. Interest income recognized on these impaired mortgage loans totaled $4.7 million, $9.4 million and $10.9 million ($1.5 million, $4.1 million and $4.7 million recognized on a cash basis) for 1998, 1997 and 1996, respectively.

     Valuation allowances amounted to $11.1 million and $18.5 million on mortgage loans on real estate and $15.4 million and $16.8 million on equity real estate at December 31, 1998 and 1997, respectively. As of January 1, 1996, the adoption of SFAS No. 121 resulted in the recognition of impairment losses of $5.6 million on real estate held for production of income. Writedowns of fixed maturities amounted to $3.5 million and $12.8 million for 1997 and 1996, respectively. Writedowns of equity real estate subsequent to the adoption of SFAS No. 121 amounted to $28.8 million for 1997.

     In the fourth quarter of 1997, $72.9 million depreciated cost of equity real estate held for production of income was reclassified to equity real estate held for sale. Additions to valuation allowances of $15.4 million were recorded upon these transfers. Additionally, in fourth quarter 1997, $28.8 million of writedowns on real estate held for production of income were recorded.

     Many expenses related to Closed Block operations are charged to operations outside of the Closed Block; accordingly, the contribution from the Closed Block does not represent the actual profitability of the Closed Block operations. Operating costs and expenses outside of the Closed Block are, therefore, disproportionate to the business outside of the Closed Block.

                                     SAI-90

--------------------------------------------------------------------------------

8) DISCONTINUED OPERATIONS

     Summarized financial information for discontinued operations follows:

                                                        DECEMBER 31,
                                                 --------------------------
                                                     1998           1997
                                                 ------------   -----------
                                                       (IN MILLIONS)
Assets
Mortgage loans on real estate ................    $   553.9      $   635.2
Equity real estate ...........................        611.0          874.5
Other equity investments .....................        115.1          209.3
Other invested assets ........................         24.9          152.4
                                                  ---------      ---------
 Total investments ...........................      1,304.9        1,871.4
Cash and cash equivalents ....................         34.7          106.8
Other assets .................................        219.0          243.8
                                                  ---------      ---------
Total Assets .................................    $ 1,558.6      $ 2,222.0
                                                  =========      =========
Liabilities
Policyholders' liabilities ...................    $ 1,021.7      $ 1,048.3
Allowance for future losses ..................        305.1          259.2
Amounts due to continuing operations .........          2.7          572.8
Other liabilities ............................        229.1          341.7
                                                  ---------      ---------
Total Liabilities ............................    $ 1,558.6      $ 2,222.0
                                                  =========      =========

                                                                              1998          1997          1996
                                                                            --------      --------      --------
                                                                                        (IN MILLIONS)
Revenues
Investment income (net of investment expenses of $63.3, $97.3
 and $127.5) ...........................................................    $  160.4      $  188.6      $  245.4
Investment gains (losses), net .........................................        35.7        (173.7)        (18.9)
Policy fees, premiums and other income .................................        (4.3)           .2            .2
                                                                            --------      --------      --------
Total revenues .........................................................       191.8          15.1         226.7
Benefits and other deductions ..........................................       141.5         169.5         250.4
Earnings added (losses charged) to allowance for future losses .........        50.3        (154.4)        (23.7)
                                                                            --------      --------      --------
Pre-tax loss from operations ...........................................          --            --            --
Pre-tax earnings from releasing (loss from strengthening) of the
 allowance for future losses ...........................................         4.2        (134.1)       (129.0)
Federal income tax (expense) benefit ...................................        (1.5)         46.9          45.2
                                                                            --------      --------      --------
Earnings (Loss) from Discontinued Operations ...........................    $    2.7      $  (87.2)     $  (83.8)
                                                                            ========      ========      ========

     The Company's quarterly process for evaluating the allowance for future losses applies the current period's results of the discontinued operations against the allowance, re-estimates future losses and adjusts the allowance, if appropriate. Additionally, as part of the Company's annual planning process which takes

                                     SAI-91

--------------------------------------------------------------------------------

place in the fourth quarter of each year, investment and benefit cash flow projections are prepared. These updated assumptions and estimates resulted in a release of allowance in 1998 and strengthening of allowance in 1997 and 1996.

     In the fourth quarter of 1997, $329.9 million depreciated cost of equity real estate was reclassified from equity real estate held for production of income to real estate held for sale. Additions to valuation allowances of $79.8 million were recognized upon these transfers. Additionally, in fourth quarter 1997, $92.5 million of writedowns on real estate held for production of income were recognized.

     Benefits and other deductions includes $26.6 million, $53.3 million and $114.3 million of interest expense related to amounts borrowed from continuing operations in 1998, 1997 and 1996, respectively.

     Valuation allowances amounted to $3.0 million and $28.4 million on mortgage loans on real estate and $34.8 million and $88.4 million on equity real estate at December 31, 1998 and 1997, respectively. As of January 1, 1996, the adoption of SFAS No. 121 resulted in a release of existing valuation allowances of $71.9 million on equity real estate and recognition of impairment losses of $69.8 million on real estate held for production of income. Writedowns of equity real estate subsequent to the adoption of SFAS No. 121 amounted to $95.7 million and $12.3 million for 1997 and 1996, respectively.

     At December 31, 1998 and 1997, problem mortgage loans on real estate had amortized costs of $1.1 million and $11.0 million, respectively, and mortgage loans on real estate for which the payment terms have been restructured had amortized costs of $3.5 million and $109.4 million, respectively.

     Impaired mortgage loans (as defined under SFAS No. 114) along with the related provision for losses were as follows:

                                                                      DECEMBER 31,
                                                                 -----------------------
                                                                    1998         1997
                                                                 ---------   -----------
                                                                      (IN MILLIONS)
Impaired mortgage loans with provision for losses ............    $  6.7      $  101.8
Impaired mortgage loans without provision for losses .........       8.5            .2
                                                                  ------      --------
Recorded investment in impaired mortgages ....................      15.2         102.0
Provision for losses .........................................      (2.1)        (27.3)
                                                                  ------      --------
Net Impaired Mortgage Loans ..................................    $ 13.1      $   74.7
                                                                  ======      ========

     During 1998, 1997 and 1996, the discontinued operations' average recorded investment in impaired mortgage loans was $73.3 million, $89.2 million and $134.8 million, respectively. Interest income recognized on these impaired mortgage loans totaled $4.7 million, $6.6 million and $10.1 million ($3.4 million, $5.3 million and $7.5 million recognized on a cash basis) for 1998, 1997 and 1996, respectively.

     At December 31, 1998 and 1997, discontinued operations had carrying values of $50.0 million and $156.2 million, respectively, of real estate acquired in satisfaction of debt.

                                     SAI-92

--------------------------------------------------------------------------------

9) SHORT-TERM AND LONG-TERM DEBT

     Short-term and long-term debt consists of the following:

                                                                     DECEMBER 31,
                                                               -------------------------
                                                                   1998          1997
                                                               -----------   -----------
                                                                     (IN MILLIONS)
Short-term debt ............................................   $   179.3     $   422.2
                                                               ---------     ---------
Long-term debt:
Equitable Life:
 6.95% surplus notes scheduled to mature 2005 ..............       399.4         399.4
 7.70% surplus notes scheduled to mature 2015 ..............       199.7         199.7
 Other .....................................................          .3            .3
                                                               ---------     ---------
   Total Equitable Life ....................................       599.4         599.4
                                                               ---------     ---------
Wholly Owned and Joint Venture Real Estate:
 Mortgage notes, 5.91% -- 12.00%, due through 2017 .........       392.2         676.6
                                                               ---------     ---------
Alliance:
 Other .....................................................        10.8          18.5
                                                               ---------     ---------
Total long-term debt .......................................     1,002.4       1,294.5
                                                               ---------     ---------
Total Short-term and Long-term Debt ........................   $ 1,181.7     $ 1,716.7
                                                               =========     =========

 Short-term Debt

     Equitable Life has a $350.0 million bank credit facility available to fund short-term working capital needs and to facilitate the securities settlement process. The credit facility consists of two types of borrowing options with varying interest rates and expires in September 2000. The interest rates are based on external indices dependent on the type of borrowing and at December 31, 1998 range from 5.23% to 7.75%. There were no borrowings outstanding under this bank credit facility at December 31, 1998.

     Equitable Life has a commercial paper program with an issue limit of $500.0 million. This program is available for general corporate purposes used to support Equitable Life's liquidity needs and is supported by Equitable Life's existing $350.0 million bank credit facility. At December 31, 1998, there were no borrowings outstanding under this program.

     During July 1998, Alliance entered into a $425.0 million five-year revolving credit facility with a group of commercial banks which replaced a $250.0 million revolving credit facility. Under the facility, the interest rate, at the option of Alliance, is a floating rate generally based upon a defined prime rate, a rate related to the London Interbank Offered Rate ("LIBOR") or the Federal Funds Rate. A facility fee is payable on the total facility. During September 1998, Alliance increased the size of its commercial paper program from $250.0 million to $425.0 million. Borrowings from these two sources may not exceed $425.0 million in the aggregate. The revolving credit facility provides backup liquidity for commercial paper issued under Alliance's commercial paper program and can be used as a direct source of borrowing. The revolving credit facility contains covenants which require Alliance to, among other things, meet certain financial ratios. As of December 31, 1998, Alliance had commercial paper outstanding totaling $179.5 million at an effective interest rate of 5.5% and there were no borrowings outstanding under Alliance's revolving credit facility.


                                     SAI-93

--------------------------------------------------------------------------------

 Long-term Debt

     Several of the long-term debt agreements have restrictive covenants related to the total amount of debt, net tangible assets and other matters. The Company is in compliance with all debt covenants.

     The Company has pledged real estate, mortgage loans, cash and securities amounting to $640.2 million and $1,164.0 million at December 31, 1998 and 1997, respectively, as collateral for certain short-term and long-term debt.

     At December 31, 1998, aggregate maturities of the long-term debt based on required principal payments at maturity for 1999 and the succeeding four years are $322.8 million, $6.9 million, $1.7 million, $1.8 million and $2.0 million, respectively, and $668.0 million thereafter.

10) FEDERAL INCOME TAXES

     A summary of the Federal income tax expense in the consolidated statements of earnings is shown below:

                                           1998          1997         1996
                                         --------      --------      -------
                                                    (IN MILLIONS)
Federal income tax expense (benefit):
 Current ............................    $  283.3      $  186.5      $  97.9
 Deferred ...........................        69.8         (95.0)       (88.2)
                                         --------      --------      -------
Total ...............................    $  353.1      $   91.5      $   9.7
                                         ========      ========      =======

     The Federal income taxes attributable to consolidated operations are different from the amounts determined by multiplying the earnings before Federal income taxes and minority interest by the expected Federal income tax rate of 35%. The sources of the difference and the tax effects of each are as follows:

                                                     1998          1997         1996
                                                   --------      --------      -------
                                                              (IN MILLIONS)
Expected Federal income tax expense ...........    $  414.3      $  234.7      $  73.0
Non-taxable minority interest .................       (33.2)        (38.0)       (28.6)
Adjustment of tax audit reserves ..............        16.0         (81.7)         6.9
Equity in unconsolidated subsidiaries .........       (39.3)        (45.1)       (32.3)
Other .........................................        (4.7)         21.6         (9.3)
                                                   --------      --------      -------
Federal Income Tax Expense ....................    $  353.1      $   91.5      $   9.7
                                                   ========      ========      =======


                                     SAI-94

--------------------------------------------------------------------------------

     The components of the net deferred Federal income taxes are as follows:

                                                   DECEMBER 31, 1998            DECEMBER 31, 1997
                                              ---------------------------   --------------------------
                                                 ASSETS      LIABILITIES       ASSETS      LIABILITIES
                                              -----------   -------------   -----------   ------------
                                                                   (IN MILLIONS)
Compensation and related benefits .........    $  235.3        $   --        $  257.9        $   --
Other .....................................        27.8            --            30.7            --
DAC, reserves and reinsurance .............          --         231.4              --         222.8
Investments ...............................          --         364.4              --         405.7
                                               --------        ------        --------        ------
Total .....................................    $  263.1       $ 595.8        $  288.6       $ 628.5
                                               ========       =======        ========       =======

     The deferred Federal income taxes impacting operations reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The sources of these temporary differences and the tax effects of each are as follows:

                                                             1998          1997           1996
                                                           -------       --------       --------
                                                                       (IN MILLIONS)
DAC, reserves and reinsurance .........................    $  (7.7)      $   46.2       $ (156.2)
Investments ...........................................       46.8         (113.8)          78.6
Compensation and related benefits .....................       28.6            3.7           22.3
Other .................................................        2.1          (31.1)         (32.9)
                                                           -------       --------       --------
Deferred Federal Income Tax Expense (Benefit) .........    $  69.8       $  (95.0)      $  (88.2)
                                                           =======       ========       ========

     The Internal Revenue Service (the "IRS") is in the process of examining the Holding Company's consolidated Federal income tax returns for the years 1992 through 1996. Management believes these audits will have no material adverse effect on the Company's results of operations.

                                     SAI-95

--------------------------------------------------------------------------------

11) REINSURANCE AGREEMENTS

     The Insurance Group assumes and cedes reinsurance with other insurance companies. The Insurance Group evaluates the financial condition of its reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. Ceded reinsurance does not relieve the originating insurer of liability. The effect of reinsurance (excluding group life and health) is summarized as follows:

                                                                          1998          1997          1996
                                                                        --------      --------      --------
                                                                                    (IN MILLIONS)
Direct premiums ....................................................    $  438.8      $  448.6      $  461.4
Reinsurance assumed ................................................       203.6         198.3         177.5
Reinsurance ceded ..................................................       (54.3)        (45.4)        (41.3)
                                                                        --------      --------      --------
Premiums ...........................................................    $  588.1      $  601.5      $  597.6
                                                                        ========      ========      ========
Universal Life and Investment-type Product Policy Fee Income
 Ceded .............................................................    $   75.7      $   61.0      $   48.2
                                                                        ========      ========      ========
Policyholders' Benefits Ceded ......................................    $   85.9      $   70.6      $   54.1
                                                                        ========      ========      ========
Interest Credited to Policyholders' Account Balances Ceded .........    $   39.5      $   36.4      $   32.3
                                                                        ========      ========      ========

     Beginning in May 1997, the Company began reinsuring on a yearly renewal term basis 90% of the mortality risk on new issues of certain term, universal and variable life products. During 1996, the Company's retention limit on joint survivorship policies was increased to $15.0 million. Effective January 1, 1994, all in force business above $5.0 million was reinsured. The Insurance Group also reinsures the entire risk on certain substandard underwriting risks as well as in certain other cases.

     The Insurance Group cedes 100% of its group life and health business to a third party insurance company. Premiums ceded totaled $1.3 million, $1.6 million and $2.4 million for 1998, 1997 and 1996, respectively. Ceded death and disability benefits totaled $15.6 million, $4.3 million and $21.2 million for 1998, 1997 and 1996, respectively. Insurance liabilities ceded totaled $560.3 million and $593.8 million at December 31, 1998 and 1997, respectively.

12) EMPLOYEE BENEFIT PLANS

     The Company sponsors qualified and non-qualified defined benefit plans covering substantially all employees (including certain qualified part-time employees), managers and certain agents. The pension plans are non-contributory. Equitable Life's benefits are based on a cash balance formula or years of service and final average earnings, if greater, under certain grandfathering rules in the plans. Alliance's benefits are based on years of credited service, average final base salary and primary social security benefits. The Company's funding policy is to make the minimum contribution required by the Employee Retirement Income Security Act of 1974 ("ERISA").

                                     SAI-96

--------------------------------------------------------------------------------

     Components of net periodic pension cost (credit) for the qualified and non-qualified plans are as follows:

                                                               1998          1997         1996
                                                             --------      --------     --------
                                                                       (IN MILLIONS)
Service cost ...........................................     $   33.2      $   32.5     $   33.8
Interest cost on projected benefit obligations .........        129.2         128.2        120.8
Actual return on assets ................................       (175.6)       (307.6)      (181.4)
Net amortization and deferrals .........................          6.1         166.6         43.4
                                                             --------      --------     --------
Net Periodic Pension Cost (Credit) .....................     $   (7.1)     $   19.7     $   16.6
                                                             ========      ========     ========

     The plan's projected benefit obligation under the qualified and non-qualified plans was comprised of:

                                                          DECEMBER 31,
                                                  -----------------------------
                                                       1998            1997
                                                  -------------   -------------
                                                          (IN MILLIONS)
Benefit obligation, beginning of year .........    $  1,801.3      $  1,765.5
Service cost ..................................          33.2            32.5
Interest cost .................................         129.2           128.2
Actuarial (gains) losses ......................         108.4           (15.5)
Benefits paid .................................        (138.7)         (109.4)
                                                   ----------      ----------
Benefit Obligation, End of Year ...............    $  1,933.4      $  1,801.3
                                                   ==========      ==========

     The funded status of the qualified and non-qualified pension plans is as follows:

                                                                                  DECEMBER 31,
                                                                          -----------------------------
                                                                               1998            1997
                                                                          -------------   -------------
                                                                                  (IN MILLIONS)
Plan assets at fair value, beginning of year ..........................    $  1,867.4      $  1,626.0
Actual return on plan assets ..........................................         338.9           307.5
Contributions .........................................................            --            30.0
Benefits paid and fees ................................................        (123.2)          (96.1)
                                                                           ----------      ----------
Plan assets at fair value, end of year ................................       2,083.1         1,867.4
Projected benefit obligations .........................................       1,933.4         1,801.3
                                                                           ----------      ----------
Projected benefit obligations less than plan assets ...................         149.7            66.1
Unrecognized prior service cost .......................................          (7.5)           (9.9)
Unrecognized net loss from past experience different from that assumed           38.7            95.0
Unrecognized net asset at transition ..................................           1.5             3.1
                                                                           ----------      ----------
Prepaid Pension Cost ..................................................    $    182.4      $    154.3
                                                                           ==========      ==========

     The discount rate and rate of increase in future compensation levels used in determining the actuarial present value of projected benefit obligations were 7.0% and 3.83%, respectively, at December 31, 1998 and 7.25% and 4.07%, respectively, at December 31, 1997. As of January 1, 1998 and 1997, the expected long-term rate of return on assets for the retirement plan was 10.25%.

                                     SAI-97

--------------------------------------------------------------------------------

     The Company recorded, as a reduction of shareholders' equity an additional minimum pension liability of $28.3 million and $17.3 million, net of Federal income taxes, at December 31, 1998 and 1997, respectively, primarily representing the excess of the accumulated benefit obligation of the qualified pension plan over the accrued liability.

     The pension plan's assets include corporate and government debt securities, equity securities, equity real estate and shares of group trusts managed by Alliance.

     Prior to 1987, the qualified plan funded participants' benefits through the purchase of non-participating annuity contracts from Equitable Life. Benefit payments under these contracts were approximately $31.8 million, $33.2 million and $34.7 million for 1998, 1997 and 1996, respectively.

     The Company provides certain medical and life insurance benefits (collectively, "postretirement benefits") for qualifying employees, managers and agents retiring from the Company (i) on or after attaining age 55 who have at least 10 years of service or (ii) on or after attaining age 65 or (iii) whose jobs have been abolished and who have attained age 50 with 20 years of service. The life insurance benefits are related to age and salary at retirement. The costs of postretirement benefits are recognized in accordance with the provisions of SFAS No. 106. The Company continues to fund postretirement benefits costs on a pay-as-you-go basis and, for 1998, 1997 and 1996, the Company made estimated postretirement benefits payments of $28.4 million, $18.7 million and $18.9 million, respectively.

     The following table sets forth the postretirement benefits plan's status, reconciled to amounts recognized in the Company's consolidated financial statements:

                                                                              1998        1997        1996
                                                                             ------      ------      ------
                                                                                      (IN MILLIONS)
Service cost ............................................................    $  4.6      $  4.5      $  5.3
Interest cost on accumulated postretirement benefits obligation .........      33.6        34.7        34.6
Net amortization and deferrals ..........................................        .5         1.9         2.4
                                                                             ------      ------      ------
Net Periodic Postretirement Benefits Costs ..............................    $ 38.7      $ 41.1      $ 42.3
                                                                             ======      ======      ======

                                                                                   DECEMBER 31,
                                                                             -------------------------
                                                                                 1998          1997
                                                                             -----------   -----------
                                                                                   (IN MILLIONS)
Accumulated postretirement benefits obligation, beginning of year ........    $  490.8      $  388.5
Service cost .............................................................         4.6           4.5
Interest cost ............................................................        33.6          34.7
Contributions and benefits paid ..........................................       (28.4)         72.1
Actuarial (gains) losses .................................................       (10.2)         (9.0)
                                                                              --------      --------
Accumulated postretirement benefits obligation, end of year ..............       490.4         490.8
Unrecognized prior service cost ..........................................        31.8          40.3
Unrecognized net loss from past experience different from that assumed
 and from changes in assumptions .........................................      (121.2)       (140.6)
                                                                              --------      --------
Accrued Postretirement Benefits Cost .....................................    $  401.0      $  390.5
                                                                              ========      ========

     Since January 1, 1994, costs to the Company for providing these medical benefits available to retirees under age 65 are the same as those offered to active employees and medical benefits will be limited to 200% of 1993 costs for all participants.

                                     SAI-98

--------------------------------------------------------------------------------

     The assumed health care cost trend rate used in measuring the accumulated postretirement benefits obligation was 8.0% in 1998, gradually declining to 2.5% in the year 2009, and in 1997 was 8.75%, gradually declining to 2.75% in the year 2009. The discount rate used in determining the accumulated postretirement benefits obligation was 7.0% and 7.25% at December 31, 1998 and 1997, respectively.

     If the health care cost trend rate assumptions were increased by 1%, the accumulated postretirement benefits obligation as of December 31, 1998 would be increased 4.83%. The effect of this change on the sum of the service cost and interest cost would be an increase of 4.57%. If the health care cost trend rate assumptions were decreased by 1% the accumulated postretirement benefits obligation as of December 31, 1998 would be decreased by 5.6%. The effect of this change on the sum of the service cost and interest cost would be a decrease of 5.4%.

13) DERIVATIVES AND FAIR VALUE OF FINANCIAL INSTRUMENTS

 Derivatives

     The Insurance Group primarily uses derivatives for asset/liability risk management and for hedging individual securities. Derivatives mainly are utilized to reduce the Insurance Group's exposure to interest rate fluctuations. Accounting for interest rate swap transactions is on an accrual basis. Gains and losses related to interest rate swap transactions are amortized as yield adjustments over the remaining life of the underlying hedged security. Income and expense resulting from interest rate swap activities are reflected in net investment income. The notional amount of matched interest rate swaps outstanding at December 31, 1998 and 1997, respectively, was $880.9 million and $1,353.4 million. The average unexpired terms at December 31, 1998 ranged from 1 month to 4.3 years. At December 31, 1998, the cost of terminating swaps in a loss position was $8.0 million. Equitable Life has implemented an interest rate cap program designed to hedge crediting rates on interest-sensitive individual annuities contracts. The outstanding notional amounts at December 31, 1998 of contracts purchased and sold were $8,450.0 million and $875.0 million, respectively. The net premium paid by Equitable Life on these contracts was $54.8 million and is being amortized ratably over the contract periods ranging from 1 to 5 years. Income and expense resulting from this program are reflected as an adjustment to interest credited to policyholders' account balances.

     Substantially all of DLJ's activities related to derivatives are, by their nature trading activities which are primarily for the purpose of customer accommodations. DLJ enters into certain contractual agreements referred to as derivatives or off-balance-sheet financial instruments involving futures, forwards and options. DLJ's derivative activities consist of writing over-the-counter ("OTC") options to accommodate its customer needs, trading in forward contracts in U.S. government and agency issued or guaranteed securities and in futures contracts on equity-based indices, interest rate instruments and currencies and issuing structured products based on emerging market financial instruments and indices. DLJ's involvement in swap contracts and commodity derivative instruments is not significant.

 Fair Value of Financial Instruments

     The Company defines fair value as the quoted market prices for those instruments that are actively traded in financial markets. In cases where quoted market prices are not available, fair values are estimated using present value or other valuation techniques. The fair value estimates are made at a specific point in time, based on available market information and judgments about the financial instrument, including estimates of the timing and amount of expected future cash flows and the credit standing of counterparties. Such estimates do not reflect any premium or discount that could result from offering for sale at one time

                                     SAI-99

--------------------------------------------------------------------------------

the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized gains or losses. In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instrument.

     Certain financial instruments are excluded, particularly insurance liabilities other than financial guarantees and investment contracts. Fair market value of off-balance-sheet financial instruments of the Insurance Group was not material at December 31, 1998 and 1997.

     Fair values for mortgage loans on real estate are estimated by discounting future contractual cash flows using interest rates at which loans with similar characteristics and credit quality would be made. Fair values for foreclosed mortgage loans and problem mortgage loans are limited to the estimated fair value of the underlying collateral if lower.

     Fair values of policy loans are estimated by discounting the face value of the loans from the time of the next interest rate review to the present, at a rate equal to the excess of the current estimated market rates over the current interest rate charged on the loan.

     The estimated fair values for the Company's association plan contracts, supplementary contracts not involving life contingencies ("SCNILC") and annuities certain, which are included in policyholders' account balances, and guaranteed interest contracts are estimated using projected cash flows discounted at rates reflecting expected current offering rates.

     The estimated fair values for variable deferred annuities and single premium deferred annuities ("SPDA"), which are included in policyholders' account balances, are estimated by discounting the account value back from the time of the next crediting rate review to the present, at a rate equal to the excess of current estimated market rates offered on new policies over the current crediting rates.

     Fair values for long-term debt are determined using published market values, where available, or contractual cash flows discounted at market interest rates. The estimated fair values for non-recourse mortgage debt are determined by discounting contractual cash flows at a rate which takes into account the level of current market interest rates and collateral risk. The estimated fair values for recourse mortgage debt are determined by discounting contractual cash flows at a rate based upon current interest rates of other companies with credit ratings similar to the Company. The Company's carrying value of short-term borrowings approximates their estimated fair value.

                                    SAI-100

--------------------------------------------------------------------------------

     The following table discloses carrying value and estimated fair value for financial instruments not otherwise disclosed in Notes 3, 7 and 8:

                                                                                 DECEMBER 31,
                                                         ------------------------------------------------------------
                                                                     1998                           1997
                                                         ----------------------------   -----------------------------
                                                            CARRYING       ESTIMATED       CARRYING       ESTIMATED
                                                             VALUE        FAIR VALUE        VALUE         FAIR VALUE
                                                         -------------   ------------   -------------   -------------
                                                                                (IN MILLIONS)
Consolidated Financial Instruments:
Mortgage loans on real estate ........................    $  2,809.9      $  2,961.8     $  2,611.4      $  2,822.8
Other limited partnership interests ..................         562.6           562.6          509.4           509.4
Policy loans .........................................       2,086.7         2,370.7        2,422.9         2,493.9
Policyholders' account balances - investment contracts      12,892.0        13,396.0       12,611.0        12,714.0
Long-term debt .......................................       1,002.4         1,025.2        1,294.5         1,257.0

Closed Block Financial Instruments:
Mortgage loans on real estate ........................       1,633.4         1,703.5        1,341.6         1,420.7
Other equity investments .............................          56.4            56.4           86.3            86.3
Policy loans .........................................       1,641.2         1,929.7        1,700.2         1,784.2
SCNILC liability .....................................          25.0            25.0           27.6            30.3

Discontinued Operations Financial Instruments:
Mortgage loans on real estate ........................         553.9           599.9          655.5           779.9
Fixed maturities .....................................          24.9            24.9           38.7            38.7
Other equity investments .............................         115.1           115.1          209.3           209.3
Guaranteed interest contracts ........................          37.0            34.0           37.0            34.0
Long-term debt .......................................         147.1           139.8          296.4           297.6

14) COMMITMENTS AND CONTINGENT LIABILITIES

     The Company has provided, from time to time, certain guarantees or commitments to affiliates, investors and others. These arrangements include commitments by the Company, under certain conditions: to make capital contributions of up to $142.9 million to affiliated real estate joint ventures; and to provide equity financing to certain limited partnerships of $287.3 million at December 31, 1998, under existing loan or loan commitment agreements.

     Equitable Life is the obligor under certain structured settlement agreements which it had entered into with unaffiliated insurance companies and beneficiaries. To satisfy its obligations under these agreements, Equitable Life owns single premium annuities issued by previously wholly owned life insurance subsidiaries. Equitable Life has directed payment under these annuities to be made directly to the beneficiaries under the structured settlement agreements. A contingent liability exists with respect to these agreements should the previously wholly owned subsidiaries be unable to meet their obligations. Management believes the satisfaction of those obligations by Equitable Life is remote.

     The Insurance Group had $24.7 million of letters of credit outstanding at December 31, 1998.

                                     SAI-101

--------------------------------------------------------------------------------

15) LITIGATION

 Major Medical Insurance Cases

     Equitable Life agreed to settle, subject to court approval, previously disclosed cases involving lifetime guaranteed renewable major medical insurance policies issued by Equitable Life in five states. Plaintiffs in these cases claimed that Equitable Life's method for determining premium increases breached the terms of certain forms of the policies and was misrepresented. In certain cases plaintiffs also claimed that Equitable Life misrepresented to policyholders that premium increases had been approved by insurance departments, and that it determined annual rate increases in a manner that discriminated against the policyholders.

     In December 1997, Equitable Life entered into a settlement agreement, subject to court approval, which would result in creation of a nationwide class consisting of all persons holding, and paying premiums on, the policies at any time since January 1, 1988 and the dismissal with prejudice of the pending actions and the resolution of all similar claims on a nationwide basis. Under the terms of the settlement, which involves approximately 127,000 former and current policyholders, Equitable Life would pay $14.2 million in exchange for release of all claims and will provide future relief to certain current policyholders by restricting future premium increases, estimated to have a present value of $23.3 million. This estimate is based upon assumptions about future events that cannot be predicted with certainty and accordingly the actual value of the future relief may vary. In October 1998, the court entered a judgment approving the settlement agreement and, in November, a member of the national class filed a notice of appeal of the judgment. In January 1999, the Court of Appeals granted Equitable Life's motion to dismiss the appeal.

 Life Insurance and Annuity Sales Cases

     A number of lawsuits are pending as individual claims and purported class actions against Equitable Life and its subsidiary insurance companies Equitable Variable Life Insurance Company ("EVLICO," which was merged into Equitable Life effective January 1, 1997) and The Equitable of Colorado, Inc. ("EOC"). These actions involve, among other things, sales of life and annuity products for varying periods from 1980 to the present, and allege, among other things, sales practice misrepresentation primarily involving: the number of premium payments required; the propriety of a product as an investment vehicle; the propriety of a product as a replacement of an existing policy; and failure to disclose a product as life insurance. Some actions are in state courts and others are in U.S. District Courts in varying jurisdictions, and are in varying stages of discovery and motions for class certification.

     In general, the plaintiffs request an unspecified amount of damages, punitive damages, enjoinment from the described practices, prohibition against cancellation of policies for non-payment of premium or other remedies, as well as attorneys' fees and expenses. Similar actions have been filed against other life and health insurers and have resulted in the award of substantial judgments, including material amounts of punitive damages, or in substantial settlements. Although the outcome of litigation cannot be predicted with certainty, particularly in the early stages of an action, The Equitable's management believes that the ultimate resolution of these cases should not have a material adverse effect on the financial position of The Equitable. The Equitable's management cannot make an estimate of loss, if any, or predict whether or not any such litigation will have a material adverse effect on The Equitable's results of operations in any particular period.

 Discrimination Case

     Equitable Life is a defendant in an action, certified as a class action in September 1997, in the United States District Court for the Northern District of Alabama, Southern Division, involving alleged discrimination on the basis of race against African-American applicants and potential applicants in hiring

                                    SAI-102

--------------------------------------------------------------------------------

individuals as sales agents. Plaintiffs seek a declaratory judgment and affirmative and negative injunctive relief, including the payment of back-pay, pension and other compensation. Although the outcome of litigation cannot be predicted with certainty, The Equitable's management believes that the ultimate resolution of this matter should not have a material adverse effect on the financial position of The Equitable. The Equitable's management cannot make an estimate of loss, if any, or predict whether or not such matter will have a material adverse effect on The Equitable's results of operations in any particular period.

 Alliance Capital

     In July 1995, a class action complaint was filed against Alliance North American Government Income Trust, Inc. (the "Fund"), Alliance and certain other defendants affiliated with Alliance, including the Holding Company, alleging violations of Federal securities laws, fraud and breach of fiduciary duty in connection with the Fund's investments in Mexican and Argentine securities. The original complaint was dismissed in 1996; on appeal, the dismissal was affirmed. In October 1996, plaintiffs filed a motion for leave to file an amended complaint, alleging the Fund failed to hedge against currency risk despite representations that it would do so, the Fund did not properly disclose that it planned to invest in mortgage-backed derivative securities and two Fund advertisements misrepresented the risks of investing in the Fund. In October 1998, the U.S. Court of Appeals for the Second Circuit issued an order granting plaintiffs' motion to file an amended complaint alleging that the Fund misrepresented its ability to hedge against currency risk and denying plaintiffs' motion to file an amended complaint containing the other allegations. Alliance believes that the allegations in the amended complaint, which was filed in February 1999, are without merit and intends to defend itself vigorously against these claims. While the ultimate outcome of this matter cannot be determined at this time, Alliance's management does not expect that it will have a material adverse effect on Alliance's results of operations or financial condition.

 DLJSC

     DLJSC is a defendant along with certain other parties in a class action complaint involving the underwriting of units, consisting of notes and warrants to purchase common shares, of Rickel Home Centers, Inc. ("Rickel"), which filed a voluntary petition for reorganization pursuant to Chapter 11 of the Bankruptcy Code. The complaint seeks unspecified compensatory and punitive damages from DLJSC, as an underwriter and as an owner of 7.3% of the common stock, for alleged violation of Federal securities laws and common law fraud for alleged misstatements and omissions contained in the prospectus and registration statement used in the offering of the units. DLJSC is defending itself vigorously against all the allegations contained in the complaint. Although there can be no assurance, DLJ's management does not believe that the ultimate outcome of this litigation will have a material adverse effect on DLJ's consolidated financial condition. Due to the early stage of this litigation, based on the information currently available to it, DLJ's management cannot predict whether or not such litigation will have a material adverse effect on DLJ's results of operations in any particular period.

     DLJSC is a defendant in a purported class action filed in a Texas State Court on behalf of the holders of $550 million principal amount of subordinated redeemable discount debentures of National Gypsum Corporation ("NGC"). The debentures were canceled in connection with a Chapter 11 plan of reorganization for NGC consummated in July 1993. The litigation seeks compensatory and punitive damages for DLJSC's activities as financial advisor to NGC in the course of NGC's Chapter 11 proceedings. Trial is expected in early May 1999. DLJSC intends to defend itself vigorously against all the allegations contained in the complaint. Although there can be no assurance, DLJ's management does not believe that the

                                    SAI-103

--------------------------------------------------------------------------------

ultimate outcome of this litigation will have a material adverse effect on DLJ's consolidated financial condition. Based upon the information currently available to it, DLJ's management cannot predict whether or not such litigation will have a material adverse effect on DLJ's results of operations in any particular period.

     DLJSC is a defendant in a complaint which alleges that DLJSC and a number of other financial institutions and several individual defendants violated civil provisions of RICO by inducing plaintiffs to invest over $40 million in The Securities Groups, a number of tax shelter limited partnerships, during the years 1978 through 1982. The plaintiffs seek recovery of the loss of their entire investment and an approximately equivalent amount of tax-related damages. Judgment for damages under RICO are subject to trebling. Discovery is complete. Trial has been scheduled for May 17, 1999. DLJSC believes that it has meritorious defenses to the complaints and will continue to contest the suits vigorously. Although there can be no assurance, DLJ's management does not believe that the ultimate outcome of this litigation will have a material adverse effect on DLJ's consolidated financial condition. Based upon the information currently available to it, DLJ's management cannot predict whether or not such litigation will have a material adverse effect on DLJ's results of operations in any particular period.

     DLJSC is a defendant along with certain other parties in four actions involving Mid-American Waste Systems, Inc. ("Mid-American"), which filed a voluntary petition for reorganization pursuant to Chapter 11 of the Bankruptcy Code in January 1997. Three actions seek rescission, compensatory and punitive damages for DLJSC's role in underwriting notes of Mid-American. The other action, filed by the Plan Administrator for the bankruptcy estate of Mid-American, alleges that DLJSC is liable as an underwriter for alleged misrepresentations and omissions in the prospectus for the notes, and liable as financial advisor to Mid-American for allegedly failing to advise Mid-American about its financial condition. DLJSC believes that it has meritorious defenses to the complaints and will continue to contest the suits vigorously. Although there can be no assurance, DLJ's management does not believe that the ultimate outcome of this litigation will have a material adverse effect on DLJ's consolidated financial condition. Based upon information currently available to it, DLJ's management cannot predict whether or not such litigation will have a material adverse effect on DLJ's results of operations in any particular period.

 Other Matters

     In addition to the matters described above, the Holding Company and its subsidiaries are involved in various legal actions and proceedings in connection with their businesses. Some of the actions and proceedings have been brought on behalf of various alleged classes of claimants and certain of these claimants seek damages of unspecified amounts. While the ultimate outcome of such matters cannot be predicted with certainty, in the opinion of management no such matter is likely to have a material adverse effect on the Company's consolidated financial position or results of operations.

16) LEASES

     The Company has entered into operating leases for office space and certain other assets, principally data processing equipment and office furniture and equipment. Future minimum payments under noncancelable leases for 1999 and the succeeding four years are $98.7 million, $92.7 million, $73.4 million, $59.9 million, $55.8 million and $550.1 million thereafter. Minimum future sublease rental income on these noncancelable leases for 1999 and the succeeding four years is $7.6 million, $5.6 million, $4.6 million, $2.3 million, $2.3 million and $25.4 million thereafter.

     At December 31, 1998, the minimum future rental income on noncancelable operating leases for wholly owned investments in real estate for 1999 and the succeeding four years is $189.2 million, $177.0 million, $165.5 million, $145.4 million, $122.8 million and $644.7 million thereafter.

                                    SAI-104

--------------------------------------------------------------------------------

17) OTHER OPERATING COSTS AND EXPENSES

     Other operating costs and expenses consisted of the following:

                                                          1998          1997          1996
                                                       ---------     ---------     ---------
                                                                    (IN MILLIONS)
Compensation costs .................................   $   772.0     $   721.5     $   704.8
Commissions ........................................       478.1         409.6         329.5
Short-term debt interest expense ...................        26.1          31.7           8.0
Long-term debt interest expense ....................        84.6         121.2         137.3
Amortization of policy acquisition costs ...........       292.7         287.3         405.2
Capitalization of policy acquisition costs .........      (609.1)       (508.0)       (391.9)
Rent expense, net of sublease income ...............       100.0         101.8         113.7
Cursitor intangible assets writedown ...............          --         120.9            --
Other ..............................................     1,056.8         917.9         769.1
                                                       ---------     ---------     ---------
Total ..............................................   $ 2,201.2     $ 2,203.9     $ 2,075.7
                                                       =========     =========     =========

     During 1997 and 1996, the Company restructured certain operations in connection with cost reduction programs and recorded pre-tax provisions of $42.4 million and $24.4 million, respectively. The amounts paid during 1998, associated with cost reduction programs, totaled $22.6 million. At December 31, 1998, the liabilities associated with cost reduction programs amounted to $39.4 million. The 1997 cost reduction program included costs related to employee termination and exit costs. The 1996 cost reduction program included restructuring costs related to the consolidation of insurance operations' service centers. Amortization of DAC in 1996 included a $145.0 million writeoff of DAC related to DI contracts.

18) INSURANCE GROUP STATUTORY FINANCIAL INFORMATION

     Equitable Life is restricted as to the amounts it may pay as dividends to the Holding Company. Under the New York Insurance Law, the Superintendent has broad discretion to determine whether the financial condition of a stock life insurance company would support the payment of dividends to its shareholders. For 1998, 1997 and 1996, statutory net income (loss) totaled $384.4 million, $(351.7) million and $(351.1) million, respectively. Statutory surplus, capital stock and Asset Valuation Reserve ("AVR") totaled $4,728.0 million and $3,907.1 million at December 31, 1998 and 1997, respectively. No dividends have been paid by Equitable Life to the Holding Company to date.

     At December 31, 1998, the Insurance Group, in accordance with various government and state regulations, had $25.6 million of securities deposited with such government or state agencies.

     The differences between statutory surplus and capital stock determined in accordance with Statutory Accounting Principles ("SAP") and total shareholders' equity on a GAAP basis are primarily attributable to: (a) inclusion in SAP of an AVR intended to stabilize surplus from fluctuations in the value of the investment portfolio; (b) future policy benefits and policyholders' account balances under SAP differ from GAAP due to differences between actuarial assumptions and reserving methodologies; (c) certain policy acquisition costs are expensed under SAP but deferred under GAAP and amortized over future periods to achieve a matching of revenues and expenses; (d) Federal income taxes are generally accrued under SAP based upon revenues and expenses in the Federal income tax return while under GAAP deferred taxes are provided for timing differences between recognition of revenues and expenses for financial reporting and income tax purposes; (e) valuation of assets under SAP and GAAP differ due to different investment

                                    SAI-105

--------------------------------------------------------------------------------

valuation and depreciation methodologies, as well as the deferral of interest-related realized capital gains and losses on fixed income investments; and (f) differences in the accrual methodologies for post-employment and retirement benefit plans.

19) BUSINESS SEGMENT INFORMATION

     The Company's operations consist of Insurance and Investment Services. The Company's management evaluates the performance of each of these segments independently and allocates resources based on current and future requirements of each segment. Management evaluates the performance of each segment based upon operating results adjusted to exclude the effect of unusual or non-recurring events and transactions and certain revenue and expense categories not related to the base operations of the particular business net of minority interest. Information for all periods is presented on a comparable basis.

     Intersegment investment advisory and other fees of approximately $61.8 million, $84.1 million and $129.2 million for 1998, 1997 and 1996, respectively, are included in total revenues of the Investment Services segment. These fees, excluding amounts related to discontinued operations of $.5 million, $4.2 million and $13.3 million for 1998, 1997 and 1996, respectively, are eliminated in consolidation.

     The following tables reconcile each segment's revenues and operating earnings to total revenues and earnings from continuing operations before Federal income taxes and cumulative effect of accounting change as reported on the consolidated statements of earnings and the segments' assets to total assets on the consolidated balance sheets, respectively.

                                    SAI-106

--------------------------------------------------------------------------------


                                                                             INVESTMENT
                                                             INSURANCE        SERVICES      ELIMINATION        TOTAL
                                                            ----------      ----------        -------       ----------
                                                                                   (IN MILLIONS)
1998
Segment revenues .......................................    $  4,029.8      $  1,438.4        $  (5.7)      $  5,462.5
Investment gains .......................................          64.8            35.4             --            100.2
                                                            ----------      ----------        -------       ----------
Total Revenues .........................................    $  4,094.6      $  1,473.8        $  (5.7)      $  5,562.7
                                                            ==========      ==========        =======       ==========
Pre-tax operating earnings .............................    $    688.6      $    284.3        $    --       $    972.9
                                                            ----------      ----------        -------       ----------
Investment gains, net of DAC and other charges .........          41.7            27.7             --             69.4
Pre-tax minority interest ..............................            --           141.5             --            141.5
                                                            ----------      ----------        -------       ----------
Earnings from Continuing Operations ....................    $    730.3      $    453.5        $    --       $  1,183.8
                                                            ==========      ==========        =======       ==========
Total Assets ...........................................    $ 75,626.0      $ 12,379.2        $ (64.4)      $ 87,940.8
                                                            ==========      ==========        =======       ==========
1997
Segment revenues .......................................    $  3,990.8      $  1,200.0        $  (7.7)      $  5,183.1
Investment gains (losses) ..............................        (318.8)          255.1             --            (63.7)
                                                            ----------      ----------        -------       ----------
Total Revenues .........................................    $  3,672.0      $  1,455.1        $  (7.7)      $  5,119.4
                                                            ==========      ==========        =======       ==========
Pre-tax operating earnings .............................    $    507.0      $    258.3        $    --       $    765.3
Investment gains (losses), net of DAC and other
 charges ...............................................        (292.5)          252.7             --            (39.8)
Non-recurring costs and expenses .......................         (41.7)         (121.6)            --           (163.3)
Pre-tax minority interest ..............................            --           108.5             --            108.5
                                                            ----------      ----------        -------       ----------
Earnings from Continuing Operations ....................    $    172.8      $    497.9        $    --       $    670.7
                                                            ==========      ==========        =======       ==========
Total Assets ...........................................    $ 67,762.4      $ 13,691.4        $ (96.1)      $ 81,357.7
                                                            ==========      ==========        =======       ==========
1996
Segment revenues .......................................    $  3,789.1      $  1,105.5        $ (12.6)      $  4,882.0
Investment gains (losses) ..............................         (30.3)           20.5             --             (9.8)
                                                            ----------      ----------        -------       ----------
Total Revenues .........................................    $  3,758.8      $  1,126.0        $ (12.6)      $  4,872.2
                                                            ==========      ==========        =======       ==========
Pre-tax operating earnings .............................    $    337.1      $    224.6        $    --       $    561.7
Investment gains (losses), net of DAC and other
 charges ...............................................         (37.2)           16.9             --            (20.3)
Reserve strengthening and DAC writeoff .................        (393.0)             --             --           (393.0)
Non-recurring costs and expenses .......................         (22.3)           (1.1)            --            (23.4)
Pre-tax minority interest ..............................            --            83.6             --             83.6
                                                            ----------      ----------        -------       ----------
Earnings (Loss) from Continuing Operations .............   $    (115.4)     $    324.0        $    --       $    208.6
                                                           ===========      ==========        =======       ==========


                                    SAI-107

--------------------------------------------------------------------------------

20) QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     The quarterly results of operations for 1998 and 1997 are summarized below:

                                                                    THREE MONTHS ENDED
                                                   MARCH 31       JUNE 30     SEPTEMBER 30    DECEMBER 31
                                                   --------       -------     ------------    -----------
                                                                      (IN MILLIONS)
1998
Total Revenues ...............................    $ 1,470.2      $ 1,422.9      $ 1,297.6      $ 1,372.0
                                                  =========      =========      =========      =========
Earnings from Continuing Operations before
 Cumulative Effect of Accounting Change ......    $   212.8      $   197.0      $   136.8      $   158.9
                                                  =========      =========      =========      =========
Net Earnings .................................    $   213.3      $   198.3      $   137.5      $   159.1
                                                  =========      =========      =========      =========
1997
Total Revenues ...............................    $ 1,266.0      $ 1,552.8      $ 1,279.0      $ 1,021.6
                                                  =========      =========      =========      =========
Earnings from Continuing Operations before
 Cumulative Effect of Accounting Change ......    $   117.4      $   222.5      $   145.1      $    39.4
                                                  =========      =========      =========      =========
Net Earnings (Loss) ..........................    $   114.1      $   223.1      $   144.9     $    (44.9)
                                                  =========      =========      =========     ==========

     Net earnings for the three months ended December 31, 1997 includes a charge of $212.0 million related to additions to valuation allowances on and writeoffs of real estate of $225.2 million, and reserve strengthening on discontinued operations of $84.3 million offset by a reversal of prior years tax reserves of $97.5 million.

21) INVESTMENT IN DLJ

     At December 31, 1998, the Company's ownership of DLJ interest was approximately 32.5%. The Company's ownership interest will be further reduced upon the issuance of common stock after the vesting of forfeitable restricted stock units acquired by and/or the exercise of options granted to certain DLJ employees. DLJ restricted stock units represents forfeitable rights to receive approximately 5.2 million shares of DLJ common stock through February 2000.

     The results of operations of DLJ are accounted for on the equity basis and are included in commissions, fees and other income in the consolidated statements of earnings. The Company's carrying value of DLJ is included in investment in and loans to affiliates in the consolidated balance sheets.

                                    SAI-108

--------------------------------------------------------------------------------

     Summarized balance sheets information for DLJ, reconciled to the Company's carrying value of DLJ, are as follows:

                                                                                DECEMBER 31,
                                                                       -------------------------------
                                                                            1998             1997
                                                                       --------------   --------------
                                                                                (IN MILLIONS)
Assets:
Trading account securities, at market value ........................    $  13,195.1      $  16,535.7
Securities purchased under resale agreements .......................       20,063.3         22,628.8
Broker-dealer related receivables ..................................       34,264.5         28,159.3
Other assets .......................................................        4,759.3          3,182.0
                                                                        -----------      -----------
Total Assets .......................................................    $  72,282.2      $  70,505.8
                                                                        ===========      ===========
Liabilities:
Securities sold under repurchase agreements ........................    $  35,775.6      $  36,006.7
Broker-dealer related payables .....................................       26,161.5         26,127.2
Short-term and long-term debt ......................................        3,997.6          3,249.5
Other liabilities ..................................................        3,219.8          2,860.9
                                                                        -----------      -----------
Total liabilities ..................................................       69,154.5         68,244.3
DLJ's company-obligated mandatorily redeemed preferred securities of
 subsidiary trust holding solely debentures of DLJ .................          200.0            200.0
Total shareholders' equity .........................................        2,927.7          2,061.5
                                                                        -----------      -----------
Total Liabilities, Cumulative Exchangeable Preferred Stock and
 Shareholders' Equity ..............................................    $  72,282.2      $  70,505.8
                                                                        ===========      ===========
DLJ's equity as reported ...........................................    $   2,927.7      $   2,061.5
Unamortized cost in excess of net assets acquired in 1985 and other
 adjustments .......................................................           23.7             23.5
The Holding Company's equity ownership in DLJ ......................       (1,002.4)          (740.2)
Minority interest in DLJ ...........................................       (1,118.2)          (729.3)
                                                                        -----------      -----------
The Company's Carrying Value of DLJ ................................    $     830.8      $     615.5
                                                                        ===========      ===========


                                    SAI-109

--------------------------------------------------------------------------------

     Summarized statements of earnings information for DLJ reconciled to the Company's equity in earnings of DLJ is as follows:

                                                                              1998            1997
                                                                           ----------      ----------
                                                                                  (IN MILLIONS)
Commission, fees and other income .....................................    $  3,184.7      $  2,430.7
Net investment income .................................................       2,189.1         1,652.1
Dealer, trading and investment gains, net .............................          33.2           557.7
                                                                           ----------      ----------
Total revenues ........................................................       5,407.0         4,640.5
Total expenses including income taxes .................................       5,036.2         4,232.2
                                                                           ----------      ----------
Net earnings ..........................................................         370.8           408.3
Dividends on preferred stock ..........................................          21.3            12.2
                                                                           ----------      ----------
Earnings Applicable to Common Shares ..................................    $    349.5      $    396.1
                                                                           ==========      ==========
DLJ's earnings applicable to common shares as reported ................    $    349.5      $    396.1
Amortization of cost in excess of net assets acquired in 1985 .........           (.8)           (1.3)
The Holding Company's equity in DLJ's earnings ........................        (136.8)         (156.8)
Minority interest in DLJ ..............................................         (99.5)         (109.1)
                                                                           ----------      ----------
The Company's Equity in DLJ's Earnings ................................    $    112.4      $    128.9
                                                                           ==========      ==========

22) ACCOUNTING FOR STOCK-BASED COMPENSATION

     The Holding Company sponsors a stock option plan for employees of Equitable Life. DLJ and Alliance each sponsor their own stock option plans for certain employees. The Company has elected to continue to account for stock-based compensation using the intrinsic value method prescribed in APB No.
25. Had compensation expense for the Holding Company, DLJ and Alliance Stock Option Incentive Plan options been determined based on SFAS No. 123's fair value based method, the Company's pro forma net earnings for 1998, 1997 and 1996 would have been:

                             1998          1997         1996
                             ----          ----         ----
                                      (IN MILLIONS)
Net Earnings:
 As reported .........    $  708.2      $  437.2      $  10.3
 Pro forma ...........       678.4         426.3          3.3


                                    SAI-110

--------------------------------------------------------------------------------

     The fair values of options granted after December 31, 1994, used as a basis for the above pro forma disclosures, were estimated as of the dates of grant using the Black-Scholes option pricing model. The option pricing assumptions for 1998, 1997 and 1996 are as follows:

                                          HOLDING COMPANY                        DLJ
                                  -------------------------------- --------------------------------
                                     1998       1997       1996       1998       1997       1996
                                  ---------- ---------- ---------- ---------- ---------- ----------
Dividend yield ..................     0.32%      0.48%      0.80%      0.69%      0.86%      1.54%
Expected volatility .............       28%        20%        20%        40%        33%        25%
Risk-free interest rate .........     5.48%      5.99%      5.92%      5.53%      5.96%      6.07%
Expected life in years ..........        5          5          5          5          5          5
Weighted average fair
 value per option at
 grant-date .....................  $ 22.64    $ 12.25    $ 6.94     $ 16.27    $ 10.81    $ 4.03

                                              ALLIANCE
                                  --------------------------------
                                     1998       1997       1996
                                  ---------- ---------- ----------
Dividend yield ..................     6.50%      8.00%      8.00%
Expected volatility .............       29%        26%        23%
Risk-free interest rate .........     4.40%      5.70%      5.80%
Expected life in years ..........      7.2        7.2        7.4
Weighted average fair
 value per option at
 grant-date .....................   $ 3.86     $ 2.18     $ 1.35

     A summary of the Holding Company, DLJ and Alliance's option plans is as follows:

                                                 HOLDING COMPANY                     DLJ                        ALLIANCE
                                          ----------------------------- ----------------------------- ----------------------------
                                                             WEIGHTED                      WEIGHTED                     WEIGHTED
                                                             AVERAGE                       AVERAGE                       AVERAGE
                                                             EXERCISE                      EXERCISE                     EXERCISE
                                                             PRICE OF                      PRICE OF                     PRICE OF
                                               SHARES        OPTIONS         SHARES        OPTIONS         UNITS         OPTIONS
                                           (IN MILLIONS)   OUTSTANDING   (IN MILLIONS)   OUTSTANDING   (IN MILLIONS)   OUTSTANDING
                                          --------------- ------------- --------------- ------------- --------------- ------------
Balance as of January 1, 1996 ...........         6.7        $ 20.27           18.4        $ 13.50            9.6       $  8.86
 Granted ................................          .7        $ 24.94            4.2        $ 16.27            1.4       $ 12.56
 Exercised ..............................        (.1)        $ 19.91            --              --           (.8)       $  6.82
 Expired ................................         --              --            --
 Forfeited ..............................        (.6)        $ 20.21           (.4)        $ 13.50           (.2)       $  9.66
                                                -----                         -----                         -----
Balance as of December 31, 1996 .........         6.7        $ 20.79           22.2        $ 14.03           10.0       $  9.54
 Granted ................................         3.2        $ 41.85            6.4        $ 30.54            2.2       $ 18.28
 Exercised ..............................       (1.6)        $ 20.26           (.2)        $ 16.01          (1.2)       $  8.06
 Forfeited ..............................        (.4)        $ 23.43           (.2)        $ 13.79           (.4)       $ 10.64
                                                -----                         -----                         -----
Balance as of December 31, 1997 .........         7.9        $ 29.05           28.2        $ 17.78           10.6       $ 11.41
 Granted ................................         4.3        $ 66.26            1.5        $ 38.59            2.8       $ 26.28
 Exercised ..............................       (1.1)        $ 21.18          (1.4)        $ 14.91           (.9)       $  8.91
 Forfeited ..............................        (.4)        $ 47.01           (.1)        $ 17.31           (.2)       $ 13.14
                                                -----                         -----                         -----
Balance as of December 31, 1998 .........        10.7        $ 44.00           28.2        $ 19.04           12.3       $ 14.94
                                                =====                         =====                         =====

                                    SAI-111

--------------------------------------------------------------------------------

     Information about options outstanding and exercisable at December 31, 1998 is as follows:

                                        OPTIONS OUTSTANDING                     OPTIONS EXERCISABLE
                           ---------------------------------------------   -----------------------------
                                                WEIGHTED
                                                 AVERAGE       WEIGHTED                        WEIGHTED
        RANGE OF                NUMBER          REMAINING       AVERAGE         NUMBER         AVERAGE
        EXERCISE             OUTSTANDING       CONTRACTUAL     EXERCISE      EXERCISABLE       EXERCISE
         PRICES             (IN MILLIONS)     LIFE (YEARS)       PRICE      (IN MILLIONS)       PRICE
         ------             -------------     ------------       -----      -------------       -----
         HOLDING
         COMPANY
         -------
$18.125-$27.75 .........          3.7              5.19        $ 20.97            3.0          $ 20.33
$28.50 -$45.25 .........          3.0              8.68        $ 41.79             --
$50.63 -$66.75 .........          2.1              9.21        $ 52.73             --
$81.94 -$82.56 .........          1.9              9.62        $ 82.56             --
                                 ----                                            ----
$18.125-$82.56 .........         10.7              7.75        $ 44.00            3.0          $ 20.33
                                 ====              ====        =======           ====          =======
         DLJ
         ---
$13.50-$25.99 ..........         22.3              7.1         $ 14.59           21.4          $ 15.05
$26.00-$38.99 ..........          5.0              8.8         $ 33.94             --
$39.00-$52.875 .........           .9              9.4         $ 44.65             --
                                 ----                                            ----
$13.50-$52.875 .........         28.2              7.5         $ 19.04           21.4          $ 15.05
                                 ====              ====        =======           ====          =======
      ALLIANCE
      --------
$ 3.03-$ 9.69 ..........          3.1              4.5         $  8.03            2.4          $  7.57
$ 9.81-$10.69 ..........          2.0              5.3         $ 10.05            1.6          $ 10.07
$11.13-$13.75 ..........          2.4              7.5         $ 11.92            1.0          $ 11.77
$18.47-$18.78 ..........          2.0              9.0         $ 18.48             .4          $ 18.48
$22.50-$26.31 ..........          2.8              9.9         $ 26.28             --               --
                                 ----                                            ----
$ 3.03-$26.31 ..........         12.3              7.2         $ 14.94            5.4          $  9.88
                                 ====              ====        =======           ====          =======

                                     SAI-112

          Supplement dated May 1, 1999 to Prospectus dated May 1, 1999
    ------------------------------------------------------------------------

                          MEMBERS RETIREMENT PROGRAMS

                          funded under contracts with
           THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
             1290 Avenue of the Americas, New York, New York 10104
                        Toll-Free Telephone 800-223-5790


                       ----------------------------------

                           VARIABLE ANNUITY BENEFITS

                       ----------------------------------


           This Prospectus Supplement should be read and retained for future reference by Participants in the Members Retirement
                     Programs who are considering variable
                   annuity payment benefits after retirement.

                This Prospectus Supplement is not authorized for
                 distribution unless accompanied or preceded by
                    the Prospectus dated May 1, 1999 for the
                    appropriate Members Retirement Program.


------------------------------------------------------------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS: ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
------------------------------------------------------------------------------

                              RETIREMENT BENEFITS

         When you become eligible to receive benefits under a Members Retirement Program, you may select one or more of the following forms of distribution, which are available in variable or fixed form. The law requires that if the value of your Account Balance is more than $5,000, you must receive a Qualified Joint and Survivor Annuity unless your Spouse consents to a different election.

         Life Annuity - annuity providing monthly payments for your life. No payments will be made after your death, even if you have received only one payment.

         Life Annuity Period Certain - an annuity providing monthly payments for your life or, if longer, a specified period of time. If you die before the end of that specified period, payments will continue to your beneficiary until the end of the period. Subject to legal limitations, you may specify a minimum payment period of 5, 10, 15 or 20 years; the longer the specified period, the smaller the monthly payments will be.

         Joint and Survivor Annuity - Period Certain - an annuity providing monthly payments for your life and that of your beneficiary or, if longer, a specified period of time. If you and your beneficiary both die before the end of the specified period, payments will continue to your contingent beneficiary until the end of the period. Subject to legal limitations, you may specify a minimum payment period of 5, 10, 15 or 20 years; the longer the specified period, the smaller the monthly payments will be.

How Annuity Payments are Made

         When your distribution of benefits under an annuity begins, your Units in the Funds are redeemed. Part or all of the proceeds, plus part or all of your Account Balance in the General Account Options, may be used to purchase an annuity. The minimum amount that can be used to purchase any type of annuity is $5,000. Usually, a $350 charge will be deducted from the amount used to purchase the annuity to reimburse us for administrative expenses associated with processing the application and with issuing each month's annuity payment. Applicable premium taxes will also be deducted.

Annuity payments may be fixed or variable.

         FIXED ANNUITY PAYMENTS. Fixed annuity payments are determined from our annuity rate tables in effect at the time the first annuity payment is made. The minimum amount of the fixed payments is determined from tables in our contract with the Trustees, which show the amount of proceeds necessary to purchase each $1 of monthly annuity payments (after deduction of any applicable taxes and the annuity administrative charge). These tables are designed to determine the amounts required to pay for the annuity selected, taking into account our administrative and investment expenses and mortality and expense risks. The size of your payment will depend upon the form of annuity chosen, your age and the age of your beneficiary if you select a joint and survivor annuity.
         If our current group annuity rates for payment of proceeds would produce a larger payment, those rates will apply instead of the minimums in the contract tables. If we give any group pension client with a qualified plan a better annuity rate than those currently available for the Program, we will also make those rates available to Program participants. The annuity administrative charge may be greater than $350 in that case. Under our contract with the Trustees, we may change the tables but not more frequently than once every five years. Fixed annuity payments will not fluctuate during the payment period.

         VARIABLE ANNUITY PAYMENTS. Variable annuity payments are funded through our Separate Account No. 4 (Pooled) (the "Fund"), through the purchase of Annuity Units. The number of Annuity Units purchased is equal to the amount of the first annuity payment divided by the Annuity Unit Value for the due date of the first annuity payment. The amount of the first annuity payment is determined in the same manner for a variable annuity as it is for a fixed annuity. The number of Annuity Units stays the same throughout the payment period for the variable annuity but the Annuity Unit Value changes to reflect the investment income and the realized and unrealized capital gains and losses of the Fund, after adjustment for an assumed base rate of return of 5-3/4%, described below.

         The amounts of variable annuity payments are determined as follows:
Payments normally start as of the first day of the second calendar month following our receipt of the proper forms. The first two monthly payments are the same.

         Payments after the first two will vary according to the investment performance of the Fund. Each monthly payment will be calculated by multiplying the number of Annuity Units credited to you by the Annuity Unit Value for the first business day of the calendar month before the due date of the payment.

         The Annuity Unit Value was set at $1.1553 as of July 1, 1969, the first day that Separate Account No. 4 (Pooled) was operational. For any month after that date, it is the Annuity Unit Value for the preceding month multiplied by the change factor for the current month. The change factor gives effect to the assumed annual base rate of return of 4-3/4% and to the actual investment experience of the Fund.

         Because of the adjustment for the assumed base rate of return, the Annuity Unit Value rises and falls depending on whether the actual rate of investment return is higher or lower than 5-3/4%.

         Illustration of Changes in Annuity Payments. To show how we determine variable annuity payments from month to month, assume that the amount you applied to purchase an annuity is enough to fund an annuity with a monthly payment of $363 and that the Annuity Unit Value for the due date of the first annuity payment is $1.05. The number of annuity units credited under your certificate would be 345.71 (363 divided by 1.05 = 345.71). If the third monthly payment is due on March 1, and the Annuity Unit Value for February was $1.10, the annuity payment for March would be the number of units (345.71) times the Annuity Unit Value ($1.10), or $380.28. If the Annuity Unit Value was $1.00 on March 1, the annuity payment for April would be 345.71 times $1.00 or $345.71.

Summary of Annuity Unit Values for the Fund

         This table shows the Annuity Unit Values with an assumed based rate of return of 5 3/4%.

                First Business Day of          Annuity Unit Value
                ---------------------          ------------------
                     October 1987                   $4.3934
                     October 1988                   $3.5444
                     October 1989                   $4.8357
                     October 1990                   $3.8569
                     October 1991                   $5.4677
                     October 1992                   $5.1818
                     October 1993                   $6.3886
                     October 1994                   $6.1563
                     October 1995                   $7.4970
                     October 1996                   $8.0828
                     October 1997                  $11.0300
                     October 1998                   $7.5963

                                    THE FUND

         The Fund (Separate Account No. 4 (Pooled)) was established pursuant to the Insurance law of the State of New York in 1969. It is an investment account used to fund benefits under group annuity contracts and other agreements for tax-deferred retirement programs administered by us.

         For a full description of the Fund, its investment policies, the risks of an investment in the Fund and information relating to the valuation of Fund assets, see the description of the Fund in our May 1, 1999 prospectus and the Statement of Additional Information.

                               INVESTMENT MANAGER

The Manager

         We, Equitable Life, act as Investment Manager to the Fund. As such, we have complete discretion over Fund assets and we invest and reinvest these assets in accordance with the investment policies described in our May 1, 1999 prospectus and Statement of Additional Information.

         We are a New York stock life insurance company with our Home Office at 1290 Avenue of the Americas, New York, New York 10104. Founded in 1859, we are one of the largest insurance companies in the United States. Equitable Life, our sole stockholder Equitable Companies, Inc., and their subsidiaries managed assets of approximately $347.5 billion as of December 31, 1998, including third party assets of $262.5 billion.

Investment Management

         In providing investment management to the Fund, we currently use the personnel and facilities of our majority owned subsidiary, Alliance Capital Management L.P. ("Alliance"), for portfolio selection and transaction services. For a description of Alliance, see our May 1, 1999 Members Retirement Program prospectus.

Fund Transactions

         The Fund is charged for securities brokers commissions, transfer taxes and other fees relating to securities transactions. Transactions in equity securities for the Fund are executed primarily through brokers which are selected by Alliance/Equitable Life and receive commissions paid by the Fund. For 1998, 1997 and 1996, the Fund paid $4,288,187, $3,698,148 and $5,682,578, respectively, in brokerage commissions. For a full description of our policies relating to the selection of brokers, see the description of the fund in our May 1, 1999 Statement of Additional Information.

                              FINANCIAL STATEMENTS

                  The financial statements of the Fund reflect applicable fees, charges and other expenses under the Members Retirement Programs as in effect during the periods covered, as well as the charges against the account made in accordance with the terms of all other contracts participating in the account.


Separate Account No. 4 (Pooled):                                   Page

Report of Independent Accountants - PricewaterhouseCoopers LLP        7

        Statement of Assets and Liabilities,
             December 31, 1998                                        8

        Statement of Operations and Changes in Net Assets
             for the Years Ended December 31, 1998 and 1997           9

        Portfolio of Investments
             December 31, 1998                                       10

        Notes to Financial Statements                                15

--------------------------------------------------------------------------------

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors of
The Equitable Life Assurance Society of the United States and the Contractowners of Separate Account No. 4 of The Equitable Life Assurance Society of the United States


In our opinion, the accompanying statement of assets and liabilities, including the portfolio of investments, and the related statements of operations and changes in net assets present fairly, in all material respects, the financial position of Separate Account No. 4 (Pooled) (The Growth Equity Fund) of The Equitable Life Assurance Society of the United States ("Equitable Life") at December 31, 1998, its results of operations and changes in net assets for each of the two years in the period then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of Equitable Life's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 1998 by correspondence with the custodian and brokers, provide a reasonable basis for the opinion expressed above.


PricewaterhouseCoopers LLP
New York, New York
February 8, 1999

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO.4 (POOLED)
(THE ALLIANCE GROWTH EQUITY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Statement of Assets and Liabilities
December 31, 1998
-------------------------------------------------------------------------------

ASSETS:
Investments (Notes 2 and 3):
 Common stocks -- at market value (cost: $1,914,414,699) .................................    $2,098,464,735
 Preferred stocks -- at market value (cost: $841,125) ....................................           934,875
 Participation in Separate Account No.2A -- at amortized cost, which approximates market value, equivalent to 8,358
  units at $285.54 .......................................................................         2,386,642
Receivables:
 Securities sold .........................................................................        22,404,246
 Dividends ...............................................................................         1,027,478
-------------------------------------------------------------------------------------------------------------

  Total assets ...........................................................................     2,125,217,976
-------------------------------------------------------------------------------------------------------------
LIABILITIES:
Payables:
 Securities purchased ....................................................................         3,784,147
 Due to Equitable Life's General Account .................................................         7,913,160
 Custodian fee payable ...................................................................            27,461
 Investment management fees payable ......................................................             5,210
Accrued expenses .........................................................................           440,812
Amount retained by Equitable Life in Separate Account No. 4 (Note 1) .....................         1,271,958
-------------------------------------------------------------------------------------------------------------
  Total liabilities ......................................................................        13,442,748
-------------------------------------------------------------------------------------------------------------
NET ASSETS (NOTE 1):
Net assets attributable to participants' accumulations ...................................     2,072,991,897
Reserves and other liabilities attributable to annuity benefits ..........................        38,783,331
-------------------------------------------------------------------------------------------------------------
NET ASSETS ...............................................................................    $2,111,775,228
=============================================================================================================


See Notes to Financial Statements.

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 4 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES



Statements of Operations and Changes in Net Assets


--------------------------------------------------------------------------------------------------------------------------------
                                                                                                  YEAR ENDED DECEMBER 31,
                                                                                                  1998               1997
--------------------------------------------------------------------------------------------------------------------------------
FROM OPERATIONS:
INVESTMENT INCOME (NOTE 2):
Dividends (net of foreign taxes withheld -- 1998: $199,170 and 1997: $2,138) .............   $   12,224,979     $   13,385,197
Interest .................................................................................          477,732            845,517
--------------------------------------------------------------------------------------------------------------------------------
Total ....................................................................................       12,702,711         14,230,714
EXPENSES (NOTE 4) ........................................................................      (18,036,108)       (19,783,932)
--------------------------------------------------------------------------------------------------------------------------------
NET INVESTMENT LOSS ......................................................................       (5,333,397)        (5,553,218)
--------------------------------------------------------------------------------------------------------------------------------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (NOTE 2):
Realized gain from security and foreign currency transactions ............................      424,897,105        372,430,956
--------------------------------------------------------------------------------------------------------------------------------
Unrealized appreciation (depreciation) of investments and foreign currency transactions:
 Beginning of year .......................................................................      690,125,231        448,580,808
 End of year .............................................................................      184,143,786        690,125,231
--------------------------------------------------------------------------------------------------------------------------------
Change in unrealized appreciation/depreciation ...........................................     (505,981,445)       241,544,423
--------------------------------------------------------------------------------------------------------------------------------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS ...................................      (81,084,340)       613,975,379
--------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets attributable to operations .............................      (86,417,737)       608,422,161
--------------------------------------------------------------------------------------------------------------------------------
FROM CONTRIBUTIONS AND WITHDRAWALS:
Contributions ............................................................................      451,738,195        546,890,479
Withdrawals ..............................................................................     (897,373,357)      (969,496,108)
--------------------------------------------------------------------------------------------------------------------------------
Decrease in net assets attributable to contributions and withdrawals .....................     (445,635,162)      (422,605,629)
--------------------------------------------------------------------------------------------------------------------------------
(Increase) in accumulated amount retained by Equitable Life in Separate Account No. 4
 (Note 1) ................................................................................         (153,300)          (360,863)
--------------------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS ........................................................     (532,206,199)       185,455,669
NET ASSETS -- BEGINNING OF YEAR ..........................................................    2,643,981,427      2,458,525,758
--------------------------------------------------------------------------------------------------------------------------------
NET ASSETS -- END OF YEAR ................................................................   $2,111,775,228     $2,643,981,427
==============================================================================================================================


See Notes to Financial Statements.

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 4 (POOLED)

OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES




PORTFOLIO OF INVESTMENTS

DECEMBER 31, 1998



-------------------------------------------------------------------------------------
                                                         NUMBER OF        MARKET
                                                           SHARES          VALUE
-------------------------------------------------------------------------------------
COMMON STOCKS:
BASIC MATERIALS
CHEMICALS -- SPECIALTY (0.1%)
Crompton & Knowles Corp. ............................       97,800     $  2,023,238
                                                                       ------------
TOTAL BASIC MATERIALS (0.1%) ........................                     2,023,238
                                                                       ------------
BUSINESS SERVICES
ENVIRONMENTAL CONTROL (3.2%)
United States Filter Corp. * ........................    3,000,000       68,625,000
                                                                       ------------
PRINTING, PUBLISHING & BROADCASTING (1.6%)
CBS Corp. ...........................................    1,000,000       32,750,000
                                                                       ------------
PROFESSIONAL SERVICES (0.1%)
Nielsen Media Research, Inc. ........................      163,100        2,935,800
                                                                       ------------
TRUCKING, SHIPPING (0.2%)
Knightsbridge Tankers Ltd. ..........................      150,000        3,121,875
Marine Transport Corp. * ............................       50,000          112,500
OMI Corp. * .........................................      500,000        1,625,000
                                                                       ------------
                                                                          4,859,375
                                                                       ------------
TOTAL BUSINESS SERVICES (5.1%) ......................                   109,170,175
                                                                       ------------
CAPITAL GOODS
AEROSPACE (0.2%)
Loral Space & Communications Ltd. * .................      250,000        4,453,125
                                                                       ------------
TOTAL CAPITAL GOODS (0.2%) ..........................                     4,453,125
                                                                       ------------
CONSUMER CYCLICALS
AIRLINES (8.6%)
Alaska Air Group, Inc. * ............................      200,000        8,850,000
America West Holdings Corp. (Class B) * .............      350,000        5,950,000
Continental Airlines, Inc. (Class B) * ..............    3,399,997      113,899,900
Northwest Airlines Corp. (Class A) * ................    2,100,000       53,681,250
                                                                       ------------
                                                                        182,381,150
                                                                       ------------
APPAREL, TEXTILE (2.2%)
Nautica Enterprises, Inc. * .........................      114,200        1,713,000
Tommy Hilfiger Corp. * ..............................      650,000       39,000,000
Unifi, Inc. .........................................      200,000        3,912,500
Wolverine World Wide, Inc. ..........................      154,600        2,048,450
                                                                       ------------
                                                                         46,673,950
                                                                       ------------
AUTO RELATED (7.7%)
Budget Group, Inc. * ................................      250,000        3,968,750
Circuit City Stores, Inc. -- CarMax Group * .........      490,200        2,665,462
Dana Corp. ..........................................      300,000       12,262,500

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 4 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES



Portfolio of Investments -- (Continued)
December 31, 1998



-------------------------------------------------------------------------------------
                                                     NUMBER OF        MARKET
                                                       SHARES          VALUE
-------------------------------------------------------------------------------------
Dollar Thrifty Automotive Group, Inc. * .........      841,700     $ 10,836,887
Republic Industries, Inc. * .....................    9,000,000      132,750,000
                                                                   ------------
                                                                    162,483,599
                                                                   ------------
FOOD SERVICES, LODGING (0.9%)
Extended Stay America, Inc. * ...................    1,660,000       17,430,000
Suburban Lodges of America, Inc. * ..............       35,000          286,563
                                                                   ------------
                                                                     17,716,563
                                                                   ------------
HOUSEHOLD FURNITURE, APPLIANCES (1.6%)
Industrie Natuzzi Spa (ADR) .....................    1,011,000       25,148,625
Newell Co. ......................................      200,000        8,250,000
                                                                   ------------
                                                                     33,398,625
                                                                   ------------
LEISURE RELATED (9.0%)
Carnival Corp. ..................................    2,000,000       96,000,000
Cendant Corporation * ...........................      506,000        9,645,625
Mirage Resorts, Inc. * ..........................      707,600       10,569,771
Royal Caribbean Cruises Ltd. ....................    2,000,000       74,000,000
                                                                   ------------
                                                                    190,215,396
                                                                   ------------
RETAIL -- GENERAL (1.0%)
Circuit City Stores-Circuit City Group ..........       76,500        3,820,219
Dickson Concepts International, Inc. ............      357,000          276,473
Genesis Direct, Inc. * ..........................      215,000        1,679,688
Limited, Inc. ...................................      100,000        2,912,500
Tandy Corp. .....................................       50,000        2,059,375
Tiffany & Co. ...................................      200,000       10,375,000
                                                                   ------------
                                                                     21,123,255
                                                                   ------------
TOTAL CONSUMER CYCLICALS (31.0%) ................                   653,992,538
                                                                   ------------
CONSUMER NONCYCLICALS
DRUGS (2.5%)
Geltex Pharmaceuticals, Inc. * ..................      700,000       15,837,500
MedImmune, Inc. * ...............................      361,600       35,956,600
                                                                   ------------
                                                                     51,794,100
                                                                   ------------
FOODS (0.3%)
Tysons Foods, Inc. ..............................      350,000        7,437,500
                                                                   ------------
HOSPITAL SUPPLIES & SERVICES (1.3%)
HEALTHSOUTH Corp. * .............................    1,800,000       27,787,500
                                                                   ------------
TOTAL CONSUMER NONCYCLICALS (4.1%) ..............                    87,019,100
                                                                   ------------

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 4 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES



Portfolio of Investments -- (Continued)
December 31, 1998



-------------------------------------------------------------------------------------
                                                             NUMBER OF        MARKET
                                                               SHARES          VALUE
-------------------------------------------------------------------------------------
CREDIT-SENSITIVE
BANKS (0.8%)
Citigroup, Inc. .........................................      300,000     $ 14,850,000
Washington Mutual, Inc. .................................       84,000        3,207,750
                                                                           ------------
                                                                             18,057,750
                                                                           ------------
FINANCIAL SERVICES (13.8%)
Edwards (A.G.), Inc. ....................................      760,000       28,310,000
Legg Mason, Inc. ........................................    2,500,000       78,906,250
MBNA Corp. ..............................................    6,900,000      172,068,750
Newcourt Credit Group, Inc. .............................      100,000        3,493,750
PMI Group, Inc. .........................................      200,000        9,875,000
                                                                           ------------
                                                                            292,653,750
                                                                           ------------
INSURANCE (8.9%)
Ace Ltd. ................................................      100,000        3,443,750
CNA Financial Corp. * ...................................    3,530,100      142,086,525
IPC Holdings Ltd. .......................................      207,400        4,809,088
NAC Re Corp. ............................................      600,000       28,162,500
Travelers Property Casualty (Class A) ...................      300,000        9,300,000
                                                                           ------------
                                                                            187,801,863
                                                                           ------------
REAL ESTATE (0.1%)
Excel Legacy Corp. * ....................................      140,000          560,000
Prime Retail, Inc. ......................................       60,000          588,750
                                                                           ------------
                                                                              1,148,750
                                                                           ------------
UTILITY -- ELECTRIC (0.1%)
AES Corp. * .............................................       30,000        1,421,250
                                                                           ------------
UTILITY -- TELEPHONE (7.0%)
Embratel Participacoes (ADR) * ..........................      220,000        3,066,250
Tele Celular Sul Participacoes (ADR) * ..................       22,000          383,625
Tele Centro Oeste Celular Participacoes (ADR) * .........       73,333          215,416
Tele Centro Sul Participacoes (ADR) * ...................       44,000        1,839,750
Tele Leste Celular Participacoes (ADR) * ................        4,400          124,850
Telemig Celular Participacoes (ADR) * ...................       11,000          233,750
Tele Nordeste Celular Participacoes (ADR) * .............       11,000          203,500
Tele Norte Celular Participacoes (ADR) * ................        4,400           99,275
Tele Norte Leste Participacoes (ADR) * ..................      220,000        2,736,250
Telephone & Data Systems, Inc. ..........................    2,930,000      131,666,875
Telesp Celular Participacoes (ADR) * ....................       88,000        1,540,000
Telesp Participacoes S.A. (ADR) * .......................      220,000        4,867,500
Tele Sudeste Celular Participacoes (ADR) * ..............       44,000          910,250
                                                                           ------------
                                                                            147,887,291
                                                                           ------------
TOTAL CREDIT-SENSITIVE (30.7%) ..........................                  $648,970,654
                                                                           ------------

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 4 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES



Portfolio of Investments -- (Continued)
December 31, 1998



-----------------------------------------------------------------------------------------
                                                               NUMBER OF        MARKET
                                                                 SHARES          VALUE
-----------------------------------------------------------------------------------------
ENERGY
OIL -- DOMESTIC (0.4%)
Kerr McGee Corp. ..........................................      220,000     $  8,415,000
                                                                             ------------
OIL -- INTERNATIONAL (0.1%)
IRI International Corporation * ...........................      305,000        1,220,000
                                                                             ------------
OIL -- SUPPLIES & CONSTRUCTION (4.9%)
BJ Services Co. * .........................................      440,000        6,875,000
Halliburton Co. ...........................................    1,000,000       29,625,000
Lukoil Holdings -- Spons (ADR) ............................       15,000          232,520
Lukoil Holdings -- Spons (ADR) (Preferred Shares) .........       40,000          134,684
Noble Drilling Corp. * ....................................    2,200,000       28,462,500
Oceaneering International, Inc. * .........................      300,000        4,500,000
Parker Drilling Corp. * ...................................    3,756,100       11,972,569
Rowan Cos., Inc. * ........................................    1,684,800       16,848,000
Stolt Comex Seaway S.A. * .................................       14,000           94,500
Stolt Comex Seaway S.A. (ADR) (Class A) * .................      880,000        4,950,000
                                                                             ------------
                                                                              103,694,773
                                                                             ------------
TOTAL ENERGY (5.4%) .......................................                   113,329,773
                                                                             ------------
TECHNOLOGY
ELECTRONICS (8.8%)
Altera Corp. * ............................................      460,000       28,002,500
Cisco Systems, Inc. * .....................................      400,000       37,125,000
DBT Online, Inc. * ........................................      160,000        3,990,000
Micron Technology, Inc. * .................................      300,000       15,168,750
Motorola, Inc. ............................................       50,000        3,053,125
Network Associates, Inc. * ................................      550,000       36,437,500
Sanmina Corp. * ...........................................      305,600       19,100,000
Sterling Commerce, Inc. * .................................      250,000       11,250,000
Xilinx, Inc. * ............................................      479,300       31,214,413
                                                                             ------------
                                                                              185,341,288
                                                                             ------------
OFFICE EQUIPMENT SERVICES (3.4%)
First Data Corp. ..........................................      600,000       19,012,500
HBO & Co. .................................................    1,752,500       50,274,844
Novell, Inc. * ............................................      100,000        1,812,500
                                                                             ------------
                                                                               71,099,844
                                                                             ------------
TELECOMMUNICATIONS (10.6%)
American Satellite Network -- Rights * ....................       70,000                0
Esprit Telecom Group PLC (ADR) * ..........................       50,000        2,337,500
Global TeleSystems Group, Inc. * ..........................    1,290,000       71,917,500

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 4 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES



Portfolio of Investments -- (Concluded)
December 31, 1998



-------------------------------------------------------------------------------------------------------------
                                                                             NUMBER OF          MARKET
                                                                               SHARES            VALUE
-------------------------------------------------------------------------------------------------------------
Millicom International Cellular S.A. * ..................................    1,550,000      $   54,056,250
NTL Incorporated * ......................................................      100,000           5,643,750
United States Cellular Corp. * ..........................................    2,345,000          89,110,000
                                                                                            --------------
                                                                                               223,065,000
                                                                                            --------------
TOTAL TECHNOLOGY (22.8%) ................................................                      479,506,132
                                                                                            --------------
TOTAL COMMON STOCKS (99.4%)
 (Cost $1,914,414,699)...................................................                    2,098,464,735
                                                                                            --------------
PREFERRED STOCKS:
CONSUMER CYCLICALS
AIRLINES (0.0%)
Continental Airlines Financial Trust
 8.5% Conv. .............................................................       13,500             934,875
                                                                                            --------------
TOTAL CONSUMER CYCLICALS (0.0%) .........................................                          934,875
                                                                                            --------------
TOTAL PREFERRED STOCKS (0.0%)
 (Cost $841,125).........................................................                          934,875
                                                                                            --------------
PARTICIPATION IN SEPARATE ACCOUNT NO. 2A,
 at amortized cost, which approximates
 market value, equivalent to 8,358 units
 at $285.54 each (0.1%)..................................................                        2,386,642
                                                                                            --------------
TOTAL INVESTMENTS (99.5%)
 (Cost $1,917,642,466)...................................................                    2,101,786,252
OTHER ASSETS LESS LIABILITIES (0.5%) ....................................                       11,260,934
AMOUNTS RETAINED BY EQUITABLE LIFE IN
 SEPARATE ACCOUNT NO. 4 (0.0%) (NOTE 1) .................................                       (1,271,958)
                                                                                            --------------
NET ASSETS (100.0%) .....................................................                   $2,111,775,228
                                                                                            ==============
Reserves attributable to participants' accumulations ....................                    2,072,991,897
Reserves and other contract liabilities attributable to annuity benefits                        38,783,331
                                                                                            --------------
NET ASSETS ..............................................................                   $2,111,775,228
                                                                                            ==============


----------
* Non-income producing.


See Notes to Financial Statements.

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 4 (POOLED)
of The Equitable Life Assurance Society of the United States
Notes to Financial Statements

1. Separate Account No. 4 (Pooled) (the Alliance Growth Equity Fund) (the Fund) of The Equitable Life Assurance Society of the United States (Equitable
   Life), a wholly-owned subsidiary of The Equitable Life Companies Incorporated, was established in conformity with the New York State Insurance Law. Pursuant to such law, to the extent provided in the applicable contracts, the net assets in the Fund are not chargeable with liabilities arising out of any other business of Equitable Life. The excess of assets over reserves and other contract liabilities amounting to $1,271,958 as shown in the Statement of Assets and Liabilities in Separate Account No. 4 may be transferred to Equitable Life's General Account.
   These financial statements reflect the total net assets and results of operations for Separate Account No. 4. The Members Retirement Programs constitute, among many others, contract owners participating in this Fund.

   Interests of retirement and investment plans for Equitable Life employees, managers, and agents in Separate Account No. 4 aggregated $323,953,589 (15.3%), at December 31, 1998 and $384,471,790 (14.5%), at December 31,
   1997, of the net assets in the Fund.

   Equitable Life is the investment manager for the Fund. Alliance Capital Management L.P. (Alliance) serves as the investment adviser to Equitable Life with respect to the management of the Fund. Alliance is a publicly-traded limited partnership which is indirectly majority-owned by Equitable Life.

   Equitable Life and Alliance seek to obtain the best price and execution of all orders placed for the Fund considering all circumstances. In addition to using brokers and dealers to execute portfolio security transactions for accounts under their management, Equitable Life and Alliance may also enter into other types of business and securities transactions with brokers and dealers, which will be unrelated to allocation of the Fund's portfolio transactions.

   The accompanying financial statements are prepared in conformity with generally accepted accounting principles (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


2. Security transactions are recorded on the trade date. Amortized cost of debt securities consists of cost adjusted, where applicable, for amortization of premium or accretion of discount. Dividend income is recorded on the ex-dividend date; interest income (including amortization of premium and discount on securities using the effective yield method) is accrued daily.


   Realized gains and losses on the sale of investments are computed on the basis of the identified cost of the related investments sold.

   Transactions denominated in foreign currencies are recorded at the rate prevailing at the date of such transactions. Asset and liability accounts that are denominated in a foreign currency are adjusted to reflect the current exchange rate at the end of the period. Transaction gains or losses resulting from changes in the exchange rate during the reporting period or upon settlement of the foreign currency transactions are reflected under "Realized and Unrealized Gain (Loss) on Investments" in the Statements of Operations and Changes in Net Assets.

   Equitable Life's internal short-term investment account, Separate Account No. 2A, was established to provide a more flexible and efficient vehicle to combine and invest temporary cash positions of certain eligible accounts

--------------------------------------------------------------------------------

   (Participating Funds) under Equitable Life's management. Separate Account No. 2A invests in debt securities maturing in sixty days or less from the date of acquisition. At December 31, 1998, the amortized cost of investments held in Separate Account No. 2A consist of the following:






---------------------------------------------------------------------------------------------
                                                                   AMORTIZED COST       %
---------------------------------------------------------------------------------------------

Commercial Paper, 5.10% - 5.35% due 01/04/99 through 02/18/99   $ 230,335,099       97.7%
U.S. Government Agency, 4.28% due 01/04/99 ...................      5,198,145        2.2
---------------------------------------------------------------------------------------------
Total Investments ............................................    235,533,244       99.9
Other Assets less Liabilities ................................        215,649        0.1
---------------------------------------------------------------------------------------------
Net Assets of Separate Account No. 2A ........................  $ 235,748,893      100.0%
=============================================================================================
Units Outstanding ............................................        825,639
Unit Value ...................................................  $      285.54
---------------------------------------------------------------------------------------------




Participating Funds purchase or redeem units depending on each participating account's excess cash availability or cash needs to meet its liabilities. Separate Account No. 2A is not subject to investment management fees. Separate Account No. 2A is valued daily at amortized cost, which approximates market value.

For 1998 and 1997, investment security transactions, excluding short-term debt securities, were as follows:




--------------------------------------------------------------------------------------
                                                       COST OF         NET PROCEEDS
                                                      PURCHASES          OF SALES
--------------------------------------------------------------------------------------
Stocks and long-term corporate debt securities:
    1998 ........................................  $1,692,067,102    $2,151,023,546
    1997 ........................................   1,569,991,103     1,988,739,298
  U.S. Government obligations:
    1998 ........................................              --                --
    1997 ........................................              --                --
-------------------------------------------------  --------------    --------------



3. Investment securities are valued as follows:

   Stocks listed on national securities exchanges and certain over-the-counter issues traded on the National Association of Securities Dealers, Inc. Automated Quotation (NASDAQ) national market system are valued at the last sale price, or, if no sale, at the latest available bid price.

   Foreign securities not traded directly, or in American Depository Receipt
   (ADR) form in the United States, are valued at the last sale price in the local currency on an exchange in the country of origin. Foreign currency is converted into its U.S. dollar equivalent at current exchange rates.

   United States Treasury securities and other obligations issued or guaranteed by the United States Government, its agencies or instrumentalities are valued at representative quoted prices.

   Long-term publicly traded corporate bonds are valued at prices obtained from a bond pricing service of a major dealer in bonds when such prices are available; however, in circumstances where Equitable Life and Alliance deem it appropriate to do so, an over-the-counter or exchange quotation may be used.

   Convertible preferred stocks listed on national securities exchanges are valued at their last sale price or, if there is no sale, at the latest available bid price.

   Convertible bonds and unlisted convertible preferred stock are valued at bid prices obtained from one or more

--------------------------------------------------------------------------------

   major dealers in such securities; where there is a discrepancy between dealers, values may be adjusted based on recent premium spreads to the underlying common stock.

   Other assets that do not have a readily available market price are valued at fair value as determined in good faith by Equitable Life's Investment officers.

   Separate Account No. 2A is valued daily at amortized cost, which approximates market value. Short-term debt securities purchased directly by the Funds which mature in 60 days or less are valued at amortized cost. Short-term debt securities which mature in more than 60 days are valued at representative quoted prices.


4. Charges and fees are deducted in accordance with the terms of the various contracts which participate in the Fund. With respect to the Members Retirement Programs, these expenses consist of investment management and accounting fees, program expense charge, direct expenses and record maintenance and report fees. These charges and fees are paid to Equitable Life by the Fund and are recorded as expenses in the accompanying Statements of Operations and Changes in Net Assets.


5. No Federal income tax based on net income or realized and unrealized capital gains was applicable to contracts participating in the Fund for the two years ended December 31, 1998, by reason of applicable provisions of the Internal Revenue Code and no Federal income tax payable by Equitable Life for such years will affect such contracts. Accordingly, no Federal income tax provision is required.

                                     PART C

                               OTHER INFORMATION

Item 28. Financial Statements and Exhibits

 (a)      Financial Statements included in Part B.

 The following are included in the Statement of Additional
 Information relating to the American Dental Association
 Program:



  1.      Separate Account Nos., 4 (Pooled), 191 and 200
          (The Growth Equity, ADA Foreign and Aggressive
          Equity Accounts):
          -Report of Independent Accountants - PricewaterhouseCoopers, LLP

  2.      Separate Account No. 4 (Pooled):
          - Statement of Assets and Liabilities, December 31, 1998
          - Statements of Operations and Changes in Net
            Assets for the Years Ended December 31, 1998 and 1997
          - Portfolio of Investments, December 31, 1998
          - Notes to Financial Statements

  3.      Separate Account No. 191:
          - Statement of Assets and Liabilities, December 31, 1998
          - Statements of Operations and Changes in Net
            Assets for the Years Ended December 31, 1998 and 1997

  4.      Separate Account No. 200:
          -  Statement of Assets and Liabilities
          - Statement of Operations and Changes in Net Assets for the Years Ended December 31, 1998 and 1997



  5.      Separate Account Nos. 191 and 200:
          -  Notes to Audited Financial Statements



  6.      Separate Account No. 30 (Pooled):
          -  Report of Independent Accountants - PricewaterhouseCoopers, LLP
          -  Statement of Assets and Liabilities, December 31, 1998
          - Statements of Operations and Changes in Net Assets for the Years Ended December 31, 1998 and 1997
          - Statements of Cash Flows for the Years Ended December 31, 1998 and 1997
          -  Statement of Investments and Net Assets, December 31, 1998
          -  Notes to Financial Statements

  7.      Separate Account No. 8 (Prime Property Fund):
          -  Report of Independent Accountants - PricewaterhouseCoopers, LLP
          -  Statement of Assets and Liabilities, December 31, 1998
          - Statements of Operations and Changes in Net Assets for the Years Ended December 31, 1998 and 1997
          - Statements of Cash Flows for the Years Ended December 31, 1998 and 1996
          -  Notes to Financial Statements

  8.      Schedule X:
          -  Supplementary Income Statement Information, December 31, 1998 and
             1997

  9.      Schedule XII:
          -  Mortgage Loans Receivable on Real Estate, December 31, 1998 and
             1997

 10.      The Equitable Life Assurance Society of the United States:
          -  Report of Independent Accountants - PricewaterhouseCoopers, LLP
          -  Consolidated Balance Sheets, December 31, 1998 and 1997
          - Consolidated Statements of Earnings for the Years Ended December 31, 1998, 1997 and 1996
          - Consolidated Statements of Equity for the Years Ended December 31, 1998, 1997 and 1996
          - Consolidated Statements of Cash Flows for the Years Ended December 31, 1998, 1997 and 1996.



 (b)      Exhibits.

 The following Exhibits are filed herewith:

 1. Resolutions of the Board of Directors of The Equitable Life Assurance Society of the United States ("Equitable") authorizing the establishment of Equitable's Separate Account Nos. 3, 4, 30, 190 and 191, incorporated by reference to Post-Effective Amendment No. 1 on Form N-3 to Registration Statement 33-46995, filed July 22, 1992.

  2.      Not Applicable.

  3.      Not Applicable.

  4. Investment Management Agreement by and among (i) the Trustees of the American Dental Association Members Retirement Trust and of the American Dental Association Members Pooled Trust for Retirement Plans, (ii) the Committee of Separate Account No. 191 of The Equitable Life Assurance Society of the United States, and (iii) The Equitable Life Assurance Society of the United States in its capacity as insurer and owner of the assets of Separate Account No. 191 and as an Investment Manager of Separate Account No. 191 to the extent described therein, incorporated by reference to Registration No. 33-46995 on Form N-3 of Registrant, filed April 8, 1992.

  5.      (a)  Buy - Sell Agreement by and among the Trustees of the American
               Dental Association Members Retirement Trust and of the American Dental Association Members Pooled Trust for Retirement Plans,

              The Equitable Life Assurance Society of the United States, Templeton Funds, Inc. and Templeton Funds Distributor Inc., incorporated by reference to Registration No. 33-46995 on Form N-3 of Registrant, filed April 8,1992.

   (b) Amended and Restated Buy - Sell Agreement effective April 17, 1995 between The Equitable Life Assurance Society of the United States and Franklin Templeton Distributors, Inc, incorporated by reference to Registration No. 33-91588 on Form N-3 of Registrant, filed April 28, 1995.

6. (a) Exhibit 6(a)(2) (Group Annuity Contract AC 2100, as amended and restated effective February 1, 1991 on contract Form No. APC 1,000-91, among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States), incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement 33-40162 on Form N-3 of Registrant, filed December 20, 1991.

   (b) Rider No.1 to Group Annuity Contract AC 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, incorporated by reference to Registration No. 33-46995 on Form N-3 of Registrant, filed April 8, 1992.

   (c) Form of Rider No. 2 to Group Annuity Contract AC 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, incorporated by reference to Registration No. 33-46995 on Form N-3 of Registrant, filed April 8, 1992.

   (d) Rider No. 3 to Group Annuity Contract AC 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, incorporated by reference to Registration No. 33-75614 on Form N-3 of Registrant, filed April 29, 1994.

   (e) Form of Rider No. 4 to Group Annuity Contract AC 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, incorporated by reference to Registration No. 33-75614 on Form N-3 of Registrant, filed April 29, 1994.

   (f) Form of Rider No. 5 to Group Annuity Contract 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, incorporated by reference to Post-Effective

               Amendment No.1 to Registration Statement No. 33-75616 on Form N-4 of Registrant, filed February 27, 1995.

    (g) Form of Rider No. 6 to Group Annuity Contract 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, incorporated by reference to Registration Statement No. 33-63113 on Form N-4 of Registrant, filed September 29, 1995.

    (h) Form of Rider No. 7 to Group Annuity Contract 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, incorporated by reference to Pre-Effective Amendment No.1 to Registration Statement No. 33-63113 on Form N-4 of Registrant, filed November 21, 1995.

    (i) Form of Rider No. 8 to Group Annuity Contract 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, incorporated by reference to Post-Effective Amendment No.1 to Registration Statement No. 33-91648 on Form N-3 of Registrant, filed April 30, 1996.

    (j) Form of Rider No. 9 to Group Annuity Contract 2100 among the Trustees of the American Dental Association Members. Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement No. 33-91648 on Form N-3 of Registrant, filed April 24, 1997.

7. (a) Exhibit 7(a) (Form of Participation Agreement for the standardized Profit-Sharing Plan under the ADA Program), incorporated by reference to Post-Effective Amendment No. 1 on Form N-3 to Registration Statement on Form S-1 of Registrant, filed April l6, l986.

   (b) Exhibit 7(b) (Form of Participation Agreement for the nonstandardized Profit-Sharing Plan under the ADA Program), incorporated by reference to Post-Effective Amendment No. 1 on Form N-3 to Registration Statement on Form S-1 of Registrant, filed April l6, 1986.

   (c) Exhibit 7(e) (Copy of Attachment to Profit Sharing Participation Agreement under the American Dental Association Members Retirement Plan), incorporated by reference to Registration No. 33-21417 on Form N-3 of Registrant, filed April 26, 1988.

   (d) Exhibit 7(e)(2) (Form of Participant Enrollment Form under the ADA Program), incorporated by reference to Post-Effective Amendment No. 2 on Form N-3 to Registration Statement on Form S-1 of Registrant, filed April 2l, l987.

   (e) Exhibit 7(u) (Form of Simplified Participation Agreement for the Defined Contribution Pension Plan under the ADA Program, as filed with the Internal Revenue Service), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed April 26, 1989.

          (f) Exhibit 7(v) (Form of Simplified Participation Agreement for the Profit-Sharing Plan under the ADA Program, as filed with the Internal Revenue Service), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed April 26, 1989.

          (g) Exhibit 7(w) (Form of Non-Standardized Participation Agreement for the Profit-Sharing Plan under the ADA Program, as filed with the Internal Revenue Service), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed April 26, 1989.

          (h) Exhibit 7(x) (Form of Standardized Participation Agreement for the Profit-Sharing Plan under the ADA Program, as filed with the Internal Revenue Service), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed April 26, 1989.

          (k) Exhibit 7(y) (Form of Non-Standardized Participation Agreement for the Defined Contribution Pension Plan under the ADA Program, as filed with the Internal Revenue Service), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed April 26, 1989.

          (l) Exhibit 7(z) (Form of Standardized Participation Agreement for the Defined Contribution Pension Plan under the ADA Program, as filed with the Internal Revenue Service), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed April 26, 1989.

8.        (a)  Restated Charter of The Equitable Life Assurance Society of the
               United States, as amended January 1, 1997, incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement No. 33-91648 on Form N-3 of Registrant, filed April 24, 1997.

          (b) By-Laws of The Equitable Life Assurance Society of the United States, as amended November 21, 1996, incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement No. 33-91648 on Form N-3 of Registrant, filed April 24, 1997.

9.      Not Applicable.

 10.    Not Applicable.

 11.      (a)  Exhibit 11(a)(2) (Form of American Dental Association Members
               Retirement Plan, as filed with the Internal Revenue Service), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed April 26, 1989.

          (b) Exhibit 11(g)(2) (Form of American Dental Association Members Retirement Trust, as filed with the Internal Revenue Service), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed April 26, 1989.

          (c) Exhibit 11(i) (Form of First Amendment to the American Dental Association Members Retirement Trust), incorporated by reference to Post-Effective Amendment No. 1 to Registration No. 33-40162 on Form N-3 of Registrant, filed December 20, 1991.

          (d) Exhibit 11(g) (Copy of Administration Services Agreement, dated January 10, 1986, among The Equitable Life Assurance Society of the United States, the Trustees of the Trust maintained under the American Dental Association Members Retirement Plan, the Trustees of the Pooled Trust maintained by the American Dental Association and the Council of Insurance of the American Dental Association), incorporated by reference to Post-Effective Amendment No. 1 on Form N-3 to Registration Statement on Form S-1 of Registrant, filed April l6, 1986.

          (e) Exhibit 11(n) (Form of American Dental Association Members Defined Benefit Pension Plan, as proposed to be filed with the Internal Revenue Service), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed April 26, 1989.

          (f) Exhibit 11(j) (Copy of American Dental Association Members Pooled Trust for Retirement Plans, dated as of January 1,
               1984), incorporated by reference to Post-Effective Amendment No. 1 to Registration No. 33-40162 on Form N-3 of Registrant on Form N-3 of Registrant, filed December 20, 1991.

          (g) Exhibit 11(k) (Form of First Amendment to the American Dental Association Members Pooled Trust for Retirement Plans, dated as of January 1, 1984), incorporated by reference to Post-Effective Amendment No. 1 to Registration No. 33-40162 on Form N-3 of Registrant, filed December 20, 1991.

          (h) Administrative Services Agreement among The Equitable Life Assurance Society of the United States, the Trustees of the American Dental Association Members Retirement Trust and of the American Dental Association Members Pooled Trust for Retirement Plans and the Council on Insurance of the American Dental ssociation, incorporated by reference to Registration No. 33-75614 on Form N-3 of Registrant, filed April 29, 1994.

12. (a) Opinion and Consent of Melvin S. Altman, Esq., Vice President and Associate General Counsel of The Equitable Life Assurance Society of the United States, incorporated by reference to Registration No. 33-46995 on Form N-3 of Registrant, filed April 8, 1992.

     (b) Opinion and Consent of Anthony A. Dreyspool, Vice President and Senior Counsel of The Equitable Life Assurance Society of the United States, incorporated by reference to Post-Effective Amendment No. 3 to Registration No. 33-46995 on Form N-3 of Registrant, filed April 21, 1993.

     (c) Opinion and Consent of Anthony A. Dreyspool, Vice President and Senior Counsel of The Equitable Life Assurance Society of the United States incorporated by reference to Registration No. 33-61978 on Form N-3 of Registrant, filed May 3, 1993.

     (d) Opinion and Consent of Anthony A. Dreyspool, Vice President and Senior Counsel of The Equitable Life Assurance Society of the United States, incorporated by reference to Registration No. 33-61978 on Form N-3 of Registrant, filed November 16, 1993.

     (e) Opinion and Consent of Anthony A. Dreyspool, Vice President and Senior Counsel of The Equitable Life Assurance Society of the United States, incorporated by reference to Registration No. 33-91648 on Form N-3 of Registrant, filed April 28, 1995.


     (f) Opinion and Consent of Mary B. Breen, Vice President and Senior Counsel of The Equitable Life Assurance Society of the United States, incorporated herein by reference to Registration Statement
          No. 333-50949, filed April 24, 1998.

     (g) Opinion and Consent of Mary Joan Hoene, Vice President and Counsel to The Equitable Life Assurance Society of the United States.


13. (a) Consent of Melvin S. Altman (included within Exhibit 12(a)), incorporated by reference to Registration No. 33-46995 on Form N-3 of Registrant, filed April 8, 1992.

     (b) Consent of Anthony A. Dreyspool (included within Exhibit 12(b)), incorporated by reference to Post-Effective Amendment No. 3 to Registration No. 33-46995 on Form N-3 of Registrant, filed April 21, 1993.

     (c) Consent of Anthony A. Dreyspool (included within Exhibit 12(c)) incorporated by reference to Registration No. 33-61978 on Form N-3 of Registrant, filed May 3, 1993.

     (d) Consent of Anthony A. Dreyspool (included within Exhibit 12(d)), incorporated by reference to Registration No. 33-61978 on Form N-3 of Registrant, filed November 16, 1993.

     (e) Consent of Anthony A. Dreyspool (included within Exhibit 12(e) to Registration No. 33-91648 on Form N-3 of Registrant; see
          Exhibit 12(e) above.


     (f)  Consent of Mary P. Breen (included with Exhibit 12(f)).

     (f)  (i) Consent on Mary Joan Hoene (included with Exhibit 12(g)).


     (g)  Consent of PricewaterhouseCoopers, LLP.


     (h)  Powers of Attorney.

 27. Financial Data Schedule.

Item 29: Directors and Officers of Equitable.

   Set forth below is information regarding the directors and principal officers of Equitable. Equitable's address is 1290 Avenue of the Americas, New York, New York 10104. The business address of the persons whose names are preceded by an asterisk is that of Equitable.


                                                                  PRINCIPAL OCCUPATION
NAME AND PRINCIPAL                    POSITIONS AND OFFICES       (AND OTHER POSITIONS)
BUSINESS ADDRESS                      WITH EQUITABLE              WITHIN PAST 2 YEARS
------------------------------------  --------------------------  ----------------------------------------------------
DIRECTORS
-----------
Francoise Colloc'h                    Director                    Senior Executive Vice President, Human Resources and
AXA                                                               Communications, AXA and various positions with
23, Avenue Matignon                                               AXA affiliated companies. Director, The Equitable
75008 Paris, France                                               Companies Incorporated ("EQ").

Henri de Castries                     Director                    Senior Executive Vice President, Financial Services
AXA                                                               and Life Insurance Activities of AXA and various
23, Avenue Matignon                                               positions with AXA affiliated companies; Director
75008 Paris, France                                               and Chairman, EQ (April 1998 to present), and prior
                                                                  thereto, Director and Vice Chairman (February 1996 to
                                                                  April 1998); Director, Equitable Real Estate
                                                                  Investment Management, Inc. ("Equitable Real Estate")
                                                                  (until June 1997), Donaldson Lufkin & Jenrette
                                                                  ("DLJ") and Alliance Capital Management Corporation
                                                                  ("Alliance").



                                                          C-8

                                                                  PRINCIPAL OCCUPATION
NAME AND PRINCIPAL                    POSITIONS AND OFFICES       (AND OTHER POSITIONS)
BUSINESS ADDRESS                      WITH EQUITABLE              WITHIN PAST 2 YEARS
------------------------------------  --------------------------  ----------------------------------------------------

Joseph L. Dionne                      Director                    Chairman and former Chief Executive Officer (until
The McGraw-Hill Companies                                         April 1998), The McGraw-Hill Companies; Director, EQ
1221 Avenue of the Americas                                       (Director, Harris Corporation and Ryder System, Inc.)
New York, NY 10020

Denis Duverne                         Director                    Senior Vice President-International (US-UK-Benelux),
AXA                                                               AXA; Director, Alliance and DLJ.
23, Avenue Matignon
75008 Paris, France

Jean-Rene Fourtou                     Director                    Chairman and Chief Executive Officer Rhone-Poulenc,
Rhone-Poulenc, S.A.                                               S.A.; Director, EQ; (Director, Societe Generale,
25, Quai Paul Doumer                                              Schneider S.A. and Groupe Pernod-Ricard (July 1997 to
92408 Courvbevoie Cedex,                                          present); Member, Supervisory Board, AXA, European
France                                                            Advisory Board of Bankers Trust Company and
                                                                  Consulting Counsel of Banque de France.)

Norman C. Francis                     Director                    President, Xavier University of Louisiana (Chairman,
Xavier University of Louisiana                                    Liberty Bank and Trust, New Orleans, LA; Director,
7325 Palmetto Street                                              First National Bank of Commerce, New Orleans, LA,
New Orleans, LA 70125                                             Piccadilly Cafeterias, Inc., and Entergy Corporation).

                                                          C-9

                                                                  PRINCIPAL OCCUPATION
NAME AND PRINCIPAL                    POSITIONS AND OFFICES       (AND OTHER POSITIONS)
BUSINESS ADDRESS                      WITH EQUITABLE              WITHIN PAST 2 YEARS
------------------------------------  --------------------------  ----------------------------------------------------

Donald J. Greene                      Director                    Counselor-at-Law; Partner, LeBoeuf, Lamb, Greene &
LeBoeuf, Lamb, Greene & MacRae                                    MacRae; Director, EQ.
125 West 55th Street
New York, NY 10019-4513

John T. Hartley                       Director                    Retired Chairman and Chief Executive Officer, Harris
Harris Corporation                                                Corporation; Director, EQ; (Director, Harris
1025 NASA Boulevard                                               Corporation and The McGraw-Hill Companies).
Melbourne, FL 32919

John H.F. Haskell, Jr.                Director                    Director and Managing Director, Warburg Dillon
Warburg Dillon Read LLC                                           Read LLC; Director, EQ; Chairman Supervisory
535 Madison Avenue                                                Board, Dillon Read (France) Gestion; Director,
New York, NY 10028                                                Dillon Read Limited; (Director, Pall Corporation
                                                                  (November 1998 to present) and Kaydon Corporation
                                                                  (until March 1998)).

Mary R. (Nina) Henderson              Director                    President, Bestfoods Grocery; Vice President,
Bestfoods Grocery                                                 BESTFOODS; (Director, Hunt Corporation).
BESTFOODS
International Plaza
700 Sylvan Avenue
Englewood Cliffs, NJ 07632-9976

W. Edwin Jarmain                      Director                    President, Jarmain Group, Inc. and an officer or
Jarmain Group, Inc.                                               director of several affiliated companies; Chairman,
121 King Street West                                              FCA International, Ltd. (until May 1998); Director,
Suite 2525                                                        EQ, DLJ, Anglo Canada General Insurance Company,
Toronto, Ontario M5H 3T9,                                         AXA Insurance (Canada), AXA Pacific Insurance
Canada                                                            Company and National Mutual Holdings Limited (July
                                                                  1998 to present); Alternate Director, The National
                                                                  Mutual Life Association of Australasia Limited
                                                                  (until 1998), National Mutual Asia Limited and
                                                                  National Mutual Insurance Company Limited, Hong Kong)
                                                                  (February 1997 to present).

                                                          C-10

                                                                  PRINCIPAL OCCUPATION
NAME AND PRINCIPAL                    POSITIONS AND OFFICES       (AND OTHER POSITIONS)
BUSINESS ADDRESS                      WITH EQUITABLE              WITHIN PAST 2 YEARS
------------------------------------  --------------------------  ----------------------------------------------------

George T. Lowy                        Director                    Counselor-at-Law; Partner, Cravath, Swaine & Moore.
Cravath, Swaine & Moore                                           (Director, Eramet).
825 Eighth Avenue
New York, NY 10019

Didier Pineau-Valencienne             Director                    Chairman and Chief Executive Officer, Schneider S.A.
Schneider S.A.                                                    and various positions with Schneider affiliated
64/70 Avenue Jean-Baptiste Clement                                companies; Chairman and Chief Executive Officer,
92646 Boulogne-Billancourt Cedex                                  Square D; Director, EQ; Member, Supervisory Board,
France                                                            AXA and Lagardere ERE; Director, CGIP, Sema Group
                                                                  plc, and Rhone-Poulenc; member of Supervisory
                                                                  Board of Banque Paribas (until 1998) and Advisory Boards
                                                                  of Bankers Trust Company, Booz Allen & Hamilton
                                                                  (USA) and Banque de France).

George J. Sella, Jr.                  Director                    Retired Chairman, President and Chief Executive
P.O. Box 397                                                      Officer, American Cyanamid Company; Director, EQ
Newton, NJ 07860                                                  (Director, Bush, Boake, Allen Inc., Coulter
                                                                  Pharmaceutical (May 1997 to present), and Union Camp
                                                                  Corporation).

Peter J. Tobin                        Director                    Dean, College of Business, St. Johns University
St. John's University                                             (August 1998 to present), Chief Financial Officer,
8,000 Utopia Parkway                                              Chase Manhattan Corp. (1996-1997)
Jamaica, NY 11439


Dave H. Williams                      Director                    Chairman and former Chief Executive Officer (until
Alliance Capital Management                                       January 1999), Alliance and various positions with
 Corporation                                                      Alliance affiliated companies; Director, EQ; Senior
1345 Avenue of the Americas                                       Executive Vice President and Member of Executive
New York, NY 10105                                                Committee of AXA.

                                                          C-11

                                                                  PRINCIPAL OCCUPATION
NAME AND PRINCIPAL                    POSITIONS AND OFFICES       (AND OTHER POSITIONS)
BUSINESS ADDRESS                      WITH EQUITABLE              WITHIN PAST 2 YEARS
------------------------------------  --------------------------  ----------------------------------------------------

OFFICERS AND DIRECTORS
----------------------

*Michael Hegarty                      Director and President      See Column 2; prior thereto Vice Chairman, Chase
                                      (January 1998 to present)   Manhattan Corporation (1996 to 1997); Director
                                      and Chief Operating         (February 1998 to present), Vice Chairman (April 1998
                                      Officer (February 1998 to   to present) and Chief Operating Officer (February 1998
                                      present)                    to present), EQ; Senior Executive Vice President, EQ
                                                                  (January 1998 to April 1998); Executive Vice
                                                                  President, Chief Operating Officer and Director,
                                                                  Equitable Investment Corporation ("EIC") (March 1998
                                                                  to present), ACMC, Inc. (March 1998 to present)
                                                                  Director, Equitable Capital Management Corporation
                                                                  ("ECMC") (March 1998 to present), Alliance (May 1998
                                                                  to present) and DLJ (May 1998 to present).

*Edward D. Miller                     Director (August 1997 to    See Column 2; prior thereto, Director, President and
                                      present), Chairman of the   Chief Executive Officer (August 1997); Senior Vice
                                      Board (January 1998 to      Chairman, Chase Manhattan Corporation (March 1996 to
                                      present) and Chief          April 1997); Director, President and Chief Executive
                                      Executive Officer (August   Officer, EQ (August 1997 to present); Senior Executive
                                      1997 to present)            Vice President and member of the Executive Committee,
                                                                  AXA; Director, Alliance (August 1997 to present), DLJ
                                                                  (November 1997 to present), ECMC (March 1998 to
                                                                  present), ACMC, Inc. (March 1998 to present), and AXA
                                                                  Canada (September 1998 to present); Director, Chairman,
                                                                  President and Chief Executive Officer, EIC (March 1998
                                                                  to present); (Director, KeySpan Energy).

*Stanley B. Tulin                     Director and Vice           See Column 2; prior thereto, Senior Executive
                                      Chairman of the Board       President (until February 1998) and Chief Financial Officer;
                                      (February 1998 to           Executive Vice President and Chief Financial Officer
                                      present) and Chief          (May 1997 to present), EQ; Director, Alliance (July
                                      Financial Officer (May      1997 to present) and DLJ (June 1997 to present);
                                      1996 to present)            Director, Executive Vice President and Chief Financial
                                                                  Officer, EIC (June 1997 to present); Director, Chairman,
                                                                  President and Chief Executive Officer, ACMC, Inc. (July
                                                                  1997 to present) and ECMC (July 1997 to present); Vice
                                                                  President, EQ Advisors Trust ("EQAT") (until 1998).

                                                          C-12

                                                                  PRINCIPAL OCCUPATION
NAME AND PRINCIPAL                    POSITIONS AND OFFICES       (AND OTHER POSITIONS)
BUSINESS ADDRESS                      WITH EQUITABLE              WITHIN PAST 2 YEARS
------------------------------------  --------------------------  ----------------------------------------------------

OTHER OFFICERS

*Leon B. Billis                       Executive Vice President    See Column 2; prior thereto, Senior Vice President
                                      (February 1998 to           (until February 1998) and Chief Information Officer;
                                      present) and Chief          Director, J.M.R. Realty Services, Inc.
                                      Information Officer


                                                          C-13

                                                                  PRINCIPAL OCCUPATION
NAME AND PRINCIPAL                    POSITIONS AND OFFICES       (AND OTHER POSITIONS)
BUSINESS ADDRESS                      WITH EQUITABLE              WITHIN PAST 2 YEARS
------------------------------------  --------------------------  ----------------------------------------------------

*Harvey Blitz                         Senior Vice President       See Column 2; Senior Vice President, EQ; Director,
                                                                  The Equitable of Colorado, Inc. ("Colorado");
                                                                  Director and Chairman, Frontier Trust Company
                                                                  ("Frontier"); Executive Vice President and Director,
                                                                  EQ Financial Consultants, Inc. ("EQF"); Director and Senior
                                                                  Vice President, EquiSource of New York, Inc. and its
                                                                  subsidiaries ("EquiSource"); Director,
                                                                  Equitable Realty Assets Corporation ("ERAC")
                                                                  (December 1996 to March 1998); Vice President
                                                                  and Chief Financial Officer, EQAT (since March 1997).

*Kevin R. Byrne                       Senior Vice President and   See Column 2; prior thereto Vice President and
                                      Treasurer                   Treasurer (until July 1997); Senior Vice President
                                                                  and Treasurer, EQ; Treasurer, EIC (June 1997 to
                                                                  present), EquiSource and Frontier; President and
                                                                  Chief Executive Officer (September 1997 to present),
                                                                  and prior thereto, Vice President and Treasurer,
                                                                  Equitable Casualty Insurance Company ("ECIC"); Director,
                                                                  Chairman, President and Chief Executive Officer,
                                                                  Equitable JV Holdings Corporation (August 1997 to
                                                                  present); Director (July 1997 to present) and Senior Vice
                                                                  President and Chief Financial Officer (April 1998 to
                                                                  present), ACMC and ECMC; Treasurer; Vice President and
                                                                  Treasurer, EQAT (March 1997 to present).

                                                          C-14

                                                                  PRINCIPAL OCCUPATION
NAME AND PRINCIPAL                    POSITIONS AND OFFICES       (AND OTHER POSITIONS)
BUSINESS ADDRESS                      WITH EQUITABLE              WITHIN PAST 2 YEARS
------------------------------------  --------------------------  ----------------------------------------------------

*Alvin H. Fenichel                    Senior Vice President and   See Column 2; Senior Vice President and Controller,
                                      Controller                  EQ; Senior Vice President and Chief Financial
                                                                  Officer, Colorado (March 1997 to present).

                                                          C-15

                                                                  PRINCIPAL OCCUPATION
NAME AND PRINCIPAL                    POSITIONS AND OFFICES       (AND OTHER POSITIONS)
BUSINESS ADDRESS                      WITH EQUITABLE              WITHIN PAST 2 YEARS
------------------------------------  --------------------------  ----------------------------------------------------

*Paul J. Flora                        Senior Vice President and   See Column 2; Vice President and Auditor, EQ.
                                      Auditor

*Jerome S. Golden                     Executive Vice President    See Column 2; Executive Vice President, EQ
                                                                  (November 1997 to present); Chairman and Chief
                                                                  Executive Officer, Equitable Distributors, Inc.
                                                                  ("EDI") (until December 1997).

*Mark A. Hug                          Senior Vice President       See Column 2; prior thereto, Vice President, Aetna
                                                                  (until April 1997).

*Robert E. Garber                     Executive Vice President    See Column 2; Executive Vice President and General
                                      and General Counsel         Counsel, EQ.

*Donald R. Kaplan                     Vice President and Chief    See Column 2; prior thereto, Vice President and
                                      Compliance Officer and      Acting Chief Compliance Officer.
                                      Associate General Counsel

*Michael S. Martin                    Executive Vice President    See Column 2; prior thereto, Senior Vice President
                                      (September 1998 to present) and Chief Marketing Officer; Chairman and Chief
                                      and Chief Marketing         Executive Officer, EQF; Vice President, EQAT
                                      Officer                     (until 1998) and Hudson River Trust ("HRT");
                                                                  Director, Equitable Underwriting and Sales
                                                                  Agency (Bahamas), Ltd. and EquiSource; Director
                                                                  and Executive Vice President (December 1998 to
                                                                  present), Colorado, prior thereto, Director
                                                                  and Senior Vice President.

*Douglas Menkes                       Senior Vice President and   See Column 2; prior thereto, Consulting Actuary,
                                      Corporate Actuary           Milliman & Robertson, Inc. (until June 1997).

*Peter D. Noris                       Executive Vice President    See Column 2; Executive Vice President and Chief
                                      and Chief Investment        Investment Officer, EQ; Executive Vice President, EQF;
                                      Officer                     Director, Alliance and Equitable Real Estate (July
                                                                  1995 to June 1997); Director, EREIM Managers Corp.
                                                                  ("EMC") (July 1997 to present) and EREIM LP Corp.
                                                                  ("ELPC") (October 1997 to present); Trustee, HRT;
                                                                  Trustee, Chairman and President, EQAT (March 1997 to
                                                                  present).


                                                          C-16

                                                                  PRINCIPAL OCCUPATION
NAME AND PRINCIPAL                    POSITIONS AND OFFICES       (AND OTHER POSITIONS)
BUSINESS ADDRESS                      WITH EQUITABLE              WITHIN PAST 2 YEARS
------------------------------------  --------------------------  ----------------------------------------------------

*Anthony C. Pasquale                  Senior Vice President       See Column 2; Director, Chairman and Chief Operating
                                                                  Officer, ECIC (September 1997 to present); Director,
                                                                  Equitable Agri-Business, Inc. (until June 1997), EMC
                                                                  (June 1997 to present), and ELPC (October 1997 to
                                                                  present).

*Pauline Sherman                      Senior Vice President       See Column 2; prior thereto, Vice President,
                                      (February 1999 to           Secretary and Associate General Counsel, Vice
                                      present) Secretary, and     President, Secretary and Associate General
                                      Associate General Counsel   Counsel, EQ.

*Samuel B. Shlesinger                 Senior Vice President       See Column 2; Chairman, President and Chief
                                                                  Executive Officer, Colorado; Vice President,
                                                                  HRT (until 1998); Director, ERAC (December 1996 to
                                                                  March 1998).

*Richard V. Silver                    Senior Vice President and   See Column 2; Director, EQF; Senior Vice
                                      Deputy General Counsel      President and General Counsel, EIC (June 1997 to
                                                                  March 1998).

*Jose Suquet                          Senior Executive Vice       See Column 2; prior thereto, Executive Vice
                                      President (February 1998    President and Chief Agency Officer (until December
                                      to present) and Chief       1997); Executive Vice President, EQ;
                                      Distribution Officer        Vice President, HRT (March 1998 to present).
                                      (December 1997 to
                                      present)

*Maureen K. Wolfson                   Vice President              See Column 2.

Item 30. Persons Controlled by or Under Common Control with the Insurance Company or Registrant

          Separate Account Nos. 3, 4, 30, 190 and 191 of The Equitable Life Assurance Society of the United States (the "Separate Accounts") are separate accounts of Equitable. Equitable, a New York stock life insurance company, is a wholly owned subsidiary of The Equitable Companies Incorporated (the "Holding Company"), a publicly traded company.


          The largest stockholder of the Holding Company is AXA. As of March 31, 1999, AXA beneficially owned 58.3% of the outstanding common stock of the Holding Company. Under its investment arrangements with Equitable Life and the Holding Company, AXA is able to exercise significant influence over the operations and capital structure of the Holding Company and its subsidiaries, including Equitable Life. AXA, a French company, is the holding company for an international group of insurance and related financial services companies.

                               AXA GROUP CHART



The information listed below is dated as of January 1, 1999; percentages shown represent voting power. The name of the owner is noted when AXA indirectly controls the company.



                  AXA INSURANCE AND REINSURANCE BUSINESS HOLDING



COMPANY                           COUNTRY        VOTING POWER
-------                           -------        ------------
AXA Assurances IARD               France         100% by AXA France Assurance

AXA Assurances Vie                France         88.1% by AXA France Assurance
                                                 and 11.9% by AXA Collectives

AXA Courtage IARD                 France         100% by AXA France Assurance
                                                 and AXA Global Risks

AXA Conseil Vie                   France         100% by AXA France Assurance

AXA Conseil IARD                  France         100% by AXA France Assurance

AXA Direct                        France         100% by AXA

Direct Assurances IARD            France         100% by AXA Direct

Direct Assurance Vie              France         100% by AXA Direct

Tellit Vie                        Germany        100% by AKA-CKAG

Axiva                             France         100% by AXA France Assurance
                                                 and AXA Conseil Vie

Juridica                          France         100% by AXA France Assurance

AXA Assistance France             France         100% by AXA Assistance SA

AXA Collectives                   France         AXA France Assurance, AXA
                                                 Assurances IARD and AXA
                                                 Courtage IARD Mutuelle

Societe Beaujon                   France         100% by AXA

Lor Finance                       France         99.3% by AXA

Jour Finance                      France         100% by AXA Conseil IARD and
                                                 by AXA Assurances IARD

Financiere 45                     France         99.8% by AXA

Mofipar                           France         99.9% by AXA

NSM Vie                           France         40.1% by AXA France Assurance

Saint Georges Re                  France         100% by France Assurance

AXA Global Risks                  France         100% owned by AXA France
                                                 Assurance, AXA Courtage
                                                 Assurance Mutuelle and AXA
                                                 Assurances IARD Mutuelle

Argovie                           France         94% by Axiva

AXA Assistance SA                 France         76.8% by AXA and 23.2% by AXA
                                                 France Assurance

S.P.S Reassurance                 France         69.9% by AXA Reassurance

AXA Participations                France         50% by AXA, 25% by AXA Global
                                                 Risks and 25% by AXA Courtage
                                                 IARD

Colisee Excellence                France         100% by Finunciere Mermoz

Financiere Mermoz                 France         100% by AXA

COMPANY                           COUNTRY        VOTING POWER
-------                           -------        ------------

AXA France Assurance              France         100% by AXA

Thema Vie                         France         99.6% Axiva Vie

AXA-Colonia Konzern AG (AXA-
CKAG)                             Germany        39.7% by Vinci BV, 25.6% by
                                                 Kolnische Verwaltungs and
                                                 9.4% by AXA

Finaxa Belgium                    Belgium        100% by AXA

AXA Belgium                       Belgium        86.1% by Royale Belge and 13.9%
                                                 by Parcolvi

De Kortrijske Verzekering         Belgium        99.8% by AXA Belgium

Juris                             Belgium        100% owned by AXA Belgium

Royale Belge                      Belgium        51.2% by AXA Holdings Belgium,
                                                 44.5% AXA and 3.2% AKA Global
                                                 Risks

Royale Belge 1994                 Belgium        97.8% by Royale Belge and 2%
                                                 by UAB

UAB                               Belgium        100% by Royale Belge

Ardenne Prevoyante                Belgium        99.4% by Royale Belge

GB Lex                            Belgium        55% by Royale Belge, 25% by
                                                 Royale Belge 1994, 10% by
                                                 Juridica and 10% by AXA
                                                 Conseil IARD

Royale Belge Re                   Belgium        100% by Royale Belge

Parcolvi                          Belgium        100% by Vinci Belgium
                                                 Holding BV

Vinci Belgium                     Belgium        99.5% by Vinci BV

Finaxa Luxembourg                 Luxembourg     100%


AXA Assurance IARD Luxembourg     Luxembourg     100% by AXA Holding Luxembourg

AXA Assurance Vie Luxembourg      Luxembourg     100% by AXA Holding Luxembourg

Royale UAP                        Luxembourg     100% by AXA Holding Luxembourg


Paneurolife                       Luxembourg     90% by different companies of
                                                 the AXA Group

Paneurore                         Luxembourg     100% by different companies of
                                                 the AXA Group

Crealux                           Luxembourg     100% by Royale Belge

Futur Re                          Luxembourg     100% by AXA Global Risks

AXA Holding Luxembourg            Luxembourg     100% by Royale Beige

AXA Aurora                        Spain          30% owned by AXA and 40%
                                                 by AXA Participations

Aurora Vida SA de Seguros y       Spain          97% owned by Aurora Iberica SA
Reaseguros                                       de Seguros y Reaseguros
                                                 1.5% by AXA

Hilo Direct Seguros y Reaseguros  Spain          71.4% by AXA Aurora

Ayuda Legal                       Spain          88% AXA Aurora Iberica SA de
                                                 Seguros y Reaseguros and 12%
                                                 by Aurora Vida

AXA Aurora Iberica SA             Spain          99.8% by AXA Aurora
de Seguros y Reaseguros

AXA Assicurazioni                 Italy          83.7% owned by AXA, 12% by
                                                 Grupo UAP Italiana, 2.2% by AXA
                                                 Conseil Vie and 2.1% by AXA
                                                 Collectives

Eurovita                          Italy          30% owned by AXA Assicurazioni
                                                 19% by AXA Conseil Vie and 19%
                                                 by AXA Collectives

Gruppo UAP Italia (GUI)           Italy          97% by AXA Participants and 3%
                                                 by AXA Collectives

UAP Vita                          Italy          62% by AXA

Allsecures Vita                   Italy          100% by AXA

AXA Equity & Law plc              U.K.           99.9% by AXA

AXA Equity & Law Life             U.K.           100% by Sun Life Holdings Plc
Assurance Society

Sun Life lle de Man               U.K.           100% owned by Sun Life
                                                 Assurance

AXA Global Risks                  U.K.           51% owned by AXA Global
                                                 Risks (France) and 49% by
                                                 AXA Courtage IARD

Sun Life and Provincial           U.K.           71.6% by AXA and AXA
Holdings (SLPH)                                  Equity & Law Plc

Sun Life Corporation Plc          U.K.           100% by AXA Sun Life Holdings
                                                 Plc

Sun Life Assurance Society Plc    U.K.           100% by AXA Sun Life Holdings
                                                 Plc

AXA Provincial Insurance          U.K.           100% by SLPH

English & Scottish                U.K.           100% by AXA UK

AXA UK                            U.K.           100% by AXA

Servco                            U.K.           100% by AXA Sun Life Holdings
                                                 Plc

AXA Sun Life Plc                  U.K.           100% by AXA Sun Life Holdings
                                                 Plc

AXA Leven                         The Nether-    100% by Nieuw Rotterdam
                                  lands          Verzekeringen

AXA Nederland BV                  The Nether-    55.4% by Royale Belge and 38.9%
                                  lands          by Gelderland BV

UNIROBE Groep BV                  The Nether-    100% by UAP Nieuw Rotterdam
                                  lands          Holding

AXA Levensverzekeringen           The Nether-    100% by UAP Nieuw Rotterdam
                                  lands          Verzekeringen

AXA Schade                        The Nether-    100% by UAP Nieuw Rotterdam
                                  lands          Verzekeringen

Societe Generale d'Assistance     The Nether-    100% by AXA Assistance Holding
                                  lands

Gelderland BV                     The Nether-    100% by Royale Belge
                                  lands

AXA Zorg                          The Nether-    108% by UAP Nieuw Rotterdam
                                  lands          Verzekeringen

Vinci BV                          The Nether-    100% by AXA
                                  lands

AXA Portugal Companhia de         Portugal       96.2% by different companies
Serguros SA                                      of the AXA Group

AXA Portugal Companhia de         Portugal       87.6% by AXA Counseil Vie and
Serguros de Vida SA                              7.5% AXA Participations

AXA Compagnie d'Assurances        Switzerland    100% by AXA Participations

AXA Compagnie d'Assurances        Switzerland    95% by AXA Participations
sur la vie

AXA Al Amane Assurances           Morocco        52% by AXA Participations and
                                                 15% by Empargne Croissance

AXA Canada Inc.                   Canada         100% by AXA

Empargne Croissance               Morocco        99.3% by AXA Al Amane
                                                 Assurances

Colonia Nordstern Leben           Germany        50% by AXA - CKAG and 50% by
                                                 Colonia Nordstein Versicherungs

Kolnische Verwaltungs             Germany        67.7% by Vinci BV, 23% by AXA
                                                 Colonia Konzern AG and 8.8% by
                                                 AXA

Sicher Direkt Versicherung        Germany        50% by AXA Direct and 50% by
                                                 AXA - CKAG

AXA Colonia Krankenversicherung   Germany        51% by AXA - CKAG, 39.6% by AXA
                                                 Colonia Lebenversicherung and
                                                 12% by Deutsche
                                                 Arzleversicherung

Colonia Nordstern Versicherungs   Germany        100% by AXA - CKAG

COMPANY                           COUNTRY        VOTING POWER
-------                           -------        ------------

AXA non life Insurance Cy. Ltd    Japan          100% by AXA Direct

AXA Life Insurance                Japan          100% by AXA

Dongbu AXA Life                   Korea          50% by AXA
Insurance Co. Ltd.

Sime AXA Berhad                   Malaysia       30% owned by AXA and
                                                 AXA Reassurance

AXA Insurance Investment          Singapore      88.7% by AXA and 11.4% by AXA
Holdings Pte Ltd                                 Courtage IARD

AXA Life Insurance                Singapore      100% owned by AXA

AXA Insurance                     Hong Kong      82.5% owned by AXA Investment
                                                 Holdings Pte Ltd and 17.5% by
                                                 AXA

National Mutual Asia Ltd          Hong Kong      53.8% by National Mutual
                                                 Holdings, Ltd and 20% by Detura

The Equitable Companies           U.S.A.         43% by AXA, Financiere 45,
Incorporated                                     3.2%, Lorfinance 6.4%, AXA
                                                 Equity & Law Life Association
                                                 Society 4.1% and AXA
                                                 Reassurance 2.9% and 0.4% by
                                                 Societe Beaujon

The Equitable Life Assurance      U.S.A.         100% owned by The Equitable
Society of the United States                     Companies Incorporated
(ELAS)

National Mutual Holdings Ltd      Australia      42.1% by AXA and 8.9% by AXA
                                                 Equity & Law Life Assurance
                                                 Society

The National Mutual Life          Australia      100% owned by National Mutual
Association of Australasia                       Holdings Ltd


National Mutual International     Australia      100% owned by National Mutual
                                                 Holdings Ltd

Australian Casualty & Life Ltd    Australia      100% owned by National Mutual
                                                 Holdings Ltd

National Mutual Health            Australia      100% owned by National Mutual
Insurance Pty Ltd                                Holdings Ltd

Detura                            Hong Kong      75% by National Mutual Holdings

AXA Insurance Pte Ltd             Singapore      100% by AXA Insurance
                                                 Investment Holdings Pte Ltd

AXA Reinsurance Asia Pte Ltd      Singapore      100% by AXA Reassurance

COMPANY                           COUNTRY        VOTING POWER
-------                           -------        ------------

AXA Reassurance                   France         100% owned by AXA, AXA
                                                 Assurances IARD and AXA Global
                                                 Risks

AXA Re Finance                    France         79% owned by AXA Reassurance

AXA Cessions                      France         100% by AXA

AXA Reinsurance U.K. Plc          U.K.           100% owned by AXA Re U.K.
                                                 Holding

AXA Re U.K. Company Limited       U.K.           100% owned by AXA Reassurance


AXA Reinsurance Company           U.S.A.         100% owned by AXA America


AXA America                       U.S.A.         100% owned by AXA Reassurance

AXA Global Risks US               U.S.A.         96.4% by AXA Global Risks and
                                                 3.6% by Colonia Nordstern
                                                 Versicherungs AG

AXA Re Life Insurance Company     U.S.A.         100% owned by AXA America

C.G.R.M.                          Monaco         100% owned by AXA Reassurance

Nordstern Colonia Osterreich      Austria        88.5% by Colonia Nordstern
                                                 Versicherungs and 11.5% by
                                                 Colonia Nordstern Leben

Royale Belge International        Belgium        100% by Royale Belge
                                                 Investissement

AXA Holding Belgium               Belgium        75% by AXA, 17.7% by AXA Global
                                                 Risks and 7.4% by various
                                                 companies of the Group

Assurances de la Poste            Belgium        50% by Royale Belge

Assurances de la Poste Vie        Belgium        50% by Royale Belge

AXA Asset Management LTD          U.K.           91% by AXA Investment Managers
                                                 and 9% by National Mutual Funds
                                                 Management

AXA Sun Life Holdings Plc         U.K.           100% by SLPH

                             AXA FINANCIAL BUSINESS

COMPANY                           COUNTRY        VOTING POWER
-------                           -------        ------------

Compagnie Financiere de Paris     France         100% AXA and the Mutuelles
(C.F.P.)

AXA Banque                        France         98.7% owned by Compagnie
                                                 Financiere de Paris

AXA Credit                        France         65% owned by Compagnie
                                                 Financiere de Paris

AXA Gestion FCP                   France         100% owned by AXA Investment
                                                 Managers Paris

Sofapi                            France         100% owned by Compagnie
                                                 Financiere de Paris

Soffim Holding                    France         100% owned by Compagnie
                                                 Financiere de Paris

Sofinad                           France         100% by Compagnie
                                                 Financiere de Paris

Banque des Tuileries              France         100% by Compagnie
                                                 Financiere de Paris

Banque de marches et              France         18.5% by AXA and 8.2% by AXA
d' arbitrage                                     Courtage, IARD

AXA Investment Managers           France         100% by various companies

AXA Investment Managers Paris     France         100% owned by AXA Investment
                                                 Managers

Colonia Bausbykasse               Germany        66.7% by AXA-CKAG and 31.1% by
                                                 Colonia Nordstern Leben

Banque IPPA                       Belgium        99.9% by Royale Belge

Royal Belge Investissement        Belgium        100% by Royale Belge

ANHYP                             Belgium        98.8% by Royale Belge

AXA Sun Life Asset Management     U.K.           66.7% owned by SLPH and 33.3%
                                                 by AXA Asset Management Ltd.

COMPANY                           COUNTRY        VOTING POWER
-------                           -------        ------------

Alliance Capital Management       U.S.A.         57.7% held by ELAS

Donaldson Lufkin & Jenrette       U.S.A.         70.9% owned by Equitable
                                                 Holdings Corp. and ELAS

National Mutual Funds             Australia      100% owned by National
Management (Global) Ltd                          Mutual Holdings Ltd

                            AXA REAL ESTATE BUSINESS

COMPANY                           COUNTRY        VOTING POWER
-------                           -------        ------------

S.G.C.I.                          France         100% by AXA

Transaxim                         France         100% owned by Compagnie
                                                 Parisienne de Participations

Compagnie Parisienne de           France         100% owned by Sofinad
Participations (C.P.P.)

Monte Scopeto                     France         100% owned by Compagnie
                                                 Parisienne de Participations

Colisee Jeuneurs                  France         99.9% by Colisee Suresnes

Colisee Delcasse                  France         100% by Colisee Suresnes

Colisee Victorie                  France         99.7% by S.G.C.I.

Colisee Suresnes                  France         100% by Various Companies and
                                                 the Mutuelle

Colisee 21 Matignon               France         99.4% by SGCI and 0.6% by AXA

COMPANY                           COUNTRY        VOTING POWER
-------                           -------        ------------

Colisee Saint Georges             France         100% by SGCI

AXA Millesimes                    France         92.9% owned by AXA and the
                                                 Mutuelles

AXA Immobiller                    France         100% by AXA

                               OTHER AXA BUSINESS

COMPANY                           COUNTRY        VOTING POWER
-------                           -------        ------------

Item 31. Number of Contractowners



     As of March 31, 1999, the number of participants in the American Dental Association Members Programs offered by the Registrant was 24,826.



Item 32. Indemnification of Directors and Officers

     To the extent permitted by the laws of the State of New York and subject to all applicable requirements thereof, Equico Securities, Inc. ("Equico") undertook to indemnify each of its directors and officers who is made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact that he or she, is or was a director or officer of Equico.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to Directors and Officers pursuant to the undertaking described above, or otherwise, Equitable has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Equitable of expenses incurred or paid by a Director or Officer in the successful defense of any action, suit or proceeding) is asserted by such Director or Officer in connection with the interests, Equitable will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in that Act and will be governed by the final adjudication of such issue.


Item 33. Business and Other Connections of Investment Adviser

     The Equitable Life Assurance Society of the United States ("Equitable") acts as the investment manager for Separate Account Nos. 3, 4, 190 and 191. With respect to Separate Account No. 191, Equitable acts as investment manager within guidelines established by the Trustees of the American Dental Association Members Retirement Trusts. Alliance Capital Management L.P. ("Alliance"), a publicly-traded limited partnership, is indirectly majority-owned by Equitable, provides personnel and facilities for portfolio selection and transaction services. Alliance recommends the securities investments to be purchased and sold for Separate Account Nos. 3, 4 and 190 and the portion of Separate Account No. 191 which is invested in its Separate Account No. 2A, and arranges for the execution of portfolio transactions. Alliance coordinates related accounting and bookkeeping functions with Equitable. Both Equitable and Alliance are registered investment advisers under the Investment Advisers Act of 1940.

     Information regarding the directors and principal officers of Equitable is provided in Item 29 of this Part C and is incorporated herein by reference.

          Set forth below is certain information regarding the directors and principal officers of Alliance Capital Management Corporation. The business address of the Alliance persons whose names are preceded by an asterisk is 1345 Avenue of the Americas, New York, New York 10105.


                               POSITIONS AND           PRINCIPAL OCCUPATION
NAME AND PRINCIPAL             OFFICES WITH            (AND OTHER POSITIONS)
BUSINESS ADDRESS               ALLIANCE                WITHIN PAST 2 YEARS
----------------               --------                -------------------
Directors

*Dave H. Willams               Director and Chairman   See Column 2; Chief
                               of the Board            Executive Officer (until
                                                       January 1999); Director -
                                                       The Equitable Life
                                                       Assurance Society of the
                                                       United States ("Equitable
                                                       Life") and The Equitable
                                                       Companies Incorporated
                                                       ("EQ"). Senior Executive
                                                       Vice President and
                                                       Memeber of Executive
                                                       Committee - AXA (January
                                                       1997 to present).

 Luis Javier Bastida           Director                Chief Financial Officer
 Banco Bilbao Vizcaya                                  and Member of the
 Gran Via 1                                            Executive Committee -
 Planta 16 48001                                       Banco Bilbao Vizcaya,
 Bilbao, Spain                                         S.A.


                                     C-31



                               POSITIONS AND           PRINCIPAL OCCUPATION
NAME AND PRINCIPAL             OFFICES WITH            (AND OTHER POSITIONS)
BUSINESS ADDRESS               ALLIANCE                WITHIN PAST 2 YEARS
----------------               --------                -------------------

*Donald H. Brydon           Director                   Chairman and Chief
                                                       Executive Officer -
                                                       AXA Investment Managers
                                                       S.A.

*Bruce W. Calvert           Director, Vice Chairman,   See Column 2; Chief
                            and Chief Executive        Investment Officer
                            Officer (January 1999      (until January 1999)
                            to present)

                                     C-32


                            POSITIONS AND              PRINCIPAL OCCUPATION
NAME AND PRINCIPAL          OFFICES WITH               (AND OTHER POSITIONS)
BUSINESS ADDRESS            ALLIANCE                   WITHIN PAST 2 YEARS
----------------            --------                   -------------------

*John D. Carifa             Director, President and    See Column 2.
                            Chief Operating Officer

 Henri de Castries          Director                   Senior Executive Vice
 AXA                                                   President, Financial
 23, Avenue Matignon                                   Services and Life
 75008, Paris, France                                  Insurance Activities -
                                                       AXA and various positions
                                                       with AXA affiliated
                                                       companies; Director, Vice
                                                       Chairman (February 1996
                                                       to April 1998), and
                                                       Chairman (April 1998 to
                                                       present) - EQ; Director -
                                                       Equitable Real Estate
                                                       Investment Management,
                                                       Inc. ("Equitable Real
                                                       Estate")(June 1993 to
                                                       June 1997), Donaldson
                                                       Lufkin & Jenrette, Inc.
                                                       ("DLJ"), and Equitable
                                                       Life.

 Kevin C. Dolan             Director                   Senior Vice President -
 AXA                                                   AXA-UAP; Chief Executive
 23, Avenue Matignon                                   Officer - AXA Investment
 75008, Paris, France                                  Managers Paris;
                                                       Director, Alliance
                                                       Capital Management, L.P.


 Denis Duverne              Director                   Senior Vice President
 AXA                                                   International (US - UK-
                                                       Benelux) AXA; Director -
 23, Avenue Matignon                                   Equitable Life (February
 75008, Paris, France                                  1998 to present) and DLJ.

 Alfred Harrison            Director, Vice Chairman    See Column 2.
 Alliance Capital
  Management L.P.
 3600 Piper Jaffray Tower
 Minneapolis, MN 55402

 Herve Hatt                 Director                   Senior Vice President,
                                                       AXA.

 Michael Hegarty            Director                   President and Director
                                                       (January 1998 to
                                                       present), Chief Operating
                                                       Officer (February 1998 to
                                                       present) Equitable; prior
                                                       thereto, Vice Chairman
                                                       Chase Manhattan
                                                       Corporation.

                                      C-33

                               POSITIONS AND           PRINCIPAL OCCUPATION
NAME AND PRINCIPAL             OFFICES WITH            (AND OTHER POSITIONS)
BUSINESS ADDRESS               ALLIANCE                WITHIN PAST 2 YEARS
----------------               --------                -------------------

 Jean-Pierre Hellebuyck        Director                Chairman - AXA
 AXA - Gestion des Actifs                              Investment Managers S.A.;
 40, rue de Colisee                                    Chief Investment Officer
 Paris, France 75008                                   - AXA; Director - AXA
                                                       Reassurance France, AXA
                                                       Reinsurance UK Plc, AXA
                                                       Reinsurance Company,
                                                       Equity & Law Plc, Equity
                                                       & Law Investment
                                                       Managers Ltd., Equity &
                                                       Law Fondsmanagement
                                                       GmbH, Europhenix
                                                       Management Company and
                                                       Societe Des Bourses
                                                       Francaises.

 Benjamin D. Holloway          Director                Consultant to
 Continental Companies                                 Tishman/Speyer, Edward
 3250 Mary Street                                      Debartolo and The
 Miami, Florida 33133                                  Continental Companies.
                                                       Director - Rockefeller
                                                       Center Properties, Inc.;
                                                       Chairman - Duke
                                                       University Management
                                                       Corporation.

 Edward D. Miller              Director                Chairman (January 1998
 The Edward Life Assurance                             to present) and Chief
 Society of the United States                          Executive Officer
 1290 Avenue of the Americas                           (August 1997 to present)
 New York, NY 10104                                    - Equitable Life and
                                                       prior thereto, President
                                                       (August 1997 to January
                                                       1998); Director,
                                                       President and Chief
                                                       Executive Officer - EQ
                                                       (all August 1997 to
                                                       present); Senior
                                                       Executive Vice President
                                                       and Member of Executive
                                                       Committee - AXA
                                                       (September 1997 to
                                                       present); Director - DLJ
                                                       (November 1997 to
                                                       present), AXA Canada
                                                       (September 1998 to
                                                       present), ACMC, Inc.
                                                       (March 1998 to present,
                                                       Equitable Capital
                                                       Management Corporation
                                                       ("ECMC") (March 1998 to
                                                       present); Chairman,
                                                       President and Chief
                                                       Executive Officer,
                                                       Equitable Investment
                                                       Corporation ("EIC")
                                                       (March 1998 to present);
                                                       Director - KeySpan
                                                       Energy; Senior Vice
                                                       Chairman - Chase
                                                       Manhattan Corporation
                                                       (March 1996 to April
                                                       1997).





                                  C-34


                             POSITIONS AND             PRINCIPAL OCCUPATION
NAME AND PRINCIPAL           OFFICES WITH              (AND OTHER POSITIONS)
BUSINESS ADDRESS             ALLIANCE                  WITHIN PAST 2 YEARS
----------------             --------                  -------------------

Peter D. Noris               Director                  Executive Vice President
The Equitable Life                                     and Chief Investment
  Assurance Society                                    Officer - Equitable
  of the United States                                 Life and EQ; Director,
1290 Avenue of the Americas                            Equitable Real Estate
New York, NY 10104                                     (July 1995 to June
                                                       1997), EREIM Managers
                                                       Corp. (July 1997 to
                                                       present), and EREIM LP
                                                       Corp. (October 1997 to
                                                       present)




                                     C-35



                             POSITIONS AND             PRINCIPAL OCCUPATION
NAME AND PRINCIPAL           OFFICES WITH              (AND OTHER POSITIONS)
BUSINESS ADDRESS             ALLIANCE                  WITHIN PAST 2 YEARS
----------------             --------                  -------------------

*Frank Savage                Director                  Chairman - Alliance
                                                       Capital Management
                                                       International;
                                                       Director - ACFG; Vice-
                                                       Chairman - ECMC;
                                                       Director - Lockheed
                                                       Martin Corporation, and
                                                       ARCO Chemical
                                                       Corporation and Qualcomm
                                                       Incorporated.

                                     C-36

                             POSITIONS AND             PRINCIPAL OCCUPATION
NAME AND PRINCIPAL           OFFICES WITH              (AND OTHER POSITIONS)
BUSINESS ADDRESS             ALLIANCE                  WITHIN PAST 2 YEARS
----------------             --------                  -------------------

Stanley B. Tulin             Director                  Director and Vice
The Equitable Life                                     Chairman (both February
  Assurance Society of                                 1998 to present) and
  the United States                                    Chief Financial Officer
1290 Avenue of the Americas                            (May 1996 to present) -
New York, NY 10104                                     Equitable Life, Senior
                                                       Executive Vice President
                                                       (May 1996 to February
                                                       1998); Executive Vice
                                                       President (May 1996 to
                                                       present) and Chief
                                                       Financial Officer (May
                                                       1997 to present) - EQ;
                                                       Director - DLJ (June
                                                       1997 to present);
                                                       Director, Chairman,
                                                       President and Chief
                                                       Executive Officer (July
                                                       1997 to present) - ACMC,
                                                       Inc.; Director, Chairman,
                                                       President and Chief
                                                       Executive Officer (July
                                                       1997 to present) - ECMC;
                                                       Director, Executive Vice
                                                       President and Chief
                                                       Financial Officer (June
                                                       1997 to present) - EIC.

*Reba White Williams         Director                  Director of Special
                                                       Projects.

Robert B. Zoellick           Director                  Professor - The U.S.
Fannie Mae                                             Naval Academy (December
3900 Washington Avenue, NW                             1997 to present);
Washington, DC  20016                                  Executive Vice President
                                                       - Federal National
                                                       Mortgage Association
                                                       (May 1993 to December
                                                       1997).

OFFICERS

*David R. Brewer, Jr.        Senior Vice President     See Column 2.
                             and General Counsel
                             and Secretary

*Robert H. Joseph, Jr.       Senior Vice President &   See Column 2.
                             Chief Financial Officer


Item 34. Principal Underwriters


     (a) EQ Financial Consultants, Inc. ("EQ Financial"), a wholly-owned subsidiary of Equitable, is the principal underwriter and depositor for its Separate Account A, Separate Account No. 301, Separate Account I and Separate Account FP. EQ Financial's principal business address is 1290 Avenue of the Americas, New York, NY 10104.


     (b) See Item 29 of this Part C, which is incorporated herein by reference.


Item 35. Location of Accounts and Records

         The Equitable Life Assurance Society of the United States

         135 West 50th Street
         New York, New York 10020


         1290 Avenue of the Americas
         New York, New York 10104

         200 Plaza Drive
         Secaucus, New Jersey 07094


Item 36. Management Services

         Not applicable.

Item 37.  Undertakings

          The Registrant hereby undertakes the following:


          The Registrant hereby undertakes the following:

          (a) to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen months old for so long as payments under the variable annuity contracts may be accepted;

          (b) to include (1) as part of its applications to purchase any contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or
               (2) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information; and

          (c) to deliver any Statement of Additional Information and any financial statements required to be made available under this form promptly upon written or oral request.

                                  SIGNATURES


          As required by the Securities Act of 1933, the Registrant has caused this Registration Statement to be signed on its behalf in the City and State of
New York on the 26th day of April,     .




                                  THE EQUITABLE LIFE ASSURANCE
                                  SOCIETY OF THE UNITED STATES
                                          (Registrant)


                                  By: /s/ Maureen K. Wolfson
                                  --------------------------
                                          Maureen K. Wolfson
                                          Vice President

          As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated:

PRINCIPAL EXECUTIVE OFFICERS:



*Edward D. Miller                      Chairman of the Board, Chief
                                       Executive Officer and Director

*Michael Hegarty                       President, Chief Operating Officer
                                       and Director


PRINCIPAL FINANCIAL OFFICER


*Stanley B. Tulin                      Vice Chairman of the Board,
                                       Chief Financial Officer and Director


PRINCIPAL ACCOUNTING OFFICER:




/s/ Alvin H. Fenichel
---------------------------
    Alvin H. Fenichel                  Senior Vice President and
                                       Controller
April 26, 1999



*DIRECTORS:



Francoise Colloc'h    Donald J. Greene              George T. Lowy
Henri de Castries     John T. Hartley               Edward D. Miller
Joseph L. Dionne      John H.F. Haskell, Jr.        Didier Pineau-Valencienne
Denis Duverne         Michael Hegarty               George J. Sella, Jr.
Jean-Rene Fourtou     Mary R. (Nina) Henderson      Peter J. Tobin
Norman C. Francis     W. Edwin Jarmain              Stanley B. Tulin
                                                    Dave H. Williams

*By:/s/ Maureen K. Wolfson
   ----------------------------
        Maureen K. Wolfson
        Attorney-in-Fact

April 26, 1999

                                 EXHIBIT INDEX

Exhibit No.                                                           Page No.


12(g)     Opinion and Consent of Counsel.

13(g)     Consent of PricewaterhouseCoopers, LLP.


13(h)     Powers of Attorney.

27        Financial Data Schedule.